   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                          CADENCE DESIGN SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          7372                  77-0148231
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                          CADENCE DESIGN SYSTEMS, INC.
                                2655 SEELY ROAD
                                   BUILDING 5
                               SAN JOSE, CA 95134
                           TELEPHONE: (408) 943-1234
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           R.L. SMITH MCKEITHEN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                2655 SEELY ROAD
                                   BUILDING 5
                               SAN JOSE, CA 95134
                           TELEPHONE: (408) 943-1234
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

       Alan C. Mendelson, Esq.                   Gordon K. Davidson, Esq.
       Richard E. Climan, Esq.                      Fenwick & West LLP
          Cooley Godward LLP                       Two Palo Alto Square
        Five Palo Alto Square                      3000 El Camino Real
         3000 El Camino Real                     Palo Alto, CA 94306-2122
       Palo Alto, CA 94306-2155                       (415) 494-0600
            (415) 843-5000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    As soon as practicable following the effectiveness of this Registration Statement and the effective time of the proposed merger of Wyoming Acquisition Sub, Inc. with and into Cooper & Chyan Technology, Inc., as described in the Agreement and Plan of Merger and Reorganization, dated as of October 28, 1996, attached as APPENDIX A to the Proxy Statement/Prospectus forming a part of this Registration Statement.
                         ------------------------------

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
              TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
           SECURITIES TO BE REGISTERED               BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)         FEE(3)
Common Stock, $0.01 par value
  (including preferred stock purchase rights).....      13,077,784           $35.4412          $463,492,358        $140,452.23

(1) The number of shares of common stock, par value $0.01 per share (the "Cadence Common Stock"), of Cadence Design Systems, Inc. ("Cadence") to be registered has been determined based upon (a) up to 15,385,628 shares of common stock of Cooper & Chyan Technology, Inc. ("CCT"), par value $0.01 per share (the "CCT Common Stock"), outstanding or subject to options or other purchase rights as of November 22, 1996, and (b) an exchange ratio of 0.85 of a share of Cadence Common Stock per share of CCT Common Stock (the "Exchange Ratio") as provided for in the Agreement and Plan of Merger and Reorganization, dated as of October 28, 1996, by and among Cadence, Wyoming Acquisition Sub, Inc. and CCT (the "Reorganization Agreement").

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the "Act"). Pursuant to Rule 457(f)(1), the maximum aggregate offering price is the product of (a) $30.125, representing the average of the high and low sales price of CCT Common Stock as reported on the Nasdaq National Market ("Nasdaq") on November 21, 1996, and (b) up to 15,385,628 shares of CCT Common Stock to be acquired by Cadence in connection with the acquisition of CCT pursuant to the Reorganization Agreement.

(3) Calculated in accordance with Section 6(b) of the Act and Rule 457(f) promulgated thereunder.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        COOPER & CHYAN TECHNOLOGY, INC.

                          1601 SOUTH DE ANZA BOULEVARD
                          CUPERTINO, CALIFORNIA 95014

                                                               December   , 1996

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders (the "CCT Special Meeting") of Cooper & Chyan Technology, Inc. ("CCT"), to be held on
           , 1997 at    :00   .m., local time, at 1601 South De Anza Boulevard,
Cupertino, California 95014. Attached are a Notice of the CCT Special Meeting and a Proxy Statement/Prospectus containing information about the matters to be acted upon.

    At the CCT Special Meeting you will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Merger and Reorganization, dated as of October 28, 1996 (the "Reorganization Agreement"), among CCT, Cadence Design Systems, Inc. ("Cadence") and Wyoming Acquisition Sub, Inc., a wholly owned subsidiary of Cadence ("Cadence Merger Sub"), and the Merger (as defined below). A copy of the Reorganization Agreement appears as Appendix A to the attached Proxy Statement/Prospectus.

    Pursuant to the Reorganization Agreement, Cadence Merger Sub will be merged with and into CCT (the "Merger"), whereupon CCT will become a wholly owned subsidiary of Cadence. At that time, each share of common stock of CCT, par value $0.01 per share ("CCT Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive eighty-five hundredths (0.85) of a share of common stock of Cadence, par value $0.01 per share ("Cadence Common Stock"). Holders of CCT Common Stock will receive cash in lieu of any fractional shares of Cadence Common Stock to which such stockholders would have been entitled. Each outstanding option to purchase CCT Common Stock ("CCT Option") will be converted into an option to purchase that number of shares of Cadence Common Stock determined by multiplying the number of shares of CCT Common Stock subject to such CCT Option immediately prior to the effective time of the Merger by 0.85, rounded down to the next lowest whole number of shares (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by 0.85, rounded up to the next highest cent.

    We urge you to read carefully the enclosed Proxy Statement/Prospectus for more detailed information concerning CCT, Cadence, the Reorganization Agreement and the proposed Merger.

    Consummation of the proposed Merger is subject to, among other things, approval by the holders of the majority of the outstanding shares of CCT Common Stock and expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Merger would be consummated shortly after such stockholder approval is obtained, such waiting period expires or is terminated and the other conditions to the Merger are satisfied or waived. If the requisite approval of the stockholders of CCT is received and the waiting period applicable to the Merger under the HSR Act expires or is terminated, the Merger
is expected to be consummated in            1997.

    After careful consideration, the CCT Board of Directors has unanimously determined that the Merger is fair and in the best interests of CCT and its stockholders and has approved and adopted the Reorganization Agreement and approved the Merger. The Board of Directors unanimously recommends that the stockholders of CCT vote for the approval and adoption of the Reorganization Agreement and for the approval of the Merger.

    Whether or not you plan to attend the CCT Special Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed envelope, which requires no postage. If you attend the CCT Special Meeting in person, you may, if you wish, vote your shares personally on all matters whether or not you have previously returned a proxy card. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          John R. Harding
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                        COOPER & CHYAN TECHNOLOGY, INC.

                          1601 SOUTH DE ANZA BOULEVARD
                          CUPERTINO, CALIFORNIA 95014

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            ------------------------

To the Stockholders of
Cooper & Chyan Technology, Inc.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "CCT Special Meeting") of Cooper & Chyan Technology, Inc., a Delaware corporation
("CCT"), will be held on     ,     , 1997 at   .m., local time, at     , for the
following purposes:

    1. To consider and vote upon a proposal to approve and adopt (i) the Agreement and Plan of Merger and Reorganization, dated as of October 28, 1996 (the "Reorganization Agreement"), among CCT, Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), and Wyoming Acquisition Sub, Inc., a wholly owned subsidiary of Cadence and a Delaware corporation ("Cadence Merger Sub"), and (ii) the merger of Cadence Merger Sub with and into CCT (the "Merger"). Upon completion of the Merger, CCT will become a wholly owned subsidiary of Cadence; and

    2. To transact such other business as may properly come before the CCT Special Meeting or any adjournments or postponements thereof.

    The proposed Merger is more fully described in, and the Reorganization Agreement in its entirety is annexed to, the attached Proxy
Statement/Prospectus.

    The holders of record of CCT Common Stock at the close of business on
December   , 1996 are entitled to notice of and to vote at the CCT Special
Meeting and any adjournments or postponements thereof.

    All stockholders are cordially invited to attend the CCT Special Meeting. However, to ensure your representation at the CCT Special Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. Any stockholder attending the CCT Special Meeting may vote in person even if the stockholder has returned a proxy card.

    THE CCT BOARD HAS UNANIMOUSLY APPROVED AND ADOPTED THE REORGANIZATION AGREEMENT AND APPROVED THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF CCT VOTE FOR THE APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND FOR APPROVAL OF THE MERGER.

                                          By order of the Board of Directors
                                          John R. Harding
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

December   , 1996
Cupertino, California

                            YOUR VOTE IS IMPORTANT.

    PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY WHETHER OR NOT YOU PLAN TO ATTEND THE CCT SPECIAL MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE IN PERSON AT THE CCT SPECIAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                        COOPER & CHYAN TECHNOLOGY, INC.
                                ---------------

                                PROXY STATEMENT
                               ------------------

                          CADENCE DESIGN SYSTEMS, INC.
                                ---------------

                                   PROSPECTUS
                               ------------------

    This Proxy Statement/Prospectus is being furnished to holders of common stock, $0.01 par value per share ("CCT Common Stock"), of Cooper & Chyan Technology, Inc., a Delaware corporation ("CCT"), in connection with the solicitation of proxies by the CCT Board of Directors for use at CCT's Special Meeting of Stockholders or any adjournment or postponement thereof (the "CCT Special Meeting"). The CCT Special Meeting is being called to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of October 28, 1996, among Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), Wyoming Acquisition Sub, Inc., a wholly owned subsidiary of Cadence and a Delaware corporation ("Cadence Merger Sub"), and CCT (the "Reorganization Agreement") and the merger of Cadence Merger Sub with and into CCT (the "Merger").

    Upon consummation of the proposed Merger, CCT will become a wholly owned subsidiary of Cadence and each outstanding share of CCT Common Stock (except for any such shares held by CCT as treasury stock and any such shares held by Cadence or any subsidiary of Cadence or CCT) will be converted into the right to receive eighty-five hundredths (0.85) of a share of common stock, $0.01 par value per share, of Cadence ("Cadence Common Stock"). Each outstanding option to purchase CCT Common Stock ("CCT Option") will be converted into an option to purchase that number of shares of Cadence Common Stock determined by multiplying the number of shares of CCT Common Stock subject to such CCT Option immediately prior to the effective time of the Merger by 0.85, rounded down to the next lowest whole number of shares (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by 0.85, rounded up to the next highest cent.

    The proposed Merger is contingent upon, among other things, the approval of the holders of the majority of the outstanding shares of CCT Common Stock and expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The proposed Merger will be consummated shortly after such stockholder approval is obtained, such waiting period expires or is terminated and the other conditions to the Merger are satisfied or waived. It is currently anticipated
that the Merger will be consummated in            , 1997.

    This Proxy Statement/Prospectus also constitutes the prospectus of Cadence with respect to shares of Cadence Common Stock to be issued in the Merger in exchange for outstanding shares of CCT Common Stock.

    All information contained or incorporated by reference herein concerning Cadence has been furnished by Cadence, and all information contained herein concerning CCT has been furnished by CCT.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first
being mailed to stockholders of CCT on or about December   , 1996.
                            ------------------------

    THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY
STATEMENT/PROSPECTUS. STOCKHOLDERS OF CCT ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING AT PAGE 15.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
    ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

       The date of this Proxy Statement/Prospectus is December   , 1996.

                             AVAILABLE INFORMATION

    Cadence and CCT are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Cadence and CCT with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Cadence Common Stock is listed on the New York Stock Exchange and reports and other information concerning Cadence may be inspected at the offices of the New York Stock Exchange (the "NYSE") at 20 Broad Street, New York, New York 10005. The CCT Common Stock is listed on the Nasdaq National Market ("Nasdaq") and reports and other information concerning CCT may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    Cadence has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Act with respect to the Cadence Common Stock to be issued in the Merger. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made. For further information with respect to Cadence, CCT, the Merger, the securities offered hereby and related matters, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

    The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission (Commission File Number 1-10606) by Cadence pursuant to the Exchange Act are incorporated by reference into this Proxy Statement/ Prospectus:

    1. Cadence's Annual Report on Form 10-K for the fiscal year ended December 30, 1995;

    2. Cadence's Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, 1996, June 29, 1996 and September 28, 1996;

    3. Cadence's Current Reports on Form 8-K filed with the Commission on February 16, 1996 and November 7, 1996;

    4. The description of Cadence's Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A filed with the Commission on February 16, 1996; and

    5. The description of Cadence Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on August 29, 1990.

    The following documents previously filed with the Commission (Commission File Number 0-26750) by CCT pursuant to the Exchange Act are incorporated by reference into this Proxy Statement/Prospectus:

    1. CCT's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    2. CCT's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996; and

    3. CCT's Current Reports on Form 8-K filed with the Commission on September 12, 1996 (as amended) and November 12, 1996.

    The information relating to Cadence and CCT contained in this Proxy Statement/Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference herein.

    All documents filed by Cadence and CCT pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the CCT Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the dates of filing such documents or reports. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or is deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/ Prospectus.

                            ------------------------

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN CERTAIN EXHIBITS TO DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED UPON WRITTEN OR ORAL REQUEST TO CADENCE DESIGN SYSTEMS, INC., 2655 SEELY ROAD, BUILDING 5, SAN JOSE, CA 95134
ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER (408) 943-1234 WITH RESPECT TO DOCUMENTS RELATING TO CADENCE, OR TO COOPER & CHYAN TECHNOLOGY, INC., 1601 SOUTH DE ANZA BOULEVARD, CUPERTINO, CA 95134 ATTENTION: INVESTOR RELATIONS, TELEPHONE NUMBER (408) 366-6966 WITH RESPECT TO DOCUMENTS RELATING TO CCT. IN ORDER TO ENSURE DELIVERY PRIOR TO THE CCT SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED BY
           , 199 .

                            ------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING AND THE SOLICITATIONS MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CADENCE, CADENCE MERGER SUB OR CCT. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EITHER CADENCE OR CCT SINCE THE DATE HEREOF.

                            ------------------------

    This Proxy Statement/Prospectus contains trademarks of Cadence and CCT as well as trademarks of other companies.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY...................................................................     1
  The Companies...........................................................     1
  The Merger..............................................................     2
  Recent Developments Concerning Cadence..................................     9
  The CCT Special Meeting.................................................    10
  Markets and Market Prices...............................................    10
  Selected Historical and Pro Forma Financial Information.................    11
  Comparative Per Share Data..............................................    14
RISK FACTORS..............................................................    15
  Technological Change and Development of New Products and Services.......    15
  Proposed Acquisitions; Uncertainty Relating to Integration..............    15
  Failure to Consummate HLDS Merger.......................................    16
  Potential Fluctuations in Operating Results.............................    17
  Competition.............................................................    18
  Management of Growth....................................................    19
  Dependence on Key Personnel and Ability to Attract and Retain
    Professional Staff....................................................    19
  Risk with Regard to Intellectual Property Rights........................    19
  Potential Dilutive Effect to Stockholders; Transaction Expenses and
    Write Offs............................................................    20
  Volatility of Stock Prices..............................................    20
  Risks Associated with International Business Operations.................    20
  Antitakeover Provisions.................................................    21
  Rights of Holders of CCT Common Stock Following the Merger..............    21
INTRODUCTION..............................................................    22
THE CCT SPECIAL MEETING...................................................    22
  Purpose of the CCT Special Meeting......................................    22
  Date, Time and Place of Meeting.........................................    22
  Record Date and Outstanding Shares......................................    22
  Voting of Proxies.......................................................    22
  Vote Required...........................................................    22
  Board Recommendation....................................................    23
  Quorum; Abstentions.....................................................    23
  Solicitation of Proxies; Expenses.......................................    23
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS...........................    24
  Background of the Merger................................................    24
  CCT Reasons for the Merger..............................................    26
  Cadence Reasons for the Merger..........................................    27
  Opinion of Alex. Brown & Sons Incorporated..............................    27
  Merger Consideration....................................................    33
  Appraisal Rights........................................................    33
  Conversion of Shares; Procedures for Exchange of Certificates; No
    Fractional Shares.....................................................    33
  Effect on Certificates..................................................    33
  Regulatory Matters......................................................    34
  Stock Options; Benefit Plans............................................    34
  Voting Agreements.......................................................    35
  Option Agreements.......................................................    36
  Affiliate Agreements....................................................    37
  Employment Agreements...................................................    38
  Noncompetition Agreements...............................................    38
  Interests of Certain Persons in the Merger..............................    39
  Listing of Cadence Common Stock on New York Stock Exchange..............    39
  Merger Expenses and Fees and Other Costs................................    39

                                                                            PAGE
                                                                            ----
  Accounting Treatment....................................................    40
  Certain Income Tax Consequences.........................................    40
THE REORGANIZATION AGREEMENT..............................................    42
  General.................................................................    42
  Merger Consideration....................................................    42
  Appraisal Rights........................................................    42
  Corporate Matters.......................................................    42
  Conditions to the Merger................................................    43
  Representations and Warranties..........................................    46
  Covenants...............................................................    47
  Non-Solicitation........................................................    49
  Indemnification and Insurance...........................................    50
  Termination.............................................................    51
  Expenses and Termination Fees...........................................    52
  No Survival of Representations and Warranties...........................    53
  Amendment; Waiver.......................................................    53
UNAUDITED PRO FORMA FINANCIAL INFORMATION.................................    54
COMPARATIVE PER SHARE MARKET PRICE DATA...................................    63
  CCT.....................................................................    63
  Cadence.................................................................    64
CCT BUSINESS..............................................................    65
CCT SELECTED SUPPLEMENTAL FINANCIAL DATA..................................    73
CCT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS...................................................    75
  Results of Operations...................................................    77
  Liquidity and Capital Resources.........................................    80
  Other Factors That May Affect Future Operating Results..................    81
CCT MANAGEMENT AND EXECUTIVE COMPENSATION.................................    83
  CCT Management..........................................................    83
  CCT Executive Compensation..............................................    85
  CCT Option Exercises and Holdings and Fiscal Year-End Option Values.....    86
CCT PRINCIPAL STOCKHOLDERS................................................    87
CADENCE BUSINESS..........................................................    89
  General.................................................................    89
  The Integrated Circuit and Electronic System Design Process.............    89
  The Cadence Solution....................................................    89
  Cadence Products........................................................    90
  Recent Developments.....................................................    92
COMPARISON OF CAPITAL STOCK...............................................    93
  Description of Cadence Capital Stock....................................    93
  Description of CCT Common Stock.........................................    93
COMPARISON OF RIGHTS OF HOLDERS OF CADENCE COMMON STOCK AND HOLDERS OF CCT
  COMMON STOCK............................................................    94
EXPERTS...................................................................    95
LEGAL MATTERS.............................................................    95
INDEX TO CCT SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS...............   F-1
APPENDICES:
  APPENDIX A--Agreement and Plan of Merger and Reorganization
  APPENDIX B--Fairness Opinion of Alex. Brown & Sons Incorporated

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS NOT, AND IS NOT INTENDED TO BE, COMPLETE BY ITSELF. THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. CADENCE'S AND CCT'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, THE APPENDICES ATTACHED HERETO AND THE DOCUMENTS REFERRED TO OR INCORPORATED BY REFERENCE HEREIN. STOCKHOLDERS OF CCT ARE URGED TO REVIEW CAREFULLY ALL OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, THE REORGANIZATION AGREEMENT ATTACHED AS APPENDIX A AND THE OTHER APPENDIX ATTACHED HERETO.

                                 THE COMPANIES

CADENCE DESIGN SYSTEMS, INC.

    Cadence develops, markets and supports electronic design automation ("EDA") software tools that automate, enhance and accelerate the design and verification of integrated circuits ("ICs") and electronic systems. Cadence combines its technology with services to help optimize its customers' product development processes. Cadence's products and services are used by companies throughout the world to design and develop electronic circuits and systems, including semiconductors, computer systems and peripherals, telecommunications and networking equipment, mobile and wireless devices, automotive components, consumer products and other advanced electronics.

    Cadence was formed as a result of the merger of SDA Systems, Inc. into ECAD, Inc. in May 1988. The principal executive offices of Cadence are located at 2655 Seely Road, Building 5, San Jose, California 95134. Cadence's telephone number is (408) 943-1234.

COOPER & CHYAN TECHNOLOGY, INC.

    CCT develops, markets and supports software tools that help designers route the interconnections among electronic components on high performance printed circuit boards ("PCBs") and ICs. CCT's products are differentiated by CCT's proprietary ShapeBased technology, which CCT believes offers significant advantages over traditional grid-based routing tools for complex PCB and IC design applications. CCT markets its products worldwide through an extensive distribution network that includes distributors, original equipment manufacturers and a direct sales force.

    CCT was incorporated in California in January 1989 and was reincorporated in Delaware in September 1995. The principal executive offices of CCT are located at 1601 South De Anza Boulevard, Cupertino, California 95014. CCT's telephone number is (408) 366-6966.

WYOMING ACQUISITION SUB, INC.

    Cadence Merger Sub is a corporation recently organized for the purpose of effecting the Merger. Cadence Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger.

    The principal executive offices of Cadence Merger Sub are located at 2655 Seely Road, Building 5, San Jose, California 95134. Cadence Merger Sub's telephone number is (408) 943-1234.

                                   THE MERGER

GENERAL

    At the Effective Time (as defined below), Cadence Merger Sub will merge with and into CCT, the separate existence of Cadence Merger Sub will cease and CCT will become a wholly owned subsidiary of Cadence. It is currently anticipated
that the Effective Time will occur during             1997.

    Subject to the terms and conditions of the Reorganization Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Cadence, Cadence Merger Sub, CCT or any holder of shares of CCT Common Stock, the following will occur:

        CONVERSION OF CCT COMMON STOCK. At the Effective Time, each share of CCT Common Stock then outstanding (except for any such shares held by CCT as treasury stock and any such shares held by Cadence or any subsidiary of Cadence or CCT) will be converted into the right to receive eighty-five hundredths (0.85) of a share of Cadence Common Stock (the "Exchange Ratio"), including, with respect to each whole share of Cadence Common Stock to be received, the right to receive one preferred share purchase right under Cadence's Rights Agreement dated as of February 9, 1996 (the "Rights Plan").

        CCT STOCK OPTIONS. At the Effective Time, at the election of Cadence, either (i) all rights with respect to CCT Common Stock under each option granted under CCT's 1989 Stock Option Plan, 1993 Equity Incentive Plan or 1995 Directors' Stock Option Plan or under the Stock Option Plan of UniCAD that has been assumed by CCT (each, a "CCT Option") then outstanding shall be converted into and become rights with respect to Cadence Common Stock, and Cadence shall assume each such CCT Option in accordance with the terms (as in effect as of October 28, 1996) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced, or (ii) Cadence shall replace each such outstanding CCT Option by issuing a substantially equivalent replacement stock option in substitution therefor (in either case with appropriate adjustments based upon the Exchange Ratio). Cadence has agreed to file with the Commission a Registration Statement on Form S-8 relating to the shares of Cadence Common Stock issuable with respect to the assumed CCT Options no later than five business days after the Effective Time (as defined below). See "Approval of the Merger and Related Transactions-- Stock Options; Benefit Plans."

NON-SOLICITATION

    Pursuant to the Reorganization Agreement, CCT has agreed that it will not directly or indirectly, and will not authorize or permit its subsidiaries, officers, directors, employees, agents, attorneys, accountants, advisors and representatives directly or indirectly to, take certain actions that may encourage or facilitate an Acquisition Proposal (as defined herein) unless, among other factors, the CCT Board of Directors concludes in good faith (i) based upon the advice of its financial advisor, that such Acquisition Proposal could reasonably be expected to result in a transaction that is more favorable from a financial point of view to the CCT stockholders than the Merger and (ii) after consultation with outside legal counsel, that such action is required in order for the CCT Board of Directors to comply with its fiduciary obligations to CCT's stockholders under applicable law. See "The Reorganization Agreement--Non-Solicitation."

CONDUCT OF BUSINESS

    Pursuant to the Reorganization Agreement, CCT has made certain covenants regarding the conduct of CCT's business during the period from the date of the execution of the Reorganization Agreement through the Effective Time, including, without limitation, covenants to: (i) conduct its business and operations (a) in the ordinary course and in accordance with past practices and (b) in compliance with legal requirements and material contracts; (ii) use reasonable efforts to preserve its business organization and the services of its current officers and employees and maintain its relations and goodwill with suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons; (iii) maintain insurance policies; (iv) provide all reasonable notices, assurances and support required by any material contract relating to proprietary assets; (v) comply with Cadence's reasonable directions with respect to exercising any rights or remedies under certain material contracts; and (vi) cause its officers to report regularly to Cadence concerning the status of the business of CCT. In addition, CCT has agreed not to take or to agree to take certain actions relating to (i) dividends or distributions; (ii) the sale or issuance of securities; (iii) the amendment of stock option plans; (iv) the amendment of charter documents; (v) the formation of subsidiaries or acquisition of equity interests; (vi) capital expenditures; (vii) material contracts; (viii) the acquisition, lease or license of or sale or disposal of assets; (ix) the loaning of money; (x) the establishment or adoption of employee benefit plans; (xi) the hiring of new employees and consultants; (xii) material changes in accounting; (xiii) material tax elections; (xiv) commencement or settlement of material legal proceedings; and (xv) material transactions. See "The Reorganization Agreement--Covenants--Certain Covenants of CCT."

TERMINATION

    The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of CCT: (i) by mutual written consent of Cadence and CCT; (ii) subject to certain exceptions, by either Cadence or CCT if the Merger shall not have been consummated by 5:00 p.m. (Pacific Time) on May 7, 1997; (iii) by either Cadence or CCT in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by either Cadence or CCT if (a) the CCT Special Meeting shall have been held and (b) the Reorganization Agreement and the Merger shall not have been adopted and approved at such meeting; (v) by Cadence (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger) if a Triggering Event (as defined under "Approval of the Merger and Related Transactions--Option Agreements") shall have occurred;
(vi) in certain circumstances and subject to certain limitations, by Cadence following the breach of any representation, warranty or covenant of CCT contained in the Reorganization Agreement; (vii) in certain circumstances and subject to certain limitations, by CCT following the breach of any representation, warranty or covenant of Cadence contained in the Reorganization Agreement; or (viii) in certain circumstances and subject to certain limitations, by Cadence or CCT if Cadence shall have failed to issue certain shares of Cadence Common Stock for the purpose of enabling Cadence to account for the Merger as a pooling of interests. See "The Reorganization Agreement--Termination" and "Business--Recent Developments."

EXPENSES AND TERMINATION FEES

    Pursuant to the Reorganization Agreement, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Cadence and CCT shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of this Proxy Statement/Prospectus and the Registration Statement of which this Proxy Statement/Prospectus is a part. If the Reorganization Agreement is terminated under certain circumstances then (i) CCT will be required to pay to Cadence a nonrefundable fee in the amount of $5.0 million and (ii) subject to certain limitations, if an Acquisition Transaction (as defined in Exhibit A to the Reorganization Agreement attached hereto as Appendix A) is consummated at any time on or prior to the first anniversary of the termination date of the Reorganization Agreement, then CCT will be required to pay Cadence an additional nonrefundable fee of up to $10.0 million. If the Reorganization Agreement is terminated under certain circumstances relating to the failure of Cadence to issue shares of Cadence Common Stock for the purpose of enabling Cadence to account for the Merger as a pooling of interests, then Cadence will be required to pay CCT a nonrefundable fee of $10.0 million. See "The Reorganization Agreement--Expenses and Termination Fees."

CONDITIONS TO THE MERGER

    The obligations of Cadence and Cadence Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction of certain conditions relating to, among other things (i) the accuracy of the representations and warranties of CCT contained in the Reorganization Agreement; (ii) the performance by CCT of covenants and obligations contained in the Reorganization Agreement; (iii) the Registration Statement becoming effective in accordance with the provisions of the Act; (iv) the adoption of the Reorganization Agreement and approval of the Merger by the CCT stockholders; (v) receipt of certain consents; (vi) receipt of certain agreements, letters, certificates, legal opinions and resignations;
(vii) continued employment of certain employees of CCT; (viii) subject to certain exceptions, the absence of any material adverse change in CCT's business; (ix) compliance with U.S. Treasury regulations; (x) the expiration or termination of the waiting period applicable to the Merger under the HSR Act;
(xi) the listing of the Cadence Common Stock to be issued in the Merger on the NYSE; (xii) the absence of certain litigation or administrative actions or proceedings; and (xiii) the absence of restraining orders, injunctions and other legal impediments to the Merger.

    The obligation of CCT to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement is subject to the satisfaction of certain conditions relating to (i) the accuracy of the representations and warranties of Cadence contained in the Reorganization Agreement; (ii) the performance by Cadence of covenants and obligations contained in the Reorganization Agreement; (iii) the Registration Statement becoming effective in accordance with the provisions of the Act; (iv) the receipt of legal opinions; (v) subject to certain exceptions, the absence of any material adverse change in Cadence's business; (vi) the expiration or termination of the waiting period applicable to the Merger under the HSR Act;
(vii) the listing of the Cadence Common Stock to be issued in the Merger on the NYSE; and (viii) the absence of restraining orders, injunctions and other legal impediments to the Merger. See "The Reorganization Agreement--Conditions to the Merger."

EFFECTIVE TIME OF THE MERGER; CLOSING DATE

    The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The consummation of the transactions contemplated by the Reorganization Agreement shall take place on a date to be designated by Cadence (the "Closing Date"), which (subject to the satisfaction or waiver of all of the conditions to closing set forth in the Reorganization Agreement) shall be no later than the fifteenth business day after satisfaction of the latest to occur of the conditions related to (i) approval and adoption of the Reorganization Agreement and approval of the Merger by the stockholders of CCT, (ii) expiration or termination of the waiting period applicable to the Merger under the HSR Act and (iii) approval for listing on the NYSE of the shares of Cadence Common Stock to be issued in the Merger. Assuming that all of the conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date will occur during
            1997.

STOCK OWNERSHIP FOLLOWING THE MERGER

    Based upon the number of shares of CCT Common Stock outstanding as of November 22, 1996, an aggregate of approximately 11,130,939 shares of Cadence Common Stock will be issued to holders of CCT Common Stock. Based upon the number of shares of Cadence Common Stock issued and outstanding as of November 22, 1996, and after giving effect to the shares of Cadence Common Stock issued in the Public Offering (as defined below under "Accounting Treatment") and which may be issued in the Merger and the HLDS Merger (as defined below under "Recent Developments Concerning Cadence") (and assuming no exercise of outstanding options and warrants to purchase Cadence Common Stock), the former holders of CCT Common Stock would hold and have voting power with respect to approximately 11.5% of Cadence's total issued and outstanding shares, and holders of CCT Options would hold options for approximately 2.0% of Cadence's total issued and outstanding shares (assuming the exercise of only such options).

CCT REASONS FOR THE MERGER

    The CCT Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Reorganization Agreement, and determined that the Merger provides an opportunity that serves the best interests of CCT and its stockholders. The CCT Board of Directors believes that the Merger may result in a number of benefits to CCT and its stockholders, including, among other benefits, the following: (i) the combined company will have the ability to offer complementary product lines, increasing the breadth of products offered; (ii) CCT will have access to greater resources for product development, marketing and distribution resulting from the Merger, which will enable CCT to respond more effectively to the rapid technological change and continuing emergence of competing products that characterize the EDA industry; (iii) the Merger will enable the combined company to achieve economies of scale and enhance the efficiency of its research and development efforts; (iv) the Merger provides CCT stockholders with Cadence Common Stock in a tax-free exchange at a substantial premium to the market price of CCT Common Stock in the relevant periods prior to the public announcement of the proposed Merger; (v) receipt of the Cadence Common Stock provides CCT stockholders with increased investment liquidity; and (vi) Cadence Common Stock is valued at a much more moderate price/earnings multiple in comparison to CCT Common Stock and is, therefore, potentially less volatile in terms of future price performance. See "Approval of the Merger and Related Transactions--CCT Reasons for the Merger" and "The CCT Special Meeting--Board Recommendation."

RECOMMENDATION OF CCT BOARD OF DIRECTORS

    The Board of Directors of CCT has unanimously approved the Reorganization Agreement and the Merger, and recommends a vote FOR approval and adoption of the Reorganization Agreement and FOR approval of the Merger by the stockholders of CCT.

FAIRNESS OPINION

    Alex. Brown & Sons Incorporated ("Alex. Brown") has delivered to the CCT Board of Directors its written opinion, dated as of October 27, 1996, that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of CCT Common Stock. The full text of Alex. Brown's opinion (the "Alex. Brown Opinion"), which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. CCT stockholders are urged to read the Alex. Brown Opinion in its entirety. See "Approval of the Merger and Related Transactions--Opinion of Alex. Brown & Sons Incorporated" and Appendix B to this Proxy Statement/Prospectus.

CADENCE REASONS FOR THE MERGER

    Cadence believes that the combination of Cadence's and CCT's complementary technology and expertise will provide substantial opportunities for continuing innovations in IC and PCB design. By joining the strengths of the companies, the Merger is expected to accelerate the development of advanced solutions for the creation of building blocks for "system-on-a-chip" design, the assembly of these blocks on high speed chips and the design of these complex chips into high-performance PCBs. Both companies provide high-performance and complementary software tools for the design of PCBs found in products such as computer systems, telecommunications devices and consumer electronics. Their tools are currently used together by mutual customers to address the requirements of high-speed board design. By combining their respective expertise, Cadence believes that the Merger will allow the development of more advanced methodologies to address critical issues for boards operating at clock rates of 100 MHz or more. Cadence believes that the combination of Cadence and CCT's technology provides a complete solution for assembling and integrating the building blocks required to produce "systems-on-chips." Due to improvements in silicon manufacturing capabilities that allow the incorporation of an increasingly large array of functionality onto a single chip, IC designers are now looking to move to a similar approach as PCB designers. The system-on-a-chip design approach is analogous to the method used in PCB design, where numerous pre-selected elements can be assembled and connected together on a single substrate. However, new IC design tools and methodologies are required to realize the potential of these advanced silicon processes. CCT's understanding of the routing aspect of a block based design approach for both PCBs and ICs, combined with Cadence's expertise in silicon design, results in a technology solution for the next generation of chips and boards. Cadence believes that the companies' combined expertise in system-level design issues and their application to both silicon and board design should result in immediate benefits to a wide spectrum of designers and can improve the way the companies' customers use the products of CCT and Cadence. The Merger complements the HLDS Merger (as defined below) to enhance Cadence's solution for the design of ICs manufactured using deep submicron (0.35 micron and below) process geometries. See "Approval of the Merger and Related Transactions--Cadence Reasons for the Merger."

EXCHANGE OF CCT STOCK CERTIFICATES

    As soon as practicable after the Effective Time, Harris Trust and Savings Bank, Chicago, Illinois (the "Exchange Agent") will mail to the holders of CCT Common Stock (i) a letter of transmittal (the "Letter of Transmittal") with respect to the surrender of valid certificates representing shares of CCT Common Stock ("CCT Stock Certificates") in exchange for certificates representing Cadence Common Stock and (ii) instructions for use of the Letter of Transmittal. CCT STOCKHOLDERS SHOULD NOT SURRENDER THEIR CCT STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL. See "Approval of the Merger and Related Transactions--Conversions of Shares; Procedures for Exchange of Certificates; No Fractional Shares."

REGULATORY MATTERS

    Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and specified waiting period requirements have been observed. In addition, the review of the Merger pursuant to the HSR Act may substantially delay or proscribe consummation of the Merger. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, that Cadence would prevail or would not be required to terminate the Reorganization Agreement, to divest certain assets, to license certain proprietary technology to third parties or to accept certain conditions in order to consummate the Merger. There can be no assurance as to whether or when regulatory approval for the Merger will be received. See "Approval of the Merger and Related Transactions--Regulatory Matters."

VOTING AGREEMENTS

    Pursuant to Voting Agreements executed concurrently with the execution of the Reorganization Agreement (the "Cadence Voting Agreements"), John F. Cooper, David Chyan, John R. Harding, Robert D. Selvi and William J. Portelli, directors and/or officers of CCT who beneficially own in the aggregate approximately 37.8% of the outstanding CCT Common Stock, have agreed that, prior to the earlier of the valid termination of the Reorganization Agreement or the Effective Time, they will vote their shares in favor of the adoption and approval of the Reorganization Agreement and approval of the Merger and against (i) any actions that would result in a breach of any representation, warranty, covenant or obligation under the Reorganization Agreement, and (ii) certain transactions or any other action which could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement. The Cadence Voting Agreements also include agreements with respect to the voting of shares of CCT Common Stock for 180 days after the valid termination of the Reorganization Agreement in certain circumstances. Such CCT stockholders have also delivered to Cadence irrevocable proxies with respect to the matters covered by the Cadence Voting Agreements. See "Approval of the Merger and Related Transactions--Voting Agreements."

OPTION AGREEMENTS

    Pursuant to Option Agreements dated as of November 2, 1996 between Cadence and each of John F. Cooper and David Chyan, Messrs. Cooper and Chyan have granted to Cadence options (the "Cadence Options") to purchase for cash any or all of their shares of CCT Common Stock at a price of $32.30 per share. The Cadence Options are exercisable at any time or from time to time prior to their termination upon the occurrence of either of the following events (each an "Identified Termination"): (i) Cadence or CCT validly terminates the Reorganization Agreement subsequent to the failure of CCT's stockholders to adopt and approve the Reorganization Agreement and the Merger at the CCT Special Meeting at any time after (a) an Acquisition Proposal (as defined herein) has been made, submitted or announced and not Publicly Withdrawn (as defined herein) prior to the CCT Special Meeting or (b) the occurrence of a Triggering Event (as defined herein) (provided, if such Triggering Event is the result of an Acquisition Proposal, such proposal was not Publicly Withdrawn prior to the CCT Special Meeting) or (ii) the Reorganization Agreement is validly terminated by Cadence (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the stockholders of CCT) if a Triggering Event shall have occurred. Pursuant to each Option Agreement, the Cadence Options will terminate, to the extent not previously exercised, on the earliest of (i) the date upon which the Effective Time occurs, (ii) 180 days after the occurrence of an Identified Termination (subject to extension in the event a legal impediment precludes exercise) or (iii) the date upon which the Reorganization Agreement is validly terminated other than by virtue of an Identified Termination. See "Approval of the Merger and Related Transactions--Option Agreements."

NONCOMPETITION AGREEMENTS

    Certain key employees of CCT, including John F. Cooper, David Chyan, John R. Harding, Robert D. Selvi and William J. Portelli, have each entered into a Noncompetition Agreement with Cadence and CCT, dated as of October 28, 1996, that contains provisions restricting such employees from engaging in certain activities that are competitive with Cadence or CCT for a period of from one to four years (depending upon the individual agreement) following the Effective Time. In addition, Mr. Harding may receive payments in connection with his performance under his Noncompetition Agreement. See "Approval of the Merger and Related Transactions--Noncompetition Agreements."

EMPLOYMENT AGREEMENTS

    Cadence has entered into employment agreements, each dated as of October 28, 1996, with David Chyan, John R. Harding and other key employees of CCT. All such employment agreements become effective upon the effectiveness of the Merger and provide for the full-time employment of such persons for periods ranging from one to three years with compensation as specified in the individual agreements. In certain instances, such employment agreements provide for compensation continuation for specified periods if any of such employees are terminated during the term of their respective employment agreement. See "Approval of the Merger and Related Transactions--Employment Agreements."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        OFFICERS AND DIRECTORS OF CCT. Certain members of CCT's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of CCT generally. The CCT Board of Directors was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby. As described above, Cadence has entered into employment agreements with certain key employees of CCT. Upon effectiveness of the Merger, each such CCT employee will be entitled to receive benefits under his respective employment agreement. Certain unvested stock options granted by CCT and held by officers and non-employee directors of CCT become immediately exercisable as of the Effective Time. As described above under "Option Agreements," Cadence has entered into Option Agreements with each of John Cooper and David Chyan pursuant to which Cadence holds options to purchase up to an aggregate of approximately 4,872,300 shares of CCT Common Stock. In addition, Cadence has agreed, subject to certain limitations, to indemnify each person serving as an officer or director of CCT as of the date of the Reorganization Agreement from and after the Effective Time for acts or omissions occurring prior to the Effective Time as provided in CCT's bylaws and indemnification agreements between such officers and directors and CCT. Cadence has also agreed to make certain payments to John R. Harding pursuant to his performance under the terms of a Noncompetition Agreement between Cadence and Mr. Harding. See "Approval of the Merger and Related Transactions--Interests of Certain Persons in the Merger."

        AFFILIATE AGREEMENTS. Certain stockholders of CCT who may be deemed to be affiliates of CCT for purposes of Rule 145 of the Act have executed agreements that prohibit the sale, transfer or other disposition of Cadence Common Stock received by such stockholders in the Merger, except under certain circumstances, in order to comply with the requirements of certain federal securities laws. See "Approval of the Merger and Related Transactions--Affiliate Agreements."

        CONTINUITY OF INTEREST CERTIFICATES. Certain stockholders of CCT have delivered to Cadence certificates certifying that such stockholders have no present intention to dispose of certain of the shares of Cadence Common Stock to be received by such stockholders of CCT in the Merger in order to comply with the requirements of certain U.S. federal tax laws. See "Approval of the Merger and Related Transactions--Certain Income Tax Consequences."

LISTING OF CADENCE COMMON STOCK ON NEW YORK STOCK EXCHANGE

    It is a condition to Cadence's and CCT's obligation to consummate the Merger that the shares of Cadence Common Stock to be issued pursuant to the Reorganization Agreement be approved for listing on the NYSE. An application has been filed for listing such shares of Cadence Common Stock on the NYSE.

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Cadence and CCT of letters from Arthur Andersen LLP, Cadence's independent public accountants, and Ernst & Young LLP, CCT's independent auditors, reaffirming those firms' concurrence with Cadence management's and CCT management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if consummated in accordance with the Reorganization Agreement.

    In order to permit the Merger with CCT to be accounted for as a pooling of interests, Cadence must issue certain treasury shares in one or more transactions (other than the Merger) prior to the Merger. Five million of such treasury shares (plus up to an additional 750,000 shares which may be issued pursuant to an over-allotment option granted to the underwriters of such shares) were issued through a public offering in November 1996 (the "Public Offering"). In addition, Cadence expects to issue approximately 2,562,000 treasury shares of Cadence Common Stock in connection with the HLDS Merger (as defined below) and certain additional treasury shares of Cadence Common Stock upon exercise of outstanding stock options to acquire Cadence Common Stock. In the event the HLDS Merger is delayed substantially or not completed, Cadence will need to issue shares of Cadence Common Stock in one or more alternate transactions in order to permit Cadence to account for the Merger as a pooling of interests. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations. See "Approval of the Merger and Related Transactions--Accounting Treatment."

CERTAIN INCOME TAX CONSEQUENCES

    The Merger is expected to be a tax-free reorganization for federal income tax purposes, so that no gain or loss will be recognized by the CCT stockholders on the exchange of CCT Common Stock for Cadence Common Stock, except to the extent that CCT stockholders receive cash in lieu of fractional shares. The Reorganization Agreement does not require the parties to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. As a condition to CCT's and Cadence's obligations to consummate the Merger, CCT and Cadence are to receive opinions at the Closing Date from their respective legal counsel that, based on certain assumptions and certifications, the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. CCT stockholders are urged to consult their own tax advisors regarding such tax consequences. See "Approval of the Merger and Related Transactions--Certain Income Tax Consequences."

                     RECENT DEVELOPMENTS CONCERNING CADENCE

    On October 3, 1996, Cadence and a wholly owned subsidiary of Cadence entered into an Agreement and Plan of Merger and Reorganization (the "HLDS Merger Agreement") with High Level Design Systems, Inc., a Delaware corporation ("HLDS"). The HLDS Merger Agreement contemplates that, subject to the satisfaction of certain conditions set forth therein, including the adoption of the HLDS Merger Agreement and the approval of the transactions contemplated thereby by the HLDS stockholders, the wholly owned subsidiary of Cadence will be merged into HLDS (the "HLDS Merger"), and HLDS will become a wholly owned subsidiary of Cadence. Pursuant to the HLDS Merger Agreement, each outstanding share of HLDS capital stock would be exchanged for 0.22 of a share of Cadence Common Stock. In connection with the HLDS Merger, Cadence expects to issue approximately 2,562,000 shares of Cadence Common Stock and to assume employee stock options to purchase approximately 600,000 shares of Cadence Common Stock.

    HLDS develops, markets and supports EDA software for the design of high-density, high performance ICs. HLDS's products are designed to solve the problems inherent in deep submicron (less than 0.35 micron) IC design and to offer improved time to market, enhanced IC performance and reduced development and manufacturing costs when compared to previous generations of EDA software. HLDS, founded in 1991, is headquartered in Santa Clara, California and has operations in North America and Europe.

    Based upon the number of shares of Cadence Common Stock issued and outstanding as of November 22, 1996, and after giving effect to the Cadence Common Stock that has been issued in the Public Offering and the Cadence Common Stock that is proposed to be issued in the HLDS Merger and the Merger with CCT (assuming no exercise of options and warrants to purchase Cadence Common Stock), the former holders of HLDS capital stock would hold and have voting power with respect to approximately 2.7% of Cadence's issued and outstanding shares (3.3% assuming exercise of all outstanding options to purchase HLDS capital stock). The HLDS Merger is expected to be a tax-free reorganization under the

Internal Revenue Code and will be accounted for as a purchase. The HLDS Merger is expected to be completed as early as December 18, 1996. There can be no assurance that the HLDS Merger will be consummated. See "Cadence
Business--Recent Developments;" "Risk Factors--Proposed Acquisitions; Uncertainty Relating to Integration;" "Risk Factors--Failure to Consummate HLDS Merger" and "Risk Factors--Potential Dilutive Effect to Stockholders; Transaction Expenses and Write Offs."

                            THE CCT SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

    The CCT Special Meeting will be held at CCT's offices located at 1601 South
De Anza Boulevard, Cupertino, California 95014 on             , 199 at
 .m., local time. The purpose of the CCT Special Meeting is to approve and adopt the Reorganization Agreement and approve the Merger.

RECORD DATE AND VOTE REQUIRED

    Only CCT stockholders of record at the close of business on December   ,
1996 (the "Record Date") are entitled to vote at the CCT Special Meeting. Under the Delaware General Corporation Law (the "DGCL") and the charter documents of CCT, approval and adoption of the Reorganization Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of CCT Common Stock (the "Required Vote").

    This Proxy Statement/Prospectus was mailed to all CCT stockholders of record as of the Record Date and constitutes notice of the CCT Special Meeting in conformity with the requirements of the DGCL.

                           MARKETS AND MARKET PRICES

    Cadence Common Stock is traded on the NYSE under the symbol "CDN." On October 25, 1996, the last trading day before the announcement by Cadence and CCT that they had entered into the Reorganization Agreement, the closing price of Cadence Common Stock as reported on the NYSE was $38.00 per share. Following the Merger, Cadence Common Stock will continue to be traded on the NYSE under the symbol "CDN." On November 22, 1996, the closing price of Cadence Common Stock as reported on the NYSE was $39.25. There can be no assurance as to the actual price of Cadence Common Stock prior to, at or at any time following the Effective Time.

    CCT Common Stock is traded on Nasdaq under the symbol "CCTI." On October 25, 1996, the last trading day before the announcement by Cadence and CCT that they had entered into the Reorganization Agreement, the closing price of CCT Common Stock as reported by Nasdaq was $31.50 per share. Following the Merger, CCT Common Stock will cease to be traded on Nasdaq. On November 22, 1996, the closing price of CCT Common Stock as reported by Nasdaq was $32.125. There can be no assurance as to the actual price of CCT Common Stock prior to or at the Effective Time. See "Risk Factors--Volatility of Stock Prices" and "Comparative Per Share Market Price Data."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

CADENCE SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The selected historical financial data as of December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 are derived from audited financial statements of Cadence not included or incorporated by reference herein. The statement of income data for each of the three years in the period ended December 30, 1995 and the selected historical balance sheet data at December 30, 1994 and 1995 are derived from the audited consolidated financial statements of Cadence incorporated by reference in this Proxy Statement/Prospectus. The unaudited selected historical financial information as of September 28, 1996 and for the nine month periods ended September 30, 1995 and September 28, 1996 are derived from unaudited consolidated financial statements of Cadence and, in the opinion of Cadence, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair representation of the financial information. Operating results for the interim period are not necessarily indicative of the results of Cadence that may be expected for the entire year. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," found in the consolidated financial statements and related notes and other financial information contained in Cadence's Form 10-K for the fiscal year ended December 30, 1995 and Form 10-Q for the quarterly period ended September 28, 1996.

                                                                                             NINE MONTHS ENDED
                                            FISCAL YEAR ENDED DECEMBER 30,              ----------------------------
                                 -----------------------------------------------------  SEPTEMBER 30,  SEPTEMBER 28,
                                   1991       1992       1993       1994       1995         1995           1996
                                 ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL CONSOLIDATED
  STATEMENT OF INCOME DATA:
Revenue........................  $ 379,476  $ 418,724  $ 368,623  $ 429,072  $ 548,418    $ 384,662      $ 529,197
Unusual items(1)...............     55,236       (253)    19,650     14,707     --           --             --
Income (loss) from
  operations...................    (14,744)    65,710     (8,415)    44,047    117,860       75,272        131,988
Net income (loss)(2)...........    (22,403)    55,360    (12,779)    36,648     97,270       66,430         86,854
Net income (loss) per common
  share(2).....................  $   (0.25) $    0.53  $   (0.13) $    0.37  $    1.05    $    0.71      $    0.95
Common and common equivalent
  shares used in computing per
  share amounts................     89,612    103,800     96,885     98,805     92,948       93,170         91,095

                                                                  AS OF DECEMBER 30,                        AS OF
                                                 -----------------------------------------------------  SEPTEMBER 28,
                                                   1991       1992       1993       1994       1995         1996
                                                 ---------  ---------  ---------  ---------  ---------  -------------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Working capital................................  $ 118,955  $ 153,266  $ 104,996  $  27,493  $   6,496    $  11,427
Total assets...................................    347,074    367,243    339,301    361,048    374,035      419,015
Long-term obligations and redeemable
  convertible preferred stock..................     14,811      5,722      4,001      2,098      1,619       19,878
Stockholders' equity...........................    185,117    249,148    206,122    176,063    134,081      160,407

------------------------------

(1) Unusual items:

                                                                                    FISCAL YEAR ENDED DECEMBER 30,
                                                                              ------------------------------------------
                                                                                1991       1992       1993       1994
                                                                              ---------  ---------  ---------  ---------
    Write off of in-process research and development........................  $  --      $  --      $  --      $   4,653
    Provision for settlement of litigation..................................     --         --         --         10,054
    Loss (income) from operations of disposed division......................      5,335       (253)     6,200     --
    Restructuring costs.....................................................     49,901     --         13,450     --
                                                                              ---------  ---------  ---------  ---------
      Total unusual items...................................................  $  55,236  $    (253) $  19,650  $  14,707
                                                                              ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------

    In December 1991, Cadence recorded restructuring costs of $49.9 million associated with the merger of Valid Logic Systems Incorporated with Cadence. In March 1993, Cadence recorded restructuring costs of approximately $13.5 million associated with a restructure of certain areas of sales, operations and administration due to business conditions.

    In December 1993, Cadence sold its Automated Systems division. Cadence has classified the respective income and loss from operations of the disposed division as unusual items within operations. The loss of $6.0 million on disposal of the division is included in other income (expense) in the fiscal year ended December 30, 1993.

    In April 1994, Cadence entered into agreements to settle two class action lawsuits for a combined settlement of $16.5 million, of which approximately $7.5 million was covered by Cadence's insurance carriers. Reflected in Cadence's operating expenses is the net settlement cost of approximately $9.0 million plus approximately $1.0 million for related legal costs.

(2) In addition to the unusual items discussed above, net income (loss) and net income (loss) per common share included a $3.1 million after tax gain on the sale of an equity investment in the year ended December 30, 1994 and a $13.6 million after tax gain on the sale of stock of a subsidiary in the periods ended December 30, 1995 and September 30, 1995.

CCT SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

    The following selected supplemental consolidated financial data should be read in conjunction with the CCT Supplemental Consolidated Financial Statements and related notes thereto and "CCT Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Proxy Statement/Prospectus. The supplemental consolidated statement of income data for each of the three years in the period ended December 31, 1995 and the supplemental consolidated balance sheet data at December 31, 1994 and 1995 are derived from supplemental consolidated financial statements of CCT which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Proxy Statement/Prospectus. The supplemental consolidated statement of income data for each of the two years in the period ended December 31, 1992 and for the nine months ended September 30, 1995 and 1996 and the supplemental consolidated balance sheet data at December 31, 1991, 1992 and 1993 are derived from unaudited financial statements. The condensed consolidated statement of income data for the nine months ended September 30, 1995 and 1996 has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results for such periods. The consolidated operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

                                                                                                   NINE MONTHS ENDED
                                                      FISCAL YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                           -----------------------------------------------------  --------------------
                                             1991       1992       1993       1994       1995       1995       1996
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL CONSOLIDATED STATEMENT OF
  INCOME DATA:
  Revenue................................  $   2,753  $   3,977  $   7,294  $  15,545  $  23,442  $  16,020  $  25,680
  Income from operations.................        608        454      1,666      1,103      1,820      1,252      4,162
  Net income.............................        368        350      1,042        644      1,329        834      3,263
  Net income per common share............  $    0.04  $    0.04  $    0.10  $    0.06  $    0.11  $    0.07  $    0.23
  Common and common equivalent shares
    used in computing per share
    amounts..............................      9,363      9,792     10,135     10,989     12,272     11,918     14,419

                                                                AS OF DECEMBER 31,                        AS OF
                                               -----------------------------------------------------  SEPTEMBER 30,
                                                 1991       1992       1993       1994       1995         1996
                                               ---------  ---------  ---------  ---------  ---------  -------------

SUPPLEMENTAL CONSOLIDATED BALANCE SHEET DATA:
  Working capital............................  $     674  $     644  $   1,113  $   1,123  $  26,579    $  32,492
  Total assets...............................      1,733      2,459      4,987      8,357     37,489       43,856
  Long term obligations......................         --         --         74        357        558          331
  Stockholders' equity.......................        995      1,297      2,295      2,947     29,414       35,758

CADENCE, CCT AND HLDS UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA

    The following table sets forth the unaudited selected pro forma combined financial data of Cadence, CCT and HLDS. The unaudited pro forma combined balance sheet has been prepared as if the Merger with CCT, which will be accounted for as a pooling of interests by Cadence, and the HLDS Merger, which will be accounted for as a purchase of HLDS by Cadence, were both consummated as of September 28, 1996. The unaudited pro forma combined statement of operations data for the years ended December 31, 1993 and 1994 gives effect to the Merger with CCT as if the Merger with CCT were completed at the beginning of the periods presented. The unaudited pro forma combined statement of operations data for the year ended December 30, 1995 and for the nine months ended September 30, 1995 and September 28, 1996 gives effect to both the Merger with CCT and the HLDS Merger as if both mergers were completed at the beginning of the periods presented. The unaudited selected pro forma combined financial data is derived from the unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included elsewhere in this Proxy Statement/Prospectus and should be read in conjunction with such unaudited pro forma condensed combined financial statements and notes thereto.

    The unaudited selected pro forma combined financial data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the mergers occurred on the dates indicated, nor does it represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining the operations of Cadence, CCT and HLDS or (ii) the costs of restructuring, integrating or consolidating such operations.

                                                                                             NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,   ----------------------------
                                                       -------------------------------  SEPTEMBER 30,  SEPTEMBER 28,
                                                         1993       1994       1995         1995           1996
                                                       ---------  ---------  ---------  -------------  -------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF INCOME DATA:
Revenue..............................................  $ 375,917  $ 444,617  $ 581,987    $ 408,156      $ 564,306
Income (loss) from operations........................     (6,749)    45,150    114,709       72,167        133,181
Net income (loss)....................................    (11,737)    37,292     94,297       63,578         87,076
Net income (loss) per common share...................  $   (0.11) $    0.34  $    0.89    $    0.60      $    0.82
Common and common equivalent shares used in computing
  per share amounts..................................    102,287    108,146    106,098      106,019        106,070

                                                                                                  AS OF
                                                                                            SEPTEMBER 28, 1996
                                                                                            ------------------

PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital...........................................................................      $   32,232
Total assets..............................................................................         476,429
Long-term obligations and redeemable convertible preferred stock..........................          20,161
Stockholders' equity......................................................................         193,191

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Cadence and CCT and combined per share data on an unaudited pro forma combined basis after giving effect to the Merger with CCT and the HLDS Merger as if both mergers were completed at the beginning of the respective periods for net income per common share data. The exchange ratios and the pro forma book value per common share assume that the transactions were consummated on September 28, 1996. The following data should be read in conjunction with the Unaudited Pro Forma Financial Information and the separate historical financial statements of Cadence and the supplemental historical financial statements of CCT incorporated by reference or included elsewhere herein. The unaudited pro forma combined per common share data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the transactions occurred on the dates indicated, nor does it represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (i) the efficiencies which may be obtained by combining Cadence, CCT and HLDS operations or (ii) the costs of restructuring, integrating or consolidating such operations.

                                                                                                        AS OF OR FOR
                                                                                                          THE NINE
                                                                   FISCAL YEARS ENDED                   MONTHS ENDED
                                                                      DECEMBER 30,            --------------------------------
                                                             -------------------------------   SEPTEMBER 30,    SEPTEMBER 28,
                                                               1993       1994       1995          1995             1996
                                                             ---------  ---------  ---------  ---------------  ---------------
HISTORICAL - CADENCE:
  Net income (loss) per common share.......................  $   (0.13) $    0.37  $    1.05     $    0.71        $    0.95
  Book value per common share(1)...........................     --         --           1.71        --                 2.07

HISTORICAL - CCT:
  Net income per common share..............................       0.10       0.06       0.11          0.07             0.23
  Book value per common share(1)...........................     --         --           2.38        --                 2.76

PRO FORMA COMBINED PER CADENCE SHARE:
  Net income (loss) per common share.......................      (0.11)      0.34       0.89          0.60             0.82
  Book value per common share(1)...........................     --         --         --            --                 2.12

EQUIVALENT PRO FORMA COMBINED PER CCT SHARE(2):
  Net income (loss) per common share.......................      (0.09)      0.29       0.76          0.51             0.70
  Book value per common share(1)...........................     --         --         --            --                 1.80

------------------------------

(1) The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of Cadence Common Stock as of September 28, 1996.

(2) The equivalent CCT pro forma per share amounts are calculated by multiplying the Cadence combined pro forma per share amounts by the Exchange Ratio.

                                  RISK FACTORS

    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. CADENCE'S ACTUAL RESULTS MAY DIFFER MATERIALLY. FACTORS THAT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. IN ADDITION TO THE OTHER INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY BY CCT STOCKHOLDERS IN DETERMINING WHETHER OR NOT TO VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND APPROVAL OF THE MERGER.

TECHNOLOGICAL CHANGE AND DEVELOPMENT OF NEW PRODUCTS AND SERVICES

    Because of rapid technological changes in the EDA industry, Cadence's future revenues will depend on its ability to develop or acquire new products and enhance its existing products on a timely basis to keep pace with innovations in IC technology and to support a range of changing computer software and hardware platforms and customer preferences.

    Cadence's EDA software tools have a limited life cycle, requiring Cadence to make periodic product enhancements and new product introductions. There can be no assurance that Cadence's products will not become obsolete, or that any new or enhanced products it develops or markets will be competitive or achieve market acceptance. Cadence believes that the mergers with HLDS and CCT will enhance Cadence's ability to help customers design chips with feature sizes of
0.35 micron and below. If Cadence fails to obtain new or developed technology through the mergers or the mergers are substantially delayed or not consummated, new product introductions could be substantially delayed, and Cadence would be required to devote significant additional management and technical resources to develop such technology internally. Failures of or significant delays in product development could result in a loss of competitiveness of Cadence's products and could have a material adverse effect on Cadence's business, financial condition and results of operations.

    In addition, many of Cadence's products operate only on certain versions of the UNIX operating system. Cadence has only recently begun the development work necessary to port its software to Windows NT. Failure of Cadence's products to keep pace with changes in manufacturing technology or processes, software and hardware platforms and customer preferences could render one or more of Cadence's software tools obsolete, which could have a material adverse effect on Cadence's business, financial condition and results of operations.

PROPOSED ACQUISITIONS; UNCERTAINTY RELATING TO INTEGRATION

    Part of Cadence's strategy is to grow and improve its product offerings through acquisitions. This strategy involves a number of risks, including risks related to the integration of the acquired businesses, the substantial management time devoted to such activities, undisclosed liabilities, the failure to achieve anticipated benefits, such as cost savings and synergies, and distribution, engineering, customer support and other issues related to product transition.

    In addition to the Merger with CCT, on October 3, 1996, Cadence entered into the HLDS Merger Agreement. The HLDS Merger Agreement contemplates that, subject to the satisfaction of certain conditions set forth therein, including the adoption of the HLDS Merger Agreement and the approval of the transactions contemplated thereby by the HLDS stockholders, a wholly owned subsidiary of Cadence will be merged into HLDS, and HLDS will become a wholly owned subsidiary of Cadence. Pursuant to the HLDS Merger Agreement, each outstanding share of HLDS capital stock would be exchanged for 0.22 of a share of Cadence Common Stock. In connection with the HLDS Merger, Cadence expects to issue approximately 2,562,000 shares of Cadence Common Stock and to assume employee stock options to purchase approximately 600,000 shares of Cadence Common Stock. The HLDS Merger is expected to be a tax-free reorganization under the Internal Revenue Code and is expected to be accounted for as a purchase. The HLDS Merger, which is subject to certain conditions, is expected to be completed as early as December 18, 1996. There can be no assurance that the HLDS Merger will be consummated.

    Based upon the number of shares of Cadence Common Stock issued and outstanding as of November 22, 1996, and after giving effect to the Cadence Common Stock which was issued in the Public Offering and which may be issued in the Merger and the HLDS Merger (assuming no exercise of outstanding options and warrants to purchase Cadence Common Stock), the former holders of HLDS capital stock would hold and have voting power with respect to approximately 2.7% of Cadence's total issued and outstanding shares. Based upon the number of shares of Cadence Common Stock issued and outstanding as of November 22, 1996, and after giving effect to the Cadence Common Stock that was issued in the Public Offering and which is expected to be issued in the Merger and the HLDS Merger (assuming no exercise of options and warrants to purchase Cadence Common Stock), the former holders of CCT Common Stock would hold and have voting power with respect to approximately 11.5% of Cadence's issued and outstanding shares.

    Following the mergers, in order to maintain and increase profitability, Cadence, CCT and HLDS will need to integrate and streamline overlapping functions successfully. Costs generally associated with this type of integration that may be incurred by Cadence include the write off of capitalized software, severance payments, closing of excess facilities and disposition of excess equipment. While these costs have not been currently identified, any such costs will have an adverse effect on Cadence's operating results in the periods in which they are incurred. In addition, Cadence currently estimates that approximately $91.7 million of the purchase price paid for HLDS will be allocated to in-process research and development and will be charged to expense in the period the HLDS Merger is consummated. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations. Each of Cadence, CCT and HLDS has different systems and procedures in many operational areas that must be rationalized and integrated. Among other things, Cadence must integrate product offerings, and coordinate research and development and sales and marketing efforts. There may be substantial difficulties associated with integrating three separate companies, and there can be no assurance that such integration will be accomplished smoothly, expeditiously or successfully. The integration of certain operations following each acquisition will require the dedication of management resources that may temporarily distract attention from the day-to-day business of Cadence. The business of Cadence may also be disrupted by employee uncertainty and lack of focus during such integration. There can be no assurance that Cadence will be able to retain key technical, managerial and other employees. Failure to accomplish the integration of the operations of Cadence, CCT and HLDS could have a material adverse effect on Cadence's business, financial condition and results of operations. Moreover, uncertainty in the marketplace or customer hesitation relating to the acquisitions could have a material adverse effect on Cadence's business, financial condition and results of operations.

FAILURE TO CONSUMMATE HLDS MERGER

    Among the conditions that must be fulfilled in order to consummate the HLDS Merger is the affirmative vote of a majority of the outstanding voting stock of HLDS. There can be no assurance that this and other conditions will be satisfied or waived, and therefore, there can be no assurance that the HLDS Merger will be consummated.

    In order to permit the Merger with CCT to be accounted for as a pooling of interests, Cadence must issue certain treasury shares in one or more transactions (other than the Merger) prior to the Merger. Five million of such treasury shares (plus up to an additional 750,000 shares which may be issued pursuant to an over-allotment option granted to the underwriters of such shares) were issued through the Public Offering in November 1996. In addition, Cadence expects to issue approximately 2,562,000 treasury shares of Cadence Common Stock in connection with the HLDS Merger and certain additional treasury shares of Cadence Common Stock upon exercise of outstanding stock options to acquire Cadence Common Stock. In the event the HLDS Merger is delayed substantially or not completed, Cadence will need to issue shares of Cadence Common Stock in one or more alternate transactions in order to permit Cadence to account for the Merger as a pooling of interests. There can be no assurance that if the HLDS Merger were not consummated, Cadence would be able to issue sufficient Cadence Common Stock to cure the number of tainted shares necessary to qualify the Merger for pooling-of-interests accounting treatment. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations.

    During the pendency of the Merger with CCT and the HLDS Merger, customers or potential customers may delay or cancel orders as a result of uncertainty about product evolution, integration and support, and competitors may increase their efforts to solicit Cadence's, HLDS' or CCT's employees in light of uncertainty associated with the Merger with CCT and the HLDS Merger. Significant delays in or cancellations of orders or loss of employees could have a material adverse effect on Cadence's business, financial condition and results of operations. In the event the HLDS Merger is not consummated, certain descriptions of events contained in this Proxy Statement/Prospectus, including those described in the Unaudited Pro Forma Financial Information, may differ materially from those which actually transpire. Failure to consummate the HLDS Merger may result in uncertainty in the marketplace or delays or cancellations of orders by customers or potential customers. In addition, new product introductions and enhancements of existing products could be substantially delayed if the HLDS Merger is not consummated. Any of the foregoing could have a material adverse effect on Cadence's business, financial condition and results of operations.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

    Cadence's operating expenses are partially based on its expectations regarding future revenue. Cadence's business, financial condition and results of operations could be materially adversely affected if revenue in a quarter does not materialize as anticipated. Since expenses are usually committed in advance of revenues and because only a small portion of expenses vary with revenue, Cadence's business, financial condition and results of operations may be affected significantly by lower revenue. Cadence's focus on providing services is relatively recent. The percentage revenue growth attributable to services from 1995 to 1996 may not be indicative of future growth. In addition, a substantial portion of Cadence's revenues from services are earned pursuant to fixed price contracts. Variances in costs associated with those contracts could have a material adverse effect on Cadence's business, financial condition and results of operations. Although Cadence's revenues are not generally seasonal in nature, Cadence has experienced, and may continue to experience, decreases in first quarter revenue compared with the preceding fourth quarter, which is believed to result primarily from the capital purchase cycle of Cadence's customers.

    Cadence's business, financial condition and results of operations are affected by the business cycles of its customers, including its customers in the semiconductor industry, and the business cycles of the semiconductor industry as a whole. In particular, during the past 12 months, conditions in the semiconductor industry have been generally weak and a number of Cadence's customers have reduced their capital spending plans. There can be no assurance that such conditions will improve in the near future, if at all, or that Cadence's customers will increase their rate of spending in the future. Changes in the financial condition of Cadence's customers could have a material adverse effect on Cadence's business, financial condition and results of operations. In addition, the quarterly operating results of Cadence may vary substantially from period to period depending on factors such as increased competition; the size, timing and structure of significant licenses; the timing of revenue recognition under license agreements; the timing of new or enhanced product announcements, introductions, or delays in the introductions, of new or enhanced versions of Cadence's products; changes in pricing policies by Cadence or its competitors; market acceptance of new and enhanced versions of Cadence's products; the cancellation of licenses or maintenance agreements; the mix of direct and indirect sales; changes in operating expenses; changes in Cadence's strategy; seasonal factors; personnel changes; foreign currency exchange rates and general economic factors. Based on Cadence's operating history and due to the foregoing factors, quarter to quarter comparisons should not be relied upon as indicators of future performance. In addition, certain costs are generally associated with transactions such as the Merger with CCT and the HLDS Merger, including the write off of capitalized software, severance payments, closing of excess facilities, and disposition of excess equipment. While these costs have not been currently identified, any such costs will have an adverse effect on Cadence's operating results in the periods in which they are incurred. In addition, Cadence currently estimates that approximately $91.7 million of the purchase price paid for HLDS will be allocated to in-process research and development and will be charged to expense in the period the HLDS Merger is consummated. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations.

COMPETITION

    Cadence operates in the highly competitive EDA industry, which continues to be characterized by falling prices, rapid technological change and new market entrants. Cadence's success is dependent upon its ability to develop innovative, cost-competitive EDA software products and services, and to bring them to market in a timely manner. Cadence competes with other companies, including Avant! Corporation, EPIC Design Technology, Inc., Mentor Graphics Corp., Synopsys, Inc., Viewlogic Systems, Inc. and Zuken-Redac, that sell one or more competing EDA products, and with actual and potential customers' internal EDA software development and design services groups as well. Some of Cadence's competitors may have substantially greater financial, marketing and technological resources than Cadence. There can be no assurance that Cadence will be able to compete successfully.

    Because the EDA industry is labor-intensive rather than capital-intensive, the number of Cadence's actual and potential competitors is significant. A potential competitor who possesses the necessary knowledge of electronic circuit and systems design, production and operation could develop competitive EDA tools using a moderately priced computer workstation and bring such tools to market quickly. There can be no assurance that development of competitive products will not result in a shift of customer preferences away from Cadence's products, resulting in a significant decrease in the sales of Cadence's comparable products which could materially adversely affect Cadence's business, financial condition and results of operations. If Cadence is unable to compete successfully against current and future competitors, Cadence's business, financial condition and results of operations will be materially adversely affected.

    Intense competition in the EDA industry has lowered prices and there can be no assurance that Cadence will not be required to discount EDA product prices in the future. Any such discount could have a negative effect on the profit margins of the discounted product and could have a material adverse effect on Cadence's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

    Cadence has experienced rapid growth that has placed a significant strain upon its management, operational and financial resources. Upon consummation of the HLDS Merger and the Merger with CCT, Cadence will need to integrate a large number of new personnel, as well as operational, financial, management control, accounting and reporting systems and procedures. Cadence's ability to manage its growth effectively will require it to continue to expand its operational, financial and management controls, accounting and reporting systems and procedures and other internal processes. There can be no assurance that such factors will not have a material adverse effect on Cadence's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL AND ABILITY TO ATTRACT AND RETAIN PROFESSIONAL STAFF

    Cadence is dependent upon the efforts and abilities of its senior management, its research and development staff and a number of other key management, sales, services, support and technical personnel. The success of Cadence will depend to a large extent upon its ability to retain and continue to attract qualified technical and other employees. Competition for qualified personnel in the software industry is intense, and the loss of key employees could have a material adverse effect on Cadence's business, financial condition and results of operations, particularly if key personnel are subsequently employed by a competitor. Cadence carries key man life insurance in the amount of $10 million with respect to its President and Chief Executive Officer, Joseph
B. Costello.

    In addition, Cadence has recently increased its focus on offering professional services to its customers. Cadence's success in its services business is particularly dependent upon its ability to attract, retain, train and motivate highly skilled employees, particularly project managers and other senior technical personnel. There is significant competition for employees with the skills required to perform the services Cadence offers. There can be no assurance that Cadence will be successful in attracting a sufficient number of highly skilled employees in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract. Any inability to do so could impair Cadence's ability to adequately manage and complete its existing projects and to bid for or obtain new projects. If Cadence's employees are unable to achieve expected performance levels, or if Cadence is unable to attract qualified personnel, Cadence's business, financial condition and results of operations could be materially adversely affected.

RISK WITH REGARD TO INTELLECTUAL PROPERTY RIGHTS

    Cadence relies principally upon trade secrets and copyright laws to protect its intellectual property rights. In general, Cadence seeks to preserve its trade secrets by licensing (rather than selling) its products, by using nondisclosure agreements, by limiting access to confidential information and through other security measures. Despite these precautions, it may be possible for third parties to copy aspects of Cadence's products or to obtain and use information that Cadence regards as proprietary. Cadence is currently engaged in litigation before the United States District Court for the Northern District of California with Avant! Corporation ("Avant!") and certain of its employees, wherein Cadence alleges misappropriation of Cadence's trade secrets, copyright infringement, conspiracy and other illegalities. Avant! has filed counterclaims alleging, INTER ALIA, federal and state antitrust violations. The court has not yet issued a ruling on Cadence's request for a preliminary injunction or on the defendant's counterclaims against Cadence. Cadence has a limited number of patents, and existing copyright laws afford only limited protection. There has been an increase in the number of patents issued in the United States relating to EDA software and, accordingly, the risk of patent infringement in the industry can be expected to increase. In addition, the proprietary rights and laws and enforcement procedures of certain foreign countries do not protect Cadence's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that Cadence will be able to protect its proprietary technology, and any failure to do so could have a material adverse effect on Cadence's business, financial condition and results of operations.

POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS; TRANSACTION EXPENSES AND WRITE OFFS

    There can be no assurance that combining the business of Cadence with the businesses of CCT and HLDS, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to what would have been achieved by Cadence independently. The issuance of the Common Stock in connection with Merger with CCT and the HLDS Merger is likely to have a dilutive effect on Cadence's earnings per share. See "Unaudited Pro Forma Financial Information." In addition, certain costs are generally associated with transactions such as the mergers, including the write off of capitalized software, severance payments, closing of excess facilities and disposition of excess equipment. Cadence currently estimates that approximately $91.7 million of the purchase price in the HLDS Merger will be allocated to in-process research and development and will be charged to expense in the period the HLDS Merger is consummated. Such charge will adversely affect operating results of Cadence in the period in which it is incurred. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations.

VOLATILITY OF STOCK PRICES

    The market price of the Cadence Common Stock has been and may continue to be volatile. This volatility may result from a number of factors, including fluctuations in Cadence's quarterly revenues and net income, announcements of technical innovations or new commercial products by Cadence or its competitors, and market conditions in the EDA, semiconductor, telecommunications, computer hardware and computer software industries. In addition, in the event that either the Merger with CCT or the HLDS Merger is not consummated, Cadence's stock price may be adversely affected. Also, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market prices of securities, particularly those of technology companies, and which often have been unrelated to the operating performance of the companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of Cadence Common Stock in future periods.

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS OPERATIONS

    Revenues from international operations accounted for approximately one half of Cadence's total revenues for the four fiscal years ended December 30, 1995 and the nine months ended September 28, 1996. Cadence expects that international revenues will continue to account for a significant portion of its total revenues. Cadence's international operations involve a number of risks normally associated with such operations, including, among others, adoption and expansion of government trade restrictions, volatile foreign exchange rates, currency conversion risks, limitations on repatriation of earnings, reduced protection of intellectual property rights, the impact of possible recessionary environments in economies outside the United States, longer receivables collection periods and greater difficulty in accounts receivable collection, difficulties in managing foreign operations, political and economic instability, unexpected changes in regulatory requirements and tariffs and other trade barriers. Currency exchange fluctuations in countries in which Cadence conducts business could also materially adversely affect Cadence's business, financial condition and results of operations. Cadence enters into foreign currency forward contracts to hedge the impact of foreign currency fluctuations. Although Cadence attempts to reduce the impact of foreign currency fluctuations, significant exchange rate movements may have a material adverse effect on Cadence's business, financial condition and results of operations. Furthermore, there can be no assurance that in the future Cadence will be able to continue to price its products and services internationally in United States dollars because of changing sovereign restrictions on importation and exportation of foreign currencies as well as other practical considerations. In addition, the laws of certain countries do not protect Cadence's products and intellectual property rights to the same extent as do the laws of the United States. Cadence may be required to have United States Department of Commerce export licenses for shipment of certain of its products outside the United States. Any failure, delays or other difficulties in obtaining necessary licenses could have a material adverse effect on business, financial condition and results of operations. There can be no assurance that Cadence will be able to sustain or increase international revenues or that the foregoing factors will not have a material adverse effect on Cadence's future international revenues and, consequently, on Cadence's overall business, financial condition and results of operations.

ANTITAKEOVER PROVISIONS

    Cadence has adopted a number of provisions that could have antitakeover effects. In February 1996, Cadence's Board of Directors adopted a Share Purchase Rights Plan, commonly referred to as a "poison pill". In addition, Cadence's Board of Directors has the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, authorized but undesignated shares of preferred stock. This provision and other provisions of Cadence's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws and the DGCL may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Cadence, including transactions in which the stockholders of Cadence might otherwise receive a premium for their shares over then current market prices.

RIGHTS OF HOLDERS OF CCT COMMON STOCK FOLLOWING THE MERGER

    Following the Merger, holders of CCT Common Stock outstanding as of the Effective Date will become holders of Cadence Common Stock. Certain material differences exist between the rights of stockholders of CCT under CCT's Restated Certificate of Incorporation and CCT's Bylaws and the rights of stockholders of Cadence under the Restated Certificate and Cadence's Bylaws. As a result of these material differences, the rights of holders of Cadence Common Stock may be generally more limited than those of holders of CCT Common Stock. See "Comparison of the Rights of Holders of Cadence Common Stock and Holders of CCT Common Stock."

                                  INTRODUCTION

    This Proxy Statement/Prospectus is being furnished to CCT's stockholders in connection with the solicitation of proxies by the CCT Board of Directors for use at the CCT Special Meeting. Each copy of this Proxy Statement/Prospectus mailed to the CCT stockholders is accompanied by a form of proxy for use at the CCT Special Meeting. This Proxy Statement/Prospectus is also being furnished by Cadence to holders of CCT Common Stock as a prospectus in connection with the shares of the Cadence Common Stock to be issued upon consummation of the Merger.

                            THE CCT SPECIAL MEETING

PURPOSE OF THE CCT SPECIAL MEETING

    The purpose of the CCT Special Meeting is to approve and adopt the Reorganization Agreement and to approve the Merger and to transact such other business as may properly come before the CCT Special Meeting or any adjournment or postponement thereof.

DATE, TIME AND PLACE OF MEETING

    The CCT Special Meeting will be held at CCT's principal executive offices located at 1601 South De Anza Boulevard, Cupertino, California on
              , 1997 at           , local time.

RECORD DATE AND OUTSTANDING SHARES

    Holders of record of CCT Common Stock at the close of business on December , 1996 (the "Record Date") are entitled to notice of, and to vote at, the CCT
Special Meeting. As of the Record Date, there were    stockholders of record
holding an aggregate of approximately           shares of CCT Common Stock. See
"CCT Principal Stockholders." Except for the stockholders identified herein under "CCT Principal Stockholders," as of the Record Date, to the knowledge of CCT, no other person beneficially owns more than 5% of the outstanding CCT Common Stock.

    This Proxy Statement/Prospectus was mailed to all CCT stockholders of record as of the Record Date and constitutes notice of the CCT Special Meeting in conformity with the requirements of the DGCL.

VOTING OF PROXIES

    All properly executed proxies that are not revoked will be voted at the CCT Special Meeting in accordance with the instructions contained therein. If a proxy is signed and returned without indicating any voting instructions, the shares of CCT Common Stock represented by the proxy will be voted FOR the proposal to approve and adopt the Reorganization Agreement and to approve the Merger in accordance with the recommendation of the Board of Directors of CCT and FOR adjournment or postponement of the CCT Special Meeting if an adjournment or postponement, in the discretion of the proxy holders, is determined to be necessary or desirable. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the CCT Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Corporate Secretary of CCT stating that the proxy is being revoked or (iii) attending the CCT Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of CCT proxies should be addressed to: Cooper & Chyan Technology, Inc., 1601 South De Anza Boulevard, Cupertino, California, 95014, Attention:
Corporate Secretary. Attendance at the CCT Special Meeting, in and of itself, will not constitute a revocation of a proxy.

VOTE REQUIRED

    Approval and adoption of the Reorganization Agreement and approval of the Merger requires the affirmative vote of holders of a majority of the outstanding shares of CCT Common Stock. Each stockholder of record of CCT Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of CCT at the CCT Special Meeting.

    Pursuant to the Cadence Voting Agreements, David Chyan, Executive Vice President, Product Development, John F. Cooper, Chairman of the Board and Chief Technical Officer, John R. Harding, President and Chief Executive Officer, Robert D. Selvi, Vice President and Chief Financial Officer, and William R. Portelli, Vice President, Marketing, who hold in the aggregate approximately 37.6% of the outstanding CCT Common Stock, have agreed that, prior to the earlier of the valid termination of the Reorganization Agreement or the Effective Time, they will vote their shares in favor of the adoption and approval of the Reorganization Agreement and approval of the Merger and against
(i) any actions that would result in a breach of any representation, warranty, covenant or obligation under the Reorganization Agreement and (ii) certain transactions which are intended to, or could reasonably be expected to, impede, interfere with, delay or adversely affect the Merger or the other transactions contemplated by the Reorganization Agreement or the Cadence Voting Agreements. The Cadence Voting Agreements also include agreements with respect to the voting of shares of CCT Common Stock for 180 days after the valid termination of the Reorganization Agreement in certain circumstances. Such CCT stockholders have also delivered to Cadence irrevocable proxies with respect to the matters covered by the Cadence Voting Agreements. In addition, subject to certain exceptions, such persons have agreed not to sell, transfer, dispose of, encumber or otherwise reduce beneficial ownership of, interest in, or risk relating to, their shares of CCT Common Stock beneficially owned or subsequently acquired by them until the Effective Time or the valid termination of the Reorganization Agreement. See "Approval of the Merger and Related Transactions--Voting Agreements."

BOARD RECOMMENDATION

    THE BOARD OF DIRECTORS OF CCT HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND FOR APPROVAL OF THE MERGER BY THE STOCKHOLDERS OF CCT.

QUORUM; ABSTENTIONS

    The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of CCT Common Stock entitled to vote at the CCT Special Meeting is necessary to constitute a quorum. Abstentions will be counted for purposes of determining a quorum, but will have the effect of a vote against approval of the matters being voted upon.

SOLICITATION OF PROXIES; EXPENSES

    Regardless of whether the Merger is consummated, each of CCT and Cadence will pay its own costs and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement, except that fees and expenses (other than attorneys' fees) incurred in connection with the printing and filing of the Registration Statement and this Proxy Statement/ Prospectus will be shared equally by CCT and Cadence.

    Subject to the foregoing, the cost of the solicitation of proxies and all related costs will be borne by CCT. In addition, CCT may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation, without payment of additional compensation, by certain directors, officers or regular employees of CCT.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

    As the drive to develop more miniaturized and faster electronics products continues, the need for higher density packaging using fast circuits has increased the complexity of both PCB and IC design. The EDA industry has responded by developing enabling technologies that address these design challenges. The technologies that have been developed thus far are diverse and reflect different technological and analytical approaches to, amongst other things, optimizing physical design issues such as the placement and interconnection of components on both PCBs and ICs. There is a growing market need and opportunity to seamlessly integrate these tools and technologies within an EDA infrastructure that offers customers "wrap-around" support services to augment their own design capabilities. CCT's physical design tools are particularly well suited to take advantage of this opportunity.

    During August 1996, members of the CCT Board of Directors and senior management began a strategic reevaluation of CCT's business with particular focus on competitive industry trends in the EDA software industry, CCT's financial performance on both a historical and projected basis, its technology and product development strategies and the financial and management resources and risks associated with realizing these strategies. As a result of this process, members of the CCT Board of Directors and senior management decided to explore a number of different strategic alternatives, including the possibility of potential strategic relationships and/or business combinations with other EDA software companies.

    On September 12, 1996, CCT and Cadence settled a lawsuit that was filed by Cadence against CCT on July 29 in the Superior Court of Santa Clara County, California (Case No. CV759629). The complaint sought to enjoin CCT from selling a translator that was created by a third party that allows CCT's IC routing software (IC Craftsman) to connect to Cadence's software. The complaint alleged that the product was not authorized by Cadence's license agreements with the third party or CCT. The complaint also sought unspecified damages from CCT. As part of the settlement agreement, Cadence became a preferred services provider for CCT's IC and PCB design tools, giving Cadence's professional services organization access to CCT's tools to fulfill service agreements with mutual customers. In addition, CCT signed an agreement to become a Cadence Connections Partner (Cadence's third-party software vendor relationship program), allowing CCT's products to interface with Cadence's IC and PCB design solutions. The expanded relationship between Cadence and CCT which resulted from the settlement of the Cadence lawsuit against CCT led CCT's and Cadence's senior management to believe that a more significant strategic relationship, including the possibility of a merger, could be of mutual benefit, and both parties agreed that further discussions regarding the relationship between CCT and Cadence should follow.

    Beginning September 16, 1996, members of CCT's Board of Directors and senior management further considered the benefits and challenges to CCT of continuing on an independent path without seeking to establish a strategic relationship with another EDA company. In this regard, members of the CCT Board of Directors and senior management reviewed CCT's anticipated financial performance, its current market valuation in comparison to other EDA companies and industry benchmarks and the risks associated with competing as an independent company with an albeit strategic but comparatively narrowly defined product offering.

    On September 26, 1996, CCT and Cadence entered into a confidentiality agreement and agreed to exchange confidential information regarding the technology, operations and financial condition of each company.

    Beginning September 27, 1996, and continuing for several days thereafter, members of the senior technical and marketing staffs of CCT and Cadence conducted a series of meetings to exchange technological and operational information.

    On October 7, 1996, CCT and Alex. Brown executed an engagement letter dated as of September 16, 1996 pursuant to which Alex. Brown was engaged as CCT's financial advisor to provide investment banking advice and services in connection with CCT's review and analysis of a possible business combination with Cadence and possibly to identify and evaluate candidates other than Cadence concerning a possible business combination.

    On October 11, 1996, management teams from CCT and Cadence along with their respective legal and financial advisors met to discuss and agree upon a course of action to fully evaluate the benefits of a potential merger. This led to a series of meetings, beginning on October 12, 1996 and continuing for several days thereafter, in which management teams from CCT and Cadence and their respective financial and legal advisors continued the exchange of technological, operational and financial information and began the negotiation of the terms of a merger proposal of CCT with Cadence, including the valuation of CCT.

    On October 16, 1996, management teams from Cadence and CCT met to continue negotiating the terms of a proposed merger. The parties failed, however, to reach agreement on the substantive terms of a proposed transaction and in particular could not reach agreement on the consideration that would be received by stockholders of CCT in a proposed merger with Cadence. After failing to reach agreement, discussions were terminated.

    On October 18, 1996, CCT and Cadence reopened discussions. Following several days of meetings, the representatives of each of CCT and Cadence reached agreement on the substantive terms of a merger proposal. On October 20, the CCT Board of Directors met at length with its legal and financial advisors to discuss the merits of the merger proposal negotiated with Cadence. Alex. Brown made a presentation to the Board of Directors of CCT regarding the proposed transaction, including a then current summary of the analyses and factors described in "Opinion of Alex. Brown & Sons Incorporated" below. After discussion, the Board of Directors of CCT approved the proposed merger with Cadence on substantially the terms negotiated and entered into an interim agreement, dated October 20, 1996 (the "Interim Agreement"), which permitted CCT to provide notice of the proposed merger to certain third parties to whom, pursuant to certain other agreements, CCT was required to give notice prior to entering into a definitive merger agreement.

    Following execution of the Interim Agreement, representatives of CCT, together with its legal and financial advisors, met extensively with representatives of Cadence and its respective legal and financial advisors to negotiate the terms of a definitive merger agreement.

    The CCT Board of Directors met in the late evening of October 27 to consider a proposed definitive merger agreement and review the opinion of Alex. Brown dated October 27, 1996 with respect to the fairness, as of such date and from a financial point of view, of the Exchange Ratio to CCT's Stockholders (see "Opinion of Alex. Brown & Sons Incorporated" below). During this meeting, the CCT Board of Directors noted that CCT had not received a substantive indication of interest from any other EDA company, including each of Synopsys, Inc., Harris Electronic Design Automation, Inc. and PADS Software, Inc., each of whom had been given notice of the proposed merger transaction with Cadence.

    The Cadence Board of Directors unanimously approved the Reorganization Agreement on October 27, 1996. After due consideration, the CCT Board of Directors unanimously approved the Reorganization Agreement at its meeting on October 27, 1996. The Reorganization Agreement in definitive form was executed and jointly announced by CCT and Cadence in the early morning on October 28, 1996.

CCT REASONS FOR MERGER

    The CCT Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the Merger and the Reorganization Agreement. The CCT Board of Directors believes that the Merger may result in a number of benefits to CCT and its stockholders, including the following:

    (i) COMPLEMENTARY PRODUCT LINES. Cadence develops, markets and supports a broad range of technologies and products focused on the design of complex deep submicron ASIC and full custom gate array and cell-based IC designs. CCT develops, markets and supports software tools that help designers route the physical wiring interconnections within high performance PCBs and ICs. The combined company will have the ability to offer complementary product lines, increasing the breadth of products offered.

    (ii) ACCESS TO GREATER RESOURCES. CCT will have access to greater resources for product development, marketing and distribution resulting from the Merger, which will enable CCT to respond more effectively to the rapid technological change and continuing emergence of competing products that characterize the EDA industry. Such access also represents a significant growth opportunity for CCT, and may enhance CCT's financial performance.

    (iii) ECONOMIES OF SCALE. CCT and Cadence believe that the Merger will enable the combined company to achieve economies of scale and enhance the efficiency of its research and development efforts.

    (iv) STOCKHOLDER BENEFITS. The Merger provides CCT stockholders with Cadence Common Stock in a tax-free exchange at a substantial premium to the market price of CCT Common Stock in the relevant periods prior to the public announcement of the proposed Merger. Receipt of Cadence Common Stock also provides CCT stockholders with increased investment liquidity. In addition, Cadence Common Stock is valued at a much more moderate price/earnings multiple in comparison to CCT Common Stock and is, therefore, potentially less volatile in terms of future price performance.

    The CCT Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the Merger and the Reorganization Agreement, and determined that the proposed Merger provides an opportunity that serves the best interests of CCT and its stockholders. In particular, the CCT Board of Directors considered, among other things: (i) the likelihood of realizing superior benefits through alternative business strategies; (ii) information concerning CCT's and Cadence's respective businesses, historical financial performances, operations and products; (iii) comparative stock prices of CCT and Cadence; (iv) comparative trading prices and volumes of the two companies' stock; (v) an analysis of the relative value that CCT might contribute to the future business and prospects of the combined company; (vi) the compatibility of the management and businesses of CCT and Cadence; (vii) a presentation by Alex. Brown with respect to the Merger, including the opinion of Alex. Brown, dated October 27, 1996, that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the stockholders of CCT; and (viii) reports from management and legal advisors on specific terms of the relevant agreements and other matters.

    The CCT Board of Directors believes that the Merger is in the best interests of CCT and its stockholders, notwithstanding the following potentially negative factors: (i) the potential disruption of CCT's business that might result from employee uncertainty and lack of focus following announcement of the Merger in connection with integrating the operations of CCT and Cadence; (ii) the possibility that the Merger might not be consummated, including the risk that the Merger might not be approved by the Antitrust Division or FTC under the HSR Act or that it might be approved with material restrictions upon the business of the combined company, and the risk that the proposed Merger will not be treated as a pooling of interests; (iii) the effects of the public announcement of the Merger on CCT's sales and operating results, its ability to attract and retain key management, marketing and technical personnel and the progress of certain of its development projects;
(iv) the risk that despite the intentions and the efforts of the parties to support their respective products, the announcement of the Merger could result in decisions by customers to defer purchases of products of CCT or Cadence; (v) the risk that Cadence may not prevail in ongoing litigation with Avant!; and
(vi) the risk that the other benefits sought to be achieved by the Merger will not be achieved. See "Risk Factors."

    In view of the complexity and variety of factors considered by the CCT Board of Directors in connection with its evaluation of the Reorganization Agreement and the proposed Merger, the CCT Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching this determination. After taking into consideration all of the factors set forth above, the CCT Board of Directors determined that the Merger was in the best interests of CCT and its stockholders and that CCT should proceed with the Merger at this time.

CADENCE REASONS FOR THE MERGER

    Cadence believes that the combination of Cadence's and CCT's complementary technology and expertise will deliver substantial opportunities for continuing innovations in IC and PCB design. By joining the strengths of the companies, the Merger is expected to accelerate the development of advanced solutions for the creation of building blocks for "system-on-a-chip" design, the assembly of these blocks on high speed chips and the design of these complex chips into high performance PCBs. Both companies provide high performance and complementary software tools for the design of PCBs found in products such as computer systems, telecommunications devices and consumer electronics. Their tools are currently used together by mutual customers to address the requirements of high-speed board design. By combining their respective expertise, Cadence believes that the Merger will allow the development of more advanced methodologies to address critical issues for boards operating at clock rates of 100 MHz or more. Cadence believes that the combination of Cadence and CCT's technology provides a complete solution for assembling and integrating the building blocks required to produce a "system-on-a-chip." Due to improvements in silicon manufacturing capabilities that allow the incorporation of an increasingly large array of functionality onto a single chip, IC designers are now looking to move to a similar approach as PCB designers. The system-on-a-chip design approach is analogous to the method used in PCB design, where numerous pre-selected elements can be assembled and connected together on a single substrate. However, new IC design tools and methodologies are required to realize the potential of these advanced silicon processes. CCT's understanding of the routing aspect of a block based design approach for both PCBs and ICs, combined with Cadence's expertise in silicon design results in a technology solution for the next generation of chips and boards. Cadence believes that the companies' combined expertise in system-level design issues and their application to both silicon and board design should result in immediate benefits to a wide spectrum of designers and can improve the way the companies' customers use the products of CCT and Cadence. The Merger complements the HLDS Merger to enhance Cadence's solution for the design of ICs manufactured using deep submicron (0.35 micron and below) process geometries.

OPINION OF ALEX. BROWN & SONS INCORPORATED

    On October 7, 1996, CCT and Alex. Brown executed an engagement letter dated as of September 16, 1996 pursuant to which Alex. Brown was engaged to act as CCT's financial advisor in connection with the Merger, including rendering its opinion to the CCT Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to CCT's stockholders.

    At the October 27, 1996 meeting of the CCT Board of Directors, representatives of Alex. Brown made a presentation with respect to the Merger and rendered to the CCT Board of Directors its oral opinion, subsequently confirmed in writing, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Exchange Ratio was fair, from a financial point of view, to CCT's stockholders. No limitations were imposed by the CCT Board of

Directors upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

    THE FULL TEXT OF ALEX. BROWN'S WRITTEN OPINION DATED OCTOBER 27, 1996 (THE "ALEX. BROWN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE. CCT STOCKHOLDERS ARE URGED TO READ THE ALEX. BROWN OPINION IN ITS ENTIRETY. THE ALEX. BROWN OPINION IS DIRECTED TO THE CCT BOARD OF DIRECTORS, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO TO CCT'S STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CCT STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE CCT SPECIAL MEETING. THE ALEX. BROWN OPINION WAS RENDERED TO THE CCT BOARD OF DIRECTORS FOR ITS CONSIDERATION IN DETERMINING WHETHER TO APPROVE THE REORGANIZATION AGREEMENT. THE DISCUSSION OF THE ALEX. BROWN OPINION IN THIS PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ALEX. BROWN OPINION.

    In connection with the Alex. Brown Opinion, Alex. Brown reviewed certain publicly available financial information and other information concerning CCT and Cadence and certain internal analyses and other information furnished to it by CCT and Cadence. Alex. Brown also held discussions with the members of the senior managements of CCT and Cadence regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Alex. Brown (i) reviewed the reported prices and trading activity for the common stock of both CCT and Cadence, (ii) compared certain financial and stock market information for CCT and Cadence with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Reorganization Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    In conducting its review and arriving at its opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the financial projections of CCT and other information relating to the prospects of CCT and Cadence provided to Alex. Brown by each company, Alex. Brown assumed that such projections and other information were reasonably prepared and reflected the best currently available judgments and estimates of the respective managements of CCT and Cadence as to the likely future financial performances of their respective companies. Alex. Brown did not receive projections prepared by the management of Cadence; however, Cadence's management confirmed that publicly available financial estimates (as adjusted by Cadence's management to reflect the proposed acquisition by Cadence of HLDS, the completion of which was assumed by Alex. Brown throughout its analysis) (such estimates, as so adjusted, being the "Cadence Estimates") were generally consistent with expectations of Cadence's management. The financial projections of CCT that were provided to Alex. Brown and the Cadence Estimates were utilized and relied upon by Alex. Brown in the ANALYSIS OF CERTAIN OTHER PUBLICLY TRADED COMPANIES, CONTRIBUTION ANALYSIS, DISCOUNTED CASH FLOW ANALYSIS and the PRO FORMA EARNINGS ANALYSIS summarized below. Alex. Brown assumed, with the consent of CCT, that the Merger would qualify as a tax-free transaction for the stockholders of CCT and for pooling-of-interests accounting treatment, including assuming that the Public Offering would be successfully completed at customary and market terms. Alex. Brown did not make and it was not provided with an independent evaluation or appraisal of the assets of CCT and Cadence, nor has Alex. Brown been furnished with any such evaluations or appraisals. The Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

    In arriving at its opinion, Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of CCT or any of its assets.

    The following is a summary of the analyses performed and factors considered by Alex. Brown in connection with rendering the Alex. Brown Opinion.

    HISTORICAL FINANCIAL POSITION. In rendering its opinion, Alex. Brown reviewed and analyzed the historical and current financial condition of CCT and Cadence which included (i) an assessment of each of CCT's and Cadence's recent financial statements; (ii) an analysis of each of CCT's and Cadence's revenue, growth and operating performance trends; and (iii) an assessment of each of CCT's and Cadence's margin changes and leverage.

    HISTORICAL STOCK PRICE PERFORMANCE. Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume, for each of CCT Common Stock and Cadence Common Stock, from November 1, 1995 to October 25, 1996. Alex. Brown also reviewed the daily closing per share market prices of the CCT Common Stock and Cadence Common Stock and compared the movement of such daily closing prices with the movement of the Nasdaq composite average over the periods from October 31, 1995 and August 1, 1996 through October 25, 1996. Alex. Brown noted that, on a relative basis, both CCT and Cadence outperformed the Nasdaq composite average in each of the periods above. Alex. Brown further noted that over the period from August 1, 1996 through approximately October 10, 1996 the relative stock price performance of the CCT Common Stock and Cadence Common Stock was similar and that during the period from approximately October 10, 1996 through October 25, 1996 CCT had outperformed Cadence. Alex. Brown also reviewed the daily closing per share market prices of CCT Common Stock and Cadence Common Stock and compared the movement of such closing prices with the movement of an EDA composite average (consisting of Avant! Corporation, Epic Design Technology, IKOS Corporation, Mentor Graphics Corporation, Quickturn Design Systems, Inc., Synopsis, Inc., Viewlogic Systems, Inc. and Zycad Corporation (collectively, the "Selected Companies")) over the periods from October 31, 1995 and August 1, 1996 through October 25, 1996. On a relative basis both the CCT Common Stock price and Cadence Common Stock price outperformed the EDA composite average.

    ANALYSIS OF CERTAIN OTHER PUBLICLY TRADED COMPANIES. This analysis examines a company's valuation in the public market as compared to the valuation in the public market of other selected publicly traded companies. Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to CCT and Cadence to certain corresponding information from the Selected Companies. Such financial information included, among other things, (i) equity market valuation ("Equity Value"); (ii) capitalization ratios; (iii) operating performance; (iv) ratios of Equity Value as adjusted for debt and cash ("Adjusted Value") to revenues and earnings before interest expense and income taxes ("EBIT"), each for the latest reported 12-month period and for calendar years 1996 and 1997; and (v) ratios of stock price to earnings per share ("EPS") for the latest reported 12-month period and estimates for calendar years 1996 and 1997. The financial information used in connection with the multiples provided below with respect to CCT, Cadence and the Selected Companies was based on the latest reported 12-month period as derived from publicly available information and, for calendar years 1996 and 1997, was based on (A) in the case of CCT, the CCT financial projections provided to Alex. Brown (except in the case of EPS, which was based on publicly available Alex. Brown equity research reports), (B) in the case of Cadence, the Cadence Estimates and (C) in the case of the Selected Companies, estimates published by the Institutional Brokers Estimating System ("IBES"). Alex. Brown noted that, on a trailing 12-month basis, the multiple of Adjusted Value to revenues was 11.7x for CCT and 5.1x for Cadence, compared to a range of 1.0x to 7.2x, with a mean of 3.3x and a median of 2.3x, for the Selected Companies; the multiple of Adjusted Value to EBIT was 82.0x for CCT and 20.9x for Cadence, compared to a range of 7.3x to 26.3x, with a mean of 16.8x and a median of 14.0x, for the Selected Companies; the multiple of Adjusted Value to calendar year 1996 revenues was 10.6x for CCT and 4.5x for Cadence, compared to a range of 0.7x to 6.0x, with a mean of 2.7x and a median of 1.5x, for the Selected Companies; and the multiple of Adjusted Value to calendar year 1997 revenues was 7.3x for CCT and 3.6 for Cadence, compared to a range of 0.8x to 4.3x, with a mean of 2.1x and a median of 1.2x, for the Selected Companies. Alex. Brown further noted that the multiple of stock price to trailing 12-month EPS was 118.4x for CCT and 32.4x for Cadence, compared to a range of 13.3x to 48.1x, with a mean of 30.0x and a median of 22.1x, for the Selected Companies; the multiple of stock price to calendar year 1996 EPS was 87.5x for CCT and 28.8x for Cadence, compared to a range of 6.0x to 42.2x, with a mean of 22.6x and a median of 16.5x, for the Selected Companies; and the multiple of stock price to calendar year 1997 EPS was 53.4x for CCT and 23.6x for Cadence, compared to a range of 10.7x to 32.4x, with a mean of 19.9x and a median of 16.3x, for the Selected Companies. As a result of the foregoing procedures, Alex. Brown noted that the above multiples applied to (i) the trailing 12-month revenues of CCT implied a range of values of $4.86 to $20.16 with a mean of $10.68 and a median of $8.18 based on the Selected Companies, (ii) the calendar year 1996 revenues of CCT implied a range of values of $4.48 to $18.92 with a mean of $9.84 and a median of $6.69 based on the Selected Companies, (iii) the calendar year 1997 revenues of CCT implied a range of values of $5.57 to $19.49 with a mean of $10.74 and a median of $7.30 based on the Selected Companies, (iv) the trailing 12-month EBIT of CCT implied a range of values of $5.05 to $11.77 with a mean of $8.42 and a median of $7.43 based on the Selected Companies, (v) the trailing 12-month EPS of CCT implied a range of values of $3.54 to $12.81 with a mean of $7.97 and a median of $5.89 based on the Selected Companies, (vi) the calendar year 1996 EPS of CCT implied a range of values of $2.18 to $15.20 with a mean of $8.14 and a median of $5.94 based on the Selected Companies, and (vii) the calendar year 1997 EPS of CCT implied a range of values of $6.84 to $20.76 with a mean of $12.70 and a median of $10.43 based on the Selected Companies, in each case versus the implied offer price of $32.30 (based on Cadence's October 25, 1996 closing price of $38.00).

    ANALYSIS OF SELECTED MERGERS AND ACQUISITIONS. Alex. Brown reviewed the financial terms, to the extent publicly available, of 16 proposed, pending or completed mergers and acquisitions since October 1989 in the EDA industry (the "Selected Transactions"). Alex. Brown calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples for the Merger, based on the Exchange Ratio of 0.85. The 16 EDA industry transactions reviewed, in reverse chronological order of public announcement, were: Avant!/ FrontLine Design Automation (October 10, 1996), Cadence/High Level Design Systems, Inc. (October 3, 1996), EPIC Design Technology, Inc./CIDA Technology, Inc. (August 29, 1996), CCT/UniCAD, Inc. (August 28, 1996), Avant!/Meta-Software (August 22, 1996), Mentor Graphics Corporation/Interconnectix (August 19, 1996), Avant!/Anagram (August 15, 1996), ArcSys, Inc./Integrated Silicon Systems (August 12, 1995), Parametric Technology/Rasna Corporation (May 30, 1995), Viewlogic Systems/Chronologic Simulation (March 30, 1994), Synopsys Inc./Logic Modeling Corp. (January 5, 1994), Viewlogic Systems/Quad Design Technology (March 11, 1993), Cadence/Valid Logic Systems Inc. (October 3, 1991), Cadence/ Automated Systems Inc. (April 10, 1990), Mentor Graphics Corporation/Silicon Compiler Systems (January 11, 1990) and Cadence/Gateway Design Automation (October 3, 1989). Alex. Brown noted that (i) the multiple of the equity purchase price, as adjusted for debt and cash (the "Adjusted Purchase Price"), to trailing 12-month revenues for the Selected Transactions applied to the trailing 12-month revenues of CCT implied a range of values of $5.75 to $42.39 with a mean of $15.30 and a median of $12.23, (ii) the multiple of the Adjusted Purchase Price to trailing 12-month EBIT for the Selected Transactions applied to the trailing 12-month EBIT of CCT implied a range of value of $7.54 to $20.94 with a mean of $10.69 and a median of $9.44, and (iii) the multiple of the equity purchase price to trailing 12-month net income for the Selected Transactions applied to the trailing 12-month net income of CCT implied a range of value of $6.93 to $20.94 with a mean of $10.85 and a median of $9.57, in each case versus the implied offer price of $32.30 (based on Cadence's October 25, 1996 closing price of $38.00). All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the seven-year period during which the Selected Transactions occurred.

    HISTORICAL EXCHANGE RATIO AND PREMIUM ANALYSIS. Alex. Brown reviewed and analyzed the historical ratio of the per share market closing price of Cadence Common Stock divided by the corresponding price of CCT Common Stock on each of the 90th trading day, 60th trading day, 30th trading day and 15th trading day prior to October 25, 1996 and on October 25, 1996 (the last trading day prior to announcement of the transaction) as well as the average of such historical ratios over the 30-trading day period prior to October 25, 1996. Such exchange ratios as of such dates and the average exchange ratio over such time period were 0.599, 0.675, 0.684, 0.652, 0.829 and 0.708, respectively. Alex. Brown then calculated the
respective premiums over such daily exchange ratios and such average daily exchange ratio represented by the Exchange Ratio, which as of such dates and for such time period were 41.8%, 26.0%, 24.3%, 30.4%, 2.5% and 20.0%, respectively.
Finally, Alex. Brown calculated the respective premiums over the per share market closing price of CCT Common Stock on such dates and over the average daily per share market closing price over such 30-trading day period represented by the implied offer price of $32.30 (based on Cadence's October 25, 1996 closing price of $38.00), which as of such dates and for such time period were 45.2%, 53.8%, 31.2%, 24.2%, 2.5% and 19.1%, respectively.

    CONTRIBUTION ANALYSIS. Alex. Brown analyzed the relative contributions of CCT and Cadence, as compared to CCT's relative ownership of approximately 12.5% of the outstanding capital of the combined company (approximately 12.0% of the combined company assuming completion of the Cadence Follow-On Offering), to the pro forma income statement of the combined company, based on management's projections for CCT and the Cadence Estimates. This analysis showed that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the Merger, and (ii) non-recurring expenses relating to the Merger) CCT and Cadence would account for approximately 4.8% and 95.2%, respectively, of the combined company's pro forma 1996 revenue, approximately 5.6% and 94.4% respectively, of the combined company's 1996 pro forma gross margin, approximately 3.6% and 96.4%, respectively, of the combined company's pro forma 1996 EBIT, approximately 4.1% and 95.9%, respectively, of the combined company's pro forma 1996 net income, approximately 5.5% and 94.5%, respectively, of the combined company's pro forma 1997 revenue, approximately 6.5% and 93.5%, respectively, of the combined company's pro forma 1997 gross margin, approximately 5.6% and 94.4%, respectively, of the combined company's pro forma 1997 EBIT and approximately 6.1% and 93.9%, respectively, of the combined company's pro forma 1997 net income.

    DISCOUNTED CASH FLOW ANALYSIS. Alex. Brown performed a discounted cash flow analysis for CCT. The discounted cash flow approach values a business based on the current value of the future cash flow that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. Alex. Brown used estimates of projected financial performance for CCT for the years 1997 through 2001 prepared by CCT's management. Alex. Brown aggregated the present value of the cash flows through 2001 with the present value of a range of terminal values. Alex. Brown discounted these cash flows at discount rates ranging from 20.0% to 26.0%. The terminal value was computed based on projected revenue in calendar year 2001 and a range of terminal revenue multiples of 4.0x and 7.0x. Alex. Brown arrived at such discount rates based on an analysis of the weighted average cost of capital of the Selected Companies, and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Selected Companies. This analysis indicated a range of values of $22.16 to $43.65 per share, versus the implied offer price of $32.30 (based on Cadence's October 25, 1996 closing price of $38.00).

    PRO FORMA COMBINED EARNINGS ANALYSIS. Alex. Brown analyzed certain pro forma effects of the Merger. Based on such analysis, Alex. Brown computed the resulting dilution/accretion to the combined company's EPS estimate for the 1997 fiscal year, pursuant to the Merger before taking into account any potential cost savings and other synergies that CCT and Cadence could achieve if the Merger were consummated and before nonrecurring costs relating to the Merger. Alex. Brown noted that before taking into account any potential cost savings and other synergies and before certain nonrecurring costs relating to the Merger, the Merger would be approximately 6.1% dilutive to the combined company's EPS for the 1997 fiscal year (before taking into account the Public Offering).

    RELEVANT MARKET AND ECONOMIC FACTORS. In rendering its opinion, Alex. Brown considered, among other factors, the condition of the U.S. stock markets, particularly in the EDA sector, and the current level of economic activity.

    No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized above is identical to CCT, Cadence or the

Merger. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the Selected Companies and the companies in the Selected Transactions and other factors that would affect the public trading value and acquisition value of the Selected Companies and the Selected Transactions, respectively.

    While the foregoing summary describes all analyses and factors that Alex. Brown deemed material in its presentation to the CCT Board of Directors, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. In performing its analyses, Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of CCT and Cadence. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold. Furthermore, no opinion is being expressed as to the prices at which shares of Cadence Common Stock may trade at any future time.

    Pursuant to a letter agreement dated September 16, 1996 and entered into on October 7, 1996 between CCT and Alex. Brown, the fees to date payable to Alex. Brown for rendering the Alex. Brown Opinion have been $500,000, which amount will be credited against a final fee of 0.6% of the aggregate consideration paid in the Merger, payable upon consummation of the Merger. The amount of the fee payable to Alex. Brown will depend on the closing share price of Cadence Common Stock for the last five trading days prior to the consummation of the Merger. Based upon the average per share closing price of the Cadence Common Stock over
the five day period ending on            , 1996, Alex. Brown's fee would be
approximately $   million. In addition, CCT has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. CCT has also agreed to indemnify Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement as financial advisor. The terms of the fee arrangement with Alex. Brown, which CCT and Alex. Brown believe are customary in transactions of this nature, were negotiated at arm's length between CCT and Alex. Brown, and the CCT Board of Directors was aware of such arrangements, including the fact that a significant portion of the aggregate fee is contingent upon consummation of the Merger.

    The Board of Directors of CCT retained Alex. Brown to act as its advisor based upon Alex. Brown having served as the lead managing underwriter in CCT's 1995 initial public offering of CCT Common Stock and based upon Alex. Brown's qualifications, reputation, experience and expertise. Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown may actively trade the equity securities of CCT and Cadence for its own account and for the account of its customers and accordingly may at any time hold a long or short position in such securities. Alex. Brown maintains a market in the CCT Common Stock and regularly publishes research reports regarding the EDA industry and the businesses and securities of CCT and other publicly traded companies in the EDA industry.

MERGER CONSIDERATION

    CCT COMMON STOCK. At the Effective Time, each share of CCT Common Stock then outstanding (except for any such shares held by CCT as treasury stock and any shares held by Cadence or any subsidiary of Cadence or CCT) will be converted into the right to receive Cadence Common Stock based on the Exchange Ratio.

    FRACTIONAL SHARES. No fractional shares of Cadence Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. In lieu of such fractional shares, any holder of CCT Common Stock who would otherwise be entitled to receive a fraction of a share of Cadence Common Stock (after aggregating all fractional shares of Cadence Common Stock issuable to such holder) will, upon surrender of such holder's stock certificate(s) representing CCT Common Stock to the Exchange Agent, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Cadence Common Stock on the NYSE on the Closing Date.

    STOCK SUBJECT TO CONDITIONS. If any shares of CCT Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with CCT, then the shares of Cadence Common Stock issued in exchange for such shares of CCT Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Cadence Common Stock may accordingly be marked with appropriate legends.

APPRAISAL RIGHTS

    Under Section 262 of the DGCL, stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if the stock subject to a merger transaction is listed on a national market security system. Because Nasdaq is a national market security system and the CCT Common Stock is listed on Nasdaq, CCT stockholders are not entitled to appraisal rights with respect to the Merger.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES; NO FRACTIONAL
  SHARES.

    As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of CCT Common Stock: (i) the Letter of Transmittal and (ii) instructions for use of the Letter of Transmittal in effecting the surrender of CCT Stock Certificates in exchange for certificates representing Cadence Common Stock. Upon surrender of a CCT Stock Certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or Cadence, the holder of such CCT Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the whole number of shares of Cadence Common Stock that such holder has the right to receive. No fractional shares of Cadence Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. See "Merger Consideration--Fractional Shares."

    If any CCT Stock Certificate has been lost, stolen or destroyed, Cadence may require the owner of such lost, stolen or destroyed CCT Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Cadence or CCT with respect to such CCT Stock Certificate.

    CCT STOCKHOLDERS SHOULD NOT SURRENDER THEIR SHARE CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

EFFECT ON CERTIFICATES

    At the Effective Time, (i) all shares of CCT Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and will cease to exist, and all holders of certificates representing shares of CCT Common Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of CCT, and
(ii) the stock transfer books of CCT will be closed with respect to all shares of CCT Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of CCT Common Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a CCT Stock Certificate is presented to the Exchange Agent (or to CCT or Cadence), such CCT Stock Certificate will be canceled and will be exchanged as provided above under the caption "Approval of The Merger and Related Transactions--Conversion of Shares; Procedure for Exchange of Certificates; No Fractional Shares."

REGULATORY MATTERS

    Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Cadence and CCT are each required to file notification and report forms under the HSR Act with the FTC and the Antitrust Division. This filing will commence a 30-day waiting period under the HSR Act. If, prior to the expiration of such period, the FTC or the Antitrust Division should request additional information or materials, consummation of the Merger could be delayed until after the companies have substantially complied with the request.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the consummation of the Merger, the FTC, the Antitrust Division, state attorneys general or others could take action under antitrust laws with respect to the Merger, including seeking to enjoin consummation of the Merger, seeking to cause the divestiture of significant assets of Cadence or CCT or their subsidiaries or seeking to impose conditions on Cadence with respect to the business operations of the combined companies. In addition, the review of the Merger pursuant to the HSR Act may substantially delay or proscribe consummation of the Merger. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such challenge is made, that Cadence would prevail or would not be required to terminate the Reorganization Agreement, to divest certain assets, to license certain proprietary technology to third parties or to accept certain conditions in order to consummate the Merger. Cadence does not have any obligation under the Reorganization Agreement to (i) dispose or cause any of its subsidiaries to dispose of any assets, (ii) discontinue or make any changes to its operations or proposed operations or to the operations or proposed operations of any of its subsidiaries, or (iii) make any commitment (to any governmental body or otherwise) regarding its future operations, or the future operations of its subsidiaries, or the future operations of CCT or its subsidiaries, even though the disposition of such assets or the making of such change or commitment might facilitate the obtaining of a required governmental authorization or might otherwise facilitate the consummation of the Merger.

STOCK OPTIONS; BENEFIT PLANS

    At the Effective Time, at the election of Cadence, either (i) all rights with respect to CCT Common Stock under each CCT Option then outstanding shall be converted into and become rights with respect to Cadence Common Stock, and Cadence shall assume each such CCT Option in accordance with the terms (as in effect as of October 28, 1996) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced, or (ii) Cadence shall replace each such outstanding CCT Option by issuing a substantially equivalent replacement stock option in substitution therefor (in either case with appropriate adjustments based upon the Exchange Ratio). If Cadence assumes the CCT Options in accordance with clause "(i)" of the preceding sentence, then, from and after the Effective Time, (i) each CCT Option assumed by Cadence may be exercised solely for shares of Cadence Common Stock, (ii) the number of shares of Cadence Common Stock subject to each such CCT Option shall be equal to the number of shares of CCT Common Stock subject to such CCT Option immediately prior to the Effective

Time multiplied by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such CCT Option shall be adjusted by dividing the per share exercise price under such CCT Option by the Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such CCT Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such CCT Option shall otherwise remain unchanged; subject, however, in each case, to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Cadence has agreed to file with the Commission a Registration Statement on Form S-8 relating to the shares of Cadence Common Stock issuable with respect to the assumed CCT Options no later than five business days after the Effective Date.

    Existing employment agreements between CCT and each of Messrs. Harding, Selvi and Portelli provide that unvested stock options to acquire 271,651, 7,500 and 5,000 shares of CCT Common Stock, respectively, become immediately exercisable as of the Effective Time. In addition, unvested stock options to acquire an aggregate of 50,000 shares of CCT Common Stock granted to outside directors of CCT under CCT's 1995 Directors' Stock Option Plan become immediately exercisable as of the Effective Time.

    After the Effective Time, Cadence has agreed to use reasonable efforts to attempt to ensure that: (i) as soon as practicable after the Effective Time, Cadence's benefit plans and benefit arrangements will provide benefits to the Continuing Employees (as defined below) that are comparable to the non-discretionary, non-cash benefits provided to similarly situated employees of Cadence; (ii) to the extent practicable, any pre-existing condition limitations contained in Cadence's health plans and health benefit arrangements for any Continuing Employee who would be deemed under Cadence's health plans and health benefit arrangements to have a disqualifying pre-existing condition are waived, to the extent such condition was covered immediately prior to the Effective Time; and (iii) to the extent practicable, Cadence's benefit plans and benefit arrangements give full credit to each Continuing Employee for such Continuing Employee's period of service with CCT prior to the Effective Time for all purposes for which such service was recognized under such benefit plans and arrangements prior to the Effective Time. "Continuing Employee" means any employee of CCT who continues as an employee of the Surviving Corporation or Cadence after the Effective Time.

VOTING AGREEMENTS

    Pursuant to the Cadence Voting Agreements, David Chyan (who beneficially owns approximately 2,517,944 shares of CCT Common Stock and is the Executive Vice President, Product Development of CCT); John F. Cooper, (who beneficially owns approximately 2,354,356 shares of CCT Common Stock and is the Chairman of the Board and Chief Technical Officer of CCT); John R. Harding (who beneficially owns approximately 39,959 shares of CCT Common Stock and is the President and Chief Executive Officer of CCT); Robert D. Selvi (who beneficially owns approximately 28,839 shares of CCT Common Stock and is the Vice President and Chief Financial Officer of CCT); and William R. Portelli (who beneficially owns approximately 34,174 shares of CCT Common Stock and is the Vice President, Marketing of CCT) (collectively such CCT stockholders who beneficially own in the aggregate approximately 37.8% of the outstanding CCT Common Stock are referred to as the "Subject Stockholders" and the approximately 4,975,272 shares of CCT Common Stock beneficially owned by the Subject Stockholders in the aggregate are referred to as the "Subject Shares") have agreed that, prior to the earlier of the valid termination of the Reorganization Agreement or the Effective Time, they will vote their shares in favor of the adoption and approval of the Reorganization Agreement and approval of the Merger and against
(i) any actions that would result in a breach of any representation, warranty, covenant or obligation under the Reorganization Agreement and (ii) certain transactions which are intended to, or could reasonably be expected to, impede, interfere with, delay or adversely affect the Merger or the other transactions contemplated by the Reorganization agreement or the Cadence Voting Agreements.

    The Cadence Voting Agreements also provide that if an Identified Termination (as defined under
"--Option Agreements") occurs, then, prior to 180 days following the date on which the Reorganization Agreement is validly terminated, at any meeting of the stockholders of CCT, however called, and in any written action by consent of stockholders of CCT, unless otherwise directed in writing by Cadence, the Subject Stockholders will vote the Subject Shares (i) against any Acquisition Proposal (as defined under "Option Agreements") and any related transaction or agreement and (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any Acquisition Transaction; and the Subject Stockholders will not enter into any agreement or understanding with any third party to vote or give instructions in any manner inconsistent with the foregoing. See "CCT Management and Executive Compensation."

    Pursuant to the Cadence Voting Agreements, the Subject Stockholders have also delivered to Cadence irrevocable proxies with respect to matters covered by the Cadence Voting Agreements. In addition, subject to certain exceptions, the Subject Stockholders have agreed not to sell, transfer, dispose of, encumber or otherwise reduce beneficial ownership of or risk relating to the Subject Shares or any CCT Common Stock subsequently acquired by them until the Effective Time or the valid termination of the Reorganization Agreement.

    Each Cadence Voting Agreement also provides that (i) each party thereto will hold harmless and indemnify the other party thereto from and against any damages which are incurred by such other party and that arise from any breach of any representation, warranty, covenant or obligation of such party contained therein and (ii) if the Merger is consummated, then, from and after the Effective Time, Cadence will hold harmless and indemnify each Subject Stockholder from and against any damages which are incurred by such stockholder and that arise from any claim against such stockholder by any third party asserting that such stockholder's entering into the Voting Agreement or the grant by such stockholder of the voting rights set forth therein violates any applicable legal requirement.

OPTION AGREEMENTS

    Pursuant to Option Agreements dated as of November 2, 1996 between Cadence and each of John F. Cooper and David Chyan, Messrs. Cooper and Chyan have granted to Cadence options (the "Cadence Options") to purchase for cash any or all of their shares of CCT Common Stock at a price of $32.30 per share. The Cadence Options are exercisable at any time or from time to time prior to their termination upon the occurrence of either of the following events (each an "Identified Termination"): (i) Cadence or CCT validly terminates the Reorganization Agreement subsequent to the failure of CCT's stockholders to adopt and approve the Reorganization Agreement and the Merger at the CCT Special Meeting at any time after (a) an Acquisition Proposal (as defined below) has been made, submitted or announced and not Publicly Withdrawn (as defined below) prior to the CCT Special Meeting or (b) the occurrence of a Triggering Event (as defined below) (provided, if such Triggering Event is the result of an Acquisition Proposal, such proposal was not Publicly Withdrawn prior to the CCT Special Meeting) or (ii) the Reorganization Agreement is validly terminated by Cadence (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the stockholders of CCT) if a Triggering Event shall have occurred. Pursuant to each Option Agreement, the Cadence Options will terminate, to the extent not previously exercised, on the earliest of (i) the date upon which the Effective Time occurs, (ii) 180 days after the occurrence of an Identified Termination (subject to extension in the event a legal impediment precludes exercise) or (iii) the date upon which the Reorganization Agreement is validly terminated other than by virtue of an Identified Termination.

    A "Triggering Event" is deemed to have occurred if: (i) the CCT Board of Directors fails to recommend, or for any reason withdraws or amends or modifies in a manner adverse to Cadence, its unanimous recommendation in favor of the Merger or approval or adoption of the Reorganization Agreement; (ii) the CCT Board of Directors approves, endorses or recommends any Acquisition Proposal;
(iii) CCT enters into any letter of intent or any similar document or any contract relating to any

Acquisition Proposal; (iv) CCT fails to hold the CCT Special Meeting as promptly as practicable and in any event within 60 days after the Registration Statement is declared effective; (v) a tender or exchange offer relating to securities of CCT shall have been commenced and CCT shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that CCT recommends rejection of such tender or exchange offer; or (vi) an Acquisition Proposal is publicly announced, and CCT (a) fails to issue a press release announcing its opposition to such Acquisition Proposal or (b) otherwise fails to actively oppose such Acquisition Proposal.

    An "Acquisition Proposal" is any offer or proposal (other than an offer or proposal by Cadence) contemplating or otherwise relating to any transaction or series or transactions involving: (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (a) in which CCT is a constituent corporation, (b) in which an individual or entity or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of individuals or entities directly or indirectly acquires CCT or more than 50% of CCT's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 40% of the outstanding securities of any class of voting securities of CCT, or (c) in which CCT issues securities representing more than 40% of the outstanding securities of any class of voting securities of CCT or (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of CCT. An Acquisition Proposal shall be deemed to have been "Publicly Withdrawn" only if (i) the party who made such Acquisition Proposal publicly announces the withdrawal of such Acquisition Proposal; and (ii) there shall not have been any public announcement, or any direct or indirect communication to the stockholders of CCT, stating or suggesting the possibility that such Acquisition Proposal will be resubmitted or that such party will make, submit or announce any other Acquisition Proposal.

AFFILIATE AGREEMENTS

    It is a condition to consummation of the Merger that each person who is reasonably determined by Cadence to be an "affiliate," as such term is defined in Rule 145 promulgated under the Act, of CCT execute an agreement that prohibits (1) the sale, transfer or other disposition of Cadence Common Stock received by such person in connection with the Merger unless: (i) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Act; (ii) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 promulgated under the Act, as evidenced by a broker's letter and a representation letter executed by such stockholder (satisfactory in form and content to Cadence) stating that such requirements have been met; (iii) counsel reasonably satisfactory to Cadence shall have advised Cadence in a written opinion letter (satisfactory in form and content to Cadence), upon which Cadence may rely, that such sale, transfer or other disposition will be exempt from registration under the Act or (iv) an authorized representative of the Commission shall have rendered written advice to such stockholder to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to such sale, transfer or other disposition, and a copy of such written advice and other related communications with the Commission are delivered to Cadence and (2) the sale, transfer or other disposition of CCT Common Stock, Cadence Common Stock or options or other rights to purchase such stock during the period commencing 30 days prior to the consummation of the Merger through the date on which financial results covering at least 30 days' combined operations of Cadence and CCT are published by Cadence, unless at such time (i) such transfer is a bona fide gift (subject to certain limitations) of CCT Common Stock to members of such person's immediate family and/or certain non-profit charitable organizations or (ii) such sale, transfer or other disposition does not exceed an aggregate of 1,500 shares of CCT Common Stock.

EMPLOYMENT AGREEMENTS

    Cadence has entered into employment agreements (each, an "Employment Agreement" and collectively, the "Employment Agreements"), dated as of October 28, 1996, with certain key employees of CCT, including David Chyan, John R. Harding, Robert D. Selvi and William J. Portelli. All Employment Agreements become effective upon the effectiveness of the Merger and provide for the full-time employment of such persons for a period of time (the "Employment Period") and with compensation as set forth in the individual agreements.

    Mr. Chyan's Employment Agreement specifies an Employment Period of three years and salary of $158,400 per year. Mr. Harding's Employment Agreement specifies a Employment Period of one year, salary of $227,300 per year and a target bonus of $160,400 for fiscal year 1997. Mr. Selvi's Employment Agreement specifies a Employment Period of two years, salary of $167,200 per year and a minimum bonus of $23,950 for each quarter during which he is a full time employee at the end of such quarter. Mr. Portelli's Employment Agreement specifies an Employment Period of two years, salary of $165,300 per year (plus any reasonable raise granted prior to the Merger) and a minimum bonus of $24,250 for each quarter during which he is a full time employee at the end of such quarter. The Employment Agreements of Messrs. Selvi and Portelli also provide for part-time employment of up to five hours per month for twelve months beyond the period of full-time employment at a salary of approximately $417.00 per month.

    If Cadence terminates an employee's Employment Agreement without Cause (as defined below) during the Employment Period, then Cadence will pay such employee salary and other compensation (but not any bonuses or other cash compensation) for the greater of six months or the remaining portion of such employee's Employment Period. If such employee is terminated by Cadence for Cause, Cadence shall have no further obligations to pay any salary or other compensation to such employee.

    Pursuant to the Employment Agreements, the employee's employment with Cadence will be deemed to have been terminated for "Cause" if his employment is terminated for: (i) any gross misconduct or fraud on the part of such employee in the performance of his employment; (ii) subject to certain exceptions, the conviction of such employee of, or the entry by such employee of a guilty plea with respect to, any felony; (iii) subject to certain limitations, the material breach by such employee of his employment agreement. In the case of Mr. Chyan, "Cause" also includes (i) any bad faith by Mr. Chyan in the performance of his employment or (ii) Mr. Chyan's repeated failure to perform reasonable duties assigned to him by Cadence despite the delivery to him of written notice of such failure.

NONCOMPETITION AGREEMENTS

    Certain key employees of CCT, including John F. Cooper, David Chyan, John R. Harding, Robert D. Selvi and William J. Portelli (the "Noncompete Employees"), each have entered into a Noncompetition Agreement with Cadence and CCT, dated as of October 28, 1996 (each, a "Noncompetition Agreement"). The Noncompetition Agreements contain provisions restricting such employees, for a specified period following the Effective Date (the "Restriction Period") (four years for Messrs. Cooper & Chyan; two years for Mr. Harding and two years for Mr. Portelli (subject to certain modifications); and one year for Mr. Selvi) from (i) engaging in, (ii) owning a substantial interest or otherwise participating in a business involving, (iii) providing any service, support, product or technology to any person or entity involving or relating to software development in the areas of routing for PCBs, ICs or multichip modules. In addition, the Noncompetition Agreements restrict such employees from: (i) soliciting employees of CCT, Cadence or any subsidiary of Cadence to leave his or her employment with such companies; or (ii) interfering or attempting to interfere with any commercial relationship or prospective commercial relationship of CCT, Cadence or any subsidiary of Cadence. The Noncompetition Agreement of Mr. Harding also provides for him to receive payments from Cadence of up to approximately $25,000 per month during the final year of his Restriction Period, subject to Cadence's right to terminate his Noncompetition Agreement and such payments during such final year.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    OFFICERS AND DIRECTORS OF CCT. Certain members of CCT's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of CCT generally. The CCT Board of Directors was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby. As described above under the caption "Employment Agreements," Cadence has entered into employment agreements with certain key employees of CCT. Upon effectiveness of the Merger, each such CCT employee will be entitled to receive the benefits under his respective employment agreement. Unvested stock options granted to outside directors under CCT's 1995 Directors' Stock Option Plan become immediately exercisable as of the Effective Time. The existing employment agreements between CCT and each of Messrs. Harding, Selvi and Portelli provide that certain unvested stock options granted to such individuals become immediately exercisable as of the Effective Time. As described above under "--Option Agreements," Cadence has entered into Option Agreements with each of John Cooper and David Chyan pursuant to which Cadence holds options to purchase up to an aggregate of approximately 4,872,300 shares of CCT Common Stock. Cadence has also agreed, subject to certain limitations, to indemnify each person serving as an officer or director of CCT as of the date of the Reorganization Agreement from and after the Effective Time for acts or omissions occurring prior to the Effective Time as provided in CCT's bylaws and indemnification agreements between such officers and directors and CCT. See "The Reorganization Agreement--Indemnification and Insurance." As described above under "--Noncompetition Agreements," Mr. Harding is entitled to receive certain payments from Cadence related to the performance of his obligation under his Noncompetition Agreement.

    OFFICERS AND DIRECTORS OF CADENCE. No officer or director of Cadence has any interest in the Merger that is in addition to his or her interest as a stockholder of Cadence generally.

LISTING OF CADENCE COMMON STOCK ON NEW YORK STOCK EXCHANGE

    It is a condition to Cadence's and CCT's obligation to consummate the Merger that the shares of Cadence Common Stock to be issued pursuant to the Reorganization Agreement be approved for listing on the NYSE. An application has been filed for listing such shares of Cadence Common Stock on the NYSE.

MERGER EXPENSES AND FEES AND OTHER COSTS

    Cadence and CCT estimate that they will incur direct transaction costs of approximately $10 million associated with the Merger. See "Unaudited Pro Forma Financial Information."

    Cadence and CCT have agreed that, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, provided, however, that Cadence and CCT shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the Registration Statement of which this Proxy Statement/Prospectus is a part and any amendments or supplements thereto. If the Reorganization Agreement is terminated under certain circumstances then (i) CCT will be required to pay to Cadence a nonrefundable fee in the amount of $5.0 million and (ii) subject to certain limitations, if an Acquisition Transaction (as defined herein) is consummated at any time on or prior to the first anniversary of the termination date of the Reorganization Agreement, then CCT will be required to pay Cadence an additional nonrefundable fee of up to $10.0 million. If the Reorganization Agreement is terminated under certain circumstances, then Cadence will be required to pay CCT a nonrefundable fee of $10.0 million.

    CCT has agreed to pay Alex. Brown a fee for its financial advisory services in connection with the Merger, including, among other things, rendering its Opinion and making the presentation referred to above. See "Approval of the Merger and Related Transactions--Opinion of Alex. Brown & Sons Incorporated."

ACCOUNTING TREATMENT

    The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon receipt at the closing of the Merger by Cadence and CCT of letters from Arthur Andersen LLP, Cadence's independent public accountants, and Ernst & Young LLP, CCT's independent auditors, reaffirming those firms' concurrence with Cadence management's and CCT management's conclusions, respectively, as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, if consummated in accordance with the Reorganization Agreement. In the event the HLDS Merger is delayed substantially or not completed, Cadence will need to issue shares of Cadence Common Stock in one or more alternate transactions in order to permit Cadence to account for the Merger as a pooling of interests. Cadence has the right to waive the condition that the Merger be accounted for as a pooling of interests; provided, however, that either Cadence or CCT is entitled to terminate the Reorganization Agreement under certain limited circumstances if Cadence is unable to obtain the required letter from its accountants with respect to the availability of pooling-of-interests accounting treatment solely due to the failure of Cadence to issue certain treasury shares prior to the Merger. If the Merger is consummated but fails to qualify for pooling-of-interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase could result in a significant intangible asset or a significant charge against results of operations or both, which could materially and adversely affect Cadence's future results of operations.

CERTAIN INCOME TAX CONSEQUENCES

    The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of CCT Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Cadence, CCT or CCT stockholders as described herein.

    CCT stockholders should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular CCT stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger). Accordingly, CCT STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

    Neither Cadence nor CCT has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the U.S. federal income tax consequences of the Merger. Fenwick & West LLP, counsel to CCT, and Cooley Godward LLP, counsel to Cadence, have each rendered an opinion (collectively, the "Tax Opinions") that the Merger will constitute a reorganization under
Section 368(a) of the Code (a "Reorganization"). Such opinions are based on certain assumptions as well as representations received from Cadence and CCT (including an assumption, based on representations, concerning the "continuity of interest" requirement discussed below) and are subject to the limitations discussed below. Moreover, such opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position. The discussion below assumes that the Merger will qualify as a Reorganization, based upon such opinions.

    Subject to the limitations and qualifications referred to herein, and as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences should result:

    (i) No gain or loss will be recognized by the holders of CCT Common Stock upon the receipt of Cadence Common Stock solely in exchange for such CCT Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

    (ii) The aggregate tax basis of the Cadence Common Stock so received by CCT stockholders in the Merger (including any fractional share of Cadence Common Stock not actually received) will be the same as the aggregate tax basis of CCT Common Stock surrendered in exchange therefor;

   (iii) The holding period of the Cadence Common Stock so received by each CCT stockholder in the Merger will include the period for which the CCT Common Stock surrendered in exchange therefor was considered to be held, provided that the CCT Common Stock so surrendered is held as a capital asset at the effective time of the Merger;

    (iv) Cash payments received by holders of CCT Common Stock in lieu of a fractional share will be treated as if such fractional share of Cadence Common Stock had been issued in the Merger and then redeemed by Cadence. A CCT stockholder receiving such cash will recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. The gain or loss should be capital gain or loss provided that such share of CCT Common Stock was held as a capital asset at the Effective Time; and

    (v) Neither Cadence nor CCT will recognize gain solely as a result of the Merger.

    The Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations of Cadence, CCT and certain stockholders of CCT, including representations in certain certificates delivered to counsel by the respective managements of Cadence and CCT and certain stockholders of CCT. Of particular importance are the assumptions and representations relating to the "continuity of interest" requirement.

    To satisfy the "continuity of interest" requirement, CCT stockholders must not, pursuant to a plan or intent existing at or prior to the effective time of the Merger, dispose of or transfer so much of either (i) their CCT Common Stock in anticipation of the Merger or (ii) the Cadence Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the CCT stockholders, as a group, would no longer have a significant equity interest in the CCT business being conducted by Cadence after the Merger. CCT stockholders will generally be regarded as having a significant equity interest as long as the Cadence Common Stock received in the Merger (after taking into account Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the CCT stockholders in the Merger. No assurance can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a Reorganization.

    A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in significant adverse tax consequences to the CCT stockholders. A CCT stockholder would recognize gain or loss with respect to each share of CCT Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Cadence Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Cadence Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Closing Date.

                          THE REORGANIZATION AGREEMENT

GENERAL

    THE FOLLOWING DESCRIPTION OF THE REORGANIZATION AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE REORGANIZATION AGREEMENT, WHICH IS INCORPORATED BY REFERENCE HEREIN AND A COPY OF WHICH IS ANNEXED TO THIS PROXY STATEMENT/PROSPECTUS AS APPENDIX A.

    The Reorganization Agreement provides for the merger of Cadence Merger Sub with and into CCT. As a result of the Merger, Cadence Merger Sub shall cease to exist, CCT will become a wholly owned subsidiary of Cadence, and the former stockholders of CCT will become stockholders of Cadence. CCT will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will retain all of its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises unaffected by the Merger. Cadence Merger Sub has been formed solely for the purpose of effecting the Merger, and there will be no other activity in Cadence Merger Sub. The Merger will become effective upon the filing of a Certificate of Merger with the Delaware Secretary of State. Such filing is anticipated to take place as soon as practicable after the adoption and approval of the Reorganization Agreement and Merger by CCT stockholders and after regulatory approval is obtained, subject to the satisfaction or waiver of the other conditions to the Merger. It is currently
anticipated that the Effective Time will occur on             , 199 . There can
be no assurance, however, that the other conditions to the Merger will be satisfied by such date, or at all, or that the Reorganization Agreement will not be terminated. See "The Reorganization Agreement--Conditions to the Merger" and "Approval of the Merger and Related Transactions--Regulatory Matters."

MERGER CONSIDERATION

    CONSIDERATION FOR COMMON STOCK. For a description of the consideration to be received in the Merger by the holders of CCT Common Stock, see "Approval of the Merger and Related Transactions--Merger Consideration."

    STOCK OPTIONS AND BENEFIT PLANS. For a description of the treatment of the CCT stock options and employee benefit plans, see "Approval of the Merger and Related Transactions--Stock Options; Benefit Plans."

    EXCHANGE OF SHARES. For a description of exchange procedures, see "Approval of the Merger and Related Transactions--Conversion of Shares; Procedures for Exchange of Certificates; No Fractional Shares."

APPRAISAL RIGHTS

    Under Section 262 of the DGCL, stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if the stock subject to the merger transaction is listed on a national market security system. Because Nasdaq is a national market security system and the CCT Common Stock is listed on Nasdaq, CCT stockholders are not entitled to appraisal rights with respect to the Merger.

CORPORATE MATTERS

    As of the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended and restated to conform to the form of certificate of incorporation attached to the Reorganization Agreement and the Bylaws of the Surviving Corporation will be amended and restated to conform to the Bylaws of Cadence Merger Sub as in effect immediately prior to the Effective Time. Concurrently with the Effective Time, the directors and officers of CCT will resign and the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Cadence Merger Sub immediately prior to the Effective Time.

CONDITIONS TO THE MERGER

    CADENCE AND CADENCE MERGER SUB. The obligations of Cadence and Cadence Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the consummation of the transactions contemplated by the Reorganization Agreement (the "Closing"), of each of the following conditions:

    (i) the representations and warranties of CCT contained in the Reorganization Agreement shall have been accurate in all respects as of the date of the Reorganization Agreement and as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect (as defined below) on CCT and each of its direct and indirect majority-owned subsidiaries, and, collectively with CCT, the "Acquired Corporations" (it being understood that, for purposes of determining the accuracy of such representations and warranties, (a) all Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (b) any update of or modification to the disclosure schedule provided by CCT made or purported to have been made after the date of the Reorganization Agreement shall be disregarded);

    (ii) each covenant or obligation that CCT is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

    (iii) the Registration Statement shall have become effective in accordance with the provisions of the Act, and no stop order shall have been issued by the Commission with respect to the Registration Statement;

    (iv) the Reorganization Agreement shall have been duly adopted and the Merger shall have been duly approved by the Required Vote. See "The CCT Special Meeting--Vote Required";

    (v) all material consents required to be obtained in connection with the Merger and the other transactions contemplated by the Reorganization Agreement shall have been obtained and shall be in full force and effect;

    (vi) Cadence and CCT shall have received the following agreements and documents (each of which shall be in full force and effect) (a) Affiliate Agreements in the form attached to the Reorganization Agreement, executed by each third party who is reasonably determined by CCT to be an "affiliate" of CCT (as that term is used in Rule 145 promulgated under the Securities Act), (b) Continuity of Interest Certificates in the form attached to the Reorganization Agreement, executed by John F. Cooper and David Chyan, (c) the Employment Agreements referred to in clause "(xii)" under "Additional Covenants of the Parties," executed by the individuals to whom they apply, (d) the Noncompetition Agreements referred to in clause "(xii)" under "Additional Covenants of the Parties", executed by the individuals to whom they apply, (e) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Cadence, reasonably satisfactory in form and substance to Cadence, updating the letter referred to in clause "(xi)" under "Additional Covenants of the Parties", (f) the U.S. Treasury Department certificate specified in Section 6.6(f) of the Reorganization Agreement, executed by CCT, (g) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Cadence, CCT and Arthur Andersen LLP, reasonably satisfactory in form and substance to Cadence and Arthur Andersen LLP, to the effect that, after reasonable investigation, Ernst & Young LLP is not aware of any fact concerning CCT or any of the CCT's stockholders or affiliates that could preclude Cadence from accounting for the Merger as a pooling of interests in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the Commission, (h) a letter from Arthur Andersen LLP, dated as of the Closing Date and addressed to Cadence, reasonably satisfactory in form and substance to Cadence, to the effect that Cadence may account for the Merger as a pooling of interests in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the Commission, (i) a legal opinion of Fenwick & West LLP, dated as of the Closing Date, reasonably satisfactory in form and substance to Cadence, (j) subject to the receipt by Cooley Godward LLP of certain Continuity of Interest Certificates and tax representation letters, a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to Cadence, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, (k) a certificate executed on behalf of CCT by its Chief Executive Officer confirming that the conditions set forth in clause "(i)", clause "(ii)", clause "(iii)", clause "(v)", clause "(vi)", clause "(viii)", clause "(ix)", and clause "(x)" of this paragraph have been duly satisfied; and (l) the written resignations of all officers and directors of CCT, effective as of the Effective Time;

    (vii) none of certain specified individuals shall have ceased to be employed by CCT, or shall have expressed an intention to terminate his or her employment with CCT or to decline to accept employment with Cadence; and not more than 50% of a certain specified group of individuals shall have ceased to be employed by CCT or shall have expressed an intention to terminate their employment with CCT or to decline to accept employment with Cadence;

    (viii) there shall have been no material adverse change in the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations since the date of the Reorganization Agreement, except for
(a) any such material adverse change that is demonstrated to have resulted directly from changes that occurred after the date of the Reorganization Agreement in general business conditions in the EDA industry, and (b) any material adverse change in CCT's financial performance that is temporary in nature and is demonstrated to have resulted directly from the public announcement or the pendency of the Merger;

    (ix) CCT shall have filed with the Internal Revenue Service the notification referred to in clause "(xvi)" under "Additional Covenants of the Parties";

    (x) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (xi) the shares of CCT Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE;

    (xii) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal;

    (xiii) there shall not be pending or threatened any legal proceeding in which a governmental body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Cadence or any of its subsidiaries any damages that may be material to Cadence; (c) seeking to prohibit or limit in any material respect Cadence's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Cadence, the Surviving Corporation or any subsidiary of Cadence to own the assets or operate the business of CCT; and

    (xiv) there shall not be pending any legal proceeding in which there is a reasonable possibility of an outcome that would have a Material Adverse Effect on the Acquired Corporations or on Cadence: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Cadence or any of its subsidiaries any damages that may be material to Cadence; (c) seeking to prohibit or limit in any material respect Cadence's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of Cadence, the Surviving Corporation or any subsidiary of Cadence to own the assets or operate the business of CCT.

    For purposes of the Reorganization Agreement, an event, violation, inaccuracy, circumstance or other matter will be deemed to have a Material Adverse Effect on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of CCT set forth under "Representations and Warranties" but for the presence of Material Adverse Effect or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole; PROVIDED, HOWEVER, that in the event CCT's representations and warranties are inaccurate as of the Closing Date as if made on and as of the Closing Date, the circumstances giving rise to the inaccuracies in such representations and warranties will not be deemed to constitute a Material Adverse Effect on the Acquired Corporations for purposes of clause "(ii)" under "Conditions to the Merger-- Cadence and Cadence Merger Sub" if such circumstances (i) are demonstrated to have resulted directly from changes that occurred after the date of the Reorganization Agreement in general business conditions in the EDA industry, or (ii) are demonstrated to have resulted directly from the public announcement or the pendency of the Merger and would reasonably be expected to have only a temporary effect on the Acquired Corporations and the Acquired Corporations' business and financial condition.

    CCT. The obligation of CCT to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

    (i) the representations and warranties of Cadence and Cadence Merger Sub contained in the Reorganization Agreement shall have been accurate in all respects as of the date of the execution of the Reorganization Agreement and as of the Closing Date as if made on and as of the Closing Date except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on Cadence (as defined below) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded);

    (ii) all of the covenants and obligations that Cadence and Cadence Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

    (iii) this Registration Statement shall have become effective in accordance with the provisions of the Act, and no stop order shall have been issued by the Commission with respect to this Registration Statement;

    (iv) CCT shall have received the following documents: (a) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, reasonably satisfactory in form and substance to CCT, (b) subject to the receipt by Fenwick & West LLP of certain Continuity of Interest Certificates and certain tax representation letters, a legal opinion of Fenwick & West LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and (c) a certificate executed on behalf of Cadence by an executive officer of Cadence confirming that the conditions set forth in under clause "(i)", clause "(ii)", clause "(iii)" and clause "(vi)" of this paragraph have been duly satisfied;

    (v) there shall have been no material adverse change in Cadence's business, condition, assets, liabilities, operations or financial performance since the date of this Agreement, except for (a) any such material adverse change that is demonstrated to have resulted directly from changes that occurred after the date of the Reorganization Agreement in general business conditions in the EDA industry, and (b) any material adverse change in Cadence's financial performance that is temporary in nature and is demonstrated to have resulted directly from the public announcement or the pendency of the Merger;

    (vi) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (vii) the shares of Cadence Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE;

    (viii) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by CCT shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by CCT illegal.

    For purposes of the Reorganization Agreement, an event, violation, inaccuracy, circumstance or other matter will be deemed to have a Material Adverse Effect on Cadence if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of Material Adverse Effect or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Cadence and its subsidiaries taken as a whole; PROVIDED, HOWEVER, that in the event Cadence's representations and warranties are inaccurate as of the Closing Date as if made on and as of the Closing Date, the circumstances giving rise to the inaccuracies in such representations and warranties will not be deemed to constitute a Material Adverse Effect on Cadence for purposes of clause "(ii)" under "Conditions to the Merger--CCT" if such circumstances (i) are demonstrated to have resulted directly from changes that occurred after the date of the Reorganization Agreement in general business conditions in the EDA industry, or (ii) are demonstrated to have resulted directly from the public announcement or the pendency of the Merger and would reasonably be expected to have only a temporary effect on Cadence and Cadence's business and financial condition.

    All the conditions to the Merger must either be satisfied or waived prior to the consummation of the Merger.

REPRESENTATIONS AND WARRANTIES

    The Reorganization Agreement contains certain representations and warranties, including without limitation, representations and warranties by CCT as to: (i) due organization and subsidiaries; (ii) charter documents and bylaws;
(iii) capitalization; (iv) filings with the Commission and financial statements;
(v) absence of certain changes; (vi) title to assets; (vii) equipment and leaseholds; (viii) proprietary assets; (ix) contracts; (x) liabilities; (xi) compliance with legal requirements; (xii) unlawful payments and unlawful expenses; (xiii) governmental authorizations; (xiv) tax matters; (xv) employee and labor matters and benefit plans; (xvi) environmental matters; (xvii) insurance; (xviii) transactions with affiliates; (xix) legal proceedings and orders; (xx) authority, inapplicability of anti-takeover statutes and binding nature of the Reorganization Agreement; (xxi) inapplicability of appraisal rights; (xxii) no existing discussions; (xxiii) accounting matters; (xxiv) vote required; (xxv) non-contravention and consents; (xxvi) fairness opinion; (xxvii) brokers, finders, investment bankers or other fees or commissions; and (xxviii) full disclosure.

    The Reorganization Agreement contains further representations and warranties by Cadence and Cadence Merger Sub as to: (i) organization, standing and power;
(ii) capitalization; (iii) filings with the Commission and financial statements;
(iv) absence of certain changes or events; (v) title to assets; (vi) proprietary assets; (vii) liabilities; (viii) compliance with legal requirements; (ix) governmental authorizations; (x) legal proceedings and orders; (xi) vote required; (xii) authority and binding nature of the Reorganization Agreement;
(xiii) non-contravention and consents; (xiv) valid issuance of Cadence Common Stock; (xv) accounting matters and (xvi) full disclosure.

COVENANTS

    CERTAIN COVENANTS OF CCT. The Reorganization Agreement requires that, from the date of the execution of the Reorganization Agreement until the Effective
Time:

        (i) CCT shall provide Cadence and Cadence's representatives with reasonable access to its representatives, personnel, books, records, tax returns and other documents and information and such copies of the existing books, records, tax returns and other documents as Cadence may reasonably request;

        (ii) (a) CCT shall ensure that each of the Acquired Corporations conducts its business and operations (1) in the ordinary course and in accordance with past practices and (2) in compliance with all applicable legal requirements and the requirements of all material contracts; (b) CCT shall use reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons or entities having business relationships with the respective Acquired Corporations; (c) CCT shall keep in full force all of its insurance policies; (d) CCT shall provide all reasonable notices, assurances and support required by any material contract to which either Acquired Corporation is a party relating to any proprietary asset of the Acquired Corporations; (e) CCT shall comply with Cadence's reasonable directions with respect to exercising any right or remedies under the contracts referred to in clause "(d)" of this sentence and (f) CCT shall (to the extent reasonably requested by Cadence) cause its officers to report regularly to Cadence concerning the status of the business of CCT;

       (iii) CCT shall not (without the prior written consent of Cadence), and shall not permit any of the Acquired Corporations to:

           (a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

           (b) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that (i) CCT may issue CCT Common Stock upon the valid exercise of CCT Options outstanding as of the date of the Reorganization Agreement, (ii) CCT may issue CCT Common Stock upon the valid exercise of "options" outstanding under CCT's 1995 Purchase Plan, and (iii) CCT may, in the ordinary course of business and consistent with past practices, grant options under CCT's 1995 Equity Incentive Plan to purchase no more than 250,000 shares of CCT Common Stock to employees of CCT);

           (c) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of CCT's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract;

           (d) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

           (e) form any subsidiary or acquire any equity interest or other interest in any other entity;

           (f) make any capital expenditure in any calendar month which, when added to all other capital expenditures made on behalf of the Acquired Corporations in such calendar month results in such capital expenditures exceeding $100,000 in the aggregate;

           (g) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract, or amend or prematurely terminate, or waive or exercise any material right or remedy (including any right to repurchase shares of CCT Common Stock) under, any material contract;

           (h) acquire, lease or license any right or other asset from any third party or sell or otherwise dispose of, or lease or license, any right or other asset to any third party (except in each case for assets acquired, leased, licensed or disposed of by CCT in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

           (i) lend money to any third party, or incur or guarantee any indebtedness;

           (j) (A) establish, adopt or amend any employee benefit plan, or (B) except for bonus, profit-sharing and similar payments made in the ordinary course of business consistent with past practices, pay any bonus or make any profit-sharing or similar payment to, or materially increase the amount of commissions payable to, any of its directors, officers or employees, or (C) materially increase the amount of the wages, salary, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

           (k) (A) hire any new employee having an annual salary in excess of $75,000, or (B) engage any consultant or independent contractor who (i) is entitled to receive annual compensation in excess of $75,000, and (ii) may not be terminated by CCT (without penalty) on no more than 30 days notice;

           (l) change any of its methods of accounting or accounting practices in any material respect;

           (m) make any material tax election;

           (n) commence or settle any material legal proceeding;

           (o) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

           (p) agree or commit to take any of the actions described in clauses "(a)" through "(o)" of this paragraph; and

        (iv) CCT shall promptly notify Cadence in writing of the discovery by CCT of: (a) any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Reorganization Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by CCT in the Reorganization Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of and that would cause or constitute a material inaccuracy in any representation or warranty made by CCT in the Reorganization Agreement if
    (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Reorganization Agreement; (c) any material breach of any covenant or obligation of CCT; and
    (d) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions precedent to obligations of CCT pursuant to the Reorganization Agreement impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    ADDITIONAL COVENANTS OF THE PARTIES. The Reorganization Agreement also contains certain additional covenants of the parties including covenants relating to: (i) the preparation and filing of the Registration Statement; (ii) CCT's obligations with respect to the CCT Special Meeting; (iii) regulatory approvals;

(iv) CCT stock options; (v) indemnification of officers and directors; (vi) actions regarding "pooling of interests" accounting for the Merger; (vii) subject to certain limitations, the preparation and filing of notices, obtaining consents, removal of restraints, injunctions and other impediments to the Merger and filings with governmental bodies, agencies, officials or authorities and other third parties; (viii) press releases, public statements and other disclosures regarding the Merger, the Reorganization Agreement and the transactions contemplated thereby; (ix) affiliate agreements; (x) tax opinion back-up certificates; (xi) delivery of a letter from Ernst & Young LLP with respect to the Registration Statement; (xii) employment agreements and noncompetition agreements; (xiii) Cadence equity incentive plans and benefit arrangements; (xiv) listing of Cadence Common Stock on the NYSE; (xv) resignation of CCT officers and directors; and (xvi) compliance with United States Treasury Regulations.

    CCT has agreed in the Reorganization Agreement (i) to take all action necessary in accordance with all applicable law to call, give notice of, convene and hold the CCT Special Meeting, and (ii) not to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Cadence the recommendation of the CCT Board of Directors that the CCT stockholders vote in favor of and adopt and approve the Reorganization Agreement and the Merger; PROVIDED, HOWEVER, that nothing in the Reorganization Agreement will prevent the CCT Board of Directors from withdrawing, amending or modifying its recommendation in favor of the Merger if (a) CCT has not violated its covenant not to solicit, initiate, encourage or induce any proposals for an Acquisition Proposal, and (b) the CCT Board of Directors concludes in good faith, based upon the advice of its outside counsel, that the withdrawal, amendment or modification of such recommendation is required in order for it to comply with its fiduciary obligations to its stockholders under applicable law.

    Pursuant to the Reorganization Agreement, Cadence and CCT have agreed to use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Reorganization Agreement; HOWEVER, Cadence does not have any obligation under the Reorganization Agreement to (i) dispose or cause any of its subsidiaries to dispose of any assets, (ii) discontinue offering any product or make any other change to its operations or proposed operations or to the operations or proposed operations of any of its subsidiaries, or (iii) make any commitment (to any governmental body or otherwise) regarding its future operations, or the future operations of any of its subsidiaries, or the future operations of CCT or CCT Limited (even though the disposition of such assets or the making of such change or commitment might facilitate the obtaining of a required governmental authorization or might otherwise facilitate the consummation of the Merger).

NON-SOLICITATION

    Pursuant to the Reorganization Agreement, CCT has agreed that it will not, directly or indirectly, and shall not authorize or permit any subsidiary of CCT or any representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding any of the Acquired Corporations to any third party in connection with or in response to an Acquisition Proposal, (iii) engage in discussions with any third party with respect to any Acquisition Proposal,
(iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract or other agreement contemplating or otherwise relating to any Acquisition Transaction; PROVIDED, HOWEVER, that such provisions shall not prohibit CCT from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any third party in response to an unsolicited bona fide written Acquisition Proposal submitted (and not withdrawn) by such third party if (a) the Board of Directors of CCT concludes in good faith, based upon the advice of its financial advisor, that such Acquisition Proposal could reasonably be expected to result in a transaction that is more favorable from a financial point of view to CCT's stockholders than the Merger, (b) the Board of Directors of CCT concludes in good faith, after consultation with outside legal counsel, that such action is required in order for the Board of Directors of CCT to comply with its fiduciary obligations to the Cadence's stockholders under applicable law, (c) prior to furnishing any such nonpublic information to, or entering into discussions with, such third party, CCT gives Cadence written notice of the identity of such third party and of CCT's intention to furnish nonpublic information to, or enter into discussions with, such third party, and CCT receives from such third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party by or on behalf of CCT, and (d) prior to furnishing any such nonpublic information to such third party, CCT furnishes such nonpublic information to Cadence (to the extent such nonpublic information has not been previously furnished by CCT to Cadence). Without limiting the generality of the foregoing, pursuant to the Reorganization Agreement, CCT has acknowledged and agreed that any violation of any of the restrictions set forth in the preceding sentence by any representative of any of the Acquired Corporations, whether or not such representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of CCT's obligations in the preceding sentence.

INDEMNIFICATION AND INSURANCE

    Pursuant to the Reorganization Agreement, all rights to indemnification existing in favor of the persons serving as directors or officers of CCT as of the date of the Reorganization Agreement for acts and omissions occurring prior to the Effective Time, as provided in CCT's Bylaws (as in effect as of the date of the Reorganization Agreement) and as provided in the indemnification agreements between CCT and said directors and officers (as in effect as of the date of the Reorganization Agreement), shall survive the Merger and shall be maintained by the Surviving Corporation for a period of not less than six years from the Effective Time; PROVIDED, HOWEVER, that the Surviving Corporation's indemnification obligations will be reduced to the extent of any insurance proceeds paid under the CCT D&O Policies (as defined below). From and after the Effective Time, Cadence will, to the fullest extent permitted by law, perform all indemnification obligations of the Surviving Corporation under this paragraph (without giving effect to the limitations on the Surviving Corporation's indemnification obligations imposed by Section 145(b) of the
DGCL); PROVIDED, HOWEVER, that Cadence's indemnification obligations shall be reduced (i) to the extent that the Surviving Corporation performs such obligations, and (ii) to the extent of any insurance proceeds paid under the CCT D&O Policies.

    If (i) on the Closing Date, a legal proceeding (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from Cadence or any of its subsidiaries any damages that may be material to Cadence; (c) seeking to prohibit or limit in any material respect Cadence's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Cadence, the Surviving Corporation or any subsidiary of Cadence to own the assets or operate the business of CCT is pending before any court of competent jurisdiction, (ii) any current director or officer of CCT is named as a defendant in such legal proceeding by virtue of any action taken by him prior to the Closing Date in his capacity as a director or officer of CCT, (iii) CCT has disclosed to Cadence, prior to the Closing Date, the pendency of such legal proceeding, and (iv) Cadence waives in writing the conditions to consummate the Merger as they apply to such legal proceeding and elects to proceed with the Closing, then, from and after the Effective Time, Cadence shall hold harmless and indemnify such director or officer from and against all losses and expenses incurred by such director or officer in connection with such legal proceeding.

    Cadence shall have (i) the exclusive right, at its election, to assume and control the defense (with counsel selected by Cadence and reasonably satisfactory to the indemnified parties) of any claim or legal proceeding with respect to which Cadence or the Surviving Corporation has any indemnification obligation described under "Indemnification and Insurance", and (ii) the right, at its election, to settle, adjust or compromise any such claim or legal proceeding without the consent of any indemnified party (if the agreement relating to the settlement of such claim contains a customary release of such indemnified party and other customary terms).

    From the Effective Time until the sixth anniversary of the date on which the Merger becomes effective and subject to certain limitations, the Surviving Corporation shall maintain in effect, for the benefit of the current directors and officers of CCT with respect to acts or omissions occurring prior to the Effective Time, a specified directors' and officers' liability insurance policy or substitute policy or policies of comparable coverage (the "CCT D&O Policies").

TERMINATION

    The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of CCT:

        (i) by mutual written consent of Cadence and CCT;

        (ii) by either Cadence or CCT if the Merger shall not have been consummated by 5:00 p.m. (Pacific Time) on May 7, 1997 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate the Reorganization Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

       (iii) by either Cadence or CCT if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

        (iv) by either Cadence or CCT if (a) the CCT Special Meeting shall have been held and (b) the Reorganization Agreement and the Merger shall not have been adopted and approved at such meeting by the required vote; PROVIDED, HOWEVER, that (A) Cadence shall not be permitted to terminate the Reorganization Agreement pursuant to this clause "(iv)" if the failure of CCT's stockholders to adopt and approve the Reorganization Agreement and the Merger at the CCT Special Meeting is attributable to a failure on the part of Cadence to perform any material obligation required to have been performed by Cadence under the Reorganization Agreement, (B) CCT shall not be permitted to terminate the Reorganization Agreement pursuant to this clause "(iv)" if the failure of CCT's stockholders to adopt and approve the Reorganization Agreement and the Merger at the CCT Special Meeting is attributable to a failure on the part of CCT to perform any material obligation required to have been performed by CCT under the Reorganization Agreement, and (C) CCT shall not be permitted to terminate the Reorganization Agreement pursuant to this clause "(iv)" unless CCT shall have paid the Initial CCT Fee (as defined below).

        (v) by Cadence (at any time prior to the adoption and approval of the Reorganization Agreement and the Merger by the Required Vote) if a Triggering Event shall have occurred;

        (vi) by Cadence if any of CCT's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate, or if any of CCT's material covenants contained in the Reorganization Agreement shall have been breached in any material respect; PROVIDED, HOWEVER, that if an inaccuracy in CCT's representations and warranties or a breach of a covenant by CCT is curable by CCT and CCT is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then Cadence may not terminate the Reorganization Agreement under this clause "(vi)" on account of such inaccuracy or breach;

       (vii) by CCT if any of Cadence's representations and warranties contained in the Reorganization Agreement shall be or shall have become materially inaccurate, or if any of Cadence's material covenants contained in the Reorganization Agreement shall have been breached in any material respect; PROVIDED, HOWEVER, that if an inaccuracy in Cadence's representations and warranties or a breach of a covenant by Cadence is curable by Cadence and Cadence is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then CCT may not terminate the Reorganization Agreement under this clause "(vii)" on account of such inaccuracy or breach; or

      (viii) by either Cadence or CCT at 5:00 p.m. (Pacific Time) on the scheduled Closing Date (as designated by Cadence) if (A) Cadence shall have failed to issue shares of Cadence Common Stock on or prior to the scheduled Closing Date for the purpose of satisfying the condition specified in paragraph 47d of Accounting Principles Board Opinion No. 16 (such condition being referred to as the "Paragraph 47d Condition"), (B) Arthur Andersen LLP is unable to provide, on the scheduled Closing Date, the letter referred to in section 6.6(h) of the Reorganization Agreement solely as a result of Cadence's failure to issue shares of Cadence Common Stock in order to satisfy the Paragraph 47d Condition, and (C) all of the conditions set forth under "Conditions to the Merger-Cadence and Cadence Merger Sub" have otherwise been fully satisfied (except for any conditions under "Conditions to the Merger-Cadence and Cadence Merger Sub" that have not been satisfied as a result of Cadence's failure to perform any material obligation required to have been performed by Cadence under the Reorganization Agreement); PROVIDED, HOWEVER, that (A) Cadence shall not be permitted to terminate the Reorganization Agreement pursuant to this clause "(viii)" if Cadence's failure to issue shares of Cadence Common Stock for the purpose of satisfying the Paragraph 47d Condition is attributable to a failure on the part of Cadence to perform any material obligation required to have been performed by Cadence under the Reorganization Agreement, and (B) CCT shall not be permitted to terminate the Reorganization Agreement pursuant to this clause "(viii)" if Cadence's failure to issue shares of Cadence Common Stock for the purpose of satisfying the Paragraph 47d Condition is attributable to a failure on the part of CCT to perform any material obligation required to have been performed by CCT under the Reorganization Agreement.

EXPENSES AND TERMINATION FEES

    Pursuant to the Reorganization Agreement, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Cadence and CCT shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the Registration Statement and the Proxy Statement/Prospectus and any amendments or supplements thereto.

    If the Reorganization Agreement is terminated by Cadence or CCT pursuant to clause "(iv)" under "Termination", or if the Reorganization Agreement is terminated by Cadence pursuant to clause "(v)" under Termination, then: (i) CCT shall pay to Cadence, in cash (at the time specified below), a nonrefundable fee in the amount of $5,000,000 (the "Initial CCT Fee"); and (ii) in the event an Acquisition Transaction is consummated at any time on or prior to the first anniversary of the date on which the Reorganization Agreement is terminated (an "Early Acquisition Transaction"), CCT shall pay to Cadence, in cash, contemporaneously with the consummation of such Acquisition Transaction, an additional nonrefundable fee (the "Supplemental CCT Fee") in an amount equal to the Designated Amount (as defined below). In the case of termination of the Reorganization Agreement by CCT pursuant to clause "(iv)" under Termination, the Initial CCT Fee shall be paid by CCT prior to such termination, and in the case of termination of the Reorganization Agreement by Cadence pursuant to clause "(iv)" or clause "(v)" under "Termination," the Initial CCT Fee shall be paid by CCT within three business days after such termination.

    The "Designated Amount" shall be $10,000,000; PROVIDED, HOWEVER, that if (i) the Acquisition Transaction is an Early Acquisition Transaction and is required to be accounted for as a pooling of interests, (ii) prior to the consummation of such Acquisition Transaction, CCT delivers to Cadence reasonable written evidence of a determination by the Commission that relates specifically to such Acquisition Transaction and that states that the Commission will not permit such Acquisition Transaction to be accounted for as a pooling of interests in the event, and solely because, the Supplemental CCT Fee in the amount of $10,000,000 is paid by CCT to Cadence, (iii) Cadence shall have been given a reasonable opportunity, both prior to and after such determination by the Commission, to persuade the appropriate official at the Commission to appropriately modify the Commission's position on the accounting treatment of such Acquisition Transaction (so that such Acquisition Transaction can be accounted for as a "pooling of interests" notwithstanding the payment by CCT of the Supplemental CCT Fee), (iv) CCT shall have promptly advised Cadence of all material communications between CCT or any of its Representatives and the Commission regarding the accounting treatment of such Acquisition Transaction,
(v) CCT shall have cooperated with Cadence, both prior to and after such determination by the Commission, in Cadence's efforts to persuade the appropriate official at the Commission to appropriately modify the Commission's position on the accounting treatment of such Acquisition Transaction, (vi) CCT shall not have taken any action or position, either prior to or after such determination by the Commission, in opposition to or inconsistent with Cadence's efforts to persuade the appropriate official at the Commission to appropriately modify the Commission's position on the accounting treatment of such Acquisition Transaction, and (vii) the position reflected in such determination by the Commission shall not have been reversed, withdrawn or otherwise appropriately altered, then the "Designated Amount" shall be the lesser of $10,000,000 or the maximum dollar amount that would not preclude such Acquisition Transaction from being accounted for as a pooling of interests.

    If the Reorganization Agreement is validly terminated pursuant to clause "(viii)" under "Termination", then Cadence shall pay to CCT, in cash, a nonrefundable fee in the amount of $10,000,000. If the Reorganization Agreement is validly terminated by Cadence pursuant to clause "(viii)" under "Termination", then such fee shall be paid to CCT on the date Cadence terminates the Reorganization Agreement. If the Reorganization Agreement is validly terminated by CCT pursuant to clause "(viii)" under "Termination", then such fee shall be paid to CCT within three business days after the date on which CCT terminates the Reorganization Agreement.

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    None of the representations and warranties of CCT, Cadence or Cadence Merger Sub contained in the Reorganization Agreement or in any certificate delivered pursuant to the Reorganization Agreement shall survive the Merger. See "Approval of the Merger and Related Transactions."

AMENDMENT; WAIVER

    The Reorganization Agreement may be amended with the approval of the respective Boards of Directors of CCT and Cadence at any time before or after adoption and approval of the Reorganization Agreement by the stockholders of CCT; PROVIDED, HOWEVER, that after any such adoption and approval of the Reorganization Agreement and the Merger by CCT's stockholders, no amendment shall be made which by law requires further approval of the stockholders of CCT without the further approval of such stockholders. The Reorganization Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. No waiver under the Reorganization Agreement will be effective unless it is expressly set forth in a written instrument duly executed and delivered on behalf of the party against whom the enforcement of such waiver is being sought.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial statements give effect to the Merger with CCT and the HLDS Merger and should be read in conjunction with historical financial statements and accompanying notes for Cadence and the supplemental historical financial statements of CCT incorporated by reference or included herein. The Merger with CCT and the HLDS Merger are subject to approval by the stockholders of CCT and HLDS, respectively.

    The unaudited pro forma combined statements of income for the two fiscal years in the period ended December 31, 1994 give effect to the proposed Merger with CCT, which will be accounted for as a pooling of interests, as if the Merger was completed at the beginning of the periods presented. The unaudited pro forma combined statements of income for the fiscal year ended December 30, 1995 and the nine-month periods ended September 30, 1995 and September 28, 1996 give effect to the proposed Merger with CCT and the HLDS Merger (which will be accounted for as a purchase) as if the mergers were completed at the beginning of the periods presented. The unaudited pro forma condensed combined balance sheet has been prepared as if the mergers were completed as of September 28, 1996. With respect to the HLDS Merger, the purchase price allocation reflected in the accompanying pro forma condensed combined financial statements has been prepared on an estimated basis. The effects resulting from any adjustments in the final allocation of the purchase price are not expected to be material and are therefore not expected to have a material effect on Cadence's financial statements.

    The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position.

                                CADENCE AND CCT

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1993

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                     CADENCE     CCT    ADJUSTMENTS   BALANCES
                                     --------  -------  -----------   ---------
REVENUE:
  Product..........................  $224,139  $ 6,263                $230,402
  Service..........................    16,872       --                  16,872
  Maintenance......................   127,612    1,031                 128,643
                                     --------  -------                ---------
    TOTAL REVENUE..................   368,623    7,294                 375,917
                                     --------  -------                ---------
COSTS AND EXPENSES:
  Cost of product..................    53,677      259                  53,936
  Cost of service..................    15,431       --                  15,431
  Cost of maintenance..............    14,864       93                  14,957
  Marketing and sales..............   160,212    1,490                 161,702
  Research and development.........    74,467    3,298                  77,765
  General and administrative.......    38,737      488                  39,225
  Unusual items....................    19,650       --                  19,650
                                     --------  -------                ---------
    TOTAL COSTS AND EXPENSES.......   377,038    5,628                 382,666
                                     --------  -------                ---------
Income (loss) from operations......    (8,415)   1,666                  (6,749)
Other income (expense), net........    (4,364)     (21)                 (4,385)
                                     --------  -------                ---------
Income (loss) before provision for
  income taxes.....................   (12,779)   1,645                 (11,134)
Provision for income taxes.........        --      603                     603
                                     --------  -------                ---------
    NET INCOME (LOSS)..............  ($12,779) $ 1,042                ($11,737)
                                     --------  -------                ---------
                                     --------  -------                ---------
    NET INCOME (LOSS) PER SHARE....  ($  0.13) $  0.10                ($  0.11)
                                     --------  -------                ---------
                                     --------  -------                ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................    96,885   10,135     (4,733)(1)  102,287
                                     --------  -------                ---------
                                     --------  -------                ---------

------------------------------

(1) Converts CCT's weighted average common shares outstanding to Cadence Common Stock based on the Exchange Ratio. Common equivalent shares have been excluded because they are antidilutive.

                                CADENCE AND CCT

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1994

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                     CADENCE     CCT    ADJUSTMENTS   BALANCES
                                     --------  -------  -----------   ---------
REVENUE:
  Product..........................  $241,545  $ 9,525                $251,070
  Service..........................    28,365       --                  28,365
  Maintenance......................   159,162    6,020                 165,182
                                     --------  -------                ---------
    TOTAL REVENUE..................   429,072   15,545                 444,617
                                     --------  -------                ---------
COSTS AND EXPENSES:
  Cost of product..................    52,897      851                  53,748
  Cost of service..................    22,590       --                  22,590
  Cost of maintenance..............    14,313      775                  15,088
  Marketing and sales..............   163,408    4,899                 168,307
  Research and development.........    77,381    5,575                  82,956
  General and administrative.......    39,729    1,908                  41,637
  Unusual items....................    14,707      434                  15,141
                                     --------  -------                ---------
    TOTAL COSTS AND EXPENSES.......   385,025   14,442                 399,467
                                     --------  -------                ---------
Income from operations.............    44,047    1,103                  45,150
Other income (expense), net........     4,816     (100)                  4,716
                                     --------  -------                ---------
Income before provision for income
 taxes.............................    48,863    1,003                  49,866
Provision for income taxes.........    12,215      359                  12,574
                                     --------  -------                ---------
    NET INCOME.....................  $ 36,648  $   644                $ 37,292
                                     --------  -------                ---------
                                     --------  -------                ---------
    NET INCOME PER SHARE...........  $   0.37  $  0.06                $   0.34
                                     --------  -------                ---------
                                     --------  -------                ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................    98,805   10,989     (1,648)(1)  108,146
                                     --------  -------                ---------
                                     --------  -------                ---------

------------------------------

(1) Converts CCT's weighted average common and common equivalent shares outstanding to Cadence Common Stock based on the Exchange Ratio.

                             CADENCE, CCT AND HLDS

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 30, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         SUB
                                     CADENCE     CCT    ADJUSTMENTS     TOTAL
                                     --------  -------  -----------   ---------
REVENUE:
  Product..........................  $292,198  $15,661                $ 307,859
  Service..........................    65,860       --                   65,860
  Maintenance......................   190,360    7,781                  198,141
                                     --------  -------                ---------
    TOTAL REVENUE..................   548,418   23,442                  571,860
                                     --------  -------                ---------
COSTS AND EXPENSES:
  Cost of product..................    44,793    1,157                   45,950
  Cost of service..................    54,988       --                   54,988
  Cost of maintenance..............    16,749      846                   17,595
  Marketing and sales..............   185,025   10,200                  195,225
  Research and development.........    88,566    5,893                   94,459
  General and administrative.......    40,437    3,526                   43,963
                                     --------  -------                ---------
    TOTAL COSTS AND EXPENSES.......   430,558   21,622                  452,180
                                     --------  -------                ---------
Income (loss) from operations......   117,860    1,820                  119,680
Other income, net..................    17,237      175                   17,412
                                     --------  -------                ---------
Income (loss) before provision for
 income taxes......................   135,097    1,995                  137,092
Provision (benefit) for income
 taxes.............................    37,827      666                   38,493
                                     --------  -------                ---------
    NET INCOME (LOSS)..............  $ 97,270  $ 1,329                $  98,599
                                     --------  -------                ---------
                                     --------  -------                ---------
    NET INCOME (LOSS) PER SHARE....  $   1.05  $  0.11                $    0.95
                                     --------  -------                ---------
                                     --------  -------                ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................    92,948   12,272  (1,841)(1)      103,379
                                     --------  -------                ---------
                                     --------  -------                ---------

                                                                PRO
                                                               FORMA
                                       HLDS     ADJUSTMENTS   BALANCES
                                     --------   -----------   --------
REVENUE:
  Product..........................  $  7,821                 $315,680
  Service..........................       915                  66,775
  Maintenance......................     1,391                 199,532
                                     --------                 --------
    TOTAL REVENUE..................    10,127                 581,987
                                     --------                 --------
COSTS AND EXPENSES:
  Cost of product..................        --    2,630(2)      48,580
  Cost of service..................       678                  55,666
  Cost of maintenance..............        --                  17,595
  Marketing and sales..............     3,480                 198,705
  Research and development.........     3,648                  98,107
  General and administrative.......     4,662                  48,625
                                     --------                 --------
    TOTAL COSTS AND EXPENSES.......    12,468                 467,278
                                     --------                 --------
Income (loss) from operations......    (2,341)                114,709
Other income, net..................        19                  17,431
                                     --------                 --------
Income (loss) before provision for
 income taxes......................    (2,322)                132,140
Provision (benefit) for income
 taxes.............................       106     (756)(3)     37,843
                                     --------                 --------
    NET INCOME (LOSS)..............  $ (2,428)                $94,297
                                     --------                 --------
                                     --------                 --------
    NET INCOME (LOSS) PER SHARE....                           $  0.89
                                                              --------
                                                              --------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................              2,719(4)     106,098
                                                              --------
                                                              --------

------------------------------

(1) Converts CCT's weighted average common and common equivalent shares outstanding to Cadence Common Stock based on the Exchange Ratio.

(2) Reflects twelve months of amortization of capitalized purchased intangibles based upon an estimated three-year life.

(3) Adjusts the income tax provision due to HLDS' losses based upon a 28% effective tax rate.

(4) Reflects the issuance of approximately 2,559,470 shares of Cadence Common Stock in exchange for all of the outstanding shares of HLDS capital stock and includes HLDS' common equivalent shares.

                             CADENCE, CCT AND HLDS

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SUB
                                     CADENCE     CCT    ADJUSTMENTS    TOTAL
                                     --------  -------  -----------   --------
REVENUE:
  Product..........................  $202,104  $10,736                $212,840
  Service..........................    44,335       --                  44,335
  Maintenance......................   138,223    5,284                 143,507
                                     --------  -------                --------
    TOTAL REVENUE..................   384,662   16,020                 400,682
                                     --------  -------                --------
COSTS AND EXPENSES:
  Cost of product..................    34,163      885                  35,048
  Cost of service..................    38,184       --                  38,184
  Cost of maintenance..............    12,416      465                  12,881
  Marketing and sales..............   130,351    6,988                 137,339
  Research and development.........    65,210    4,263                  69,473
  General and administrative.......    29,066    2,167                  31,233
                                     --------  -------                --------
    TOTAL COSTS AND EXPENSES.......   309,390   14,768                 324,158
                                     --------  -------                --------
Income (loss) from operations......    75,272    1,252                  76,524
Other income, net..................    16,992       45                  17,037
                                     --------  -------                --------
Income (loss) before provision for
 income taxes......................    92,264    1,297                  93,561
Provision (benefit) for income
 taxes.............................    25,834      463                  26,297
                                     --------  -------                --------
    NET INCOME (LOSS)..............  $ 66,430  $   834                $ 67,264
                                     --------  -------                --------
                                     --------  -------                --------
    NET INCOME (LOSS) PER SHARE....  $   0.71  $  0.07                $   0.65
                                     --------  -------                --------
                                     --------  -------                --------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................    93,170   11,918   (1,788)(1)    103,300
                                     --------  -------                --------
                                     --------  -------                --------

                                                            PRO FORMA
                                      HLDS    ADJUSTMENTS   BALANCES
                                     -------  -----------   ---------
REVENUE:
  Product..........................  $ 6,048                $218,888
  Service..........................      564                  44,899
  Maintenance......................      862                 144,369
                                     -------                ---------
    TOTAL REVENUE..................    7,474                 408,156
                                     -------                ---------
COSTS AND EXPENSES:
  Cost of product..................       --   1,973(2)       37,021
  Cost of service..................      419                  38,603
  Cost of maintenance..............       --                  12,881
  Marketing and sales..............    2,605                 139,944
  Research and development.........    2,680                  72,153
  General and administrative.......    4,154                  35,387
                                     -------                ---------
    TOTAL COSTS AND EXPENSES.......    9,858                 335,989
                                     -------                ---------
Income (loss) from operations......   (2,384)                 72,167
Other income, net..................        4                  17,041
                                     -------                ---------
Income (loss) before provision for
 income taxes......................   (2,380)                 89,208
Provision (benefit) for income
 taxes.............................       58    (725)(3)      25,630
                                     -------                ---------
    NET INCOME (LOSS)..............  $(2,438)               $ 63,578
                                     -------                ---------
                                     -------                ---------
    NET INCOME (LOSS) PER SHARE....                         $   0.60
                                                            ---------
                                                            ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................            2,719(4)      106,019
                                                            ---------
                                                            ---------

------------------------------

(1) Converts CCT's weighted average common and common equivalent shares outstanding to Cadence Common Stock based on the Exchange Ratio.

(2) Reflects nine months of amortization of capitalized purchased intangibles based upon an estimated three-year life.

(3) Adjusts the income tax provision due to HLDS' losses based upon a 33% effective tax rate.

(4) Reflects the issuance of approximately 2,559,470 shares of Cadence Common Stock in exchange for all of the outstanding shares of HLDS capital stock and includes HLDS' common equivalent shares.

                             CADENCE, CCT AND HLDS

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 28, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         SUB
                                     CADENCE     CCT    ADJUSTMENTS     TOTAL
                                     --------  -------  -----------   ---------
REVENUE:
  Product..........................  $291,214  $18,138                $309,352
  Service..........................    80,405       --                  80,405
  Maintenance......................   157,578    7,542                 165,120
                                     --------  -------                ---------
    TOTAL REVENUE..................   529,197   25,680                 554,877
                                     --------  -------                ---------
COSTS AND EXPENSES:
  Cost of product..................    35,539    1,227                  36,766
  Cost of service..................    57,420       --                  57,420
  Cost of maintenance..............    17,707      662                  18,369
  Marketing and sales..............   160,952   10,066                 171,018
  Research and development.........    85,147    5,557                  90,704
  General and administrative.......    40,444    4,006                  44,450
                                     --------  -------                ---------
    TOTAL COSTS AND EXPENSES.......   397,209   21,518                 418,727
                                     --------  -------                ---------
Income (loss) from operations......   131,988    4,162                 136,150
Other income (expense), net........    (2,355)     788                  (1,567)
                                     --------  -------                ---------
Income (loss) before provision for
 income taxes......................   129,633    4,950                 134,583
Provision (benefit) for income
 taxes.............................    42,779    1,687                  44,466
                                     --------  -------                ---------
    NET INCOME (LOSS)..............  $ 86,854  $ 3,263                $ 90,117
                                     --------  -------                ---------
                                     --------  -------                ---------
    NET INCOME (LOSS) PER SHARE....  $   0.95  $  0.23                $   0.87
                                     --------  -------                ---------
                                     --------  -------                ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................    91,095   14,419  (2,163)(1)     103,351
                                     --------  -------                ---------
                                     --------  -------                ---------

                                                            PRO FORMA
                                      HLDS    ADJUSTMENTS   BALANCES
                                     -------  -----------   ---------
REVENUE:
  Product..........................  $6,636                 $315,988
  Service..........................  1,135                    81,540
  Maintenance......................  1,658                   166,778
                                     -------                ---------
    TOTAL REVENUE..................  9,429                   564,306
                                     -------                ---------
COSTS AND EXPENSES:
  Cost of product..................    --       1,973(2)      38,739
  Cost of service..................   846                     58,266
  Cost of maintenance..............    --                     18,369
  Marketing and sales..............  4,138                   175,156
  Research and development.........  3,963                    94,667
  General and administrative.......  1,478                    45,928
                                     -------                ---------
    TOTAL COSTS AND EXPENSES.......  10,425                  431,125
                                     -------                ---------
Income (loss) from operations......  (996   )                133,181
Other income (expense), net........  (598   )                 (2,165)
                                     -------                ---------
Income (loss) before provision for
 income taxes......................  (1,594 )                131,016
Provision (benefit) for income
 taxes.............................   115        (641)(3)     43,940
                                     -------                ---------
    NET INCOME (LOSS)..............  $(1,709)               $ 87,076
                                     -------                ---------
                                     -------                ---------
    NET INCOME (LOSS) PER SHARE....                         $   0.82
                                                            ---------
                                                            ---------
    WEIGHTED AVERAGE COMMON AND
      COMMON EQUIVALENT SHARES
      OUTSTANDING..................             2,719(4)     106,070
                                                            ---------
                                                            ---------

------------------------------

(1) Converts CCT's weighted average common and common equivalent shares outstanding to Cadence Common Stock based on the Exchange Ratio.

(2) Reflects nine months of amortization of capitalized purchased intangibles based upon an estimated three-year life.

(3) Adjusts the income tax provision due to HLDS' losses based upon a 33% effective tax rate.

(4) Reflects the issuance of approximately 2,559,470 shares of Cadence Common Stock in exchange for all of the outstanding shares of HLDS capital stock and includes HLDS' common equivalent shares.

                             CADENCE, CCT AND HLDS

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 28, 1996

                                 (IN THOUSANDS)

                                                                                     SUB
                                                CADENCE     CCT    ADJUSTMENTS      TOTAL       HLDS    ADJUSTMENTS
                                               ---------  -------  -----------   -----------   -------  -----------
ASSETS
CURRENT ASSETS:
  Cash and cash investments..................  $  83,211  $ 4,690                 $   87,901   $ 1,509
  Short-term investments.....................      2,023   26,737                     28,760        68
  Accounts receivable, net...................     99,030    6,526                    105,556     2,568
  Inventories................................      7,830       --                      7,830        --
  Deferred income taxes......................         --      374                        374        --
  Prepaid expenses and other.................     25,761    1,932                     27,693       400
                                               ---------  -------                -----------   -------
        TOTAL CURRENT ASSETS.................    217,855   40,259                    258,114     4,545
PROPERTY, PLANT AND EQUIPMENT, NET...........    149,685    3,347                    153,032     1,026
SOFTWARE DEVELOPMENT COSTS, NET..............     24,019       --                     24,019        --
PURCHASED SOFTWARE AND INTANGIBLES, NET......      9,415       --                      9,415        --       7,890(2,3,4)
OTHER ASSETS.................................     18,041      250                     18,291        97
                                               ---------  -------                -----------   -------
        TOTAL ASSETS.........................  $ 419,015  $43,856                 $  462,871   $ 5,668
                                               ---------  -------                -----------   -------
                                               ---------  -------                -----------   -------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings under line of credit............  $      --  $    --                 $       --   $   500
  Current portion of long-term debt..........      3,422       --                      3,422       276
  Accounts payable and accrued liabilities...     94,974    4,839      10,000(1)     109,813     1,651       3,000(4)
  Income taxes payable.......................      6,960      295                      7,255        --
  Deferred revenue...........................    101,072    2,633                    103,705       805
                                               ---------  -------                -----------   -------
        TOTAL CURRENT LIABILITIES............    206,428    7,767                    224,195     3,232
                                               ---------  -------                -----------   -------
LONG-TERM LIABILITIES:
  Long-term debt.............................     19,878       --                     19,878       283
  Deferred income taxes......................      2,590      239                      2,829        17
  Minority interest liability................     15,246       --                     15,246        --
  Other long-term liabilities................     14,466       92                     14,558        --
                                               ---------  -------                -----------   -------
        TOTAL LONG-TERM LIABILITIES..........     52,180      331                     52,511       300
                                               ---------  -------                -----------   -------
STOCKHOLDERS' EQUITY:
  Preferred stock............................         --       --                         --         1          (1)(2)
  Common stock and capital in excess of par
    value....................................    351,035   28,957                    379,992    14,484      85,016(2)
  Notes receivable from sale of stock........         --       --                         --      (774)
  Treasury stock at cost.....................   (399,263)      --                   (399,263)   (4,013)      4,013(2)
  Deferred Compensation......................                (333)                      (333)       --          --
  Retained earnings (deficit)................    209,412    7,134     (10,000) (1)     206,546  (7,562)    (84,138)(2,3)
  Accumulated translation adjustment.........       (777)      --                       (777)       --
                                               ---------  -------                -----------   -------
        TOTAL STOCKHOLDERS' EQUITY...........    160,407   35,758                    186,165     2,136
                                               ---------  -------                -----------   -------
        TOTAL LIABILITIES AND STOCKHOLDERS'
          EQUITY.............................  $ 419,015  $43,856                 $  462,871   $ 5,668
                                               ---------  -------                -----------   -------
                                               ---------  -------                -----------   -------

                                                PRO FORMA
                                                BALANCES
                                               -----------
ASSETS
CURRENT ASSETS:
  Cash and cash investments..................  $  89,410
  Short-term investments.....................     28,828
  Accounts receivable, net...................    108,124
  Inventories................................      7,830
  Deferred income taxes......................        374
  Prepaid expenses and other.................     28,093
                                               -----------
        TOTAL CURRENT ASSETS.................    262,659
PROPERTY, PLANT AND EQUIPMENT, NET...........    154,058
SOFTWARE DEVELOPMENT COSTS, NET..............     24,019
PURCHASED SOFTWARE AND INTANGIBLES, NET......     17,305
OTHER ASSETS.................................     18,388
                                               -----------
        TOTAL ASSETS.........................  $ 476,429
                                               -----------
                                               -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings under line of credit............  $     500
  Current portion of long-term debt..........      3,698
  Accounts payable and accrued liabilities...    114,464
  Income taxes payable.......................      7,255
  Deferred revenue...........................    104,510
                                               -----------
        TOTAL CURRENT LIABILITIES............    230,427
                                               -----------
LONG-TERM LIABILITIES:
  Long-term debt.............................     20,161
  Deferred income taxes......................      2,846
  Minority interest liability................     15,246
  Other long-term liabilities................     14,558
                                               -----------
        TOTAL LONG-TERM LIABILITIES..........     52,811
                                               -----------
STOCKHOLDERS' EQUITY:
  Preferred stock............................          0
  Common stock and capital in excess of par
    value....................................    479,492
  Notes receivable from sale of stock........       (774)
  Treasury stock at cost.....................   (399,263)
  Deferred Compensation......................       (333)
  Retained earnings (deficit)................    114,846
  Accumulated translation adjustment.........       (777)
                                               -----------
        TOTAL STOCKHOLDERS' EQUITY...........    193,191
                                               -----------
        TOTAL LIABILITIES AND STOCKHOLDERS'
          EQUITY.............................  $ 476,429
                                               -----------
                                               -----------

------------------------------
(1) Reflects expenses of the Merger with CCT.

(2) Reflects the issuance of approximately 2,559,470 shares of Cadence Common Stock in exchange for all outstanding shares of HLDS capital stock, the assumption of all outstanding HLDS options and the elimination of HLDS preferred stock, common stock and capital in excess of par value, treasury stock at cost and retained earnings (deficit).

(3) Reflects the write off of in-process product research and development as it had not reached technological feasibility, resulting in a decrease in retained earnings (deficit) and purchased software and intangibles of $91.7 million.

(4) Records transaction expenses of HLDS, resulting in an increase to purchased software and intangibles and accounts payable and accrued liabilities of $3.0 million.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

                 FINANCIAL STATEMENTS OF CADENCE, CCT AND HLDS

NOTE 1. BASIS OF PRESENTATION

    The unaudited pro forma condensed combined statements of income combine the historical statements of income of Cadence and CCT for all periods presented following the pooling method of accounting. No adjustments were necessary to conform the accounting policies of the combining companies. The unaudited pro forma condensed combined statements of income for the year ended December 30, 1995 and the nine month periods ended September 30, 1995 and September 28, 1996 and the pro forma condensed combined balance sheet at September 28, 1996 include the acquisition of HLDS which has been prepared based upon the purchase method of accounting.

NOTE 2. PRO FORMA NET INCOME (LOSS) PER SHARE

    The pro forma combined net income per share is based on the combined weighted average number of common and dilutive equivalent shares of Cadence, CCT and HLDS based upon the exchange ratios of 0.85 of a share of Cadence Common Stock for each share of CCT Common Stock and 0.22 shares of Cadence Common Stock for each share of HLDS Capital Stock. Common equivalent shares are excluded from the computation when the effect is antidilutive.

NOTE 3. MERGER RELATED EXPENSES OF CADENCE AND CCT

    Cadence and CCT estimate that they will incur merger-related expenses, consisting primarily of transaction costs for investment banker fees, attorneys, accountants, financial printing and other related charges, of approximately $10 million. This estimate is preliminary and is therefore subject to change. These nonrecurring expenses will be charged to operations during the period in which the Merger is consummated. The pro forma combined balance sheet gives effect to such expenses as if they had been incurred as of September 28, 1996, but the pro forma condensed statements of income do not give effect to such expenses as such expenses are non-recurring.

NOTE 4. PURCHASE PRICE OF HLDS

    The purchase price for the HLDS Merger is computed as follows (in thousands):

Cadence Common Stock to be issued..................................  $  89,500
Employee stock options.............................................      8,000
Direct transaction costs...........................................      2,000
                                                                     ---------
    Total..........................................................  $  99,500
                                                                     ---------
                                                                     ---------

    In connection with the HLDS Merger, Cadence will issue approximately 2,559,470 shares of Cadence Common Stock valued at the representative value of the Cadence Common Stock at the time the proposed transaction was announced, in exchange for all of the outstanding shares of HLDS Capital Stock.

    The value of the options was determined using the Black Scholes valuation method.

NOTE 5. IN-PROCESS PRODUCT DEVELOPMENT

    In connection with the HLDS Merger, which will be accounted for as a purchase, Cadence will allocate the purchase price based upon the estimated fair value of the assets acquired and the liabilities assumed. Intangible assets acquired aggregated $99.6 million. Cadence received an appraisal of the intangible assets which indicates that approximately $91.7 million of the acquired intangible assets consists

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

NOTE 5. IN-PROCESS PRODUCT DEVELOPMENT (CONTINUED) of in-process product development. Because there can be no assurance that Cadence will be able to successfully complete the development and integration of the HLDS products or that the acquired technology has any alternative future use, the acquired in-process product development will be charged to expense by Cadence in the quarter in which the HLDS Merger is consummated. The remaining intangible assets of $7.9 million were assigned to acquired software and goodwill and will be amortized on a straight-line basis over their estimated useful lives of three years. Management believes that the unamortized balance is recoverable through future operating results.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

CCT

    CCT Common Stock commenced trading on Nasdaq under the symbol "CCTI" on October 31, 1995.

    The table below sets forth, for the quarters indicated, the reported high and low sale prices of CCT Common Stock as reported on Nasdaq.

                                                                                     HIGH        LOW
                                                                                   ---------  ----------
1995
    Fourth Quarter (from October 31, 1995).......................................  $  15.875  $  10.75

1996
    First Quarter................................................................  $  15.75   $  11.1875
    Second Quarter...............................................................     25.875     13.25
    Third Quarter................................................................     26.375     18.25
    Fourth Quarter (through November 22, 1996)...................................     33.00      23.75

    As of the Record Date, there were approximately   record holders of CCT
Common Stock.

    CCT has never paid cash dividends on the CCT Common Stock and does not plan to pay any cash dividends in the future.

CADENCE

    Cadence Common Stock is listed and traded on the NYSE under the symbol
"CDN."

    The table below sets forth, for the quarters indicated, the reported high and low sale prices of Cadence Common Stock as reported on the NYSE.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1994
    First Quarter..........................................................  $    6.95  $    4.55
    Second Quarter.........................................................       7.50       5.61
    Third Quarter..........................................................       8.11       5.89
    Fourth Quarter.........................................................       9.67       7.50

1995
    First Quarter..........................................................  $   12.39  $    8.55
    Second Quarter.........................................................      15.50      11.28
    Third Quarter..........................................................      18.55      13.78
    Fourth Quarter.........................................................      28.25      16.05

1996
    First Quarter..........................................................  $   30.33  $   23.00
    Second Quarter.........................................................      43.75      29.67
    Third Quarter..........................................................      37.88      23.00
    Fourth Quarter (through November 22, 1996).............................      41.38      32.63

    As of the Record Date, there were approximately      record holders of
Cadence Common Stock.

    Cadence has never paid cash dividends on Cadence Common Stock and does not plan to pay any cash dividends in the future.

    The following table sets forth the closing price per share of Cadence Common Stock as reported on the NYSE and the equivalent per share price (as explained below) of CCT Common Stock on October 25, 1996, the business day preceding public announcement of the Merger, and on November 22, 1996:

                                                              CADENCE COMMON    EQUIVALENT CCT
                                                                   STOCK        PER SHARE PRICE
                                                             -----------------  ---------------
October 25, 1996...........................................      $   38.00         $   32.30
November 22, 1996..........................................      $   39.25         $   33.36

    The equivalent per share price of a share of CCT Common Stock represents eighty-five hundredths (0.85) of the price of one share of Cadence Common Stock.

    CCT STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE CADENCE COMMON STOCK.

                                  CCT BUSINESS

    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROXY STATEMENT/ PROSPECTUS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE TIMELY AVAILABILITY AND ACCEPTANCE OF NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE MANAGEMENT OF GROWTH AND THE OTHER RISKS DETAILED HEREIN, INCLUDING, WITHOUT LIMITATION, THE RISKS DESCRIBED IN THE SECTIONS ENTITLED "CCT BUSINESS" AND "CCT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THE ACTUAL RESULTS THAT CCT ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES.

GENERAL

    CCT develops, markets and supports software tools that help designers route the wires that interconnect the electronic devices on high performance PCBs and ICs. CCT's products are differentiated by CCT's proprietary ShapeBased technology, which CCT believes offers significant advantages over traditional grid-based routing tools for complex PCB and IC design applications. CCT initially developed ShapeBased routing products for the PCB market and introduced its first product, SPECCTRA, in December 1989. In early 1995, CCT entered the IC layout market by leveraging its ShapeBased routing technology to develop its IC CRAFTSMAN product line. IC CRAFTSMAN is designed to solve the interconnect problems inherent in deep submicron IC design. In addition, CCT's wholly owned subsidiary, UniCAD, Inc. ("UniCAD") acquired by CCT on August 28, 1996, develops, markets and supports a number of additional electronic design software tools incorporating design layout, manufacturing and analysis capabilities.

    CCT has established a broad base of customers for its SPECCTRA product line including AT&T Corp., Hewlett-Packard Company, IBM, Motorola, Inc., NEC Corp., Northern Telecom Limited, Siemens AG and Toshiba Corporation. In addition, CCT has licensed its IC CRAFTSMAN products to a number of customers including Applied Micro Circuits Corporation, Advanced Micro Devices, Analog Devices, Inc., Lucent Technologies, Matsushita, Motorola, Inc., Sharp Electronics, Silicon Graphics, Inc., Sun Microsystems, Inc., Texas Instruments, Inc. and Toshiba Corporation.

INDUSTRY BACKGROUND

    There has been substantial growth in the market for more sophisticated, miniaturized electronic products such as cellular telephones and laptop computers. These products have been enabled, in significant part, by improvements in design and manufacturing technology, which have made possible increasingly complex, high performance PCBs and ICs. In the 1970s, a typical PCB consisted of a few hundred components integrated on a double-sided board, and a typical IC consisted of a few thousand transistors implemented in five micron technology. Today, designers are creating PCBs consisting of ten or more layers and over 1,000 components, and ICs consisting of millions of transistors implemented in 0.5 micron or smaller ("deep submicron") geometries. In addition, PCBs and ICs are now capable of operating at frequencies above 50 MHz ("fast circuits"). While these devices provide much higher performance, they also exhibit physical phenomena such as electromagnetic emissions ("EMI"), cross-talk and thermal characteristics that are not easily predictable and that present additional challenges for the design of fast circuit PCBs and ICs. At the same time, competitive pressures are forcing designers to shorten development cycles in order to bring products to market more rapidly. These trends have introduced new challenges into the design process.

    EDA software has been an important enabling technology to help designers achieve advances in high performance PCBs and ICs by bringing greater efficiency and productivity to electronic design. Routing, a critical phase of the physical design process, defines the electrical interconnections by "wires" and vias among the various electronic components (such as ICs on a PCB or transistors on an IC). Routing must satisfy the engineer's design requirements and obey design constraints such as electrical signal timing and physical spacing. Routing affects manufacturability, die size for ICs and the number of layers for PCBs and, therefore, can directly impact performance, time-to-market and design and production costs. If a routing tool fails to obey design constraints, additional iterations between the functional and physical design stages may be required, increasing the cost and time required to complete a design.

    Accordingly, there is growing demand for routing tools that automate the interconnection of fast circuits while obeying design constraints and without wasting valuable PCB or IC space. Furthermore, optimal tools will consider, analyze and verify fast-circuit physical phenomena as the routing proceeds and make adjustments as necessary.

THE CCT SOLUTION

    CCT has pioneered the development of ShapeBased autorouting tools to meet the interconnect requirements of fast circuit PCBs and ICs. CCT's ShapeBased technology models the physical components on the circuit layers as a set of exact shapes (e.g., circles, rectangles, paths and polygons). Unlike grid-based systems, each shape retains the key electrical characteristics of the component it represents. Because electrical properties of the components are known, this allows CCT's autorouter to more effectively obey design and space constraints while completing the interconnect.

    CCT believes its products offer the following benefits:

    - IMPROVE DESIGN COMPLETION RATES. CCT's ability to optimize component placement and interconnection can result in fewer design iterations and higher design completion rates than traditional grid-based solutions.

    - REDUCE DESIGN COSTS; FASTER TIME-TO-MARKET. On large complex designs, manual routing can take several days and may take several weeks, especially when fast circuit rules must be obeyed. Using CCT's autorouter, routing can often be completed overnight, resulting in significant labor savings. Further, developers are often able to complete the physical design process more quickly than with grid-based or manual routing by minimizing iterations between the logical, physical and manufacturing stages.

    - CONTROL NOISE AND CROSSTALK. CCT's proprietary software is designed to control noise and crosstalk during the autorouting process, thus producing a correct circuit for input to the analysis and verification step. Without automatic crosstalk prevention, designers are required to manually repair crosstalk problems, increasing design time.

    - MANAGE INTERCONNECT TIMING. CCT's software shortens or lengthens the interconnections to manage delay between components. The autorouter obeys rules specified by the designer resulting in precise interconnect timing.

    - REDUCE PRODUCTION COSTS. When compared to grid-based solutions, CCT's technology optimizes space and, in many instances, reduces the number of interconnect layers on a PCB, thereby reducing production costs. For an IC, the ability of CCT's software to obey fast circuit constraints can enable routing completion without increasing IC die size.

    - INTEGRATE WITH DESIGN ENVIRONMENTS AND LEADING ANALYSIS TOOLS. The open architecture of CCT products "plugs-in" to all major CAD systems, supports third party interfaces such as signal analysis tools and facilitates integration with other EDA vendor tools. Customers can preserve their existing investment in tools, models and design databases while taking advantage of CCT's leading-edge technology.

    In addition, on August 28, 1996, CCT acquired UniCAD, its wholly owned subsidiary that develops, markets and supports a broad range of electronic design software tools incorporating design layout, manufacturing and analysis capabilities. Of particular interest to CCT are UniCAD's analysis products, which allow designers to measure and evaluate the critical performance characteristics of printed circuit boards including the effects of various physical phenomena. CCT believes that the integration of UniCAD's analysis tools with its SPECCTRA routing products will offer designers the ability to concurrently route and analyze the interconnect of printed circuit boards. CCT believes such concurrent analysis of physical phenomena during the routing process should further improve the efficiency and effectiveness of the design process for fast circuit PCBs by reducing the need for inefficient design constraints and/or the iterative design process traditionally used to address the effects of such physical phenomena.

PRODUCTS

    CCT has developed the SPECCTRA product line for PCBs and the IC CRAFTSMAN product line for ICs. CCT's products are designed to be compatible with all of the commonly used EDA environments and integration pathways, and can be installed readily into a wide variety of CAD environments. The product lines consist of various base products with optional features that can be customized for major platforms and operating systems. CCT's products are written in C and C++, and support industry standards such as Motif, X-Windows, GDSII Stream format and EDIF.

    SPECCTRA

    The SPECCTRA product line, introduced in 1990, is an advanced place and route system for the design of high density, fast circuit PCBs. Since its introduction, CCT has released new versions of its SPECCTRA product line approximately once each year. SPECCTRA products are offered in the form of three base products: AUTOROUTE, EDITROUTE, AND AUTOPLACE. Customers can choose the combination of base products and options to fit their design needs.

    - AUTOROUTE. AutoRoute provides automatic routing of high density multi-layer PCBs and achieves 100% completion on most designs. An option is provided for routing PCBs with fast circuits that includes features to control crosstalk, manage interconnect timing and route fast circuit signals such as differential pairs and shielded nets. A design for manufacturability option provides automatic wire spreading to improve yield and automatic test point generation that assigns in-circuit test vias for each test signal.

    - EDITROUTE. EditRoute is a manual routing tool that provides designers with interactive control of the interconnect wires and vias. EditRoute is compatible with AutoRoute and uses many of the same algorithms. For example, when new wire is added manually, EditRoute can automatically shove aside an entire bus of wires if needed to make room for the new wire.

    - AUTOPLACE. AutoPlace provides ShapeBased automatic placement of components on PCBs without the need to specify a grid. Comprehensive floorplanning and autoclustering features support power and height constraints and also provide for the separation of analog and digital circuits. AutoPlace is compatible with AutoRoute and also provides an extensive set of interactive placement features.

    IC CRAFTSMAN

    The IC CRAFTSMAN product line delivers place and route solutions for high speed digital, analog and deep submicron integrated circuit designs. IC CRAFTSMAN is built upon the proven ShapeBased technology of SPECCTRA but enhanced to meet the needs of IC designers. Fast circuit capabilities are included in all IC CRAFTSMAN products to satisfy timing and control crosstalk. CCT offers a base product, Inspector, and four additional premium models, Apprentice, Journeyman, Master and Global Power/Router, that add additional features.

    - INSPECTOR. Inspector employs a Motif-based graphical user interface ("GUI") to check design rule compliance for many high speed digital and analog IC layout requirements. Inspector checks for placement violations, clearance violations, timing violations and crosstalk violations. Detected violations are displayed graphically and characterized textually in reports.

    - APPRENTICE. Apprentice contains all the capabilities found in Inspector, while adding a complete place and route editing environment. Apprentice's ShapeBased wire editing supports wire push, shove, copy and move functions that improve the layout designer's productivity when compared to polygon layout editors. During wire editing, the wire plowing feature automatically pushes existing routes aside and routes around layer obstructions. Using the shove capability, the designer can quickly move a route that in turn will shove existing routes, even over pins, vias and other obstructions.

    - JOURNEYMAN. Journeyman adds ShapeBased autorouting to all of the capabilities of Apprentice. It uses timing constraints derived from popular timing analysis tools to meet signal or path timing requirements. Journeyman also includes the autorouting of variable width and spacing wires, and automatic design clean-up to remove unnecessary wire bends and vias to improve manufacturability.

    - MASTER. Master includes all of Journeyman's features and provides timing-controlled routing capabilities by enforcing interconnect delay rules and handles crosstalk by managing the spacing of parallel interconnects. Master supports topology sensitive routing by providing functions for automatic differential pair routing, automatic net shielding and design rules by area.

    - GLOBAL/POWER ROUTER. The Global/Power router option is used primarily for top level chip assembly applications. It provides control features to minimize wire length and congestion, dynamically changes layer direction to improve routability while observing wire width, spacing and other fast circuit rules, and routes pins to power trunks and power pins to input/output paths in ring configurations.

    UNICAD PRODUCTS

    In addition to the SPECCTRA and IC CRAFTSMAN product lines offered by CCT, CCT's wholly owned subsidiary, UniCAD, offers a broad range of electronic design software tools incorporating design layout, manufacturing and analysis capabilities. UniCAD was founded in 1993 to commercialize and support certain computer aided analysis and design tools that originated within the Bell-Northern Research Laboratories, a wholly-owned subsidiary of Northern Telecom Limited ("Nortel"). These tools have been developed over a period of several years for the express purpose of supporting the large number of engineers, designers and manufacturing needs within Nortel. Nortel has licensed these tools and the underlying technology supporting these tools to UniCAD and Nortel is restricted from further licensing such technology to others for use in computer aided analysis and design. From this technology, UniCAD has developed an integrated set of software tools that create a "virtual or computer prototype" of a PCB design at various points in the design process. CCT believes that, as the percentage of high-speed PCB designs increases, the demand for such integrated tool sets will also increase. UniCAD is actively engaged in continued development and support of products based on such underlying technology for Nortel and other commercial customers. UniCAD's products, among others, include:

    - UNISOLVE. UniSolve provides computer-aided analysis and prediction tools in an environment that enables the transparent exploration of interdependencies among various types of electrical integrity and performance issues such as EMI, digital and analog signal integrity, RF/IF, thermal budgeting and component reliability.

    - SYNTHESOLVE. SyntheSolve provides concurrent analysis and layout of high-speed PCBs and multi-chip modules ("MCMs"). SyntheSolve combines SPECCTRA'S ShapeBased placement and routing with the UNISOLVE analysis tool suite. This gives engineers a comprehensive tool for fast-circuit PCB design that reduces design iterations. The impact of design decisions made in one area are automatically considered in other areas. For example, while analyzing the effect that a placement change has on compliance with EMI constraints, SyntheSolve will automatically indicate changed thermal conditions and their effect on signal integrity.

    CCT's products are generally licensed to customers under perpetual, non-exclusive license agreements. License agreements generally limit use of products to a certain number of users at any one time. The selling prices for SPECCTRA configurations range from $1,000 to $65,000, depending on options, capacity and platform. IC CRAFTSMAN prices range from $10,000 to $120,000. UniCAD product configurations generally range from $5,000 to $40,000, also depending on options, capacity and platform.

    Until 1995, CCT derived substantially all of its revenue from its SPECCTRA line of products and from the service activities performed by UniCAD. Since the introduction of the SPECCTRA product line, CCT has released new versions of its SPECCTRA product line approximately once each year. The IC Craftsman product line, introduced in early 1995, has accounted for approximately 15% of CCT's total revenue in 1995 and 29% of CCT's total revenue in the first nine months of 1996. The SPECCTRA and IC CRAFTSMAN product lines are based on a single set of core software technologies.

SALES AND MARKETING

    CCT markets its products worldwide through an extensive distribution network. Direct and third party sales channels are used for all products and geographic areas. The PCB CAD layout industry is fragmented into many small segments serving specialized product niches, platforms and nationalities. As a result, CCT supplements its direct sales effort in the PCB segments by offering its products through OEMs that bundle CCT's products with their CAD systems and through distributors. Since the IC market is composed of a well known group of large companies, CCT's IC product line is sold primarily by CCT's direct sales force.

    SALES THROUGH OEMS AND DISTRIBUTORS

    CCT has built a substantial network of OEMs and distributors. CCT maintains contractual relationships with its OEMs that provide for non-exclusive licenses of CCT's products to the OEM and the payment of royalties and maintenance fees to CCT. These contractual relationships generally do not require any set amount of purchases from an OEM. CCT's major OEMs are Mentor Graphics Corporation ("Mentor Graphics"), Accel Technologies, Inc. ("Accel") and PADS Software, Inc. ("PADS"). CCT uses a network of distributors to supplement its OEM activities outside the United States.

    A significant portion of CCT's domestic and international license and service revenue comes from OEMs, which incorporate CCT's products into their CAD systems, and distributors. During 1993, 1994, 1995 and the first nine months of 1996, revenue from distributors and OEMs accounted for approximately 78%, 50%, 36% and 18%, respectively, of CCT's total revenue. CCT is particularly dependent upon one of its OEMs, Mentor Graphics. During 1993, 1994, 1995 and the first nine months of 1996, sales of licenses to Mentor Graphics accounted for approximately 26%, 20%, 11%, and 10%, respectively, of CCT's total revenue.

    CCT is dependent upon the continued viability and financial stability of its distributors and OEMs. Since CCT's products are used by highly skilled professional engineers, an effective distributor or OEM representative must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. In addition, CCT's distributors and OEMs generally offer products of several different companies, including in some cases products that are competitive with CCT's products. Although CCT is not aware of any financial difficulties being experienced by any of its OEMs or distributors, there can be no assurance that Mentor Graphics or any of CCT's distributors or other OEMs will be able to continue to market, service and support CCT's products effectively, that economic conditions or industry demand will not adversely affect these distributors and OEMs, that Mentor Graphics or any distributor or other OEM that licenses CCT's products will choose to continue to license such products or that any of these distributors and OEMs will not devote greater resources to marketing and supporting products of other companies. The current OEM agreement with Mentor Graphics will expire on March 31, 1998. There can be no assurance that CCT will reach a subsequent agreement with Mentor Graphics. Should CCT fail to reach a subsequent agreement with Mentor Graphics, there can be no assurance that CCT would be successful in either securing alternative channels of distribution for its products or expanding its own direct sales to replace Mentor Graphics. The loss of, or a significant reduction in revenue from, Mentor Graphics or any of CCT's distributors or other OEMs would have a material adverse effect on CCT's business, financial condition and results of operations, at least to the extent such loss is not offset by a corresponding increase in CCT's direct sales.

    DIRECT SALES

    CCT maintains domestic sales and support offices in Cupertino, California; Nashua, New Hampshire; and Dallas, Texas; as well as a telesales group operating from its headquarters. CCT also has sales support personnel located in Massachusetts, Pennsylvania and Florida. CCT's international sales and support offices are located in Munich, Germany; Paris, France; Tokyo, Japan; and Bracknell, United Kingdom. As of September 30, 1996, CCT employed 22 sales representatives, including field managers, and 17 application engineers.

    Over the past two years CCT has significantly increased its sales and marketing personnel. The increase in sales and marketing personnel was begun in anticipation of the introduction of the IC CRAFTSMAN product line and was continued in order to expand worldwide distribution, principally in Europe and Japan. While CCT anticipates an increase in revenues as the IC CRAFTSMAN product line gains commercial acceptance and international sales increase, there can be no assurance that CCT will continue to achieve revenue levels that justify the increased expenses. CCT has relatively little experience in direct sales in the IC market. There can be no assurance that expansion of CCT's direct sales efforts will succeed or that such expansion will result in increased sales. Although the success of this direct channel has reduced CCT's dependence on the OEM channel, there can be no assurance that the expansion of this channel will not have an adverse effect on existing distributor and OEM relationships.

    INTERNATIONAL SALES

    During 1993, 1994, 1995 and the first nine months of 1996, CCT derived 31%, 51%, 48% and 41%, respectively, of its total revenue from the licensing and support of its software products outside the United States. CCT expects that international license and service revenue will continue to account for a significant portion of its revenues in the future and that CCT's continued growth and profitability will require expansion of its sales in foreign markets. Mentor Graphics and Marubeni Hytech Corporation ("Marubeni") distribute CCT's products in Japan. Mentor Graphics and a number of other companies distribute CCT's products throughout Asia. In Europe, CCT's PCB products are distributed through Mentor Graphics, PADS, Accel and a number of other companies.

    CCT's international revenue involves a number of risks, including the impact of possible recessionary environments in economies outside the United States, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, reduced protection for intellectual property rights in some countries, tariffs and other trade barriers, foreign currency exchange rate fluctuations, difficulties in staffing and managing foreign operations, the burdens of complying with a variety of foreign laws, potentially adverse tax consequences and political and economic instability. There can be no assurance that the foregoing factors will not have a material adverse effect on CCT's future international license and service revenue, and, consequently, on CCT's business, financial condition and results of operations.

    CCT has expanded its sales and support organizations in Europe and Asia, which has resulted in an increase in sales and marketing expenses. CCT intends to further expand these organizations, resulting in additional increases in sales and marketing expenses. However, CCT expects the growth rate of such expenses to be lower than in the past. There can be no assurance that CCT will be able to sustain or increase revenue derived from international licensing and service. Any failure to expand sales in foreign markets would have a material adverse effect on CCT's business, financial condition and results of operations.

COMPETITION

    The EDA software industry is highly competitive and is characterized by continued advances in technology. CCT must continue to enhance its current products and develop and introduce new products which address the rapidly changing requirements of the marketplace. CCT believes that a number of factors will be necessary for its products to continue to achieve broad market acceptance. These factors include performance, price, interoperability with existing systems and the customer's assessment of CCT's technical, managerial, service and support expertise and capability.

    CCT faces intense competition in both the PCB and IC markets. Certain of CCT's competitors, including Mentor Graphics, also have OEM arrangements with CCT and bundle the SPECCTRA product line with their own products. There can be no assurance that CCT's entry into the IC market will not be viewed unfavorably by CCT's OEMs and have an adverse effect on SPECCTRA OEM sales. CCT also competes with the internal design groups of its existing and potential customers, who may be reluctant to purchase products offered by independent vendors.

    CCT expects that it will face increasing pricing pressures from its current competitors and new market entrants. There can be no assurance that CCT's competitors will not engage in pricing practices that are detrimental to CCT. In addition, CCT believes that the amount of design work done by the users of CCT's products on Windows-based personal computers is increasing relative to UNIX-based workstations. This trend has led to a decrease in the average selling prices of CCT's products. If this trend continues, it may continue to negatively impact CCT's average selling prices. There can be no assurance that such decreases in average selling price will be offset by an increase in the volume of sales.

    Many of CCT's current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than CCT. There can be no assurance that CCT's competition will not be able to develop products comparable or superior to those developed by CCT, adapt more quickly to new technologies, evolving industry trends or customer requirements than CCT, or devote greater resources to the development, promotion and sale of their products than CCT. In addition, current competitors of CCT have established and may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of CCT's existing and prospective customers. Such alliances among competitors could present increased competition to CCT. Moreover, the EDA industry has become increasingly concentrated in recent years as the result of numerous mergers and acquisitions. CCT expects that competition may increase as a result of this increased concentration. There can be no assurance that CCT will be able to compete successfully against current and future competitors or that competitive pressures faced by CCT will not have a material adverse effect on its business, financial condition and results of operations.

    In addition, the introduction or announcement by CCT or one or more of its competitors of products embodying new technologies or features could render CCT's existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by CCT or one or more of its competitors will not cause customers to defer purchases of existing Company products. Such deferral of purchases could have a material adverse effect on CCT's business, financial condition and results of operations.

PROPRIETARY RIGHTS

    CCT's success is heavily dependent upon its proprietary software technology. CCT does not currently have any patents and relies principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its technology, including its ShapeBased technology. There can be no assurance that the steps taken by CCT will prevent misappropriation of its technology and effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Any failure by or inability of CCT to protect its proprietary technology could have a material adverse effect on CCT's business, financial condition and results of operations. Furthermore, such protections do not preclude competitors from developing products with functionality or features similar to CCT's products, and there can be no assurance that third parties will not independently develop competing technologies that are substantially equivalent or superior to CCT's technologies.

    CCT does not believe its products infringe the proprietary rights of any third parties. However, there can be no assurance that infringement claims will not be asserted against CCT or its customers. As the number of software products in the industry increases and the functionality of these products further overlaps, CCT believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend and could adversely affect CCT's business, financial condition and results of operations.

EMPLOYEES

    As of September 30, 1996, CCT had a total of 166 regular employees, including 67 in research and development, 63 in sales and marketing, 19 in general and administrative functions and 17 in operations. Of these employees, 116 were located in the United States, 34 in Canada, 11 in Europe and 5 in Japan.

    CCT's future depends in large part on the continued service of its key technical personnel, in particular its founders, and its ability to continue to attract and retain such personnel, many of whom are highly skilled. The competition for such personnel in the software industry in general, and the EDA industry in particular, is intense, and there can be no assurance that CCT will retain its key technical personnel or continue to attract such personnel in the future. There are only a limited number of qualified EDA engineers, and competition for such individuals is especially intense. CCT has at times experienced and continues to experience difficulty in recruiting qualified technical personnel. Although such difficulties have not had a material impact on CCT's business to date, there can be no assurance that such difficulties will not do so in the future. Generally, CCT's employees are not bound by employment or noncompetition agreements or covered by key man life insurance policies. In addition, competitors may attempt to recruit CCT's key employees. The loss of any key technical, management or marketing personnel or the failure to recruit such personnel successfully in the future could have a material adverse effect on CCT's business, financial condition and results of operations.

             CCT SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The following selected supplemental consolidated financial data should be read in conjunction with the CCT Supplemental Consolidated Financial Statements and related notes thereto and "CCT Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Proxy Statement/Prospectus. The supplemental consolidated statement of income data for each of the three years in the period ended December 31, 1995 and the supplemental consolidated balance sheet data at December 31, 1994 and 1995 are derived from supplemental consolidated financial statements of CCT which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Proxy Statement/Prospectus. The supplemental consolidated statement of income data for each of the two years in the period ended December 31, 1992 and for the nine months ended September 30, 1995 and 1996 and the supplemental consolidated balance sheet data at December 31, 1991, 1992 and 1993 and September 30, 1996 are derived from unaudited financial statements. The condensed consolidated statement of income data for the nine months ended September 30, 1995 and 1996 has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results for such periods. The consolidated operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "CCT Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                    NINE
                                                                                                                   MONTHS
                                                                                                                    ENDED
                                                                                                                  SEPTEMBER
                                                                          YEAR ENDED DECEMBER 31,                    30,
                                                           -----------------------------------------------------  ---------
                                                             1991       1992       1993       1994       1995       1995
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL STATEMENT OF INCOME DATA:
Revenue:
  License................................................  $   2,594  $   3,629  $   6,263  $   9,525  $  15,661  $  10,736
  Service................................................        159        348      1,031      6,020      7,781      5,284
                                                           ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue........................................      2,753      3,977      7,294     15,545     23,442     16,020
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Costs and Expenses:
  Costs of license revenue...............................         62         88        259        851      1,157        885
  Costs of service revenue...............................         30         36         93        775        846        465
  Research and development...............................      1,288      2,115      3,298      5,575      5,893      4,263
  Sales and marketing....................................        500        922      1,490      4,899     10,200      6,988
  General and administrative.............................        265        362        488      1,908      3,526      2,167
  Write offs related to investee company.................     --         --         --            434     --         --
                                                           ---------  ---------  ---------  ---------  ---------  ---------
    Total costs and expenses.............................      2,145      3,523      5,628     14,442     21,622     14,768
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...................................        608        454      1,666      1,103      1,820      1,252
Interest income..........................................     --             20         16         14        231         83
Interest expense.........................................     --         --             (5)        (5)       (18)       (36)
Equity in losses of investee company.....................     --         --            (32)       (87)    --         --
Other income (loss)......................................         16         38     --            (22)       (38)        (2)
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Income before provision for taxes........................        624        512      1,645      1,003      1,995      1,297
Provision for income taxes...............................        256        162        603        359        666        463
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................................  $     368  $     350  $   1,042  $     644  $   1,329  $     834
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Net income per share (1).................................  $    0.04  $    0.04  $    0.10  $    0.06  $    0.11  $    0.07
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------  ---------
Shares used in computing per share amounts...............      9,363      9,792     10,135     10,989     12,272     11,918
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------  ---------


                                                             1996
                                                           ---------

SUPPLEMENTAL STATEMENT OF INCOME DATA:
Revenue:
  License................................................  $  18,138
  Service................................................      7,542
                                                           ---------
    Total revenue........................................     25,680
                                                           ---------
Costs and Expenses:
  Costs of license revenue...............................      1,227
  Costs of service revenue...............................        662
  Research and development...............................      5,557
  Sales and marketing....................................     10,066
  General and administrative.............................      4,006
  Write offs related to investee company.................     --
                                                           ---------
    Total costs and expenses.............................     21,518
                                                           ---------
Income from operations...................................      4,162
Interest income..........................................        772
Interest expense.........................................        (23)
Equity in losses of investee company.....................     --
Other income (loss)......................................         39
                                                           ---------
Income before provision for taxes........................      4,950
Provision for income taxes...............................      1,687
                                                           ---------
Net income...............................................  $   3,263
                                                           ---------
                                                           ---------
Net income per share (1).................................  $    0.23
                                                           ---------
                                                           ---------
Shares used in computing per share amounts...............     14,419
                                                           ---------
                                                           ---------

                                                                                                                    AS OF
                                                                                                                  SEPTEMBER
                                                                            AS OF DECEMBER 31,                       30,
                                                           -----------------------------------------------------  ---------
                                                             1991       1992       1993       1994       1995       1995
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
SUPPLEMENTAL BALANCE SHEET DATA:
Cash, cash equivalents, and short term investments.......  $     322  $     331  $   1,312  $   2,468  $  26,989  $   2,911
Working capital..........................................        674        644      1,113      1,123     26,579      3,940
Total assets.............................................      1,733      2,459      4,987      8,357     37,489     12,424
Total stockholders' equity...............................        995      1,297      2,295      2,947     29,414      6,547


                                                             1996
                                                           ---------

SUPPLEMENTAL BALANCE SHEET DATA:
Cash, cash equivalents, and short term investments.......  $  31,427
Working capital..........................................     32,492
Total assets.............................................     43,856
Total stockholders' equity...............................     35,758

------------------------------

(1) For an explanation of the determination of the number of shares used in computing per share amounts, see Note 1 of Notes to CCT Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited supplemental quarterly financial data for each quarter of 1995 and the first three quarters of 1996. In the opinion of CCT's management, this unaudited information has been prepared on the same basis as the audited supplemental consolidated financial statements contained herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                           QUARTER ENDED
                                            ----------------------------------------------------------------------------
                                             MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,
                                               1995         1995         1995         1995         1996         1996
                                            -----------  -----------  -----------  -----------  -----------  -----------
Total revenue.............................   $   4,764    $   5,094    $   6,162    $   7,422    $   7,997    $   8,246
Gross profit..............................       4,282        4,652        5,735        6,769        7,374        7,647
Income from operations....................         503          273          475          952        1,207        1,454
                                            -----------  -----------  -----------  -----------  -----------  -----------
Net income................................   $     322    $     191    $     311    $     505    $     978    $   1,106
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------
Net income per share......................   $    0.03    $    0.01    $    0.03    $    0.04    $    0.07    $    0.08
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------
Shares used in per share computation......      11,755       11,931       11,991       13,438       14,214       14,345
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------


                                             SEPT. 30,
                                               1996
                                            -----------
Total revenue.............................   $   9,437
Gross profit..............................       8,770
Income from operations....................       1,501
                                            -----------
Net income................................   $   1,179
                                            -----------
                                            -----------
Net income per share......................   $    0.08
                                            -----------
                                            -----------
Shares used in per share computation......      14,698
                                            -----------
                                            -----------

                  CCT MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROXY STATEMENT/ PROSPECTUS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE TIMELY AVAILABILITY AND ACCEPTANCE OF NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE MANAGEMENT OF GROWTH AND THE OTHER RISKS DETAILED HEREIN, INCLUDING, WITHOUT LIMITATION, THE RISK DESCRIBED IN THE SECTIONS ENTITLED "CCT BUSINESS" AND "CCT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THE ACTUAL RESULTS THAT CCT ACHIEVES MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES.

OVERVIEW

    CCT develops, markets and supports software tools that help designers route the physical wiring interconnections within high performance PCBs and ICs. CCT was founded in 1989 and licensed its first product, SPECCTRA, for the PCB market in December 1989. CCT has subsequently developed and released several new versions of the product. As of September 30, 1996, SPECCTRA products were available on a broad number of operating system platforms with several available option packages. CCT's recently acquired subsidiary, UniCAD is engaged in the business of developing, marketing and supporting a broad range of electronic design software tools incorporating design layout, manufacturing and analysis capabilities. UniCAD began its business in 1994. Until 1995, CCT derived substantially all of its revenue from its SPECCTRA line of products and from the service activities performed by UniCAD. The IC CRAFTSMAN product line, introduced in early 1995, has accounted for approximately 15% of CCT's total revenue in 1995 and 29% of CCT's total revenue in the first nine months of 1996.

    Revenue consists primarily of fees for licenses of CCT's software products, maintenance and customer support. CCT recognizes revenue from software licenses after shipment of the products, fulfillment of acceptance terms, if any, the absence of significant outstanding contractual obligations and collection of monies owed is probable. After delivering the software, CCT determines the significance of remaining contractual obligations, if any, based on an estimate of the costs and difficulty to fulfill the obligations in comparison to the overall contract. When CCT receives payment prior to shipment and fulfillment of significant vendor obligations, such payments are recorded as deferred revenue and are recognized as revenue upon shipment and fulfillment of significant vendor obligations.

    CCT also derives service revenue primarily from maintenance agreements that provide customers access to product enhancements and customer support. In particular, a significant proportion of CCT's service revenue is earned by UniCAD. Most of CCT's customers have purchased annual maintenance contracts on initial licenses and have renewed such contracts upon their expiration. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically one year. Revenue from customer training, support and other services is recognized as the service is performed.

    Recently, CCT has significantly increased its research and development and sales and marketing personnel. The increase in research and development personnel was primarily to support the development of the IC CRAFTSMAN product line. The increase in sales and marketing personnel was begun in anticipation of the introduction of the IC CRAFTSMAN product line and was continued in order to expand worldwide distribution, principally in Europe and Japan. While CCT anticipates an increase in revenues as the IC CRAFTSMAN product line gains further commercial acceptance and international sales increase, there can be no assurance that CCT will achieve revenue levels that justify the increased expenses.

    CCT's revenues and results of operations are affected by seasonal trends that may include higher revenues in CCT's second and fourth fiscal quarters and lower revenues in its first and third fiscal quarters as a result of many customers' purchasing and budgetary practices, and lower revenues in the summer months (particularly in Europe) when many businesses make fewer purchases. CCT's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations due to delays associated with customers' acceptance and evaluation procedures or for any other reason, operating results are likely to be materially adversely affected. Net income, if any, may be disproportionately affected by a reduction in revenue because only a small portion of CCT's expenses varies with its revenue.

    Although CCT has recently experienced significant revenue growth, such growth should not be considered to be indicative of future revenue growth, if any, or of future operating results. CCT's recent revenue growth is a result of increased unit volume and new product introductions. There can be no assurance that CCT's revenue will grow or be sustained in future periods or that CCT will remain profitable in any future period. In addition, the rapid growth and expansion CCT has experienced, including the acquisition of UniCAD, has placed and continues to place a significant strain upon its management, and operational and financial resources. CCT has grown from 115 permanent full time employees at December 31, 1994 to 166 permanent full time employees at September 30, 1996, and currently plans to continue to expand its staff.

    To accommodate this recent growth, CCT is currently enhancing a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of its general ledger accounting and other internal management systems, its customer database and its transaction processing systems. There can be no assurance that CCT will be able to continue to enhance these systems, procedures and controls successfully. The failure of CCT to respond to and manage its growth and changing business conditions, or to adapt its operational, management and financial control systems to accommodate its growth, could have a material adverse effect on CCT's business, financial condition and results of operations.

    The increase in the number of CCT's employees and CCT's market diversification and product development activities have resulted in increased responsibilities for CCT's management. CCT's ability to operate successfully will require such personnel to work together effectively. Failure to do so could have a material adverse effect upon CCT's business, financial condition and results of operations.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain statement of operations data of CCT expressed as a percentage of total revenue.

                                                                                                                      NINE MONTHS
                                                                                                                         ENDED
                                                                                                                       SEPTEMBER
                                                                         YEAR ENDED DECEMBER 31,                          30
                                                     ---------------------------------------------------------------  -----------
                                                        1991         1992         1993         1994         1995         1995
                                                     -----------  -----------  -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUPPLEMENTAL STATEMENT OF INCOME DATA:
Revenue:
  License..........................................         94%          91%          86%          61%          67%          67%
  Service..........................................          6            9           14           39           33           33
                                                           ---          ---          ---          ---          ---          ---
    Total revenue..................................        100          100          100          100          100          100
                                                           ---          ---          ---          ---          ---          ---
Costs and expenses:
  Costs of license revenue.........................          2            2            4            5            4            5
  Costs of service revenue.........................          1            1            1            5            4            3
  Research and development.........................         47           53           45           34           25           27
  Sales and marketing..............................         18           23           20           34           44           44
  General and administrative.......................         10            9            7           12           15           13
  Write offs related to investee company...........      --           --           --               3        --           --
                                                           ---          ---          ---          ---          ---          ---
    Total costs and expenses.......................         78           89           77           93           92           92
                                                           ---          ---          ---          ---          ---          ---
Income from operations.............................         22           11           23            7            8            8
Interest income....................................      --               1        --           --               1        --
Interest expense...................................      --           --           --           --           --           --
Equity in losses of investee company...............      --           --           --              (1)       --           --
Other income (loss)................................      --               1        --           --           --           --
                                                           ---          ---          ---          ---          ---          ---
Income before provision for taxes..................         22           13           23            6            9            8
                                                           ---          ---          ---          ---          ---          ---
Provision for income taxes.........................          9            4            9            2            3            3
                                                           ---          ---          ---          ---          ---          ---
                                                           ---          ---          ---          ---          ---          ---
Net income.........................................         13%           9%          14%           4%           6%           5%
                                                           ---          ---          ---          ---          ---          ---
                                                           ---          ---          ---          ---          ---          ---


                                                        1996
                                                     -----------

SUPPLEMENTAL STATEMENT OF INCOME DATA:
Revenue:
  License..........................................         71%
  Service..........................................         29
                                                           ---
    Total revenue..................................        100
                                                           ---
Costs and expenses:
  Costs of license revenue.........................          5
  Costs of service revenue.........................          3
  Research and development.........................         22
  Sales and marketing..............................         39
  General and administrative.......................         15
  Write offs related to investee company...........      --
                                                           ---
    Total costs and expenses.......................         84
                                                           ---
Income from operations.............................         16
Interest income....................................          3
Interest expense...................................      --
Equity in losses of investee company...............      --
Other income (loss)................................      --
                                                           ---
Income before provision for taxes..................         19
                                                           ---
Provision for income taxes.........................          6
                                                           ---
                                                           ---
Net income.........................................         13%
                                                           ---
                                                           ---

    REVENUE

    Total revenue increased by 112% from $7.3 million in 1993 to $15.5 million in 1994 and increased by 51% to $23.4 million in 1995. For the first nine months of 1996, total revenue was $25.7 million, an increase of 61% from total revenue of $16.0 million for the first nine months of 1995. The percentage of CCT's total revenue attributable to license fees was 86% in 1993, 61% in 1994, 67% in 1995 and 71% in the first nine months of 1996. The decrease in license revenue as a percentage of total revenue in 1994 was primarily attributable to the commencement of operations of UniCAD and the resulting increase in service revenue. The increase in license revenue as a percentage of total revenue since 1994 is primarily attributable to increased licensing of SPECCTRA and IC CRAFTSMAN.

    License revenue increased by 51% from $6.3 million in 1993 to $9.5 million in 1994 and increased by 65% to $15.7 million in 1995. For the first nine months of 1996, license revenue was $18.1 million, an increase of 69% from license revenue of $10.7 million for the first nine months of 1995. The increase in license revenue from 1993 to 1994 was attributable to increased licensing of CCT's SPECCTRA products. The increase in license revenue from 1994 to 1995 and from the first nine months of 1995 to the first nine months of 1996 was attributable to increased licensing of CCT's IC CRAFTSMAN products, which were introduced in January 1995, as well as increased licensing of CCT's SPECCTRA products.

    License revenue increased 21% from the second quarter of 1996 to the third quarter of 1996. This increase was attributable to an increase in IC CRAFTSMAN revenue partially offset by a decrease in

SPECCTRA revenue. The decrease in SPECCTRA revenue was primarily attributable to a decrease in business with Mentor Graphics Corporation ("Mentor Graphics") and a decrease in CCT's revenue from the low-end PCB design market generated by licensing SPECCTRA products with the PCB industry's IBM compatible CAD systems.

    Service revenue primarily consists of maintenance revenue and revenue from customer support and training. Service revenue increased by 500% from $1.0 million in 1993 to $6.0 million in 1994 and increased by 30% to $7.8 million in 1995. For the first nine months of 1996, service revenue was $7.5 million, an increase of 42% from service revenue of $5.3 million for the first nine months of 1995. The increase in service revenue from 1993 to 1994 is primarily attributable to the commencement of operations of UniCAD in 1994 during which UniCAD earned the majority of its income from service activities. In addition, the increases in service revenue in each period were attributable to increased revenue from maintenance contracts in connection with the continued growth of the installed base of customers licensing CCT's products. The percentage of CCT's total revenue attributable to service revenue was 14% in 1993, 39% in 1994, 33% in 1995 and 29% in the first nine months of 1996.

    International license and service revenue accounted for $2.2 million, $7.9 million and $11.3 million and represented 31%, 51% and 48% of CCT's total revenue in 1993, 1994 and 1995, respectively. For the first nine months of 1996, international revenue was $10.6 million representing 41% of total revenue for such period, versus $7.6 million for the first nine months of 1995. The increase in international revenue from 1993 to 1994 is was primarily attributable to the commencement of operations of UniCAD in 1994 during which UniCAD earned the majority of its income from customers based in Canada. The increases in international revenue over the other time periods are primarily attributable to increased licensing of CCT's products internationally. International revenue as a percentage of total revenue decreased in 1995 and the first nine months of 1996 as compared to 1994 principally due to under performance of the licensing of CCT's products in Japan relative to licensing in the United States. Because a majority of CCT's European revenue is denominated in U.S. dollars, CCT has not engaged in European currency hedging activities there. However, in Japan, where CCT's revenue is denominated in local currency, CCT has in the past, and may again in the future, entered into foreign exchange contracts to hedge certain of its foreign currency exposures. Transaction gains and losses from foreign exchange hedging activities have not been significant. CCT expects that international license and service revenue will continue to account for a significant portion of its revenue in the short term, and as a result, foreign currency exposure may increase.

    In 1993, license and service revenue from Zuken, Harris and Mentor Graphics accounted for 17%, 13% and 26% of CCT's total revenue, respectively. In 1994, 1995 and the first nine months of 1996, sales to Mentor Graphics accounted for 20%, 11% and 10%, respectively, of CCT's total revenue. Additionally, CCT received a significant order from Texas Instruments Inc. ("TI") in the third quarter of 1996. The value of the order received was $4.8 million, of which $3.6 million was for product licenses and $1.2 million was for maintenance on such products. Sales to TI for the quarter ended September 30, 1996 amounted to $1.0 million or 11% of total revenue. The remaining product licenses are to be delivered at the request of TI between October 1, 1996 and December 31, 1997. The maintenance period extends from September 30, 1996 until December 31, 1999. No other direct customer, OEM or distributor accounted for more than 10% of total revenue during any of these historical periods.

    COST OF REVENUE

    Cost of license revenue includes personnel and related operating costs associated with order processing, documentation and other production costs related to the licensing of CCT's products. Cost of license revenue increased by 229% from $259,000 in 1993 to $851,000 in 1994 and increased by 36% to $1.16 million in 1995. It also increased by 36% from $885,000 for the first nine months of 1995 to $1.2 million in the first nine months of 1996. The increase in cost of license revenue from 1993 to 1994 is attributable to the commencement of operations of UniCAD in 1994 during which UniCAD invested significantly in the support of its license business. Beyond that, the increases in cost of license revenue in each period were primarily attributable to an increase in licenses of CCT's products. Cost of license revenue was 4%, 5%, 4% and 5% of total revenue for 1993, 1994, 1995 and the first nine months of 1996, respectively.

    Cost of service revenue includes personnel and related costs allocated to maintenance and other customer support activities. Cost of service revenue increased by 733% from $93,000 in 1993 to $775,000 in 1994 and increased by 9% to $846,000 in 1995. It also increased by 42% from $465,000 in the first nine months of 1995 to $662,000 in the first nine months of 1996. The increase in cost of service revenue from 1993 to 1994 is attributable to the commencement of operations of UniCAD in 1994 during which UniCAD invested significantly in the support of its service business. Beyond that, the increases in cost of service revenue in each period is primarily attributable to an increase in service personnel hired to support the growth of the installed base of customers licensing CCT's products. Cost of service revenue was 1%, 5%, 4%, and 3% of total revenue in 1993, 1994, 1995 and the first nine months of 1996, respectively.

    RESEARCH AND DEVELOPMENT

    Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Research and development expenses increased by 70% from $3.3 million in 1993 to $5.6 million in 1994 and increased by 5% to $5.9 million in 1995. They also increased by 30% from $4.3 million in the first nine months of 1995 to $5.6 million in the first nine months of 1996. These expenses were 45%, 34%, 25%, and 22% of total revenue in 1993, 1994, 1995 and the first nine months of 1996, respectively. The increase in expenses in each period resulted principally from growth in the number of research and development personnel from 24 at the end of 1993 to 51 and 64 at the end of 1994 and 1995, respectively. A significant proportion of the increase in headcount and expense in 1994, was due to the starting up of operations by UniCAD and its investment in research and development activity. At least for the short term, CCT expects research and development expenses to increase in absolute dollars but to stay flat or decrease slightly as a percentage of total revenue, to the extent revenue increases. However, there can be no assurance that there will be a corresponding increase in revenue to justify the increase in expenditure.

    SALES AND MARKETING

    Sales and marketing expenses consist of salaries, commissions paid to internal sales and marketing personnel and certain third parties, promotional costs and related operating expenses. Sales and marketing expenses increased by 227% from $1.5 million in 1993 to $4.9 million in 1994 and increased by 108% to $10.2 million in 1995. These expenses also increased by 44% from $7.0 million in the first nine months of 1995 to $10.1 million in the first nine months of 1996. These expenses were 20%, 34%, 44%, and 39% of total revenue in 1993, 1994, 1995 and the first nine months of 1996, respectively. The increases in sales and marketing expenses in each period consist principally of the cost of additional sales and marketing personnel related to the expansion of CCT's direct sales capability in the PCB market, to support CCT's entry into the IC market and to expand worldwide distribution, principally in Europe and Japan, and increases in variable sales compensation due to increased revenue. The number of sales and marketing personnel increased from 11 at the end of 1993 to 38 and 60 at the end of 1994 and 1995, respectively. At least for the short term, CCT expects sales and marketing expenses to increase in absolute dollars, but to stay flat or decrease slightly as a percentage of total revenue, to the extent revenue increases. This is due to the continuing focus on direct sales. However, there can be no assurance that there will be a corresponding increase in revenue to justify the increase in expenditure.

    GENERAL AND ADMINISTRATIVE

    General and administrative expenses increased 289% from $488,000 in 1993 to $1.9 million in 1994 and increased by 84% to $3.5 million in 1995. They also increased by 82% from $2.2 million in the first nine months of 1995 to $4.0 million in the first nine months of 1996. These expenses were 7%, 12%, 15%, and 15% of total revenue in 1993, 1994, 1995 and the first nine months of 1996, respectively. The increases in general and administrative expenses from 1993 to 1994, and from 1994 to 1995, were primarily attributable to the addition of new management and administrative personnel. The increase from the first nine months of 1995 to the first nine months of 1996 was primarily attributable to two non- recurring items. First, professional fees associated with the settling of the Cadence lawsuit amounted to approximately $350,000 in the third quarter of 1996. Second, expenses associated with the acquisition of UniCAD amounted to approximately $400,000 in the same quarter. The number of general and administrative personnel increased from 5 at the end of 1993 to 15 and 18 at the end of 1994 and 1995, respectively. A significant proportion of the increase in personnel and expense in 1994, was due to the commencement of operations of UniCAD and its investment in the general and administrative functions. Excluding the non-recurring items described above, CCT expects general and administrative expenses to increase in absolute dollars but to stay flat or decrease slightly as a percentage of total revenue, to the extent revenue increases. However, there can be no assurance that there will be a corresponding increase in revenue to justify the increase in expenditure.

    WRITE OFFS RELATED TO INVESTEE COMPANY

    During the fourth quarter of 1994, CCT settled a legal dispute relating to the termination of its relationship with its former European distributor. CCT had previously written off its investment and various accounts receivable from the distributor. The net cost of the settlement and the write offs was $434,000.

    INCOME TAXES

    The provision for income taxes as a percentage of pre-tax income was 36.7%, 35.8%, 33.4%, and 34% for 1993, 1994, 1995 and the first nine months of 1996, respectively. These percentages are less than the federal and state combined statutory rate of approximately 40% due primarily to the utilization of research and development credits in all aforementioned periods.

LIQUIDITY AND CAPITAL RESOURCES

    CCT has financed its operations to date with cash from operations and through private and public sales of equity securities. Private sales of equity securities have yielded approximately $4.7 million including the sale of shares of Common Stock to Synopsys in May 1996, the proceeds of which were approximately $2.2 million. In addition, in October 1995, CCT completed its initial public offering, raising approximately $22.4 million.

    Net cash provided by operating activities was $1.9 million, $2.2 million and $1.9 million for 1993, 1994 and 1995, respectively. For the first nine months of 1995, cash used by operations was $264,000 and for the corresponding period of 1996, cash provided by operations was $2.7 million. From 1993 to 1994 and 1995, the cash generated resulted principally from net income, with increases in accounts payable, accrued liabilities and deferred revenue more than offsetting increases in receivables and prepayments. The increase in cash generated in the nine months of 1996 versus the corresponding period of 1995, is due principally to the higher level of net income in 1996 coupled with a lower rate of growth in receivables, versus the same period in 1995, when net income was much lower, and the growth in receivables was much more pronounced. Accrued liabilities increased by approximately $1.5 million between December 31, 1994 and December 31, 1995 primarily due to increases in foreign and domestic sales taxes and accruals of various operating expenses as a result of increases in the level of operations. Deferred revenue increased by approximately $232,000 from December 31, 1994 to December 31, 1995 as a result of an increase in the number of maintenance contracts, the revenue from which is deferred and recognized ratably over the term of the contract.

    Cash used in investing activities resulted primarily from additions to property and equipment and purchases of available for sale securities. Purchases of property and equipment, consisting primarily of computer equipment, were $631,000, $1.5 million and $1.9 million in 1993, 1994 and 1995, respectively. For the first nine months of 1996, purchases of property and equipment were $1.3 million and were $1.4 million for the corresponding period of 1995. Capital spending was particularly high during the first nine months of 1995 due to the significant increase in headcount during that period and the associated spending on equipment that was required to support it.

    As of September 30, 1996, CCT had working capital of $32.5 million including cash, cash equivalents and short term investments of $31.4 million. As of September 30, 1996, CCT had no bank indebtedness and no significant long-term commitments other than operating lease obligations. CCT believes that existing cash balances and funds generated from operations will provide CCT with sufficient funds to finance its operations in the near future. Thereafter, CCT may require additional funds to support its working capital requirements and for other purposes and may seek to raise such additional funds through public or private equity financings or from other sources. No assurance can be given that additional financing will be available or that, if available, such financing will be obtainable on terms favorable to CCT or its stockholders.

OTHER FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

    The EDA industry is characterized by extremely rapid technological change, frequent new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. Customers in the EDA industry require software products that allow them to minimize their time-to-market, differentiate their products, maximize their engineering productivity and reduce design time and costs. CCT's future success will depend upon its ability to continually enhance its current products and develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of its customers. There can be no assurance that CCT will be successful in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements, that CCT will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Failure of CCT, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on CCT's business, financial condition and results of operations. Any failure by CCT to anticipate or to respond adequately to changing market conditions, or any significant delays in product development or introduction, could cause customers to delay or decide against purchases of CCT's products and would have a material adverse effect on CCT's business, financial condition and results of operations.

    Software products as complex as those offered by CCT may contain defects or failures when introduced or when new versions are released. CCT has in the past discovered software defects in certain of its products and may experience delays or lost revenue correcting such defects in the future. Although CCT has corrected known material defects and has not experienced material adverse effects resulting from any such defects to date, there can be no assurance that, despite testing by CCT, errors will not be found in new products or releases after commencement of commercial shipments. Any such occurrence could result in loss of market share or failure to achieve market acceptance and could have a material adverse effect upon CCT's business, financial condition and results of operations.

    CCT's future operating results are significantly dependent upon continued enhancement and market acceptance of its SPECCTRA product line and successful market acceptance of its IC CRAFTSMAN product line. There can be no assurance that the SPECCTRA product line will continue to be adequately enhanced to achieve continued market acceptance or that CCT will be successful in marketing the IC CRAFTSMAN product line or any other new or enhanced products. In particular, CCT believes that its future operating results are significantly dependent upon market acceptance in Japan of CCT's IC CRAFTSMAN products. CCT believes that a number of factors will be necessary for its IC CRAFTSMAN products to achieve, and its SPECCTRA products to continue to achieve, broad market acceptance. These factors include performance, price, interoperability with existing systems and the customer's assessment of CCT's technical, managerial, service and support expertise and capability. Failure to succeed with respect to any of these factors could result in CCT's failing to achieve market acceptance of its products, which would have a material adverse effect on CCT's business, financial condition and results of operations. A decline in demand for any of CCT's products as a result of competition, technological change or other factors would have a material adverse effect on CCT's business, financial condition and results of operations. In addition, factors adversely affecting the EDA market generally could have a material adverse effect on CCT's business, financial condition and results of operations.

    The sales cycle for CCT's products is relatively lengthy. In particular, orders for licenses of CCT's IC CRAFTSMAN products in a given quarter are typically made by relatively fewer customers and in larger amounts as compared to orders for licenses of CCT's SPECCTRA products. Accordingly, because IC CRAFTSMAN revenues have increased as a percentage of CCT's total revenues, such licenses ordered by a single customer can account for a significant portion of a quarter's revenues. Because CCT's expenses are relatively fixed in the short term, the loss or delay of such orders by a single customer or multiple customers could have a material adverse effect on CCT's business, financial condition and results of operations.

    In addition, CCT believes that its quarterly and annual operating results have in the past and may in the future vary significantly depending on factors such as variations in product development or operating expenditures, increased competition, the purchasing patterns of its customers, the timing of customer design and development projects, the timing of customer evaluation and acceptance, the timing of expenditures by CCT in anticipation of product releases or increased revenue, the timing of product enhancements and product introductions by CCT and its competitors, market acceptance of new and enhanced versions of CCT's products, the size, timing and structure of significant licenses, changes in pricing policies of CCT and its competitors, variations in the mix of products CCT licenses, delays in processing orders, the mix of direct and indirect sales, changes in Company strategy, personnel changes and general economic factors. Any unfavorable changes in these or other factors could have a material adverse effect on CCT's business, financial condition and results of operations.

    The anticipated benefits of the recently completed acquisition of UniCAD will not be achieved unless UniCAD and CCT are successfully combined in an efficient and timely manner. It is possible that the process of combining the two organizations, integrating their product offerings and coordinating their research and development, production, administrative and sales and marketing efforts, will cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have a material adverse effect on CCT's business, financial condition and results of operations, at least in the near term. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations and integrating personnel with disparate business backgrounds. Furthermore, the process of combining the companies could have a material adverse effect on employee morale and on the ability of CCT to retain the key management, technical and sales and marketing personnel who are critical to CCT's future operations. In addition, the consummation of the acquisition could cause customers or potential customers to delay or cancel orders for products as a result of uncertainty over the integration and support of CCT's products. There can be no assurances that CCT's current management will be capable of managing the combined operations, or UniCAD's existing strategic relationships with its customers, effectively. In addition, it is possible that the business and management changes brought by the acquisition may cause key employees to leave UniCAD or cause CCT to terminate key employees of UniCAD. Any failure by UniCAD or CCT to retain and attract key employees could have a material adverse effect on CCT's business, financial condition and results of operations.

    The anticipated benefits of the recently announced agreement to be acquired by Cadence will not be achieved unless Cadence and CCT are successfully combined in an efficient and timely manner. The announcement of the proposed acquisition by Cadence could have a material adverse effect on employee morale and on the ability of CCT to retain the key personnel who are critical to CCT's future operations and could cause customers or potential customers to delay or cancel orders for products as a result of uncertainty over the integration and support of CCT's products, either of which could have a material adverse effect on CCT's business, financial condition and results of operations.

                   CCT MANAGEMENT AND EXECUTIVE COMPENSATION

CCT MANAGEMENT

    The executive officers, directors and certain other members of senior management of CCT, and their ages as of the Record Date, are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
John R. Harding......................................          41   President, Chief Executive Officer and Director
John F. Cooper.......................................          57   Chief Technical Officer and Chairman of the Board
David Chyan..........................................          43   Executive Vice President, Product Development and
                                                                    Director
Robert D. Selvi......................................          40   Vice President and Chief Financial Officer
William J. Portelli..................................          39   Vice President, Marketing
Mary I. Cooper.......................................          55   Secretary and Director
James R. Fiebiger(1)(2)..............................          55   Director
Yoshikazu Hori(1)(2).................................          59   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Mr. Harding has served as President and Chief Executive Officer of CCT since he joined CCT in December 1994, and as a director since September 1995. Before joining CCT, Mr. Harding was with Zycad Corporation ("Zycad"), an EDA company, as Executive Vice President, Worldwide Sales and Marketing, from January 1992 to October 1994, as President, Protocol Services Division from January 1990 to December 1991, and in various other management positions from January 1984 to January 1990. Prior to January 1984, Mr. Harding was employed by TXL Corporation, an equipment financing company, and by IBM. Mr. Harding received a Bachelor of Arts in Chemistry and Economics from Drew University in 1977.

    Mr. Cooper founded CCT together with Mr. Chyan in January 1989, and serves CCT as Chief Technical Officer and Chairman of the Board. From January 1989 to December 1994, Mr. Cooper was President of CCT. He has served as a director since 1989. Mr. Cooper was an Engineering Director at Mentor Graphics Corporation ("Mentor Graphics") from December 1983 to December 1988, where he initiated development of the BOARDSTATION product line and, with Mr. Chyan, developed the BOARDSTATION autorouter. Mr. Cooper also worked for IBM in various engineering positions from June 1961 to December 1983. Mr. Cooper received a Bachelor of Science in Electrical Engineering from Clarkson University in 1961. Mr. Cooper is the husband of Mary Cooper.

    Mr. Chyan, CCT's Executive Vice President, Product Development, founded CCT together with Mr. Cooper in January 1989. He has served as a director since 1989. Mr. Chyan was a member of the senior technical staff at Mentor Graphics from October 1983 to December 1988, where he was employed in the IC division as a developer of ASIC place and route products and then, with Mr. Cooper, developed the BOARDSTATION autorouter. From January 1979 to October 1983, Mr. Chyan worked for Xerox Corporation in various engineering positions. Mr. Chyan received a Bachelor of Science in Electrical Engineering from National Taiwan University in 1975 and a Master of Science in Computer Science from the University of Southern California in 1979.

    Mr. Selvi joined CCT as Vice President and Chief Financial Officer in April 1995. Prior to joining CCT, Mr. Selvi was Senior Vice President, Operations and Finance and Chief Financial Officer of Claris Corporation, a software subsidiary of Apple Computer, Inc. ("Apple") from February 1992 to April 1995. Mr. Selvi was employed by Apple from October 1982 to February 1992, where he served in a variety of managerial capacities, including, among others, Senior Manager of Corporate Development, Assistant Treasurer and Manager of Financial Services. Prior to that time, Mr. Selvi held management positions with Diasonics, Inc., a medical equipment company, and Memorex Corporation. Mr. Selvi received a Bachelor of Science in Finance in 1978 and a Master of Business Administration in 1981, each from Santa Clara University.

    Mr. Portelli has served as Vice President, Marketing since January 1996, and as Vice President, Sales and Marketing from March 1995 to December 1995. Prior to joining CCT, Mr. Portelli was with Zycad as Vice President, Sales and Marketing from January 1992 to March 1995 serving concurrently as Vice President and General Manager of the Rapid Prototyping Services Division and the Protocol Services Division of Zycad from June 1993 to March 1995, and in various technical and sales positions from October 1983 to December 1991. Prior to that time, Mr. Portelli worked for General Instruments in various design and design engineering management positions. Mr. Portelli received a Bachelor of Science in Electrical Engineering from Rutgers University in 1979.

    Ms. Cooper has served as CCT's Secretary since April 1995. From April 1995 to December 1995, Ms. Cooper served as CCT's Vice President, Administration, and from January 1989 to April 1995, Ms. Cooper served as CCT's Chief Financial Officer and Secretary. She has served as a director of CCT since January 1989. Ms. Cooper is the wife of John Cooper.

    Dr. Fiebiger has served as a director of CCT since September 1995. Dr. Fiebiger has served as the Chairman of the Board and Managing Director of Thunderbird Technology, Inc., a technology licensing company, since August 1994. Previously, he served as a consultant to and President and Chief Operating Officer of VLSI Logic, Inc., an integrated circuit design company. Dr. Fiebiger is also a director of Zycad and Mentor Graphics, both of which are EDA companies. Dr. Fiebiger received a Bachelor of Science, a Master of Science and a Doctor of Science in Electrical Engineering in 1964, 1966 and 1970, respectively, all from the University of California at Berkeley.

    Mr. Hori has served as a director of CCT since October 1995. Mr. Hori has been president of Cray Research Japan Ltd., a supercomputer manufacturer, since 1987. Previous positions include senior managing director for Nippon Fairchild KK and board member and general manager of sales and marketing of Molex Japan Inc.

CCT EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to CCT and its subsidiaries during fiscal year ended 1995 to the Chief Executive Officer and the four highest compensated executive officers other than the chief executive officer (collectively the "Named Officers"). This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                              SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------
                                                                                             LONG-TERM
                                                                                              COMPEN-      ALL OTHER
                                                                                              SATION     COMPENSATION
                                                            ANNUAL COMPENSATION               AWARDS          ($)
                                                 -----------------------------------------  -----------  -------------
                                                                           OTHER ANNUAL     SECURITIES      401(K)
NAME AND PRINCIPAL                                              BONUS      COMPENSATION     UNDERLYING   CONTRIBUTIONS
POSITION (1)                            YEAR     SALARY ($)      ($)            ($)           OPTIONS         (2)
------------------------------------  ---------  -----------  ---------  -----------------  -----------  -------------
John R. Harding ....................       1995     158,400     100,000         --              --            --
  President and                            1994      19,450      --             --             400,000        --
  Chief Executive Officer
John F. Cooper .....................       1995     158,400     100,000         --              --            --
  Chief Technical Officer                  1994     547,114      --             --              --            14,838
David Chyan ........................       1995     158,400     100,000         --              --            --
  Executive Vice President,                1994     596,152      --             --              --            16,830
  Product Development
Robert D. Selvi ....................       1995      93,750      33,335         --             150,000        --
  Vice President and                       1994      --          --             --              --            --
  Chief Financial Officer
William J. Portelli (4) ............       1995     132,623      60,000         --             150,000        --
  Vice President,                          1994      --          --             --              --            --
  Sales and Marketing

------------------------------------
                                          LIFE
NAME AND PRINCIPAL                      INSURANCE
POSITION (1)                          PREMIUMS (3)
------------------------------------  -------------
John R. Harding ....................       --
  President and                            --
  Chief Executive Officer
John F. Cooper .....................       69,830
  Chief Technical Officer                  84,045
David Chyan ........................       25,902
  Executive Vice President,                31,912
  Product Development
Robert D. Selvi ....................       --
  Vice President and                       --
  Chief Financial Officer
William J. Portelli (4) ............       --
  Vice President,                          --
  Sales and Marketing

--------------------------

(1) Messrs. Harding, Selvi and Portelli were hired by CCT in December 1994, April 1995 and March 1995, respectively.

(2) Amounts in this column represent matching contributions made by CCT to the executive officer's 401(k) account. Amounts deferred pursuant to CCT's 401(k) plan at the election of an executive officer are included in such executive officer's salary.

(3) Amounts in this column represent the dollar value of life insurance premiums paid by CCT for both term life insurance and split-dollar life insurance. The full dollar value of the premiums paid by CCT is included for split-dollar life insurance. The premiums reported paid on behalf of Mr. Cooper include premiums for a split-dollar last-survivor life insurance policy for both Mr. Cooper and Ms. Cooper. Ms. Cooper is Secretary and a Director of CCT, and is Mr. Cooper's spouse.

(4) Mr. Portelli's 1995 salary includes a $9,000 cost of living adjustment associated with his relocation to California.

CCT OPTION GRANTS

    The following table sets forth information concerning stock option grants during the fiscal year ended December 31, 1995 with respect to the Named Officers.

                                             OPTION GRANTS IN FISCAL 1995
                                                                                                  POTENTIAL REALIZABLE
                                                                                                         VALUE
                                                           INDIVIDUAL GRANTS                       AT ASSUMED ANNUAL
                                         ------------------------------------------------------         RATES OF
                                                       % OF TOTAL                                     STOCK PRICE
                                                         OPTIONS                                      APPRECIATION
                                          OPTIONS      GRANTED TO       EXERCISE                  FOR OPTION TERM (1)
                                          GRANTED     EMPLOYEES IN        PRICE     EXPIRATION   ----------------------
NAME                                        (#)        FISCAL YEAR       ($/SH)        DATE        5% ($)     10% ($)
---------------------------------------  ---------  -----------------  -----------  -----------  ----------  ----------
John R. Harding........................     --             --              --           --           --          --
John F. Cooper.........................     --             --              --           --           --          --
David Chyan............................     --             --              --           --           --          --
Robert D. Selvi........................    150,000             13%      $    1.50     04/25/05   $  141,500  $  358,592
William J. Portelli....................    150,000             13%      $    1.50     04/25/05   $  141,500  $  358,592

------------------------

(1) The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of CCT's securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

CCT OPTION EXERCISES AND HOLDINGS AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information regarding the exercise of options by each of the Named Officers during fiscal 1995, including the aggregate amount of gains on the date of exercise. In addition, the table includes the number of shares covered by both the exercisable and unexercisable stock options as of December 31, 1995.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1995 AND FISCAL YEAR-END OPTION VALUES
                                                                                           VALUE OF UNEXERCISED
                                                              NUMBER OF UNEXERCISED        IN-THE-MONEY OPTIONS
                                                               OPTIONS AT 12/31/95          AT 12/31/95 ($)(2)
                          SHARES ACQUIRED  AGGREGATE VALUE  --------------------------  --------------------------
NAME                      ON EXERCISE (#)  REALIZED ($)(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
------------------------  ---------------  ---------------  -----------  -------------  -----------  -------------
John R. Harding.........        20,000       $   195,000        60,000        320,000    $ 870,000    $ 4,690,000
John F. Cooper (3)......       200,000       $   140,000        --            --            --            --
David Chyan.............        80,000       $    56,000        --            --            --            --
Robert D. Selvi.........        --               --             --            150,000       --        $ 2,137,500
William J. Portelli.....        --               --             --            150,000       --        $ 2,137,500

--------------------------

(1) Based on the fair market value of the shares on the exercise date less the exercise price paid for the shares.

(2) Based on the fair market value of the option shares at fiscal-year end (the closing price on December 29, 1995, the last day of reported trading in fiscal 1995) less the exercise price.

(3) Includes 40,000 shares acquired on exercise of an option held by Mary I. Cooper for an aggregate realized value of $28,000. Ms. Cooper is Secretary and a Director of CCT, and is Mr. Cooper's spouse.

                           CCT PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information, as of November 22, 1996, known to CCT regarding beneficial ownership of CCT's Common Stock as of November 22, 1996 by (i) each person known by CCT to be the beneficial owner of more than 5% of CCT's Common Stock, (ii) each of CCT's directors, (iii) CCT's executive officers and (iv) all executive officers and directors as a group.

                                                  SHARES OF CCT
                                                  COMMON STOCK
                                              BENEFICIALLY OWNED(1)
                                          -----------------------------
NAME AND ADDRESS                            NUMBER OF      PERCENT OF
OF BENEFICIAL OWNER                          SHARES           CLASS
----------------------------------------  -------------   -------------
Cadence Design Systems, Inc.(2).........      4,876,955           37.2%
2655 Seely Road
Building 5
San Jose, California 95134
John F. and Mary I. Cooper(3)...........      2,354,356           17.8%
1601 Saratoga-Sunnyvale Road
Cupertino, CA 95014
David Chyan(4)..........................      2,517,944           19.2%
1601 Saratoga-Sunnyvale Road
Cupertino, CA 95014
Synopsys, Inc...........................      1,206,542            9.2%
700 Middlefield Road
Mountain View, CA 94043
John R. Harding(5)......................         39,959         *
Robert D. Selvi(6)......................         28,839         *
William J. Portelli(7)..................         34,174         *
Yoshikazu Hori (8)......................       --               *
James R. Fiebiger (9)...................          8,000         *
All current officers and directors as a
group
  (8 persons)...........................      4,983,272           37.8%

                                                SHARES OF CADENCE
                                                  COMMON STOCK
                                               BENEFICIALLY OWNED
                                                AFTER THE MERGER
                                          -----------------------------
NAME AND ADDRESS                            NUMBER OF      PERCENT OF
OF BENEFICIAL OWNER                          SHARES           CLASS
----------------------------------------  -------------   -------------
Cadence Design Systems, Inc.(2).........      4,145,411            5.3%
2655 Seely Road
Building 5
San Jose, California 95134
John F. and Mary I. Cooper(3)...........      2,001,202            2.6%
1601 Saratoga-Sunnyvale Road
Cupertino, CA 95014
David Chyan(4)..........................      2,140,252            2.7%
1601 Saratoga-Sunnyvale Road
Cupertino, CA 95014
Synopsys, Inc...........................      1,025,560            1.3%
700 Middlefield Road
Mountain View, CA 94043
John R. Harding(5)......................        232,298         *
Robert D. Selvi(6)......................         30,888         *
William J. Portelli(7)..................         33,297         *
Yoshikazu Hori (8)......................       --               *
James R. Fiebiger (9)...................          6,800         *
All current officers and directors as a
group
  (8 persons)...........................      4,444,737            5.7%

--------------------------
*   Less than 1%.

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of CCT Common Stock subject to options that are currently exercisable or exercisable within 60 days of November 22, 1996 are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Represents shares subject to the Cadence Voting Agreements between Cadence and each of Messrs. Cooper, Chyan, Harding, Selvi and Portelli whereby each agreed, among other things, to vote his shares of CCT Common Stock in favor of the Merger. Also represents shares subject to the Cadence Option Agreement between Cadence and each of Messrs. Cooper and Chyan granting to Cadence an irrevocable option to purchase any and all of the CCT Common Stock that each beneficially owns upon the occurrence of certain events. See "Approval of the Merger and Related Transactions--Voting Agreements" and "--Option Agreements."

(3) Mr. and Ms. Cooper are husband and wife. Mr. Cooper, the Chairman of the Board of Directors and the Chief Technical Officer of CCT, is record owner of 2,299,356 shares of CCT Common Stock. Ms. Cooper, a director and Secretary of CCT, is the record owner of 55,000 shares of CCT Common Stock.

(4) Includes 80,253 shares of CCT Common Stock held by Janet Chyan, Mr. Chyan's wife. Mr. Chyan is a director and Executive Vice President, Product Development of CCT.

(5) Represents 38,317 shares of CCT Common Stock that Mr. Harding may acquire upon the exercise of options exercisable within 60 days of November 22, 1996. Mr. Harding is a director and is President and Chief Executive Officer of CCT. Pursuant to an existing employment agreement between CCT and Mr. Harding, Mr. Harding's options to acquire an additional 233,333 shares of CCT Common Stock will become immediately exerciseable as of the Effective Time of the Merger.

(6) Represents 27,500 shares of CCT Common Stock that Mr. Selvi may acquire upon the exercise of options exercisable within 60 days of November 22, 1996. Mr. Selvi is a Vice President and the Chief Financial Officer of CCT. Pursuant to an existing employment agreement between CCT and Mr. Selvi, Mr. Selvi's options to acquire 7,500 shares of CCT Common Stock will become immediately exerciseable as of the Effective Time of the Merger.

(7) Represents 32,500 shares of CCT Common Stock that Mr. Portelli may acquire upon the exercise of options exercisable within 60 days of November 22, 1996. Mr. Portelli is Vice President, Marketing of CCT. Pursuant to an existing employment agreement between CCT and Mr. Portelli, Mr. Portelli's options to acquire 5,000 shares of CCT Common Stock will become immediately exerciseable as of the Effective Time of the Merger.

(8) Pursuant to CCT's 1995 Directors' Stock Option Plan, Mr. Hori's options to acquire 25,000 shares of CCT Common Stock will become immediately exerciseable as of the Effective Time of the Merger.

(9) Pursuant to CCT's 1995 Directors' Stock Option Plan, Mr. Fiebiger's options to acquire 25,000 shares of CCT Common Stock will become immediately exerciseable as of the Effective Time of the Merger.

                                CADENCE BUSINESS

    EXCEPT FOR HISTORICAL INFORMATION OBTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. CADENCE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE IN "RISK FACTORS," AND IN "CADENCE BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

GENERAL

    Cadence develops, markets and supports EDA software tools that automate, enhance and accelerate the design and verification of ICs and electronic systems. Cadence combines its technology with services to help optimize its customers' product development processes. Cadence's products and services are used by companies throughout the world to design and develop electronic circuits and systems, including semiconductors, computer systems and peripherals, telecommunications and networking equipment, mobile and wireless devices, automotive components, consumer products and other advanced electronics.

THE INTEGRATED CIRCUIT AND ELECTRONIC SYSTEM DESIGN PROCESS

    The electrical design process involves describing the behavioral, functional and structural attributes of an IC or electronic system. This process involves creating a design description, simulating the design to identify electrical defects and refining the description to meet predetermined design specifications. The first step in the electrical design process is creation of the design description. To handle the complexity of large designs, design engineers use a variety of techniques, including block diagrams, equations or special design description languages referred to as Hardware Description Language ("HDL").

    Before an IC or PCB can be manufactured, high level design descriptions must be detailed into a structural design, in which the engineer specifically defines components, their interconnections and associated physical properties. Structural designs may be created manually or generated using an automated process called logic synthesis. In structural design, critical design time can be saved by selecting components from an electronic library and including them in the design, rather than recreating symbols and data for each design. A database containing the design's electrical characteristics, interconnections and specific design rules is automatially created and used as the foundation for subsequent design steps.

    Electronics designers use simulation throughout the electrical design process to identify design errors before the design is manufactured. In addition, simulation enables electronics designers to quickly explore design alternatives, and can be performed at different levels of design abstraction and with mixed levels of abstraction. This enables a designer to verify the conceptual, structural and performance aspects of the design. A key element in the simulation process is the use of component libraries containing software models of commonly used parts.

    When the design is determined to be functionally correct, the designer generates a non-graphical description called a netlist that details the design components and interconnections. This netlist becomes the blueprint for physical design. Next, the physical design team determines the layout and associated interconnection of the components on the target substrate that will yield the optimum combination of performance, area and cost. Once this process is completed, physical verification tools are used to provide a final check of the design implementation before products are released to manufacturing. Accuracy in this process is essential to avoiding costly production runs of faulty parts.

THE CADENCE SOLUTION

    Cadence's EDA tools are used by customers to analyze, simulate, implement and verify electronic designs. In addition, Cadence's tools let design architects and engineers build abstract models of chips, simulate their behavior, and analyze their physical attributes for acceptable performance. The resulting productivity and accuracy improvements over earlier generation approaches to IC design enable customers to develop increasingly complex, high-quality electronic products with accelerated time to market schedules.

    Cadence offers services ranging from advanced tools training and methodology assessment to joint design work with customers or even complete outsourcing of its customer's design work. In addition, Cadence believes that customer support is a key factor in successfully marketing EDA products and generating repeat orders. Cadence's product maintenance contracts entitle the customers to product updates, documentation and ongoing support.

    Cadence is pursuing a strategy of combining a broad suite of design tools with world-class support, design and process services to enable its customers to accelerate their product development efforts, improve their design productivity and successfully cope with the increasing complexity of IC and electronic system design. The design process is becoming more complicated as customers are seeking to create higher performance products, lower development costs, improve time to market and migrate their design and manufacturing efforts to utilize deep submicron technologies. As a consequence, Cadence believes that its solutions-oriented approach to providing both EDA tools and services will enable customers to more effectively respond to demanding market requirements.

CADENCE PRODUCTS

    CAE PRODUCTS

    Cadence is a leader in the computer aided engineering ("CAE") market primarily based on its strong market presence in logic simulation. Cadence's Verilog HDL logic simulator, Verilog XL, is used by numerous ASIC vendors and supports over 185 ASIC libraries.

    Cadence offers a broad suite of tools for logic synthesis. The Synergy product line provides designers the ability to easily target their design for implementation into an ASIC, Field Programmable Gate Array ("FPGA") or Programmable Logic Device ("PLD") design. Synergy enables designers to make critical tradeoffs between area, power and performance to optimize their design based on specific design requirements. With the advent of deep submicron technology, successful completion of complex designs will require companies to adopt new methodologies and utilize innovative design automation tools. Success will be predicated on introducing physical design knowledge into the logic design process to ensure that the resultant silicon will meet required specifications. The adoption of design planning tools will become increasingly important for electronics designers because such tools provide the necessary bridge between the logic and physical domains. An advanced high level design planning environment allows engineers to accurately predict physical effects that are used to provide guidelines for logic optimization and final implementation. Cadence has developed a broad portfolio of design planning tools including Preview and SiliconQuest.

    IC DESIGN PRODUCTS

    Cadence's custom layout portfolio is anchored by the Virtuoso product family. This suite consists of tools for basic layout editing, design compaction, layout synthesis and device-level editing. In 1995, Cadence introduced Virtuoso FastChip, which provides the ability to rapidly create cells and blocks for applications including random logic, standard cell blocks and library elements, reducing overall design time. In addition, FastChip allows them to perform extensive "what-if" analysis with design variables like placement and aspect ratios that have significant bearing on performance.

    The Ensemble product family provides advanced place and route ("P&R") solutions for gate, cell, block and mixed designs. Cadence offers two products for cell based routing, Cell Ensemble, which is finely tuned for two layer metal designs and Cell3, which is based on advanced routing algorithms for three layer and above metal designs. Silicon Ensemble, which is based on Cadence's proprietary area-based architecture and was introduced in early 1996, provides a broad solution for routing up designs that consist of a mix of cell and gate-based approaches. In addition, Silicon Ensemble includes several specialized routing engines to deal with specific design challenges like datapath, complex clock trees, crosstalk and low power.

    Cadence's product lines for automated and interactive physical verification are anchored by the Dracula and Diva products, respectively. In 1995, Cadence introduced Vampire, which provides advanced hierarchical design capability necessary to verify large scale chips.

    SYSTEM DESIGN PRODUCTS

    The Allegro product line offers broad solutions for layout of standard PCB, hybrid, multi-chip modules ("MCM") and advanced component packaging. In addition, Cadence offers thermal, signal integrity, reliability and electromagnetic analysis tools for detecting potential manufacturing problems. In 1995, Cadence introduced BoardQuest, which is specifically tailored for the needs of high-speed system designers, offering an advanced system planning environment to accurately predict thermal, interconnect and electromagnetic effects early in the design process.

    The Analog Artist series provides a broad set of simulation, layout and verification tools for chip design. This product family features the Spectre high speed circuit simulation family of products. In 1994, Cadence introduced SpectreHDL, the industry's first analog behavioral simulation system for analog and mixed-signal applications. In 1995, Cadence further expanded the product offering with the introduction of SpectreRF, simulation technology utilized specifically for the design of radio frequency applications. For analog system and board level design, Cadence's Analog Workbench offers tools from top-down design through board design.

    ELECTRONIC SYSTEMS DESIGN AUTOMATION PRODUCTS

    Cadence offers a class of software for top-down design known as Electronic Systems Design Automation ("ESDA"). Cadence's ESDA products are designed to allow customers to include product concepts in the EDA environment, accelerating and enhancing the early phases of system development. The Signal Processing Workbench tool set provides customers with a higher level of design automation for a number of application areas including wireless communications, networking and multi-media. The Signal Processing Workbench includes a large applications library of design blocks, a complete technology base and a visualization and analysis environment. Once the design is conceptualized, the Signal Processing Workbench provides links to implementation which include multiple capabilities that allow the design to be passed downstream to ASIC and IC engineers.

    CADENCE'S SPECTRUM SERVICES

    Cadence offers a range of design development and support services to its customers, from assistance with specific designs to a complete re-engineering of the product design process, and even a complete outsourcing of a particular design operation. Cadence works with the customer's executive management and engineering team to assess a customer's design goals and objectives and translate those goals into design solutions.

    Cadence's services offerings include product design, library design, design process and software services. Cadence offers product design services to facilitate complex IC design targeted to on-time completion with reliability. Cadence offers on-site design assistance and full service chip designs. Library design services assist in the optimization of libraries for performance, density, quality, reliability and testability and the targeting of existing libraries to multiple foundry sources and product applications. Cadence also offers design process services to assist its customers management and engineering teams to optimize their internal design process by providing a product development environment blueprint and implementation management.

    In addition, Cadence offers application and education services that facilitate the implementation and assimilation of Cadence tools and technology, aimed at maximizing customers' productivity with Cadence's software applications.

RECENT DEVELOPMENTS

    Cadence believes that the CCT Merger and the Merger with HLDS will allow Cadence to obtain new technologies and expand and enhance its product lines and research and development programs. Following the mergers, Cadence intends to combine the operations and technologies of Cadence, CCT and HLDS as soon as practicable. See "Risk Factors," including "--Proposed Acquisitions; Uncertainty Relating to Integration."

    HLDS
    In addition to the Merger with CCT, on October 3, 1996, Cadence entered into the HLDS Merger Agreement. The HLDS Merger Agreement contemplates that, subject to the satisfaction of certain conditions set forth therein, including the adoption of the HLDS Merger Agreement and the approval of the transactions contemplated thereby by the HLDS stockholders, a wholly owned subsidiary of Cadence will be merged into HLDS and HLDS will become a wholly owned subsidiary of Cadence. Pursuant to the HLDS Merger Agreement, each outstanding share of HLDS capital stock would be exchanged for 0.22 of a share of Cadence Common Stock. Cadence expects to issue approximately 2,562,000 treasury shares of Cadence Common Stock in connection with the HLDS Merger. The HLDS Merger is expected to be a tax-free reorganization under the Internal Revenue Code and is expected to be accounted for as a purchase. Based upon the number of shares of Cadence Common Stock issued and outstanding as of November 22, 1996, and after giving effect to the Cadence Common Stock which was issued in the Public Offering and which may be issued in the Merger and the HLDS Merger (assuming no exercise of outstanding options and warrants to purchase Cadence Common Stock), the former holders of HLDS capital stock would hold and have voting power with respect to approximately 2.7% of Cadence's total issued and outstanding shares. The HLDS Merger, which is subject to certain conditions, is expected to be completed as early as December 18, 1996. There can be no assurance that the HLDS Merger will be consummated. The Registration Statement on Form S-4 filed with the Commission relating to the HLDS Merger was declared effective by the Securities and Exchange Commission on November 13, 1996.

    HLDS develops, markets and supports EDA software for the design of high density, high performance ICs. HLDS' products are designed to solve the problems inherent in deep submicron (less than 0.35 micron) IC design and to offer improved time to market, enhanced IC performance and reduced development and manufacturing costs when compared to previous generations of EDA software.

    HLDS offers three principal design planning products that have application at several stages of the design process. These design planning products include Top-Down DP, which has been released for limited customer use, for application by hardware description language designers in the functional design phase; Logic DP, for application by gate level designers in the logic implementation phase; and Physical DP, for application by layout engineers in the physical implementation and verification phase.

    HLDS also offers an EDA infrastructure product on which newly defined deep submicron design methodologies can be implemented. HLDS' infrastructure product, called Pillar, provides CAD developers who are responsible for implementing deep submicron methodologies with a database, graphical user interface, applications programming interfaces and a software development environment. Pillar allows "best of breed" deep submicron tools to be integrated quickly and cost effectively and facilitates internal development of other tools.
    HLDS also offers two other standalone EDA tools to solve specific deep submicron design problems: HyperExtract and Fasnet Delay Calculator. These tools complement HLDS' design planning products and may be integrated with HLDS' Pillar infrastructure product. HyperExtract is a deep submicron interconnect extraction tool that allows distributed resistance and capacitance (including interlayer and coupling capacitance) to be extracted from design databases. Fasnet Delay Calculator is a standalone deep submicron delay calculator that allows gate and interconnect delays to be accurately calculated based on a set of gate models and interconnect resistance and capacitance characteristics.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF CADENCE CAPITAL STOCK

    The authorized capital stock of Cadence consists of 150,000,000 shares of Common Stock, $0.01 par value ("Cadence Common Stock"), and 2,000,000 shares of Preferred Stock, $0.01 par value.

    CADENCE COMMON STOCK.  As of the Record Date, there were approximately shares of Cadence Common Stock outstanding held of record by
approximately         stockholders. Cadence Common Stock is listed on the NYSE
under the symbol "CDN." Holders of Cadence Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders may not cumulate votes in connection with the election of Directors. The holders of Cadence Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Cadence, the holders of Cadence Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Cadence Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Cadence Common Stock. All outstanding shares of Cadence Common Stock are fully paid and non-assessable, and the shares of Cadence Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

    CADENCE PREFERRED STOCK. Cadence has 2,000,000 shares of Preferred Stock authorized, of which 400,000 shares are designated Series A Participating Preferred (the "Series A Preferred"), and no shares are outstanding. The Series A Preferred has been designated for use in connection with Cadence's Rights Agreement dated February 9, 1996. Cadence's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock (including the 400,000 shares of Series A Participating Preferred) in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, Cadence's Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Cadence Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Cadence. Cadence has no present plans to issue Preferred Stock.

    CADENCE TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Cadence Common Stock is the Harris Trust and Savings Bank, 311 West Monroe Street--14th Floor, Chicago, Illinois 60690 and its telephone number is (312) 461-2121.

DESCRIPTION OF CCT COMMON STOCK

    The authorized common stock of CCT consists of 30,000,000 shares of common stock, $0.01 par value per share. As of the Record Date, there were shares of CCT Common Stock outstanding, held of record by approximately stockholders.

    CCT COMMON STOCK. The holders of CCT Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of CCT Common Stock are entitled to receive ratably such dividends if any, as may be declared from time to time by the CCT Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of CCT, the holders of CCT Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of preferred stock, if any, then outstanding. The CCT Common Stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of CCT Common Stock are fully paid and nonassessable.

                   COMPARISON OF RIGHTS OF HOLDERS OF CADENCE
                  COMMON STOCK AND HOLDERS OF CCT COMMON STOCK

    Upon consummation of the Merger, the holders of CCT Common Stock will become holders of Cadence Common Stock. There are certain material differences between the rights and privileges of the holders of CCT Common Stock and the holders of Cadence Common Stock.

    ANTITAKEOVER PROVISIONS. While CCT has not adopted a stockholder rights plan similar to what is commonly known as a "poison pill," Cadence is subject to certain antitakeover provisions pursuant to its Rights Plan. Cadence's Rights Plan may have the effect of reducing the likelihood that stockholders of Cadence will receive a premium for their shares of Cadence Common Stock in connection with hostile takeovers or changes in control or management of Cadence relative to the likelihood that the stockholders of CCT would receive such a premium in similar circumstances. See "Risk Factors--Antitakeover Provisions."

    APPRAISAL RIGHTS. Neither Cadence stockholders nor CCT stockholders are entitled to appraisal rights under the DGCL in connection with a merger, including the Merger.

    PERCENTAGE OF VOTING STOCK; INFLUENCE OVER AFFAIRS. Upon completion of the Merger, the percentage ownership of Cadence by each former CCT stockholder will be substantially less than such stockholder's current percentage ownership of CCT. Accordingly, former CCT stockholders will have a significantly smaller voting influence over the affairs of Cadence than they currently enjoy over the affairs of CCT.

    STOCK EXCHANGE RULES. The CCT Common Stock is currently listed on Nasdaq and will cease to trade on Nasdaq upon consummation of the Merger. The Cadence Common Stock is traded on the NYSE. There are material differences between the corporate governance rules of Nasdaq and the NYSE.

                                    EXPERTS

    The audited consolidated financial statements of Cadence incorporated by reference in this Proxy Statement/Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

    The audited consolidated financial statements of Cooper & Chyan Technology, Inc. at December 31, 1995 and 1994 and for each of the three years ended December 31, 1995 incorporated by reference in this Proxy Statement/Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, and are incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The supplemental consolidated financial statements of Cooper & Chyan Technology, Inc. at December 31, 1995 and 1994 and for each of the three years ended December 31, 1995, included in this Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, appearing elsewhere herein, which, as to the years 1995 and 1994 are based in part on the reports of Deloitte & Touche, independent auditors. The financial statements referred to above are included in reliance upon the reports of such firms given upon the authority of such firms as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for Cadence by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with the Merger will be passed upon for CCT by Fenwick & West LLP, Palo Alto, California.

          INDEX TO CCT SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Ernst & Young LLP with respect to Cooper & Chyan Technology, Inc.................................        F-2
Report of Deloitte & Touche, LLP with respect to UniCAD, Inc...............................................        F-3
Supplemental Consolidated Balance Sheet as of December 31, 1994 and 1995 and September 30, 1996
  (unaudited)..............................................................................................        F-4
Supplemental Consolidated Statements of Income for the years ended December 31, 1993, 1994 and 1995 and for
  the nine months ended September 30, 1995 (unaudited) and 1996 (unaudited)................................        F-5
Supplemental Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1994
  and 1995 and for the nine months ended September 30, 1996 (unaudited)....................................        F-6
Supplemental Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and
  for the nine months ended September 30, 1995 (unaudited) and 1996 (unaudited)............................        F-7
Notes to Supplemental Consolidated Financial Statements....................................................        F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cooper & Chyan Technology, Inc.

    We have audited the accompanying supplemental consolidated balance sheets of Cooper & Chyan Technology, Inc. (formed as a result of the consolidation of Cooper & Chyan Technology, Inc. and UniCAD, Inc.) as of December 31, 1994 and 1995, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. The supplemental consolidated financial statements give retroactive effect to the merger of Cooper & Chyan Technology, Inc. and UniCAD, Inc. on August 28, 1996, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the management of Cooper & Chyan Technology, Inc. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. We did not audit the financial statements of UniCAD, Inc., which statements reflect total assets constituting 21% for 1994 and 7% for 1995 of the related supplemental consolidated financial statement totals, and which reflect net income constituting 44% for 1994 and 27% for 1995 of the related consolidated financial statement totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for UniCAD, Inc., is based solely on the report of other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper & Chyan Technology, Inc. at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, after giving retroactive effect to the merger of UniCAD, Inc. as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Palo Alto, California
January 26, 1996
(Except for note 2 as to which the date is August 28, 1996)

                                AUDITOR'S REPORT

To the Board of Directors
UniCAD, Inc.

    We have audited the consolidated balance sheets of UniCad, Inc. and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our data.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

                                                               Deloitte & Touche

Chartered Accountants
Ottawa, Canada
September 20, 1996

                        COOPER & CHYAN TECHNOLOGY, INC.
                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                     ---------------------------  SEPTEMBER 30
                                                                         1994          1995           1996
                                                                     ------------  -------------  -------------
                                                                                                   (UNAUDITED)
ASSETS
  Current Assets
    Cash and cash equivalents......................................  $  2,117,092  $   3,586,998  $   4,690,200
    Short term investments.........................................       350,788     23,402,236     26,737,015
    Accounts receivable
      (Net of allowance of $329,945 at December 31, 1995)..........     3,318,991      5,599,419      6,525,685
    Income taxes receivable........................................        99,130             --             --
    Deferred income taxes..........................................            --        373,525        373,525
    Prepaid expenses and other current assets......................       289,974      1,133,917      1,932,325
                                                                     ------------  -------------  -------------
  Total current assets.............................................     6,175,975     34,096,095     40,258,750
  Property, plant and equipment net................................     2,018,157      3,008,270      3,346,863
  Other assets.....................................................       163,197        385,174        250,788
                                                                     ------------  -------------  -------------
                                                                     $  8,357,329  $  37,489,539  $  43,856,401
                                                                     ------------  -------------  -------------
                                                                     ------------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Borrowings under bank credit facility..........................  $    500,000  $          --  $          --
    Trade accounts payable.........................................       277,610        882,074        573,132
    Accrued salary and employee benefits...........................       784,672      1,178,947      2,251,297
    Accrued liabilities............................................       629,436      2,180,027      2,014,441
    Income taxes payable...........................................            --        242,566        294,937
    Deferred revenue...............................................     2,801,519      3,033,293      2,632,724
    Deferred income taxes..........................................        59,937             --             --
                                                                     ------------  -------------  -------------
  Total current liabilities........................................     5,053,174      7,516,907      7,766,531
  Deferred income taxes............................................        42,886        238,851        238,851
  Other long term liabilities......................................       313,819        319,459         92,534
  Stockholders' equity
    Convertible preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares outstanding at December 31, 1995; no par value, 4,000,000 shares authorized, 1,480,000 shares
      outstanding at December 31, 1994.............................       185,000             --             --
    Common stock, $0.01 par value, 30,000,000 shares authorized,
      12,321,737 shares outstanding at December 31, 1995; no par value, 24,000,000 shares authorized, 7,321,349 shares
      outstanding at December 31, 1994.............................       107,838        123,228        129,584
Additional paid in capital.........................................         3,778     25,732,747     28,828,228
Notes receivable from stockholders.................................            --        (39,010)            --
Deferred compensation..............................................            --       (404,626)      (333,222)
Retained earnings..................................................     2,650,834      4,001,983      7,133,895
                                                                     ------------  -------------  -------------
  Total stockholders' equity.......................................     2,947,450     29,414,322     35,758,485
                                                                     ------------  -------------  -------------
                                                                     $  8,357,329  $  37,489,539  $  43,856,401
                                                                     ------------  -------------  -------------
                                                                     ------------  -------------  -------------

                            SEE ACCOMPANYING NOTES.

                        COOPER & CHYAN TECHNOLOGY, INC.

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                                                                                         NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                       -------------------------------------------  ----------------------------
                                           1993           1994           1995           1995           1996
                                       -------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
                                                                                    ----------------------------
Revenue
  License............................  $   6,263,681  $   9,525,076  $  15,660,859  $  10,735,585  $  18,138,210
  Service............................      1,030,764      6,020,059      7,780,879      5,284,006      7,542,007
                                       -------------  -------------  -------------  -------------  -------------
Total revenue........................      7,294,445     15,545,135     23,441,738     16,019,591     25,680,217
                                       -------------  -------------  -------------  -------------  -------------
Costs and expenses
  Cost of license revenue............        259,541        850,677      1,157,101        885,160      1,226,884
  Cost of service/other revenue......         92,848        774,805        845,946        465,001        662,056
  Research and development...........      3,297,544      5,576,019      5,892,932      4,262,731      5,557,199
  Sales and marketing................      1,490,117      4,898,583     10,200,510      6,987,522     10,066,474
  General and administrative.........        488,067      1,907,826      3,525,581      2,167,110      4,006,103
  Write offs related to investee
    company..........................             --        434,490             --             --             --
                                       -------------  -------------  -------------  -------------  -------------
Total costs and expenses.............      5,628,117     14,442,400     21,622,070     14,767,524     21,518,716
                                       -------------  -------------  -------------  -------------  -------------
Income from operations...............      1,666,328      1,102,735      1,819,668      1,252,067      4,161,501
Interest income......................         15,761         14,373        230,594         82,688        771,637
Interest expense.....................         (5,058)        (5,134)       (17,925)       (36,159)       (22,935)
Equity in losses of investee
 company.............................        (32,046)       (87,100)            --             --             --
Other income(loss)...................             --        (22,336)       (37,663)        (1,600)        38,896
                                       -------------  -------------  -------------  -------------  -------------
Income before provision for income
 taxes...............................      1,644,985      1,002,538      1,994,674      1,296,996      4,949,639
Provision for income taxes...........        603,217        359,333        665,787        463,393      1,686,597
                                       -------------  -------------  -------------  -------------  -------------
Net income...........................  $   1,041,768  $     643,205  $   1,328,887  $     833,603  $   3,263,042
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Net income per share.................  $        0.10  $        0.06  $        0.11  $        0.07  $        0.23
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Shares used in computing per share
 amounts.............................     10,134,829     10,989,405     12,271,502     11,917,611     14,418,872
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

                             SEE ACCOMPANYING NOTES

                        COOPER & CHYAN TECHNOLOGY, INC.
          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           CONVERTIBLE
                                                         PREFERRED STOCK         COMMON STOCK      ADDITIONAL       NOTES
                                                      ---------------------  --------------------   PAID-IN    RECEIVABLE FROM
                                                       SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL     STOCKHOLDERS
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
Balances at December 31, 1992.......................  1,480,000  $  185,000  6,135,600  $  23,771  $   --         $  --
Exercise of common stock options....................                           276,200     23,457
Cash dividends ($0.045 per preferred share).........
Net income..........................................
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
Balances at December 31, 1993.......................  1,480,000     185,000  6,411,800     47,228          --            --
Issuance of common stock (UniCAD inception).........                           372,157      3,722
UniCAD adjustment...................................                                                    3,778
Exercise of common stock options....................                           537,392     56,888
Cash dividends ($0.045 per preferred share).........
Adjustment for unrealized gains/(losses) on
  available for sale securities.....................
Currency translation adjustment.....................
Net income..........................................
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
Balances at December 31, 1994.......................  1,480,000     185,000  7,321,349    107,838       3,778            --
Deferred compensation related to grant of stock
  options...........................................                                                  580,100
Amortization of deferred compensation...............
Cancellation of deferred compensation...............                                                 (109,277)
Issuance of Series A convertible preferred stock....    416,666   2,499,981
Reincorporation in the State of Delaware............             (2,666,014)             (138,841)  2,804,855
Conversion of preferred stock to common stock.......  (1,896,666)    (18,967) 1,896,666    18,967
Process of initial public offering, net of issuance
  costs.............................................                         2,273,000     22,730  22,411,004
Exercise of common stock options, net of notes
  receivable from stockholders......................                           830,722    112,534      42,287       (39,010)
Adjustment for unrealized gains (losses) on
  available for sale securities.....................
Currency translation adjustment.....................
Net income..........................................
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
Balances at December 31, 1995.......................         --          --  12,321,737   123,228  25,732,747       (39,010)
UniCAD activity for the three months ended December
  31, 1995 (unaudited)..............................                               139          1           2
Exercise of common stock options (unaudited)........                           433,561      4,278     389,656
Repayment of notes receivable from shareholders
  (unaudited).......................................                                                                 39,010
Shares issued under the ESPP Plan (unaudited).......                            47,447        474     443,455
Shares issued to Synopsys for cash (net of offering
  costs of $60,263) (unaudited).....................                           160,292      1,603   2,262,368
Adjustment for unrealized gains (losses) on
  available for sale securities (unaudited).........
Amortization of deferred compensation (unaudited)...
Currency translation adjustment (unaudited).........
Net income (unaudited)..............................
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
Balances at September 30, 1996......................         --  $       --  12,963,176 $ 129,584  $28,828,228    $      --
                                                      ---------  ----------  ---------  ---------  ----------  ---------------
                                                      ---------  ----------  ---------  ---------  ----------  ---------------


                                                                                   TOTAL
                                                        DEFERRED     RETAINED   STOCKHOLDERS'
                                                      COMPENSATION   EARNINGS      EQUITY
                                                      -------------  ---------  ------------
Balances at December 31, 1992.......................    $  --        $1,087,858  $1,296,629
Exercise of common stock options....................                                 23,457
Cash dividends ($0.045 per preferred share).........                   (66,600)     (66,600)
Net income..........................................                 1,041,768    1,041,768
                                                      -------------  ---------  ------------
Balances at December 31, 1993.......................           --    2,063,026    2,295,254
Issuance of common stock (UniCAD inception).........                                  3,722
UniCAD adjustment...................................                                  3,778
Exercise of common stock options....................                                 56,888
Cash dividends ($0.045 per preferred share).........                   (66,600)     (66,600)
Adjustment for unrealized gains/(losses) on
  available for sale securities.....................                    (3,895)      (3,895)
Currency translation adjustment.....................                    15,098       15,098
Net income..........................................                   643,205      643,205
                                                      -------------  ---------  ------------
Balances at December 31, 1994.......................           --    2,650,834    2,947,450
Deferred compensation related to grant of stock
  options...........................................     (580,100)                       --
Amortization of deferred compensation...............       66,197                    66,197
Cancellation of deferred compensation...............      109,277                        --
Issuance of Series A convertible preferred stock....                              2,499,981
Reincorporation in the State of Delaware............                                     --
Conversion of preferred stock to common stock.......                                     --
Process of initial public offering, net of issuance
  costs.............................................                             22,433,734
Exercise of common stock options, net of notes
  receivable from stockholders......................                                115,811
Adjustment for unrealized gains (losses) on
  available for sale securities.....................                    19,179       19,179
Currency translation adjustment.....................                     3,083        3,083
Net income..........................................                 1,328,887    1,328,887
                                                      -------------  ---------  ------------
Balances at December 31, 1995.......................     (404,626)   4,001,983   29,414,322
UniCAD activity for the three months ended December
  31, 1995 (unaudited)..............................                   (14,039)     (14,036)
Exercise of common stock options (unaudited)........                                393,934
Repayment of notes receivable from shareholders
  (unaudited).......................................                                 39,010
Shares issued under the ESPP Plan (unaudited).......                                443,929
Shares issued to Synopsys for cash (net of offering
  costs of $60,263) (unaudited).....................                              2,263,971
Adjustment for unrealized gains (losses) on
  available for sale securities (unaudited).........                   (15,853)     (15,853)
Amortization of deferred compensation (unaudited)...       71,404                    71,404
Currency translation adjustment (unaudited).........                  (101,238)    (101,238)
Net income (unaudited)..............................                 3,263,042    3,263,042
                                                      -------------  ---------  ------------
Balances at September 30, 1996......................    $(333,222)   $7,133,895  $35,758,485
                                                      -------------  ---------  ------------
                                                      -------------  ---------  ------------

                            SEE ACCOMPANYING NOTES.

                        COOPER & CHYAN TECHNOLOGY, INC.
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        NINE MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                                           ---------------------------------------  --------------------------
                                                              1993         1994          1995          1995          1996
                                                           -----------  -----------  -------------  -----------  -------------
                                                                                                           (UNAUDITED)
Cash flows from operating activities
Net income...............................................  $ 1,041,768  $   643,205  $   1,328,887  $   833,603  $   3,263,042
Adjustments to reconcile net income to net
  Cash provided by (used in) operating activities:
  Depreciation and amortization..........................       95,760      667,703        978,315      597,570        933,123
  Equity in losses of investee company...................       32,046       87,100             --           --             --
  Write off of investment in investee company............           --       80,854             --           --             --
  Deferred income taxes..................................      (40,151)    (251,772)      (237,497)       8,784             --
  Amortization of deferred stock compensation............           --           --             --       42,395         71,404
  Other..................................................           --       12,089          3,470           --             --
Changes in assets and liabilities:
  Accounts receivable....................................     (711,739)  (1,297,456)    (2,280,428)  (1,874,380)      (926,266)
  Income taxes receivable................................           --      (99,130)        99,130     (166,915)            --
  Prepaid expenses and other current assets..............     (137,890)     (23,999)      (843,943)    (760,260)      (798,408)
  Other assets...........................................      (91,500)     (41,145)      (221,977)     (81,056)       134,386
  Trade accounts payable.................................       44,160      233,450        604,464      519,206       (308,942)
  Accrued salary and employee benefits...................      168,240      357,459        394,275      (40,664)     1,072,350
  Other accrued liabilities..............................      (25,732)     629,436      1,550,591      562,700       (165,586)
  Income taxes payable...................................      380,733     (400,068)       242,566      170,000         52,371
  Deferred revenue.......................................    1,146,166    1,336,291        231,774        7,964       (400,569)
  Other long term liabilities............................           --      313,819          5,640      (83,189)      (226,925)
                                                           -----------  -----------  -------------  -----------  -------------
Total adjustments........................................      860,093    1,604,631        526,380   (1,097,845)      (563,062)
                                                           -----------  -----------  -------------  -----------  -------------
Net cash provided by (used in) operating activities......    1,901,861    2,247,836      1,855,267     (264,242)     2,699,980
                                                           -----------  -----------  -------------  -----------  -------------
Cash flows from investing activities
Purchase of property and equipment.......................     (630,675)  (1,456,013)    (1,902,232)  (1,366,687)    (1,271,716)
Purchase of available-for-sale securities................           --     (784,046)   (23,478,433)     (76,197)   (29,778,494)
Proceeds from sale of available-for-sale securities......           --      417,274        442,695      430,880     26,427,862
Purchase of common stock in equity investee..............     (100,000)          --             --           --             --
Acquisition of subsidiary, net of cash acquired..........           --     (133,063)            --           --             --
                                                           -----------  -----------  -------------  -----------  -------------
Net cash provided by (used in) investing activities......     (730,675)  (1,955,848)   (24,937,970)  (1,012,004)    (4,622,348)
                                                           -----------  -----------  -------------  -----------  -------------
Cash flows from financing activities
Proceeds (payments) on notes payable to shareholders.....     (146,406)          --             --                      39,010
Proceeds (repayment) of bank credit facility.............           --      500,000       (500,000)    (500,000)            --
Proceeds from issuance of convertible preferred stock....           --           --      2,499,981    2,499,981             --
Proceeds from issuance of common stock...................       23,457       64,388     22,549,545       67,523      3,101,837
Dividends paid...........................................      (66,600)     (66,600)            --           --             --
                                                           -----------  -----------  -------------  -----------  -------------
Net cash provided by (used in) financing activities......     (189,549)     497,788     24,549,526    2,067,504      3,140,847
                                                           -----------  -----------  -------------  -----------  -------------
Net increase in cash and cash equivalents................      981,637      789,776      1,466,823      791,258      1,218,479
Effect of exchange rates on foreign currency cash
  balances...............................................           --       15,098          3,083        2,181       (101,238)
UniCAD activity for the three months ended December 31,
  1995...................................................           --           --             --           --        (14,039)
Cash and cash equivalents at beginning of period.........      330,581    1,312,218      2,117,092    2,117,092      3,586,998
                                                           -----------  -----------  -------------  -----------  -------------
Cash and cash equivalents at end of period...............  $ 1,312,218  $ 2,117,092  $   3,586,998  $ 2,910,531  $   4,690,200
                                                           -----------  -----------  -------------  -----------  -------------
                                                           -----------  -----------  -------------  -----------  -------------
Supplemental disclosure of cash flow information
  Cash paid during the period for income taxes...........  $   244,435  $ 1,261,534  $     531,068  $   439,709  $   1,490,444
                                                           -----------  -----------  -------------  -----------  -------------
                                                           -----------  -----------  -------------  -----------  -------------

                            SEE ACCOMPANYING NOTES.

                        COOPER & CHYAN TECHNOLOGY, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

    Cooper & Chyan Technology, Inc. (the "Company") was incorporated in January 1989. The Company develops, markets and supports software tools that help designers route the interconnections among the electronic devices on high performance printed circuit boards ("PCBs") and integrated circuits ("ICs").

    As more fully described in Note 2, on August 28, 1996, the Company entered into a business combination with UniCAD. The business combination has been accounted for as a pooling of interests and the historical consolidated financial statements of the Company for all years prior to the business combination have been restated in the accompanying Supplemental Consolidated Financial Statements to include the financial positions, results of operations and cash flows of UniCAD. The supplemental financial statements will become the historical financial statements of CCT upon issuance of financial statements for the subsequent period that includes the date of the acquisition of UniCAD.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of significant intercompany transactions and balances.

INTERIM FINANCIAL DATA

    In the opinion of management, the interim financial statements have been prepared on the same basis as the annual financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly, the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the full fiscal year.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on deposit with banks and money market and debt instruments with original maturities of 90 days or less.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

    The Company's major market is the electronic design automation ("EDA") industry which is very volatile. Any significant downturn in the EDA industry could have a material affect on the Company's operating results.

    The Company's revenue consists principally of revenue based on two distinct product lines, the SPECCTRA product line for the PCB market, and the IC CRAFTSMAN product line for the IC market. In 1995, SPECCTRA product revenues accounted for 60% of total revenue, and IC product revenue accounted for 15% of total revenue.

    One customer accounted for approximately 26%, 20% and 11% of revenues for the years ended December 31, 1993, 1994 and 1995, respectively. Two other customers accounted for approximately 17% and 13% of revenues for the year ended December 31, 1993. The loss of, or a significant reduction in revenue from, any of the Company's distributors or OEMs would have a material adverse effect on the Company's business, financial condition and results of operations, at least to the extent such loss is not offset by a corresponding increase in the Company's direct sales.

                        COOPER & CHYAN TECHNOLOGY, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In 1995, 48% of the Company's revenue was earned overseas. Overseas operations entail a number of risks associated with exchange rate fluctuations, longer receivables collection periods, the general economic situation of foreign countries, reduced protection of intellectual property rights, tariffs and other trade barriers.

    Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and trade receivables. The Company's cash and cash equivalents are on deposit with major financial institutions.

    The Company invests its excess cash balances in a variety of short term municipal bond funds and money market funds. The Company has not experienced any material losses from any of these instruments.

    The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. In the year ended December 31, 1995, the Company provided total bad debt provisions of $329,945.

EQUITY INVESTMENTS

    The Company accounts for investments using the equity method when the Company owns a 20% to 50% equity interest. Under this method, the Company's original investment is adjusted by its share of earnings or losses, net of any dividends received.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

    The Company accounts for stock option grants in accordance with the provisions of the Accounting Principle Board's Opinion No. 25, "Accounting for Stock Issued to Employees."

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated over estimated useful lives of three to seven years.

    Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

NET INCOME PER SHARE

    Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins and staff policy, such computations include all common and common equivalent shares issued within 12 months of the Company's initial public offering in October 1995 as if they were outstanding for all periods presented using the treasury stock method. Common

                        COOPER & CHYAN TECHNOLOGY, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) equivalent shares consist of the incremental common shares issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options (using the treasury stock method).

SOFTWARE DEVELOPMENT COSTS

    Under Statement of Financial Accounting Standards No. 86 ("SFAS 86"), software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the establishment of technological feasibility of the Company's products and general release have coincided. As a result, the Company has not capitalized any software development costs because any costs meeting the requirements of SFAS 86 have not been significant.

REVENUE RECOGNITION

    Revenues primarily include revenue from software product shipments and revenue from maintenance contracts. The Company recognizes revenue from software licenses after shipment of the products and fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding and collection of the resulting receivable is deemed probable. When the Company receives payment prior to shipment and fulfillment of significant vendor obligations, such payments are recorded as deferred revenue. Revenue from maintenance contracts is recognized ratably over the related contractual period, generally 12 months. Revenue from customer training, support and other services is recognized as the service is performed.

FOREIGN CURRENCY TRANSLATION

    The Company translates assets and liabilities of its foreign subsidiaries into U.S. dollars at the rates of exchange in effect at the end of the period. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. Gains and losses from this translation are credited or charged to stockholders' equity. Foreign currency transaction gains and losses, which have been immaterial, are included in the results of operations.

2. BUSINESS COMBINATIONS

    On August 28, 1996, the Company completed its acquisition of UniCAD, a leading PCB CAD software developer and distributor. The Company exchanged an aggregate of 460,735 shares of CCT common stock and options for all of the outstanding capital stock and assumption of all of the outstanding stock options of UniCAD, a privately held company. The business combination was treated as a pooling of interests for accounting purposes, and accordingly, the historical financial statements of the Company have been restated as if the transaction occurred at the beginning of the earliest period presented. In connection with the business combination, the Company incurred direct transaction costs of approximately $400,000 which consist of fees for investment banking, legal and accounting services and other related expenses incurred in conjunction with the business combination.

    The Supplemental Consolidated Financial Statements have been prepared to give retroactive effect to the business combination with UniCAD on August 28, 1996. Generally accepted accounting principles prohibit giving effect to a consummated business combination accounted for by the pooling-of-interests

                        COOPER & CHYAN TECHNOLOGY, INC.

2. BUSINESS COMBINATIONS (CONTINUED)
method in financial statements that do not include the date of consummation. The accompanying supplemental consolidated financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the company after financial statements covering the date of consummation of the business combination are issued.

    The table below sets forth the combined net revenues and net income for the periods indicated.

                                                                   COMBINED
                                                                 SUBSEQUENT TO
                                         CCT          UNICAD        MERGER        COMBINED
                                    -------------  ------------  -------------  -------------
Year ended December 31, 1993
  Net revenues....................  $   7,294,445  $         --   $        --   $   7,294,445
  Net income......................      1,041,768            --            --       1,041,768

Year ended December 31, 1994
  Net revenues....................  $  10,832,256  $  4,712,879   $        --   $  15,545,135
  Net income......................        359,603       283,602            --         643,205

Year ended December 31, 1995
  Net revenues....................  $  17,718,073  $  5,723,665   $        --   $  23,441,738
  Net income......................        975,433       353,454            --       1,328,887

Nine months ended
 September 30, 1995 (unaudited)
  Net revenues....................  $  11,721,009  $  4,298,582   $        --   $  16,019,591
  Net income......................        333,534       500,069            --         833,603

Nine months ended
 September 30, 1996 (unaudited)
  Net revenues....................  $  16,297,210  $  3,852,367   $ 5,530,640   $  25,680,217
  Net income (loss)(1)............      1,762,885      (196,321)    1,696,478       3,263,042

------------------------

(1) After the deduction of transaction costs of $400,000.

3. SHORT-TERM INVESTMENTS

    Management determines the appropriate classification of equity securities at the time of purchase and reevaluates such designations as of each balance sheet date.

    The Company has classified its marketable equity and mutual fund securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains and losses being reported in stockholders' equity. Realized gains and losses on available-for-sale securities are included in interest income.

                        COOPER & CHYAN TECHNOLOGY, INC.

3. SHORT-TERM INVESTMENTS (CONTINUED)
    The following is a summary of available-for-sale securities:

                                                           GROSS        GROSS
                                                        UNREALIZED   UNREALIZED     ESTIMATED
                                             COST          GAINS       LOSSES      FAIR VALUE
                                         -------------  -----------  -----------  -------------
December 31, 1994
Equity securities......................  $     149,072   $     889    $   5,154   $     144,807
Mutual funds...........................        205,611         370           --         205,981
                                         -------------  -----------  -----------  -------------
                                         $     354,683   $   1,259    $   5,154   $     350,788
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------
December 31, 1995
Money Market...........................  $   1,412,238   $      --    $      --   $   1,412,238
Municipal Funds........................     22,047,716      19,179           --      22,066,895
                                         -------------  -----------  -----------  -------------
                                         $  23,459,954   $  19,179    $      --   $  23,479,133
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------

    Of the $23,479,133, $76,897 has been included in cash and cash equivalents in the accompanying balance sheet.

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ---------------------------
                                                                       1994          1995
                                                                   ------------  -------------
Property and equipment consists of the following:
Office and computer equipment....................................  $  2,180,301  $   3,552,048
Furniture and fixtures...........................................       259,065        374,133
Purchase software................................................       307,992        495,563
Leasehold improvements...........................................       150,666        378,511
                                                                   ------------  -------------
                                                                      2,898,024      4,800,255
Accumulated depreciation and amortization........................      (879,867)    (1,791,985)
                                                                   ------------  -------------
                                                                   $  2,018,157  $   3,008,270
                                                                   ------------  -------------
                                                                   ------------  -------------

5. INVESTMENT IN EQUITY INVESTEE

    The Company held an investment of 32% in CAD Connection International, Inc. ("CCI"), a company based in Munich, Germany. The Company accounted for the investment using the equity method and because of net losses and write offs, the investment balance at December 31, 1994 was zero. During 1994, the Company wrote off $435,000 pertaining to its investment, related accounts receivable and the settlement of a related legal dispute.

    During the years ended December 31, 1993, 1994 and 1995, the Company made sales of $138,031, $164,592 and zero, respectively, to CCI.

                        COOPER & CHYAN TECHNOLOGY, INC.

5. INVESTMENT IN EQUITY INVESTEE (CONTINUED)
    Summarized financial information of CCI for 1993 and the interim period of 1994 up to the write off of the CCI investment is as follows (in thousands):

                                                                               1993       1994
                                                                             ---------  ---------
                                                                                 (UNAUDITED)
Current assets.............................................................  $   1,052  $   1,043
Noncurrent assets..........................................................         84         84
Current liabilities........................................................        923      1,196
Noncurrent liabilities.....................................................         --         --
Net sales..................................................................      2,302      1,095
Gross profit...............................................................        864        376
Net loss...................................................................       (103)      (272)

6. BANK CREDIT FACILITY

    The Company had a $500,000 revolving line of credit agreement which expired in May 1995. Borrowings under this agreement bore interest at the bank's prime rate plus 1%. The loan was secured by a first position interest in all of the Company's business assets.

7. ACCRUED LIABILITIES

    Accrued liabilities consists of:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                         1994         1995
                                                                      ----------  ------------
Accrued Value Added Tax.............................................  $       --  $    411,231
Other...............................................................     629,436     1,768,796
                                                                      ----------  ------------
                                                                      $  629,436  $  2,180,027
                                                                      ----------  ------------
                                                                      ----------  ------------

8. INCOME TAXES

    The components of the provisions for income taxes consist of the following:

                                                                         YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------
                                                                     1993         1994          1995
                                                                  ----------  ------------  ------------
Current:
  Federal.......................................................  $  496,840  $    581,467  $    913,241
  State.........................................................     142,285       112,708        65,373
  Foreign.......................................................          --            --        16,870
                                                                  ----------  ------------  ------------
                                                                     639,125       694,175       995,484
                                                                  ----------  ------------  ------------
Deferred:
  Federal.......................................................     (21,105)     (269,391)     (262,058)
  State.........................................................     (14,803)      (65,451)      (67,639)
  Foreign.......................................................          --            --            --
                                                                  ----------  ------------  ------------
                                                                     (35,908)     (334,842)     (329,697)
                                                                  ----------  ------------  ------------
                                                                  $  603,217  $    359,333  $    665,787
                                                                  ----------  ------------  ------------
                                                                  ----------  ------------  ------------

                        COOPER & CHYAN TECHNOLOGY, INC.

8. INCOME TAXES (CONTINUED)
    The provisions for income taxes differ from the amount computed by applying the statutory federal income tax rate to income before income taxes. The source and tax effects of the differences are as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                  1993          1994           1995
                                                              ------------  -------------  -------------
Income before provision for income taxes....................  $  1,644,985  $   1,002,538  $   1,994,674
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------
Income tax at statutory federal rate
  (34%, 34%, and 35%).......................................  $    559,295  $     340,863  $     698,136
State income tax, net of federal benefit....................        84,138         31,190         (1,473)
Research and development tax credits........................       (62,687)      (108,500)      (101,786)
Foreign losses not benefited................................            --             --         24,783
Other.......................................................        22,471         95,780         46,127
                                                              ------------  -------------  -------------
                                                              $    603,217  $     359,333  $     665,787
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities computed in accordance with FAS 109 are as follows:

                                                                           AS OF DECEMBER 31,
                                                                ----------------------------------------
                                                                    1993          1994          1995
                                                                ------------  ------------  ------------
Deferred tax assets:
  Nondeductible reserves and accruals.........................  $    580,794  $    215,647  $         --
  Less, valuation allowance...................................      (206,699)      (77,449)           --
  Other--net..................................................        16,615        72,093            --
  Foreign investment tax credits..............................       209,760        80,836            --
                                                                ------------  ------------  ------------
  Net deferred tax assets.....................................       600,470       291,127            --
                                                                ------------  ------------  ------------
Deferred tax liabilities:
  Cash to accrual.............................................      (102,399)     (145,375)     (266,536)
  Depreciation................................................      (173,663)     (110,448)      (70,673)
  Other--net..................................................       (14,429)      (55,057)      (17,386)
                                                                ------------  ------------  ------------
Total deferred tax liabilities................................      (290,491)     (310,880)     (354,595)
                                                                ------------  ------------  ------------
Net deferred tax assets (liabilities).........................  $    309,979  $    (19,753) $   (354,595)
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

    The company's Canadian subsidiary has provincial tax loss carryforwards available of approximately $62,000 expiring in 2001 and 2002. In addition, the subsidiary has investment tax credits of approximately $209,760 which expire in 2004 and 2005. A valuation allowance has been provided to reduce the deferred tax assets to an amount management believes is more likely than not to be realized. During 1995, the valuation allowance was increased by $129,250 primarily as a result of additional investment tax credits being generated by the Canadian subsidiary.

                        COOPER & CHYAN TECHNOLOGY, INC.

9. PREFERRED STOCK

    In May 1995, the Company sold 250,000 shares of Series A preferred stock to Mentor Graphics Corporation for $1,500,000 and 166,666 shares of Series A preferred stock for $999,981 to Marubeni Hytech Corporation, a Japanese corporation.

    In October 1995, the Company completed the initial public offering of its common stock. In connection with this offering, all outstanding shares of Series A convertible preferred stock were automatically converted into common stock. At December 31, 1995, the Company is authorized to issue 5,000,000 shares of undesignated preferred stock.

10. EQUITY PLANS

    In 1989, the Company adopted the 1989 Stock Option Plan (the "1989 Plan") which provides for the issuance of up to 2,000,000 shares of the Company's common stock. Options may be granted under the 1989 Plan to employees, officers and directors of the Company. In 1993, the Company adopted the 1993 Equity Incentive Plan (the "1993 Plan") which provides for the issuance of up to 2,200,000 shares of the Company's common stock. The 1993 Plan authorizes the award of options, stock bonuses and opportunities to purchase restricted stock. The 1989 Plan was terminated upon the adoption of the 1993 Plan. Incentive stock options may be granted at a price not less than the fair market value of the stock (110% of the fair market value for options granted to stockholders owning 10% or more of the voting stock) at the date of the grant. Restricted stock may be granted at not less than 85% of the fair market value of the common stock at the date of grant. Options expire ten years from the date of grant (five years for options issued to owners of 10% or more of the voting stock) and vest over a five-year period.

    In August 1995, the Company's board of directors authorized an increase in the number of shares available for grant under the 1993 Plan by 2,000,000 shares. In addition, the Company's board of directors adopted the 1995 Directors Stock Option Plan which authorized the issuance of 150,000 shares. This Plan provides for each outside director to be granted an option to purchase 20,000 of common stock on the date on which such person first becomes an outside Director following the effective date of the Director Option Plan and, annually thereafter, an option to purchase 5,000 shares of common stock. The exercise price of such options will be the fair market value at the date of grant. The initial options vest over 4 years. Through December 31, 1995, 40,000 shares have been granted under this plan.

                        COOPER & CHYAN TECHNOLOGY, INC.

10. EQUITY PLANS (CONTINUED)
    Incentive and nonqualified stock option activity under the above-mentioned Plans is as follows:

                                                                       SHARES UNDER
                                                    SHARES          OUTSTANDING OPTIONS
                                                   AVAILABLE   -----------------------------
                                                   FOR GRANT     SHARES          PRICE
                                                  -----------  -----------  ----------------

Balance at December 31, 1993....................      435,080    1,581,400  $  0.01 - $ 0.26
  Additional shares authorized for grant........    1,376,682           --  $     -- - $  --
  Options granted...............................   (1,056,962)   1,056,962  $  0.01 - $ 1.25
  Options exercised.............................           --     (537,392) $  0.01 - $ 0.26
  Options cancelled.............................       14,808      (14,808) $    -- - $ 0.24
                                                  -----------  -----------  ----------------

Balance at December 31, 1994                          769,608    2,086,162  $  0.01 - $ 1.25
  Additional shares authorized for grant........    2,243,284           --  $     -- - $  --
  Options granted...............................   (1,266,459)   1,266,459  $  0.01 - $14.00
  Options exercised.............................           --     (822,838) $  0.01 - $ 1.25
  Options cancelled.............................      261,521     (261,521) $  0.01 - $ 4.50
                                                  -----------  -----------  ----------------

Balance at December 31, 1995....................    2,007,954    2,268,262  $  0.01 - $14.00
                                                  -----------  -----------  ----------------
                                                  -----------  -----------  ----------------

    At December 31, 1995, options to acquire 333,016 shares were exercisable (December 31, 1994-- 756,680).

    In August 1995, the Company's board of directors adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan") which authorizes the issuance of 150,000 shares of common stock. Shares may be purchased under the Purchase Plan at 85% of the lesser of the fair market value of the common stock on the date of grant or the purchase date.

    The Company has recorded deferred compensation expense of $580,100 for the difference between the grant price and the deemed fair market value of certain of the Company's common stock options granted in 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Compensation expense recognized in 1995 totaled $66,917 and $109,277 of deferred compensation was canceled due to employee terminations. At December 31, 1995 deferred compensation totaled $404,626.

11. COMMITMENTS

FACILITY LEASES

    The Company leases office facilities under noncancelable operating leases. In addition to monthly rent, the Company is responsible for the payment of certain operating costs. Rent expense was approximately $235,000, $439,615 and $704,253 for the years ended December 31, 1993, 1994 and 1995, respectively.

                        COOPER & CHYAN TECHNOLOGY, INC.

11. COMMITMENTS (CONTINUED)
    Future minimum lease payments are as follows:

                                                              YEAR ENDING
                                                              DECEMBER 31
                                                              ------------
1996........................................................   $  860,350
1997........................................................      840,927
1998........................................................      744,177
1999........................................................      670,002
2000........................................................      326,366
                                                              ------------
                                                               $3,441,822
                                                              ------------
                                                              ------------

12. EXPORT SALES

    The Company markets its products in the United States and in foreign countries through its sales personnel and distributors. The Company's export sales are as follows:

                                                                  DECEMBER 31,
                                                   ------------------------------------------
                                                       1993           1994          1995
                                                   -------------  ------------  -------------
Europe...........................................  $     786,236  $  2,075,822  $   3,952,658
Asia.............................................      1,443,717     2,101,585      3,600,552
Canada...........................................             --     3,628,349      3,700,686
Other............................................             --       108,967         52,267
                                                   -------------  ------------  -------------
                                                   $   2,229,953  $  7,914,723  $  11,306,163
                                                   -------------  ------------  -------------
                                                   -------------  ------------  -------------

13. EMPLOYEE BENEFIT PLAN

    The Company has a deferred contribution plan which covers substantially all employees over the age of 21 completing at least one year of service. Company contributions to the Plan are determined annually at the discretion of the board of directors and vest over six years of service. Employee contributions are fully vested at all times. Employer contributions for 1993, 1994 and 1995 were $184,176, $285,000 and zero respectively.

14. PURCHASE RIGHTS

    The Company has included purchase right provisions in certain of its OEM agreements. Generally, pursuant to these provisions, the Company must notify such OEMs whenever the Company intends to accept certain third-party offers to acquire an interest in the Company, whereupon the OEM has the opportunity to enter a competing bid meeting specified conditions.

15. EVENTS SUBSEQUENT TO THE DATE OF THE AUDITORS REPORT

    On October 28, 1996, the Company entered into a definitive agreement to be acquired by Cadence, a leading supplier of business solutions for the design of electronic components and systems. Under the terms of the agreement, each share of CCT common stock will be exchanged for 0.85 shares of Cadence common stock. In accordance with the same conversion ratio, each option to purchase shares of CCT common stock will be assumed by Cadence and will be converted into an option to purchase that number of shares of Cadence common stock. Based on the number of outstanding shares of CCT common stock

                        COOPER & CHYAN TECHNOLOGY, INC.

15. EVENTS SUBSEQUENT TO THE DATE OF THE AUDITORS REPORT (CONTINUED) and CCT options on October 28, 1996, it is anticipated that Cadence will issue approximately 11.0 million shares of Cadence common stock and assume employee stock options to purchase approximately 1.9 million shares of Cadence common stock.

    The transaction is intended to be a tax-free reorganization and is anticipated to be accounted for as a pooling of interests. Consummation of the merger is subject to review by the United States Department of Justice under the Hart-Scot-Rodino Antitrust Improvements Act of 1976, as amended, approval by the stockholders of the Company, and normal closing conditions. Upon completion of the merger, the Company will become a wholly-owned subsidiary of Cadence.

                                   APPENDIX A
----------------------------------------------------------------------
----------------------------------------------------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     among:

                         CADENCE DESIGN SYSTEMS, INC.,
                            a Delaware corporation;

                         WYOMING ACQUISITION SUB, INC.,
                            a Delaware corporation;

                                      and

                        COOPER & CHYAN TECHNOLOGY, INC.,
                             a Delaware corporation

                             ---------------------

                          Dated as of October 28, 1996

                             ---------------------

----------------------------------------------------------------------
----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
   SECTION 1.    DESCRIPTION OF TRANSACTION................................  A-1
           1.1   Merger of Merger Sub into the Company.....................  A-1
           1.2   Effect of the Merger......................................  A-1
           1.3   Closing; Effective Time...................................  A-1
           1.4   Certificate of Incorporation and Bylaws; Directors and
                   Officers................................................  A-1
           1.5   Conversion of Shares......................................  A-2
           1.6   Closing of the Company's Transfer Books...................  A-2
           1.7   Exchange of Company Stock Certificates....................  A-3
           1.8   Tax Consequences..........................................  A-4
           1.9   Accounting Consequences...................................  A-4
           1.10  Further Action............................................  A-4

   SECTION 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............  A-4
           2.1   Due Organization; Subsidiaries; Etc.......................  A-4
           2.2   Certificate of Incorporation and Bylaws...................  A-5
           2.3   Capitalization, Etc.......................................  A-5
           2.4   SEC Filings; Financial Statements.........................  A-6
           2.5   Absence of Changes........................................  A-6
           2.6   Title to Assets...........................................  A-8
           2.7   Equipment; Leaseholds.....................................  A-8
           2.8   Proprietary Assets........................................  A-8
           2.9   Contracts.................................................  A-10
           2.10  Liabilities...............................................  A-12
           2.11  Compliance with Legal Requirements........................  A-12
           2.12  Certain Business Practices................................  A-12
           2.13  Governmental Authorizations...............................  A-12
           2.14  Tax Matters...............................................  A-12
           2.15  Employee and Labor Matters; Benefit Plans.................  A-13
           2.16  Environmental Matters.....................................  A-15
           2.17  Insurance.................................................  A-15
           2.18  Transactions with Affiliates..............................  A-15
           2.19  Legal Proceedings; Orders.................................  A-16
           2.20  Authority; Inapplicability of Anti-takeover Statutes;
                   Binding Nature of Agreement.............................  A-16
           2.21  Section 203 of the DGCL Not Applicable....................  A-16
           2.22  No Existing Discussions...................................  A-16
           2.23  Accounting Matters........................................  A-16
           2.24  Vote Required.............................................  A-17
           2.25  Non-Contravention; Consents...............................  A-17
           2.26  Fairness Opinion..........................................  A-18
           2.27  Financial Advisor.........................................  A-18
           2.28  Full Disclosure...........................................  A-18

                                                                             PAGE
                                                                             ----
   SECTION 3.    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB...  A-18
           3.1   Organization, Standing and Power..........................  A-18
           3.2   Capitalization, Etc.......................................  A-18
           3.3   SEC Filings; Financial Statements.........................  A-20
           3.4   Absence of Certain Changes or Events......................  A-20
           3.5   Title to Assets...........................................  A-21
           3.6   Proprietary Assets........................................  A-21
           3.7   Liabilities...............................................  A-21
           3.8   Compliance with Legal Requirements........................  A-21
           3.9   Governmental Authorizations...............................  A-22
           3.10  Legal Proceedings; Orders.................................  A-22
           3.11  Vote Required.............................................  A-22
           3.12  Authority; Binding Nature of Agreement....................  A-22
           3.13  Non-Contravention; Consents...............................  A-22
           3.14  Valid Issuance............................................  A-23
           3.15  Accounting Matters........................................  A-23
           3.16  Full Disclosure...........................................  A-23

   SECTION 4.    CERTAIN COVENANTS OF THE PARTIES..........................  A-24
           4.1   Access and Investigation..................................  A-24
           4.2   Operation of the Company's Business.......................  A-25
           4.3   No Solicitation...........................................  A-27
           4.4   Notification by Parent....................................  A-27

   SECTION 5.    ADDITIONAL COVENANTS OF THE PARTIES.......................  A-28
           5.1   Registration Statement; Prospectus/Proxy Statement........  A-28
           5.2   Company Stockholders' Meeting.............................  A-28
           5.3   Regulatory Approvals......................................  A-29
           5.4   Stock Options.............................................  A-30
           5.5   Indemnification of Officers and Directors.................  A-31
           5.6   Pooling of Interests......................................  A-32
           5.7   Additional Agreements.....................................  A-32
           5.8   Disclosure................................................  A-33
           5.9   Affiliate Agreements......................................  A-34
           5.10  Tax Matters...............................................  A-34
           5.11  Letter of the Company's Accountants.......................  A-34
           5.12  Employment Matters........................................  A-34
           5.13  Parent Plans and Benefit Arrangements.....................  A-34
           5.14  NYSE Listing..............................................  A-35
           5.15  Resignation of Officers and Directors.....................  A-35
           5.16  FIRPTA Matters............................................  A-35

                                                                             PAGE
                                                                             ----
   SECTION 6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER
                   SUB.....................................................  A-35
           6.1   Accuracy of Representations...............................  A-35
           6.2   Performance of Covenants..................................  A-35
           6.3   Effectiveness of Registration Statement...................  A-35
           6.4   Stockholder Approval......................................  A-35
           6.5   Consents..................................................  A-35
           6.6   Agreements and Documents..................................  A-36
           6.7   Employees.................................................  A-36
           6.8   No Material Adverse Change................................  A-37
           6.9   FIRPTA Compliance.........................................  A-37
           6.10  HSR Act...................................................  A-37
           6.11  Listing...................................................  A-37
           6.12  No Restraints.............................................  A-37
           6.13  No Governmental Litigation................................  A-37
           6.14  No Other Litigation.......................................  A-37

   SECTION 7.    CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY.........  A-37
           7.1   Accuracy of Representations...............................  A-37
           7.2   Performance of Covenants..................................  A-38
           7.3   Effectiveness of Registration Statement...................  A-38
           7.4   Documents.................................................  A-38
           7.5   No Material Adverse Change................................  A-38
           7.6   HSR Act...................................................  A-38
           7.7   Listing...................................................  A-38
           7.8   No Restraints.............................................  A-38

   SECTION 8.    TERMINATION...............................................  A-38
           8.1   Termination...............................................  A-38
           8.2   Effect of Termination.....................................  A-40
           8.3   Expenses; Termination Fees................................  A-40

   SECTION 9.    MISCELLANEOUS PROVISIONS..................................  A-41
           9.1   Amendment.................................................  A-41
           9.2   Waiver....................................................  A-41
           9.3   No Survival of Representations and Warranties.............  A-41
           9.4   Entire Agreement; Counterparts; Applicable Law............  A-41
           9.5   Disclosure Schedule.......................................  A-42
           9.6   Attorneys' Fees...........................................  A-42
           9.7   Assignability.............................................  A-42
           9.8   Notices...................................................  A-42
           9.9   Cooperation...............................................  A-43
           9.10  Construction..............................................  A-43

                                    EXHIBITS

Exhibit A   --   Certain definitions
Exhibit B   --   Form of Certificate of Incorporation of Surviving Corporation
Exhibit C   --   Form of Affiliate Agreement
Exhibit D   --   Form of Continuity of Interest Certificate
Exhibit E   --   Form of Employment Agreement
Exhibit F   --   Form of Option Agreement

                               AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION

    THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of October 28, 1996, by and among: CADENCE DESIGN SYSTEMS, INC., a Delaware corporation ("Parent"); WYOMING ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and COOPER & CHYAN TECHNOLOGY, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

    A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

    B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For accounting purposes, it is intended that the Merger be treated as a "pooling of interests."

    C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

                                   AGREEMENT

    The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.  DESCRIPTION OF TRANSACTION

    1.1 MERGER OF MERGER SUB INTO THE COMPANY. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

    1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

    1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California, at 10:00 a.m. on a date to be designated by Parent (the "Closing Date"), which (subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7) shall be no later than the fifteenth business day after satisfaction of the latest to occur of the conditions set forth in Sections 6.4,
6.10 and 6.11. Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time").

    1.4  CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND
OFFICERS.  Unless otherwise determined by Parent prior to the Effective Time:

        (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

        (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

        (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

    1.5  CONVERSION OF SHARES.

    (a) Subject to Section 1.5(d), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

        (i) any shares of Company Common Stock then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled;

        (ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other subsidiary of Parent shall be canceled;

       (iii) except as provided in clauses "(i)" and "(ii)" above and subject to
    Section 1.5(b), each share of Company Common Stock then outstanding shall be converted into the right to receive eighty-five hundredths (0.85) of a share of Parent Common Stock; and

        (iv) each share of the common stock, par value $0.001 per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

    (b) The fraction of a share of Parent Common Stock into which each outstanding share of Company Common Stock is to be converted pursuant to Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with this Section 1.5(b)) is referred to as the "Exchange Ratio." If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

    (c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

    (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the NYSE on the date the Merger becomes effective.

    1.6 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

    1.7  EXCHANGE OF COMPANY STOCK CERTIFICATES.

    (a) Prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

    (b) As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Subject to Section 1.5(d), upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section
1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

    (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled to receive all such dividends and distributions, without interest).

    (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates on the first anniversary of the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with Section 1.7(b) shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

    (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

    (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    1.9 ACCOUNTING CONSEQUENCES. For accounting purposes, the Merger is intended to be treated as a "pooling of interests."

    1.10 FURTHER ACTION. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Company SEC Documents (as defined in Section 2.4(a)), excluding the exhibits thereto, or in the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.5 and that has been delivered by the Company to Parent on the date of this Agreement and signed by the President of the Company (the "Company Disclosure Schedule"):

    2.1  DUE ORGANIZATION; SUBSIDIARIES; ETC.

    (a) Part 2.1 of the Company Disclosure Schedule identifies each Entity in which the Company owns any shares of capital stock, or in which the Company owns any equity interest of any nature, together with the number of shares owned by and the percentage ownership held by the Company. (The Company and each of its direct and indirect majority-owned subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations"). None of the Acquired Corporations has agreed or is obligated to make any future investment in or capital contribution to any Entity. None of the Acquired Corporations has, at any time, been a general partner of any general partnership, limited partnership or other Entity.

    (b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

    (c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on the Acquired Corporations.

    2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto.

    2.3  CAPITALIZATION, ETC.

    (a) The authorized capital stock of the Company consists of: (i) 30,000,000 shares of Company Common Stock, of which 12,986,056 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company or held by any of the subsidiaries of the Company. Except as set forth in Part 2.3(b) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. Upon consummation of the Merger, (A) the shares of Parent Common Stock issued in exchange for any shares of Company Common Stock that are subject to a Contract pursuant to which the Company has the right to repurchase, redeem or otherwise reacquire any shares of Company Common Stock will, without any further act of Parent, the Company or any other Person, become subject to the restrictions, conditions and other provisions contained in such Contract, and (B) Parent will automatically succeed to and become entitled to exercise the Company's rights and remedies under any such Contract. The Company is under no obligation to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

    (b) As of the date of this Agreement: (i) 47,711 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and currently outstanding under the Company's 1989 Stock Option Plan; (ii) 2,073,660 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and currently outstanding under the Company's 1993 Equity Incentive Plan; (iii) 50,000 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and currently outstanding under the Company's 1995 Directors Stock Option Plan; and (iv) 150,000 shares of Company Common Stock are reserved for future issuance under the Company's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"). (Stock options granted by the Company pursuant to the 1989 Stock Option Plan, the 1993 Equity Incentive Plan and the 1995 Directors Stock Option Plan are referred to in this Agreement as "Company Options.") Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the extent to which such Company Option is vested as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which the Company has ever granted stock options.

    (c) Except as set forth in Part 2.3 of the Company Disclosure Schedule there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the best of the knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

    (d) All outstanding shares of Company Common Stock, all outstanding Company Options, and, to the best of the knowledge of the Company, all outstanding shares of capital stock of each of the subsidiaries of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

    (e) All of the outstanding shares of capital stock of each of the subsidiaries of the Company are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

    2.4  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) The Company has delivered to Parent accurate and complete copies of each report, registration statement (on a form other than Form S-8) and definitive proxy statement (excluding copies of exhibits) filed by the Company with the SEC since October 30, 1995 (the "Company SEC Documents"), including the Company's Registration Statement on Form S-1 filed with the SEC on October 30, 1995, and the Company's prospectus contained therein. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (b) The financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (iii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods covered thereby.

    (c) The Company has delivered to Parent an unaudited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1996 (the "Company Unaudited Interim Balance Sheet"), and the related unaudited consolidated income statement, statement of stockholders' equity and statement of cash flows of the Company for the nine months then ended. The financial statements referred to in this Section 2.4(c): (i) were prepared in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in Section 2.4(b) were prepared (except that the financial statements referred to in this Section 2.4(c) do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present the consolidated financial position of the Company and its subsidiaries as of September 30, 1996 and the consolidated results of operations and cash flows of the Company and its subsidiaries for the period covered thereby.

    2.5  ABSENCE OF CHANGES.  Between September 30, 1996 and the date of this
Agreement:

        (a) there has not been any material adverse change in the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole, and no event has occurred that would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (b) there has not been any loss, damage or destruction to, or any interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

        (d) none of the Acquired Corporations has sold, issued, granted or authorized the issuance or grant of (i) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options), (ii) any option, call, warrant or right to acquire any capital stock or any other security (except for Company Options described in Part 2.3(b) of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

        (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company's stock option plans, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

        (f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (g) none of the Acquired Corporations has (i) received any Acquisition Proposal, or (ii) solicited, initiated, encouraged or induced, or provided any nonpublic information to or entered into any discussions with any Person for the purpose of soliciting, initiating, encouraging or inducing, the making or submission of any Acquisition Proposal;

        (h) none of the Acquired Corporations has formed any subsidiary or acquired any equity interest or other interest in any other Entity;

        (i) none of the Acquired Corporations has made any capital expenditure in any calendar month which, when added to all other capital expenditures made on behalf of the Acquired Corporations in such calendar month results in such capital expenditures exceeding $100,000 in the aggregate;

        (j) none of the Acquired Corporations has amended or prematurely terminated, or waived any right or remedy under, any Material Contract (as defined in Section 2.9), except for amendments, terminations or waivers that have not had and could not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (k) none of the Acquired Corporations has (i) acquired, leased or licensed any material right or other asset from any other Person, except in ordinary course of business and consistent with past practices, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other asset to any other Person, except in the ordinary course of business and consistent with past practices, or (iii) waived or relinquished any material right;

        (l) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any material amount of accounts receivable or other indebtedness;

        (m) none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Encumbrances of assets made in the ordinary course of business and consistent with past practices;

        (n) none of the Acquired Corporations has (i) lent, or made any advance of, more than $10,000 to any one Person or more than $100,000 to all Persons to whom any of the Acquired Corporations has lent money or otherwise made advances, or (ii) incurred or guaranteed any indebtedness for borrowed money;

        (o) none of the Acquired Corporations has (i) established or adopted any employee benefit plan, (ii) caused or permitted any employee benefit plan to be amended in any material respect, or (iii) except for bonus, profit-sharing and similar payments made in the ordinary course of business and consistent with past practices, paid any bonus or made any profit-sharing or similar payment to, materially increased the amount of commissions payable to, or materially increased the amount of the wages, salary, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

        (p) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

        (q) none of the Acquired Corporations has made any material Tax election;

        (r) none of the Acquired Corporations has commenced or settled any Legal Proceeding;

        (s) none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or would reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; and

        (t) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses "(c)" through "(s)" above.

    2.6 TITLE TO ASSETS. The Acquired Corporations own, and have good, valid and marketable title to, all assets purported to be owned by them, including:
(i) all assets reflected on the Company Unaudited Interim Balance Sheet (except for assets sold or otherwise disposed of since the date of the Company Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (x) any Encumbrance for current taxes not yet due and payable, (y) minor Encumbrances that have arisen in the ordinary course of business, and (z) Encumbrances that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations.

    2.7 EQUIPMENT; LEASEHOLDS. All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Corporations in the manner in which such business is currently being conducted. None of the Acquired Corporations own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Company Disclosure Schedule.

    2.8  PROPRIETARY ASSETS.

    (a) Part 2.8(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.8(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of all other Proprietary

Assets owned by the Acquired Corporations that are material to the business of the Acquired Corporations. The Acquired Corporations have good, valid and marketable title to all of the Proprietary Assets identified in Parts 2.8(a)(i) and 2.8(a)(ii) of the Company Disclosure Schedule, free and clear of all liens, pledges, security interests or hypothecations, except for (i) any lien for current taxes not yet due and payable, (ii) immaterial liens, pledges, security interests or hypothecations that have arisen in the ordinary course of business, and (iii) liens, pledges, security interests or hypothecations that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of either of the Acquired Corporations. The Acquired Corporations have a valid right to use all Proprietary Assets being used by the Acquired Corporations. None of the Acquired Corporations has developed jointly with any other Person any Proprietary Asset that is embodied in or related to any of the Company's products identified in
Part 2.8(a)(ii) of the Company Disclosure Schedule with respect to which such other Person has any rights (except that such other Person may have rights to certain Proprietary Assets embodied in translators or interfaces that are part of the products identified in Part 2.8(a)(ii) of the Company Disclosure Schedule, which rights do not materially detract from the value to the Company of any Proprietary Asset owned by any of the Acquired Corporations or materially impair the business or operations of any of the Acquired Corporations).

    (b) The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Proprietary Assets owned by or licensed to any of the Acquired Corporations (except for any such Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.8 of the Company Disclosure Schedule, all current and former employees, consultants and independent contractors of the Acquired Corporations who are or were involved in, or who have contributed to, the creation or development of any material Proprietary Asset owned by or licensed to any of the Acquired Corporations have executed and delivered to the Acquired Corporations an agreement that is substantially similar to the form of Invention Assignment and Proprietary Information Agreement previously delivered by the Company to Parent, except for current or former employees, consultants or independent contractors whose failure to execute and deliver such an Employee Information Assignment and Proprietary Information Agreement has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. To the best of the knowledge of the Company, no current or former employee, officer, director, consultant (who is or was involved in, or who has contributed to, the creation or development of any material Proprietary Asset owned by any of the Acquired Corporations) or independent contractor (who is or was involved in, or who has contributed to, the creation or development of any material Proprietary Asset owned by any of the Acquired Corporations) has any right, claim or interest in or with respect to any material Proprietary Asset owned by any of the Acquired Corporations.

    (c) To the best of the knowledge of the Company: (i) all patents, trademarks, service marks and copyrights owned by any of the Acquired Corporations and material to the business of any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Proprietary Assets owned by any of the Acquired Corporations and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) infringes or misappropriates any Proprietary Asset owned by any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (iii) none of the Acquired Corporations is infringing, misappropriating or making any unlawful use of any Proprietary Asset owned by any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (iv) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, any Proprietary Asset of any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonable be expected to have a Material Adverse Effect on the Acquired Corporations; (v) since September 30, 1995, none of the Acquired Corporations has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (vi) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes any material Proprietary Asset owned by any of the Acquired Corporations, except where such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    (d) The Proprietary Assets owned by or licensed to the Acquired Corporations constitute all the Proprietary Assets necessary to enable the Acquired Corporations to conduct their business substantially in the manner in which such business has been and is being conducted.

    (e) Except as set forth in Part 2.8(e) of the Company Disclosure Schedule, none of the Acquired Corporations has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code, or any material portion or aspect of the source code, or any material proprietary information or algorithm contained in any source code, of any material Proprietary Asset owned by any of the Acquired Corporations. No event has occurred, and no circumstance or condition exists, that (with or without notice or mere lapse of time) will, or would reasonably be expected to, result in the disclosure or delivery to any Person of the source code, or any material portion or aspect of the source code, or any material proprietary information or algorithm contained in any source code, of any material Proprietary Asset owned by or licensed to any of the Acquired Corporations. Part 2.8(e) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited or is required to deposit with an escrowholder or any other Person the source code, or any material portion or aspect of the source code, or any material proprietary information or algorithm contained in or relating to any source code, of any material Proprietary Asset owned by any of the Acquired Corporations, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby, in and of itself, would reasonably be expected to result in the release from escrow of the source code, or any material portion or aspect of the source code, or any material proprietary information or algorithm contained in or relating to any source code, of any material Proprietary Asset owned by any of the Acquired Corporations.

    2.9  CONTRACTS.

    (a) Part 2.9(a) of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract." (For purposes of this Agreement, each of the following shall be deemed to constitute a "Material Contract":

        (i) any Contract providing for the employment of, or the performance of services by, any employee or consultant (to the extent such consultant may not be terminated without penalty on no more than 30 days notice), and any Contract pursuant to which any of the Acquired Corporations is required to make any severance, termination or similar payment, relocation payment or any other payment (including any bonus payment, but excluding payments in respect of salary or commissions earned by employees of the Company in the ordinary course of business and consistent with past practices) in excess of $25,000, to any current or former employee or director of any of the Acquired Corporations;

        (ii) any Contract (A) relating to the acquisition, transfer, development, sharing, license (to or by any of the Acquired Corporations), use or other exploitation of any Proprietary Asset (except for any Contract pursuant to which (1) any Proprietary Asset is licensed to the Acquired Corporations under any third party software license generally available to the public, and (2) any Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis); or (B) of the type referred to in Section 2.8(e);

       (iii) any Contract which provides for indemnification of any officer, director, employee or agent of any of the Acquired Corporations;

        (iv) any Contract imposing any restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

        (v) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

        (vi) any Contract requiring that the Company give any notice or provide any information to any Person prior to accepting any Acquisition Proposal;

       (vii) any Contract (A) that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $25,000 in the aggregate, and (B) that has a term of more than 90 days and that may not be terminated by such Acquired Corporation (other than for breach of any such Contract and, in any event, without penalty) within 90 days after the delivery of a termination notice by such Acquired Corporation; and

      (viii) any Contract (not otherwise identified in clauses "(i)" through "(vii)" of this sentence) that is or would be material to any of the Acquired Corporations, to the business, condition, capitalization or operations of any of the Acquired Corporations or to any of the transactions contemplated by this Agreement. There is no Acquired Corporation Contract to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations.

    (b) Each Material Contract is valid and in full force and effect, and is enforceable by an Acquired Corporation in accordance with its terms, subject to
(i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    (c) (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the best of the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Contract, except for defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; (ii) to the best of the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and
(iii) since December 31, 1995, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired

Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    2.10 LIABILITIES. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured (of the type required to be reflected in a balance sheet of the Acquired Corporations prepared in accordance with generally accepted principles), except for: (a) liabilities identified as such in the "liabilities" column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring liabilities that have been incurred by the Acquired Corporations since September 30, 1996 in the ordinary course of business and consistent with past practices; and (c) liabilities that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    2.11 COMPLIANCE WITH LEGAL REQUIREMENTS. Each of the Acquired Corporations is, and has at all times since September 30, 1995 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. Since September 30, 1995, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

    2.12 CERTAIN BUSINESS PRACTICES. None of the Acquired Corporations nor any director, officer, agent or employee of any of the Acquired Corporations has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

    2.13 GOVERNMENTAL AUTHORIZATIONS. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted, except where the failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. All such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is, and at all times since September 30, 1995 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to be in compliance with the terms and requirements of such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. Since September 30, 1995, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

    2.14  TAX MATTERS.

    (a) All material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

    (b) The Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles, except where the failure to accrue such liabilities has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. Each Acquired Corporation will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from September 30, 1996 through the Closing Date.

    (c) No Acquired Corporation Return has been examined or audited by any Governmental Body since December 31, 1994. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

    (d) No claim or Legal Proceeding is pending or, to the best of the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

    (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

    2.15  EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

    (a) Part 2.15(a) of the Company Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (collectively, the "Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations.

    (b) Except as set forth in Part 2.15(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to, and none of the Acquired Corporations has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of employees or former employees of any of the Acquired Corporations (a "Pension Plan").

    (c) Except as set forth in Part 2.15(a) of the Company Disclosure Schedule, none of the Acquired Corporations maintains, sponsors or contributes to any: (i) employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of any employees or former employees of any of the Acquired Corporations (a "Welfare Plan"), or (ii) self-funded medical, dental or other similar Plan. None of the Plans identified in the Company Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

    (d) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. None of the Acquired Corporations has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

    (e) None of the Acquired Corporations has any plan or commitment to create any Welfare Plan or any additional Pension Plan, or to modify or change any existing Pension Plan (other than to comply with applicable law) in a manner that would affect any employee of any of the Acquired Corporations.

    (f) Except as set forth in Part 2.15 of the Company Disclosure Schedule, no Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee of any of the Acquired Corporations after any such employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to
Section 4980B of the Code, (ii) benefits accrued as liabilities on the Company Unaudited Interim Balance Sheet, and (iii) benefits the full cost of which are borne by current or former employees of any of the Acquired Corporations (or the employees' beneficiaries)).

    (g) With respect to any Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code ("COBRA") have been complied with in all material respects. None of the Acquired Corporations has any obligation or liability as of the date of this Agreement under any of the provisions of COBRA which would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    (h) Each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including but not limited to ERISA and the Code.

    (i) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked.

    (j) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of any of the Acquired Corporations (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

    (k) Part 2.15(k) of the Company Disclosure Schedule contains a list of all salaried employees of the Company as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. None of the Acquired Corporations is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. Except as set forth in Part 2.15 of the Company Disclosure Schedule, all of the employees of the Acquired Corporations are "at will" employees.

    (l) To the best of the knowledge of the Company, there is no employee of the Company who is not fully available to perform work because of disability or other leave.

    (m) Each of the Acquired Corporations is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters, except with respect to any back payment that might be required to be made by the Company because of the possible characterization of independent contractors as employees of the Company.

    (n) Each of the Acquired Corporations has good labor relations, and none of the Acquired Corporations has any knowledge of any facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Corporations, or (ii) any of the employees of any of the Acquired Corporations intends to terminate his or her employment with the Acquired Corporation with which such employee is employed.

    2.16 ENVIRONMENTAL MATTERS. To the best of the knowledge of the Company, each of the Acquired Corporations is in compliance in all respects with all applicable Environmental Laws (as defined in this Section 2.16) (which compliance includes the possession by each of the Acquired Corporations of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where the failure to comply has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance with any Environmental Law, and, to the best of the knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by any of the Acquired Corporations with any Environmental Law in the future. To the best of the knowledge of the Company, no current or prior owner of any property leased or controlled by any of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Acquired Corporations is not in compliance with any Environmental Law. To the best of the knowledge of the Company, all property that is leased to, controlled by or used by the Company, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature. (For purposes of this Section 2.16:(i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

    2.17 INSURANCE. The Company has delivered to Parent a copy of each material insurance policy and each material self insurance program relating to the business, assets or operations of any of the Acquired Corporations. Each such insurance policy is in full force and effect. Since December 31, 1993, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending claim (including any workers' compensation claim) under or based upon any insurance policy of any of the Acquired Corporations; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such claim, except where such claim has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    2.18 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Company SEC Documents, since the date of the Company's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.18 of the Company Disclosure Schedule identifies each person who is an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of the Company as of the date of this Agreement.

    2.19  LEGAL PROCEEDINGS; ORDERS.

    (a) There is no material pending Legal Proceeding, and, to the best of the knowledge of the Company, no Person has since September 30, 1995 threatened to commence any material Legal Proceeding that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations. Without limiting the generality of the foregoing, to the best of the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to cause or provide a basis for a director, officer or other Representative of any of the Acquired Corporations to seek indemnification from, or commence a Legal Proceeding against or involving, any of the Acquired Corporations.

    (b) There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject, except for any orders, writs, injunctions, judgments or decrees which have not had and would not be reasonably expected to have a Material Adverse Effect on the Acquired Corporations. To the best of the knowledge of the Company, no officer or other employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

    2.20 AUTHORITY; INAPPLICABILITY OF ANTI-TAKEOVER STATUTES; BINDING NATURE OF AGREEMENT. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously approved the execution, delivery and performance of this Agreement by the Company and has unanimously approved the Merger, and (c) unanimously recommended the adoption and approval of this Agreement and the Merger by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2). This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    2.21 SECTION 203 OF THE DGCL NOT APPLICABLE. As of the date hereof and at all times on or prior to the Effective Time, the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement. Prior to the execution of those certain Voting Agreements of even date herewith between Parent and each of John F. Cooper, David Chyan, John R. Harding, William Portelli and Robert D. Selvi, the Board of Directors of the Company approved: (a) said Voting Agreements and the transactions contemplated thereby; and (b) the Option Agreements (in the form of Exhibit F) which may be executed by Parent and each of John F. Cooper and David Chyan, and the transactions contemplated thereby.

    2.22 NO EXISTING DISCUSSIONS. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

    2.23 ACCOUNTING MATTERS. To the best of the knowledge of the Company, neither the Company nor any of its affiliates has taken or agreed to, or plans to, take any action that would prevent Parent from accounting for the Merger as a "pooling of interests." Ernst & Young llp has confirmed in a letter the date of this Agreement and addressed to the Company, Parent and Arthur Andersen llp, an executed copy of which has been delivered to Parent, that Ernst & Young llp is not aware of any fact concerning the Company that would preclude Parent from accounting for the Merger as a "pooling of interests."

    2.24 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

    2.25 NON-CONTRAVENTION; CONSENTS. Neither (1) the execution, delivery or performance by the Company of this Agreement, nor (2) the consummation by the Company of the Merger, will directly or indirectly (with or without notice or lapse of time):

        (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

        (b) contravene, conflict with or result in a violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject (it being understood that no representation or warranty is being made by the Company regarding compliance with any federal or state antitrust or fair trade law or any other similar Legal Requirement);

        (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

        (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Corporation Contract that is or would constitute a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Acquired Corporation Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Acquired Corporation Contract, (iii) accelerate the maturity or performance of any such Acquired Corporation Contract, or (iv) cancel, terminate or modify any term of such Acquired Corporation Contract, except for any default, remedy, rebate, chargeback, penalty, change in delivery schedule, acceleration, cancellation, termination or modification which has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

        (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor Encumbrances that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

        (f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person (other than Parent or Merger Sub) of the source code, or any portion or aspect of the source code, or any proprietary information or algorithm contained in or relating to any source code, of any material Proprietary Asset owned by or licensed to any of the Acquired Corporations, or the transfer of any material asset of any of the Acquired Corporations to any Person (other than Parent or Merger Sub).

    Except as may be required by the Exchange Act, the DGCL, the HSR Act and the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD") (as they relate to the S-4 Registration

Statement and the Prospectus/Proxy Statement, as defined in Section 2.28(b)), none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement, or the consummation of the Merger.

    2.26 FAIRNESS OPINION. The Company's Board of Directors has received the written opinion of Alex. Brown & Sons Incorporated, financial advisor to the Company, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

    2.27 FINANCIAL ADVISOR. Except for Alex. Brown & Sons Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The total of all fees, commissions and other amounts that have been paid by the Company to Alex. Brown & Sons Incorporated and all fees, commissions and other amounts that may become payable to Alex. Brown & Sons Incorporated by the Company if the Merger is consummated will not exceed the amount described in that certain letter agreement dated September 16, 1996, between the Company and Alex. Brown & Sons Incorporated, an accurate and complete copy of which has been delivered to Parent prior to the date of this Agreement.

    2.28  FULL DISCLOSURE.

    (a) This Agreement (including the Company Disclosure Schedule) does not, and the certificate referred to in Section 6.6(k) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

    (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement to be filed with the SEC as part of the S-4 Registration Statement (the "Prospectus/Proxy Statement"), will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to the Company that, except as set forth in the Parent SEC Documents (as defined in Section 3.3(a)), excluding the exhibits thereto:

    3.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound. Each of Parent and

Merger Sub is duly qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent. Parent has delivered to the Company accurate and complete copies of the certificate of incorporation and bylaws of Parent, including all amendments thereto.

    3.2  CAPITALIZATION, ETC.

    (a) The authorized capital stock of Parent consists of: (a) 150,000,000 shares of Parent Common Stock, of which 77,637,647 shares (excluding shares of Parent Common Stock held in treasury) were outstanding as of October 15, 1996; and (b) 2,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of October 15, 1996: (i) 9,562,052 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1987 Stock Option Plan, as amended; (ii) 9,374,978 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1993 Nonstatutory Stock Option Plan; (iii) 123,750 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1988 Directors Stock Option Plan; (iv) 191,250 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1993 Directors Stock Option Plan; (v) 315,000 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding under Parent's 1995 Directors Stock Option Plan; (vi) 128,028 shares of Parent Common Stock were reserved for future issuance pursuant to stock options granted and outstanding other than under the stock option plans referred to in clauses "(i)" through "(v)" of this Section 3.2; (vii) 1,347,149 shares of Parent Common Stock were reserved for future issuance under Parent's 1990 Employee Stock Purchase Plan;
(viii) 120,000 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding warrants to purchase shares of Parent Common Stock held by Comdisco Systems, Inc.; and (ix) 2,433,002 shares of Parent Common Stock were reserved for future issuance pursuant to certain outstanding put warrants and call options. All outstanding shares of Parent Common Stock, all outstanding options to purchase shares of Parent Common Stock, and all outstanding shares of capital stock of each subsidiary of Parent have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

    (b) Between October 15, 1996 and the date of this Agreement, there has been:
(i) no material change in the number of outstanding shares of Parent Common Stock (other than as a result of the exercise of options referred to in Section 3.2(a)); and (ii) no change in the number of shares of Parent Common Stock reserved for future issuance under the stock option plans or the stock purchase plan referred to in Section 3.2(a).

    (c) As of the date of this Agreement: (i) there are no outstanding options or rights to purchase shares of Parent Common Stock, other than the options, warrants and other rights referred to in Section 3.2(a), certain options granted between October 15, 1996 and the date of this Agreement under the stock option plans referred to in Section 3.2(a) and the rights outstanding under that certain Rights Agreement dated as of February 9, 1996 between Parent and Harris Trust and Savings Bank; and (ii) Parent is not obligated to issue any shares of Parent Common Stock or any rights to acquire shares of Parent Common Stock, other than pursuant to (A) the options, warrants and rights referred to in
Section 3.2(a) and certain options granted between October 15, 1996 and the date of this Agreement under the stock option plans referred to in Section 3.2(a),
(B) the rights outstanding under that certain Rights Agreement dated as of February 9, 1996 between Parent and Harris Trust and Savings Bank, (C) the terms of this Agreement or any other agreement referred to in this Agreement, and (D) that certain Agreement and Plan of Merger and Reorganization dated as of October 3, 1996, among Parent, Harbor Acquisition Sub, Inc. and High Level Design Systems, Inc.

    3.3  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) Parent has delivered to the Company accurate and complete copies of each report, registration statement (on a form other than Form S-8) and definitive proxy statement (excluding copies of exhibits) filed by Parent with the SEC between January 1, 1996 and the date of this Agreement (the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (b) The consolidated financial statements (including any related notes) contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto;
(ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its subsidiaries for the periods covered thereby.

    (c) Parent has delivered to the Company an unaudited consolidated balance sheet of Parent and its subsidiaries as of September 28, 1996 (the "Parent Unaudited Interim Balance Sheet"), and the related consolidated unaudited income statement and statement of cash flows of Parent and its subsidiaries for the nine months then ended. The financial statements referred to in this Section 3.3(c): (i) were prepared in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in Section 3.3(b) were prepared (except that the financial statements referred to in this Section 3.3(c) do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present the consolidated financial position of Parent and its subsidiaries as of September 28, 1996 and the consolidated results of operations and cash flows of Parent and its subsidiaries for the period covered thereby.

    3.4 ABSENCE OF CERTAIN CHANGES OR EVENTS. Between September 28, 1996 and the date of this Agreement: (a) there has not been any material adverse change in the business, condition, assets, liabilities, operations or financial performance of Parent and its subsidiaries taken as a whole, and no event has occurred that would reasonably be expected to have a Material Adverse Effect on Parent; (b) Parent has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities; (c) there has not been any loss, damage or destruction to, or any interruption in the use of, any of the assets of Parent (whether or not covered by insurance), except for any loss, damage, destruction or interruption that has not had and would not reasonably be expected to have a Material Adverse Effect on Parent; (d) Parent has not entered into any material transaction or taken any other material action that has had, or would reasonably be expected to have, a Material Adverse Effect on Parent; (e) Parent has not amended its certificate of incorporation or bylaws; (f) Parent has not effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction; (g) Parent has not changed any of its methods of accounting or accounting practices in any material respect; and (h) Parent has not agreed or committed to take any of the actions referred to in clauses "(a)" through "(g)" of this Section 3.4, except that Parent has entered into an Agreement and Plan of Merger and Reorganization dated as of October 3, 1996, contemplating a merger of a subsidiary of Parent with High Level Design Systems, Inc.

    3.5 TITLE TO ASSETS. Parent or its subsidiaries own, and have good, valid and marketable title to, all assets purported to be owned by them, including:
(i) all assets reflected on the Parent Unaudited Interim Balance Sheet (except for assets sold or otherwise disposed of since the date of the Parent Unaudited Interim Balance Sheet); and (ii) all other assets reflected in the books and records of Parent or its subsidiaries as being owned by Parent or its subsidiaries. All of said assets are owned by Parent or its subsidiaries free and clear of any Encumbrances, except for (x) any Encumbrance for current taxes not yet due and payable, (y) minor Encumbrances that have arisen in the ordinary course of business, and (z) Encumbrances that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent or any of its subsidiaries.

    3.6  PROPRIETARY ASSETS.

    (a) To the best of the knowledge of Parent: (i) all patents, trademarks, service marks and copyrights held by Parent and material to the business of Parent are valid, enforceable and subsisting; (ii) no Proprietary Asset owned by Parent and no Proprietary Asset that is currently being developed by Parent (either by itself or with any other Person) infringes or misappropriates any Proprietary Asset owned by any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on Parent;
(iii) Parent is not infringing, misappropriating or making any unlawful use of any Proprietary Asset owned by any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on Parent;
(iv) none of the products that are or have been designed, created, developed, assembled, manufactured or sold by Parent is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned by any other Person, and none of such products has at any time infringed, misappropriated or made any unlawful or unauthorized use of, any Proprietary Asset of any other Person, except where any liability, or any restriction on sale, use, development or licensing of a Proprietary Asset, arising from such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on Parent; (v) since December 31, 1995, Parent has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful or unauthorized use of, any Proprietary Asset owned or used by any other Person; (vi) no other Person is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned by Parent, and no Proprietary Asset owned or used by any other Person infringes any material Proprietary Asset owned by Parent, except where such infringement, misappropriation or unlawful use has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

    (b) The Proprietary Assets owned by or licensed to Parent constitute all the Proprietary Assets necessary to enable Parent to conduct its business substantially in the manner in which such business has been and is being conducted.

    3.7 LIABILITIES. Parent has no accrued, contingent or other liabilities of any nature, either matured or unmatured (of the type required to be reflected in a balance sheet of Parent prepared in accordance with generally accepted principles), except for: (a) liabilities identified as such in the "liabilities" column of the Parent Unaudited Interim Balance Sheet; (b) normal and recurring liabilities that have been incurred by Parent since September 28, 1996 in the ordinary course of business and consistent with past practices; and (c) liabilities that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

    3.8 COMPLIANCE WITH LEGAL REQUIREMENTS. Parent is, and has at all times since December 31, 1995 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Since December 31, 1995, Parent has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

    3.9 GOVERNMENTAL AUTHORIZATIONS. Parent holds all Governmental Authorizations necessary to enable Parent to conduct its business in the manner in which such business is currently being conducted, except where the failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. All such Governmental Authorizations are valid and in full force and effect. Parent is, and at all times since December 31, 1995 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to be in compliance with the terms and requirements of such Governmental Authorizations has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Since December 31, 1995, Parent has not received any notice or other communication from any Governmental Body regarding
(a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

    3.10 LEGAL PROCEEDINGS; ORDERS. There is no material pending Legal Proceeding, and, to the best of the knowledge of Parent, no Person has since December 31, 1995 threatened to commence any material Legal Proceeding, that involves Parent or any of the assets owned or used by Parent. There is no order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or used by Parent, is subject, except for any orders, writs, injunctions, judgments or decrees which have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

    3.11 VOTE REQUIRED. No vote of the holders of Parent Common Stock is required to authorize the Merger.

    3.12 AUTHORITY; BINDING NATURE OF AGREEMENT. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and to perform their obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held) has unanimously approved the execution, delivery and performance of this Agreement by Parent and unanimously approved the Merger. The board of directors of Merger Sub (by written consent) has unanimously approved the execution, delivery and performance of this Agreement by Merger Sub and unanimously approved the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    3.13 NON-CONTRAVENTION; CONSENTS. Neither (1) the execution, delivery or performance by Parent of this Agreement, nor (2) the consummation by Parent and Merger Sub of the Merger will directly or indirectly (with or without notice or lapse of time) (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub;
(b) contravene, conflict with or result in a violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or used by Parent, is subject (it being understood that no representation or warranty is being made by Parent or Merger Sub regarding compliance with any federal or state antitrust or fair trade law or any other similar Legal Requirement); (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or that otherwise relates to the business of Parent or to any of the assets owned or used by Parent; (d) contravene, conflict with or result in a violation or breach by Parent or Merger Sub of, or result in a default by Parent or Merger Sub under, any provision of any material Contract to which Parent or Merger Sub is a party, or give any Person the right to

(i) declare a default or exercise any remedy under any such material Contract,
(ii) accelerate the maturity or performance of any such material Contract, or
(iii) cancel, terminate or modify any term of such material Contract, except for any default, acceleration, cancellation, termination or modification which has not had and would not reasonably be expected to have a Material Adverse Effect on Parent; or (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for minor Encumbrances that would not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Parent). Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, the HSR Act, the NASD Bylaws (as they relate to the S-4 Registration Statement and the Prospectus/Proxy Statement) and the rules and regulations of the NYSE (as they relate to the S-4 Registration Statement and the Prospectus/Proxy Statement), Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.

    3.14 VALID ISSUANCE. The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement: (a) will be validly issued, fully paid and nonassessable; and (b) will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by Rule 145 promulgated under the Securities Act.

    3.15 ACCOUNTING MATTERS. To the best of the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to, or plans to, take any action that would prevent Parent from accounting for the Merger as a "pooling of interests." Parent has received a letter dated the date of this Agreement, from Arthur Andersen llp, a copy of which has been delivered to the Company, regarding Arthur Andersen's belief (subject to the qualifications contained in such letter) that the Merger should be treated as a "pooling of interests" in conformity with generally accepted accounting principles, as described in Accounting Principles Board Opinion No. 16 and the applicable rules and regulations of the SEC.

    3.16  FULL DISCLOSURE.

    (a) This Agreement does not, and the certificate referred to in Section 7.4(c) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

    (b) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders' Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The S-4 Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

SECTION 4.  CERTAIN COVENANTS OF THE PARTIES

    4.1  ACCESS AND INVESTIGATION.

        (a) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (i) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (ii) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. Without limiting the generality of the foregoing, promptly after the execution of this Agreement, the Company shall deliver to Parent with respect to each Plan sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for any current or former employee of any of the Acquired Corporations: (1) an accurate and complete copy of such Plan (including all amendments thereto); (2) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Plan for each of the last two years; (3) an accurate and complete copy of the most recent summary plan description, together with each Summary of Material Modifications, if required under ERISA, with respect to such Plan; (4) if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; and (5) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code).

        (b) Without limiting the generality of anything contained in Section 4.1(a), during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

            (i) all material operating and financial reports prepared by the Company for its senior management, including (A) copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated income statements, statements of changes in stockholders' equity and statements of cash flows and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company's senior management;

            (ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

           (iii) any material notice, document or other communication sent by or on behalf of any of the Acquired Corporations to any party to any Material Contract or sent to any of the Acquired Corporations by any party to any Material Contract (other than any communication that relates solely to commercial transactions between the Company and the other party to any such Material Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

            (iv) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and

            (v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

        (c) Notwithstanding anything to the contrary contained in this Section 4.1, the Company shall not be required under this Section 4.1 to take any action that would cause the Company to violate the HSR Act.

    4.2  OPERATION OF THE COMPANY'S BUSINESS.

    (a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all Material Contracts; (ii) the Company shall use reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 2.17; (iv) the Company shall provide all reasonable notices, assurances and support required by any Acquired Corporation Contract relating to any Proprietary Asset in order to ensure that no condition under such Acquired Corporation Contract occurs which would result in (A) any transfer or disclosure by any Acquired Corporation of any source code materials or other Proprietary Asset, or (B) a release from any escrow of any source code materials or other Proprietary Asset which have been deposited or are required to be deposited in escrow under the terms of such Acquired Corporation Contract; (v) the Company shall comply with Parent's reasonable directions with respect to exercising any rights or remedies under any Material Contract of the type referred to in clause "(v)" of Section 2.9(a); and (vi) the Company shall (to the extent reasonably requested by Parent) cause its officers to report regularly to Parent concerning the status of the Company's business.

    (b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to:

        (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

        (ii) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that (A) the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement,
    (B) the Company may issue Company Common Stock upon the valid exercise of "options" outstanding under the 1995 Purchase Plan as of the date of this Agreement, and (C) the Company may, in the ordinary course of business and consistent with past practices, grant options under its 1995 Equity Incentive Plan to purchase no more than 250,000 shares of Company Common Stock to employees of the Company);

       (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

        (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

        (v) form any subsidiary or acquire any equity interest or other interest in any other Entity;

        (vi) make any capital expenditure in any calendar month which, when added to all other capital expenditures made on behalf of the Acquired Corporations in such calendar month results in such capital expenditures exceeding $100,000 in the aggregate;

       (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or prematurely terminate, or waive or exercise any material right or remedy (including any right to repurchase shares of Company Common Stock) under, any Material Contract;

      (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

        (ix) lend money to any Person, or incur or guarantee any indebtedness;

        (A) establish, adopt or amend any employee benefit plan, or (B) except for bonus, profit-sharing and similar payments made in the ordinary course of business consistent with past practices, pay any bonus or make any profit-sharing or similar payment to, or materially increase the amount of commissions payable to, any of its directors, officers or employees, or (C) materially increase the amount of the wages, salary, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

        (xi) (A) hire any new employee having an annual salary in excess of $75,000, or (B) engage any consultant or independent contractor who (1) is entitled to receive annual compensation in excess of $75,000, and (2) may not be terminated by the Company (without penalty) on no more than 30 days notice;

       (xii) change any of its methods of accounting or accounting practices in any material respect;

      (xiii) make any material Tax election;

       (xiv) commence or settle any material Legal Proceeding;

       (xv) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

       (xvi) agree or commit to take any of the actions described in clauses "(i)" through "(xv)" of this Section 4.2(b).

Parent agrees that it will not unreasonably withhold its consent to: (1) the taking of any action described in clauses "(vi)" through "(xi)" or clause "(xiii)" or "(xiv)" of this Section 4.2(b); or (2) the repurchase by the Company of shares of Company Common Stock in accordance with the terms of certain Contracts (in existence as of, and disclosed to Parent prior to, the execution of this Agreement) pursuant to which the Company has the right to repurchase shares of Company Common Stock.

    (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of the discovery by the Company of: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

    (d) Notwithstanding anything to the contrary contained in this Section 4.2, the Company shall not be required under this Section 4.2 to take any action that would cause the Company to violate the HSR Act.

    4.3  NO SOLICITATION.

    (a) The Company shall not directly or indirectly, and shall not authorize or permit any subsidiary of the Company or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; PROVIDED, HOWEVER, that this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to an unsolicited bona fide written Acquisition Proposal submitted (and not withdrawn) by such Person if (1) the Board of Directors of the Company concludes in good faith, based upon the advice of its financial advisor, that such Acquisition Proposal could reasonably be expected to result in a transaction that is more favorable from a financial point of view to the Company's stockholders than the Merger, (2) the Board of Directors of the Company concludes in good faith, after consultation with outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company, and (4) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.3 by the Company.

    (b) The Company shall promptly advise Parent orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period.

    (c) As of the date of this Agreement, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

    (d) Notwithstanding anything to the contrary contained in this Agreement, the Company may give a copy of this Section 4.3 and Section 5.2(c) to any Person who submits an unsolicited bona fide written Acquisition Proposal to the Company if, prior to giving a copy of this Section 4.3 and Section 5.2(c) to such Person, the Company gives Parent written notice that the Company intends to give a copy of this Section 4.3 and Section 5.2(c) to such Person.

    4.4 NOTIFICATION BY PARENT. During the Pre-Closing Period, Parent shall promptly notify the Company in writing of the discovery by Parent of: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 impossible or unlikely or that has had or would reasonably be expected to have a Material Adverse Effect on Parent.

SECTION 5.  ADDITIONAL COVENANTS OF THE PARTIES

    5.1  REGISTRATION STATEMENT; PROSPECTUS/PROXY STATEMENT.

    (a) As promptly as practicable after the date of this Agreement, the Company and Parent shall prepare and cause to be filed with the SEC the S-4 Registration Statement, together with the Prospectus/ Proxy Statement and any other documents required by the Securities Act or the Exchange Act in connection with the Merger. Each of Parent and the Company shall use reasonable efforts to cause the S-4 Registration Statement (including the Prospectus/Proxy Statement) to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be set forth in an amendment or supplement to the S-4 Registration Statement or the Prospectus/Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

    (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting.

    5.2  COMPANY STOCKHOLDERS' MEETING.

    (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock to consider, act upon and vote upon the adoption of this Agreement and approval of the Merger (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held as promptly as practicable and in any event within 60 days after the S-4 Registration Statement is declared effective by the SEC. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

    (b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

    (c) Nothing in clause "(iv)" of the first sentence of Section 4.3(a) or in
Section 5.2(b) shall prevent the Board of Directors of the Company from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) an unsolicited bona fide written Acquisition Proposal is submitted to the Company and is not withdrawn, (ii) the Board of Directors of the Company concludes in good faith, based upon the advice of its financial advisor, that such Acquisition Proposal could reasonably be expected to result in a transaction that is more favorable from a financial point of view to the Company's stockholders than the Merger, (iii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.3, and (iv) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing in clause "(iv)" of the first sentence of Section 4.3(a) or in Section 5.2(b) shall prevent the Board of Directors of the Company from recommending that its stockholders accept an unsolicited tender offer or exchange offer commenced by a third party with respect to shares of Company Common Stock if (1) such tender offer or exchange offer constitutes an Acquisition Proposal, (2) the Board of Directors of the Company shall have withdrawn its recommendation in favor of the Merger in accordance with and as permitted by the preceding sentence, (3) the Board of Directors of the Company shall have concluded in good faith, based upon the advice of its financial advisor, that such tender offer or exchange offer is more favorable from a financial point of view to the Company's stockholders than the Merger, (4) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.3, and (5) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel, that the recommendation in favor of acceptance of such tender offer or exchange offer is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing contained in this Section
5.2 shall limit the Company's obligation to convene and hold the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified and regardless of whether the Board of Directors of the Company shall have recommended acceptance of a tender offer or exchange offer commenced by a third party), it being understood that the Company shall be required to convene and hold the Company Stockholders' Meeting in accordance with this Section 5.2 unless the holding of such meeting would constitute a violation of any applicable court order or statute. The Company shall use all reasonable efforts to ensure that the holding of the Company Stockholders' Meeting will not constitute a violation of any applicable court order or statute.

    5.3 REGULATORY APPROVALS. The Company and Parent shall use reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent agrees to permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

    5.4  STOCK OPTIONS.

    (a) Subject to Section 5.4(b), at the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; PROVIDED, HOWEVER, that (A) in accordance with the terms of the Employment Agreement between John R. Harding and the Company dated December 1, 1994, all unvested Company Options granted to John R. Harding pursuant to said Employment Agreement shall become immediately exercisable as of the Effective Time, (B) in accordance with the terms of that certain Employment Agreement between Robert D. Selvi and the Company dated April 24, 1995, and that certain Employment Agreement between William Portelli and the Company dated March 3, 1995, certain unvested Company Options granted to Messrs. Selvi and Portelli pursuant to said Employment Agreements shall become immediately exercisable as of the Effective Time, (C) in accordance with the terms of the Company's 1995 Directors Stock Option Plan, unvested Company Options granted to outside directors of the Company pursuant to such plan shall become immediately exercisable as of the Effective Time, and (D) each Company Option assumed by Parent in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, no later than five business days after the date on which the Merger becomes effective, a Registration Statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 5.4(a).

    (b) Notwithstanding anything to the contrary contained in this Section 5.4, in lieu of assuming outstanding Company Options in accordance with Section 5.4(a), Parent may, at its election, cause such outstanding Company Options to be replaced by issuing substantially equivalent replacement stock options in substitution therefor. Parent shall use reasonable efforts to attempt to ensure that any such replacement stock options issued in substitution for Company Options that, immediately prior to the Effective Time, qualified as incentive stock options (as defined in Section 422 of the Code) continue to qualify as incentive stock options immediately after the Effective Time.

    (c) The Company shall take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.4.

    (d) The Company shall terminate the 1995 Purchase Plan and all outstanding "options" thereunder prior to the Effective Time, and shall take such actions as may be necessary to ensure that: (i) all outstanding "options" under the 1995 Purchase Plan terminate on the last trading day preceding the date on which the Merger becomes effective; (ii) the price per share of the Company Common Stock purchased pursuant to all such "options" is determined as if the "Purchase Date" under Section 8 of the 1995 Purchase Plan were the last trading day preceding the date on which the Merger becomes effective; (iii) any shares of Company Common Stock purchased pursuant to such "options" are automatically converted as of the Effective Time into the right to receive Parent Common Stock on the same basis as all other outstanding shares of Company Common Stock; and (iv) the 1995 Purchase Plan terminates immediately following the purchase of shares of Company Common Stock pursuant to such "options."

    5.5  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    (a) All rights to indemnification existing in favor of the current directors and officers of the Company for acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said directors and officers (as in effect as of the date of this Agreement), shall survive the Merger and shall be maintained by the Surviving Corporation for a period of not less than six years from the Effective Time; PROVIDED, HOWEVER, that the Surviving Corporation's indemnification obligations will be reduced to the extent of any insurance proceeds paid under the insurance policy or policies referred to in Section 5.5(d). From and after the Effective Time, Parent will, to the fullest extent permitted by law, perform all indemnification obligations of the Surviving Corporation under this Section 5.5(a) (without giving effect to the limitations on the Surviving Corporation's indemnification obligations imposed by Section 145(b) of the DGCL); PROVIDED, HOWEVER, that Parent's indemnification obligations shall be reduced (i) to the extent that the Surviving Corporation performs such obligations, and (ii) to the extent of any insurance proceeds paid under the insurance policy or policies referred to in Section 5.5(d).

    (b) If (i) on the Closing Date, a Legal Proceeding described in Section 6.13 or 6.14 is pending before any court of competent jurisdiction, (ii) any current director or officer of the Company is named as a defendant in such Legal Proceeding by virtue of any action taken by him prior to the Closing Date in his capacity as a director or officer of the Company, (iii) the Company has disclosed to Parent, prior to the Closing Date, the pendency of such Legal Proceeding, and (iv) Parent waives in writing the condition specified in Section
6.13 or Section 6.14 (as the case may be) as it applies to such Legal Proceeding and elects to proceed with the Closing, then, from and after the Effective Time, Parent shall hold harmless and indemnify such director or officer from and against all losses and expenses incurred by such director or officer in connection with such Legal Proceeding.

    (c) Parent shall have (i) the exclusive right, at its election, to assume and control the defense (with counsel selected by Parent and reasonably satisfactory to the indemnified parties) of any claim or Legal Proceeding with respect to which Parent or the Surviving Corporation has any indemnification obligation under this Section 5.5, and (ii) the right, at its election, to settle, adjust or compromise any such claim or Legal Proceeding without the consent of any indemnified party (if the agreement relating to the settlement of such claim contains a customary release of such indemnified party and other customary terms).

    (d) From the Effective Time until the sixth anniversary of the date on which the Merger becomes effective, the Surviving Corporation shall maintain in effect, for the benefit of the current directors and officers of the Company with respect to acts or omissions occurring prior to the Effective Time, the directors' and officers' liability insurance policy described in Part 5.5(d) of the Company Disclosure Schedule (the "Specified Policy"); PROVIDED, HOWEVER, that (i) the Surviving Corporation may substitute for the Specified Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay an annual premium for the Specified Policy (or for any substitute policy or policies) in excess of $260,000. In the event any future annual premium for the Specified Policy (or any substitute policy or policies) exceeds $260,000, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Specified Policy (or any substitute policy or policies) to the amount of coverage that can be obtained for an annual premium equal to $260,000; PROVIDED, HOWEVER, that if the amount of any such future annual premium payable prior to such sixth anniversary for the Specified Policy (or for any substitute policy or policies) exceeds $260,000, then: (1) Parent shall notify John R. Harding of that fact a reasonable time before such future annual premium becomes due; and (2) in the event that, a reasonable time before such future annual premium becomes due, the current directors and officers of the Company pay to Parent, in cash, the amount by which the amount of such future annual premium exceeds $260,000, Parent shall use the amount received from such directors and officers to pay such premium in order to avoid a reduction in the amount of coverage of the Specified Policy (or any substitute policy or policies).

    5.6  POOLING OF INTERESTS.

    (a) Each of the Company and Parent agrees (i) not to take any action during the Pre-Closing Period that would adversely affect the ability of Parent to account for the Merger as a "pooling of interests," and (ii) to use reasonable efforts to attempt to ensure that none of its "affiliates" (as that term is used in Rule 145 promulgated under the Securities Act) takes any action that could adversely affect the ability of Parent to account for the Merger as a "pooling of interests."

    (b) The parties acknowledge that, in order to permit Parent to account for the Merger as a "pooling of interests," it may be necessary, in light of the condition specified in paragraph 47d of Accounting Principles Board Opinion No. 16 (said condition being referred to as the "Paragraph 47d Condition"), for Parent to issue shares of Parent Common Stock at or prior to the Effective Time (in addition to the shares of Parent Common Stock to be issued in the Merger). Subject to Section 5.6(c), Parent agrees that, at or prior to the Closing Date (as designated by Parent in accordance with Section 1.3), it will issue a number of shares of Parent Common Stock that is sufficient to cause the Paragraph 47d Condition to be satisfied (it being understood that the timing of the offering and issuance of such shares by Parent will be determined by Parent in its sole discretion).

    (c) Notwithstanding anything to the contrary contained in Section 5.6(b) or elsewhere in this Agreement (but subject to Section 8.3(e)), Parent shall not have any obligation under this Agreement to offer or to issue shares of Parent Common stock if (i) Parent's financial advisor, Goldman, Sachs & Co., shall have advised Parent in writing that, in light of prevailing market conditions as they relate to Parent, it would be detrimental for Parent to proceed with the offering or issuance of a sufficient number of shares of Parent Common Stock to enable Parent to satisfy the Paragraph 47d Condition, and (ii) a second financial advisor (comparable in stature to Goldman, Sachs & Co.) jointly selected by Parent and the Company is unwilling to commit to offer and sell such shares on behalf of Parent on terms that are reasonably determined by Parent to be acceptable.

    5.7  ADDITIONAL AGREEMENTS.

    (a) Each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (ii) shall use reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. The

Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

    (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose or cause any of its subsidiaries to dispose of any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product, or to commit to cause any of the Acquired Corporations to discontinue offering any product; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any Person, any technology, software or other Proprietary Asset, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Proprietary Asset; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; or (v) to make or cause any of its subsidiaries make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations.

    5.8  DISCLOSURE.

    (a) The Company shall not, and shall not permit any of its Representatives to, issue any press release or otherwise publicly disseminate any document or other written material relating to the Merger or any of the other transactions contemplated by this Agreement unless (i) Parent shall have approved such press release or written material (it being understood that Parent shall not unreasonably withhold its approval of any such press release or written material), or (ii) the Company shall have been advised by its outside legal counsel that the issuance of such press release or the dissemination of such written material is required by any applicable law or regulation, and the Company shall have consulted with Parent prior to issuing such press release or disseminating such written material; PROVIDED, HOWEVER, that the Company shall be entitled to file with the SEC, after the execution and delivery of this Agreement, a Report on Form 8-K (including a description of the possible sale of up to 50,000 shares of Company Common Stock by John R. Harding), together with a copy of this Agreement (including the exhibits hereto) and the press release (which shall have been approved by Parent) announcing this Agreement. The Company shall use reasonable efforts to ensure that none of its Representatives makes any public statement that is materially inconsistent with any press release issued or any written material publicly disseminated by the Company with respect to the Merger or with respect to any of the other transactions contemplated by this Agreement.

    (b) Parent shall not, and shall not permit any of its Representatives to, issue any press release or otherwise publicly disseminate any document or other written material relating to the Merger or any of the other transactions contemplated by this Agreement unless (i) the Company shall have approved such press release or written material (it being understood that the Company shall not unreasonably withhold its approval of any such press release or written material), or (ii) Parent shall have been advised by its outside legal counsel that the issuance of such press release or the dissemination of such written material is required by any applicable law or regulation, and Parent shall have consulted with the Company prior to issuing such press release or disseminating such written material; PROVIDED, HOWEVER, that (1) notwithstanding anything to the contrary contained in this Section 5.8, Parent may, without the approval of the Company, issue any press release or otherwise disseminate any written material relating to any offering or issuance of shares of Parent Common Stock contemplated by Section 5.6(b), and (2) Parent shall be entitled to file with the SEC, after the execution and delivery of this Agreement, a Report on Form 8-K, together with a copy of this Agreement (including the exhibits hereto) and the press release (which shall have been approved by the Company) announcing this Agreement. Parent shall use reasonable efforts to ensure that none of its Representatives makes any public statement that is materially inconsistent with any press release issued or any written material publicly disseminated by Parent with respect to the Merger or with respect to any of the other transactions contemplated by this Agreement.

    5.9 AFFILIATE AGREEMENTS. The Company shall use reasonable efforts to cause each Person identified in Part 2.18 of the Company Disclosure Schedule and each other Person who is or becomes an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Prospectus/Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit C. Parent shall use reasonable efforts to cause each of Parent's "affiliates" (as that term is used in Rule 145 promulgated under the Securities Act) to execute and deliver to Parent, at least 30 days prior to the date on which the Merger becomes effective, an "affiliate letter" in customary form relating to "pooling of interests" accounting requirements.

    5.10 TAX MATTERS. The Company shall use reasonable efforts to obtain and deliver to Parent, as soon as practicable after the date of this Agreement, Continuity of Interest Certificates in the form of Exhibit D signed by John F. Cooper and David Chyan. At or prior to the Closing, the Company and Parent shall execute and deliver to Cooley Godward LLP and to Fenwick & West LLP tax representation letters in customary form. Parent and the Company shall use reasonable efforts to cause the Merger to qualify as a tax free reorganization under Section 368(a)(1) of the Code.

    5.11 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall use reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, dated no more than two business days before the date on which the S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

    5.12 EMPLOYMENT MATTERS. The employees of the Company identified in Part 5.12A of the Company Disclosure Schedule have executed Employment Agreements with Parent (which will become effective on the date the Merger becomes effective). The employees of the Company identified in Part 5.12B of the Company Disclosure Schedule have executed Noncompetition Agreements in favor of the Company and Parent (which will become effective on the date the Merger becomes effective). The Company shall use reasonable efforts to cause each of the additional employees of the Company identified in Part 5.12C of the Company Disclosure Schedule to execute and deliver to Parent an employment agreement in the form of Exhibit E.

    5.13 PARENT PLANS AND BENEFIT ARRANGEMENTS. Those Plans identified in Part 2.15(a) of the Company Disclosure Schedule that provide non-discretionary, non-cash benefits to employees of the Company and that are substantially similar to benefit plans and benefit arrangements currently maintained by Parent shall, to the extent practicable, be maintained in effect by the Surviving Corporation until the Continuing Employees (as defined in this Section 5.13) are allowed to participate in such similar benefit plans or benefit arrangements maintained by Parent. Parent shall use reasonable efforts to attempt to ensure that: (a) as soon as practicable after the Effective Time, Parent's benefit plans and benefit arrangements will provide benefits to the Continuing Employees that are comparable to the non-discretionary, non-cash benefits provided to similarly situated employees of Parent; (b) to the extent practicable, any pre-existing condition limitations contained in Parent's health plans and health benefit arrangements for any Continuing Employee who would be deemed under Parent's health plans and health benefit arrangements to have a disqualifying pre-existing condition are waived, to the extent such condition was covered by a Plan immediately prior to the Effective Time (provided that, in the case of Parent's disability and life insurance plans, such Continuing Employee is actively at work and is not hospitalized or on disability leave as of the Effective Time); and (c) to the extent practicable, Parent's benefit plans and benefit arrangements give full credit to each Continuing Employee for such Continuing Employee's period of service with the Company prior to the Effective Time for all purposes for which such service was recognized under the Plans prior to the Effective Time. For purposes of this Section 5.13, "Continuing Employee" shall mean any employee of the Company who continues as an employee of the Surviving Corporation or Parent after the Effective Time.

    5.14 NYSE LISTING. Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NYSE.

    5.15 RESIGNATION OF OFFICERS AND DIRECTORS. The Company shall use reasonable efforts to obtain and deliver to Parent prior to the Closing the resignation of each officer and director of the Company.

    5.16 FIRPTA MATTERS. At the Closing, (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897 - 2(h)(1)(i) of the United States Treasury Regulations, and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897 - 2(h)(2) of the United States Treasury Regulations.

SECTION 6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

    The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

    6.1  ACCURACY OF REPRESENTATIONS.

    (a) The representations and warranties of the Company contained in this Agreement shall have been accurate in all respects as of the date of this Agreement, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on the Acquired Corporations (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

    (b) The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on the Acquired Corporations (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

    6.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    6.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

    6.4 STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted and the Merger shall have been duly approved by the Required Vote.

    6.5 CONSENTS. All material Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

    6.6 AGREEMENTS AND DOCUMENTS. Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

        (a) Affiliate Agreements in the form of Exhibit C, executed by each Person who is reasonably determined by the Company to be an "affiliate" of the Company (as that term is used in Rule 145 promulgated under the Securities Act);

        (b) Continuity of Interest Certificates in the form of Exhibit D, executed by John F. Cooper and David Chyan;

        (c) the Employment Agreements referred to in the second sentence of
    Section 5.12, executed by the individuals identified in Part 5.12A of the Company Disclosure Schedule;

        (d) the Noncompetition Agreements referred to in the first sentence of
    Section 5.12, executed by the individuals identified in Part 5.12B of the Company Disclosure Schedule;

        (e) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, updating the letter referred to in Section 5.11;

        (f) the statement referred to in Section 5.16(a), executed by the Company;

        (g) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent, the Company and Arthur Andersen LLP, reasonably satisfactory in form and substance to Parent and Arthur Andersen LLP, to the effect that, after reasonable investigation, Ernst & Young LLP is not aware of any fact concerning the Company or any of the Company's stockholders or affiliates that could preclude Parent from accounting for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

        (h) a letter from Arthur Andersen LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, to the effect that Parent may account for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

        (i) a legal opinion of Fenwick & West LLP, dated as of the Closing Date, reasonably satisfactory in form and substance to Parent;

        (j) a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Cooley Godward LLP may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.10);

        (k) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.4, 6.5, 6.7, 6.8 and 6.9 have been duly satisfied; and

        (l) the written resignations of all officers and directors of the Company, effective as of the Effective Time.

    6.7 EMPLOYEES. None of the individuals identified in Part 5.12B of the Company Disclosure Schedule shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company or to decline to accept employment with Parent; and not more than 50% of the individuals identified in Part 5.12C of the Company Disclosure Schedule shall have ceased to be employed by the Company or shall have expressed an intention to terminate their employment with the Company or to decline to accept employment with Parent.

    6.8 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations since the date of this Agreement, except for (a) any such material adverse change that is demonstrated to have resulted directly from changes that occurred after the date of this Agreement in general business conditions in the electronic design automation industry, and
(b) any material adverse change in the Company's financial performance that is temporary in nature and is demonstrated to have resulted directly from the public announcement or the pendency of the Merger.

    6.9 FIRPTA COMPLIANCE. The Company shall have filed with the Internal Revenue Service the notification referred to in Section 5.16(b).

    6.10 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    6.11 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE.

    6.12 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

    6.13 NO GOVERNMENTAL LITIGATION. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

    6.14 NO OTHER LITIGATION. There shall not be pending any Legal Proceeding in which there is a reasonable possibility of an outcome that would have a Material Adverse Effect on the Acquired Corporations or on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

SECTION 7.  CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

    The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

    7.1  ACCURACY OF REPRESENTATIONS.

    (a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all respects as of the date of this Agreement, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on Parent (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded).

    (b) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect on Parent (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded).

    7.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

    7.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

    7.4  DOCUMENTS.  The Company shall have received the following documents:

        (a) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, reasonably satisfactory in form and substance to the Company;

        (b) a legal opinion of Fenwick & West LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Fenwick & West LLP may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.10); and

        (c) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that conditions set forth in Sections 7.1, 7.2 and 7.5 have been duly satisfied.

    7.5 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in Parent's business, condition, assets, liabilities, operations or financial performance since the date of this Agreement, except for (a) any such material adverse change that is demonstrated to have resulted directly from changes that occurred after the date of this Agreement in general business conditions in the electronic design automation industry, and (b) any material adverse change in Parent's financial performance that is temporary in nature and is demonstrated to have resulted directly from the public announcement or the pendency of the Merger.

    7.6 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    7.7 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE.

    7.8 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

SECTION 8.  TERMINATION

    8.1 TERMINATION. This Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the
Company:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company if the Merger shall not have been consummated by 5:00 p.m. (Pacific Time) on May 7, 1997 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

        (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

        (d) by either Parent or the Company if (i) the Company Stockholders' Meeting shall have been held and (ii) this Agreement and the Merger shall not have been adopted and approved at such meeting by the Required Vote; PROVIDED, HOWEVER, that (1) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Company's stockholders to adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement, (2) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Company's stockholders to adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement, and (3) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) unless the Company shall have paid the fee referred to in clause "(i)" of Section 8.3(b);

        (e) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the Required Vote) if a Triggering Event shall have occurred;

        (f) by Parent if any of the Company's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of the Company's material covenants contained in this Agreement shall have been breached in any material respect; PROVIDED, HOWEVER, that if an inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach;

        (g) by the Company if any of Parent's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Parent's material covenants contained in this Agreement shall have been breached in any material respect; PROVIDED, HOWEVER, that if an inaccuracy in Parent's representations and warranties or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach;

        (h) by either Parent or the Company at 5:00 p.m. (Pacific Time) on the scheduled Closing Date (as designated by Parent in accordance with Section 1.3) if (i) Parent shall have failed to issue shares of Parent Common Stock on or prior to the scheduled Closing Date for the purpose of satisfying the Paragraph 47d Condition, (ii) Arthur Andersen LLP is unable to provide, on the scheduled Closing Date, the letter referred to in Section 6.6(h) solely as a result of Parent's failure to issue shares of Parent Common Stock in order to satisfy the Paragraph 47d Condition, and (iii) all of the conditions set forth in Section 6 have otherwise been fully satisfied (except for any conditions in Section 6 that have not been satisfied as a result of Parent's failure to perform any material obligation required to have been performed by Parent under this Agreement); PROVIDED, HOWEVER, that
    (1) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(h) if Parent's failure to issue shares of Parent Common Stock for the purpose of satisfying the Paragraph 47d Condition is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement, and (2) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(h) if Parent's failure to issue shares of Parent Common Stock for the purpose of satisfying the Paragraph 47d Condition is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement; or

        (i) by Parent at any time on or after November 2, 1996 if John F. Cooper and David Chyan shall not have executed and delivered to Parent Option Agreements in the form of Exhibit F.

    8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; PROVIDED, HOWEVER, that (i) this Section 8.2, Section 8.3 and
Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of this Agreement.

    8.3  EXPENSES; TERMINATION FEES.

    (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto.

    (b) If this Agreement is terminated by Parent or the Company pursuant to
Section 8.1(d), or if this Agreement is terminated by Parent pursuant to Section 8.1(e), then:

        (i) the Company shall pay to Parent, in cash (at the time specified in Section 8.3(c)), a nonrefundable fee in the amount of $5,000,000; and

        (ii) in the event an Acquisition Transaction is consummated at any time on or prior to the first anniversary of the date on which this Agreement is terminated, the Company shall pay to Parent, in cash, contemporaneously with the consummation of such Acquisition Transaction, an additional nonrefundable fee in an amount equal to the Designated Amount (as defined in Section 8.3(d)).

        (c) In the case of termination of this Agreement by the Company pursuant to Section 8.1(d), the fee referred to in clause "(i)" of Section 8.3(b) shall be paid by the Company prior to such termination, and in the case of termination of this Agreement by Parent pursuant to Section 8.1(d) or
    Section 8.1(e), the fee referred to in clause "(i)" of Section 8.3(b) shall be paid by the Company within three business days after such termination.

        (d) The "Designated Amount" shall be $10,000,000; PROVIDED, HOWEVER, that if (i) the Acquisition Transaction referred to in clause "(ii)" of
    Section 8.3(b) is required to be accounted for as a "pooling of interests,"
    (ii) prior to the consummation of such Acquisition Transaction, the Company delivers to Parent reasonable written evidence of a determination by the SEC that relates specifically to such Acquisition Transaction and that states that the SEC will not permit such Acquisition Transaction to be accounted for as a "pooling of interests" in the event, and solely because, a fee in the amount of $10,000,000 is paid by the Company to Parent in accordance with clause "(ii)" of Section 8.3(b), (iii) Parent shall have been given a reasonable opportunity, both prior to and after such determination by the SEC, to persuade the appropriate official at the SEC to appropriately modify the SEC's position on the accounting treatment of such Acquisition Transaction (so that such Acquisition Transaction can be accounted for as a "pooling of interests" notwithstanding the payment by the Company of a fee in the amount of $10,000,000 in accordance with clause "(ii)" of Section 8.3(b)), (iv) the Company shall have promptly advised Parent of all material communications between the Company or any of its Representatives and the SEC regarding the accounting treatment of such

    Acquisition Transaction, (v) the Company shall have cooperated with Parent, both prior to and after such determination by the SEC, in Parent's efforts to persuade the appropriate official at the SEC to appropriately modify the SEC's position on the accounting treatment of such Acquisition Transaction,
    (vi) the Company shall not have taken any action or position, either prior to or after such determination by the SEC, in opposition to or inconsistent with Parent's efforts to persuade the appropriate official at the SEC to appropriately modify the SEC's position on the accounting treatment of such Acquisition Transaction, and (vii) the position reflected in such determination by the SEC shall not have been reversed, withdrawn or otherwise appropriately altered, then the "Designated Amount" shall be the lesser of $10,000,000 or the maximum dollar amount that would not preclude such Acquisition Transaction from being accounted for as a "pooling of interests."

        (e) If this Agreement is validly terminated pursuant to Section 8.1(h), then Parent shall pay to the Company, in cash, a nonrefundable fee in the amount of $10,000,000. If this Agreement is validly terminated by Parent pursuant to Section 8.1(h), then such fee shall be paid to the Company on the date Parent terminates this Agreement. If this Agreement is validly terminated by the Company pursuant to Section 8.1(h), then such fee shall be paid to the Company within three business days after the date on which the Company terminates this Agreement.

SECTION 9.  MISCELLANEOUS PROVISIONS

    9.1 AMENDMENT. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time before or after adoption and approval of this Agreement and the Merger by the stockholders of the Company; PROVIDED, HOWEVER, that after any such adoption and approval of this Agreement and the Merger by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    9.2  WAIVER.

    (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

    (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    9.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

    9.4 ENTIRE AGREEMENT; COUNTERPARTS; APPLICABLE LAW. This Agreement and the other agreements referred to herein and the letter agreements dated as of September 26, 1996 between Parent and the Company constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall be governed in all respects by the laws of the State of Delaware as applied to contracts entered into and to be performed entirely within the State of Delaware. The parties hereto waive trial by jury in any action at law or suit in equity based upon, or arising out of, this Agreement or the subject matter hereof.

    9.5 DISCLOSURE SCHEDULE. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in
Section 2, and shall not be deemed to relate to or to qualify any other representation or warranty (unless it is reasonably apparent to Parent that such information qualifies another representation or warranty).

    9.6 ATTORNEYS' FEES. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    9.7 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; PROVIDED, HOWEVER, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Except as set forth in Section 5.5 with respect to the current directors and officers of the Company, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    9.8 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

    if to Parent:

       Cadence Design Systems, Inc.
       2655 Seely Avenue
       San Jose, California 95135
       Attention: General Counsel
       Facsimile: (408) 944-0215

    if to Merger Sub:

       Wyoming Acquisition Sub, Inc.
       Cadence Design Systems, Inc.
       2655 Seely Avenue
       San Jose, California 95135
       Attention: General Counsel
       Facsimile: (408) 944-0215

    if to the Company:

       Cooper & Chyan Technology, Inc.
       1601 South DeAnza Boulevard
       Cupertino, California 95014
       Attention: President and Chief Financial Officer
       Facsimile: (408) 342-5650

    9.9 COOPERATION. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

    9.10  CONSTRUCTION.

    (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

    (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

    (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

    (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          CADENCE DESIGN SYSTEMS, INC.

                                          By: __ _______________________________

                                                     R.L. Smith McKeithen,
                                                  VICE PRESIDENT AND GENERAL
                                                             COUNSEL

                                          WYOMING ACQUISITION SUB, INC.

                                          By: __ _______________________________

                                                     R.L. Smith McKeithen,
                                                 VICE PRESIDENT AND SECRETARY

                                          COOPER & CHYAN TECHNOLOGY, INC.

                                          By: __ _______________________________

                                                        Robert D. Selvi
                                                      VICE PRESIDENT AND
                                                    CHIEF FINANCIAL OFFICER

                                   EXHIBIT A
                              CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

    ACQUIRED CORPORATION CONTRACT. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

    ACQUISITION PROPOSAL. "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction.

    ACQUISITION TRANSACTION. "Acquisition Transaction" shall mean any transaction or series of related transactions involving:

        (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Company or more than 50% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 40% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 40% of the outstanding securities of any class of voting securities of the Company; or

        (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of the Company.

    AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

    COMPANY COMMON STOCK. "Company Common Stock" shall mean the Common Stock, $0.01 par value per share, of the Company.

    CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

    CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

    ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

    ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

    EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    GOVERNMENTAL AUTHORIZATION.  "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

    GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

    HSR ACT. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit or active investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

    LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

    MATERIAL ADVERSE EFFECT. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in Section 2 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole; PROVIDED, HOWEVER, that in the event the Company's representations and warranties are inaccurate as of the Closing Date as if made on and as of the Closing Date, the circumstances giving rise to the inaccuracies in such representations and warranties will not be deemed to constitute a Material Adverse Effect on the Acquired Corporations for purposes of Section 6.1(b) if such circumstances (i) are demonstrated to have resulted directly from changes that occurred after the date of this Agreement in general business conditions in the electronic design automation industry, or (ii) are demonstrated to have resulted directly from the public announcement or the pendency of the Merger and would reasonably be expected to have only a temporary effect on the Acquired Corporations and the Acquired Corporations' business and financial condition. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in Section 3 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Parent and its subsidiaries taken as a whole; PROVIDED, HOWEVER, that in the event Parent's representations and warranties are inaccurate as of the Closing Date as if made on and as of the Closing Date, the circumstances giving rise to the inaccuracies in such representations and warranties will not be deemed to constitute a Material Adverse Effect on Parent for purposes of Section 7.1(b) if such circumstances (i) are demonstrated to have resulted directly from changes that occurred after the date of this Agreement in general business conditions in the electronic design automation industry, or (ii) are demonstrated to have resulted directly from the public announcement or the pendency of the Merger and would reasonably be expected to have only a temporary effect on Parent and Parent's business and financial condition.

    NYSE.  "NYSE" shall mean the New York Stock Exchange.

    PARENT COMMON STOCK. "Parent Common Stock" shall mean the Common Stock, $.01 par value per share, of Parent. Unless the context otherwise requires, all references in the Agreement to Parent Common Stock shall be deemed to refer also to the associated rights under Parent's Rights Agreement dated as of February 9, 1996 between Parent and Harris Trust and Savings Bank.

    PERSON.  "Person" shall mean any individual, Entity or Governmental Body.

    PROPRIETARY ASSET. "Proprietary Asset" shall mean any patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset.

    REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

    SEC.  "SEC" shall mean the United States Securities and Exchange Commission.

    SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

    TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

    TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

    TRIGGERING EVENT.  A "Triggering Event" shall be deemed to have occurred if:
(i) the Board of Directors of the Company shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the Merger or approval or adoption of this Agreement; (ii) the Company shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger; (iii) the Board of Directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; (v) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 60 days after the S-4 Registration Statement is declared effective; (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or (vii) an Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

                                   APPENDIX B
              FAIRNESS OPINION OF ALEX. BROWN & SONS INCORPORATED

October 27, 1996

Board of Directors
Cooper & Chyan Technology, Inc.
1601 South De Anza Boulevard
Cupertino, California 95014
Dear Sirs:

    Cooper & Chyan Technology, Inc. ("CCT" or the "Company"), Cadence Design Systems, Inc. ("Cadence") and Wyoming Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Cadence (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger and Reorganization (the "Agreement"). Pursuant to the Agreement, the implementation of which is contingent on stockholder approval by CCT stockholders, the Merger Sub will be merged with and into CCT (the "Merger"), and each share of CCT common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into 0.85 shares (the "Exchange Ratio") of common stock of Cadence. We have assumed, with your consent, that the Merger will qualify as a tax-free transaction for federal income tax purposes for the stockholders of the Company and for pooling-of-interests accounting treatment, including assuming that any required follow-on offering of common stock of Cadence will be successfully completed at customary and market terms. You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to CCT's stockholders.

    Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of CCT in connection with the transaction described above and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also served as the lead-managing underwriter in CCT's 1995 initial public offering of CCT common stock. Alex. Brown maintains a market in the common stock of CCT and regularly publishes research reports regarding the electronic design automation industry and the businesses and securities of CCT and other publicly owned companies in the electronic design automation industry. In the ordinary course of business, Alex. Brown may actively trade the securities of both the Company and Cadence for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and Cadence.

    In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning CCT and Cadence and certain internal analyses and other information furnished to us by CCT and Cadence. We have also held discussions with the members of the senior management of CCT and Cadence regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, we have
(i) reviewed the reported prices and trading activity for the common stock of both CCT and Cadence, (ii) compared certain financial and stock market information for CCT and Cadence with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

    We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of CCT and Cadence, we have assumed that such information reflects the best currently available judgments and estimates of the management of CCT and Cadence. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets of CCT and Cadence, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

    In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

    Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of CCT and do not constitute a recommendation to CCT's stockholders as to how they should vote at the stockholders' meeting in connection with the Merger. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy or registration statement distributed in connection with the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to CCT's stockholders.

                                          Very truly yours,
                                          ALEX. BROWN & SONS INCORPORATED

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Registrant also maintains a limited amount of director and officer insurance. In addition, as permitted by
Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors, officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (iv) the Registration is required to maintain director and officer liability insurance to the extent reasonably available; and (v) the Registrant may not retroactively amend the Bylaw provision in a way that is adverse to such directors, officers and employees.

    The Registrant's policy is to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that officers and directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of
Section 16(b) of the Exchange Act.

    The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  EXHIBITS

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
   2.1     Agreement and Plan of Merger and Reorganization dated as of October 28, 1996, by and among the
             Registrant, Wyoming Acquisition Sub, Inc., a Delaware corporation, and Cooper & Chyan Technology,
             Inc., a Delaware corporation (See Appendix A to the Proxy Statement/ Prospectus).

   2.2*    Form of Certificate of Merger to be entered into by Registrant and CCT.

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
   2.3     Agreement and Plan of Merger and Reorganization dated as of October 3, 1996, among the Registrant, High
             Level Designs Systems, Inc. ("HLDS") and Harbor Acquisition Sub, Inc. (incorporated by reference to
             Registrant's Current Report on Form 8-K filed on November 7, 1996 (the "November 7, 1996 8-K")).

   2.4     Form of Certificate of Merger to be entered into by Registrant and HLDS (incorporated by reference to
             Exhibit 2.2 to the Registrant's Form S-4 Registration Statement (No. 333-15771) filed on November 7,
             1996 (the "November 7, 1996 Form S-4")).

   3.1     The Registrant's Certificate of Incorporation, as filed with the Secretary of State of the State of
             Delaware on April 8, 1987 (incorporated by reference to Exhibit 3.01 to Registrant's Form S-1
             Registration Statement (No. 33-13845) originally filed on April 29, 1987 (the "1987 Form S-1")).

   3.2     The Registrant's Certificate of Retirement of Stock as filed with the Secretary of State of the State of Delaware on September 28, 1987 (incorporated by reference to Exhibit 3.01(b) to Registrant's Form
             S-4 Registration Statement (No. 33-20724) originally filed on February 25, 1988).

   3.3     The Registrant's Certificate of Ownership and Merger as filed with the Secretary of State of the State of Delaware on June 1, 1988 (incorporated by reference to Exhibit 3.02(c) to the Registrant's Form
             S-1 Registration Statement (No. 33-32107) originally filed on July 18, 1988 (the "1988 Form S-1")).

   3.4     The Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock as filed with the Secretary of State of the State of Delaware on June 8, 1989 (incorporated by reference to
             Exhibit 3A to the Registrant's Form 8-K originally filed on June 12, 1989 (the "1989 Form 8-K")).

   3.5     The Registrant's Certificate of Amendment of Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on July 26, 1991 (incorporated by reference to Exhibit 3.01(e) to the Registrant's Form S-4 Registration Statement (No. 33-43400) originally filed on October 7, 1991
             (the "1991 Form S-4").

   3.6     The Registrant's Certificate of Designation of Series A Convertible Preferred Stock as filed with the
             Secretary of State of the State of Delaware on December 30, 1991 (incorporated by reference to
             Exhibit 3.01(f) from the Registrant's Form 10-K for the fiscal year ended December 31, 1991).

   3.7     The Registrant's Bylaws, as currently in effect (incorporated by reference to Exhibit 3.02 to the 1987
             Form S-1 and Exhibit 3-b to the 1989 Form 8-K).

   4.1     Form of Specimen Certificate for Registrant's Common Stock (incorporated by reference to the 1991 Form
             S-4).

   4.2     Rights Agreement, dated as of February 9, 1996, between Cadence and Harris Trust and Savings Bank which includes as exhibits thereto the Certificate of Designation for the Series A Junior Participating
             Preferred Stock, the form of Right Certificate and the Summary of Rights to Purchase Preferred Shares
             (incorporated by reference to Exhibits 1A, 1B and 1C to the Registrant's Form 8-K filed February 9,
             1996).

   5.1*    Legal Opinion of Cooley Godward LLP.

   8.1*    Tax Opinion of Cooley Godward LLP.

   8.2*    Tax Opinion of Fenwick & West LLP.

   9.1     Form of Voting Agreement, dated as of October 3, 1996, between Cadence and each of J. George Janac,
             Dennis DeCoste, Robert P. Wiederhold and Peter S. Teshima (incorporated by reference to Exhibit 99.1 to the November 7, 1996 8-K).

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
   9.2     Option Agreement, dated as of October 3, 1996, between Cadence and J. George Janac. (incorporated by reference to Exhibit 99.2 to the November 7, 1996 8-K).

   9.3     Employment Agreement, dated as of October 3, 1996, between Cadence and J. George Janac (incorporated by reference to Exhibit 9.3 to the November 7, 1996 Form S-4).

   9.4     Employment Agreement, dated as of October 2, 1996, between Cadence and Robert P. Wiederhold
             (incorporated by reference to Exhibit 9.4 to the November 7, 1996 Form S-4).

   9.5     Form of Voting Agreement, dated as of October 28, 1996, between Cadence and each of John F. Cooper,
             David Chyan, William J. Portelli, Robert D. Selvi and John R. Harding (incorporated by reference to
             Exhibit 99.3 to the November 7, 1996 Form 8-K).

   9.6     Option Agreement, dated as of November 2, 1996, between Cadence and John F. Cooper (incorporated by reference to Exhibit 99.4 the November 7, 1996 Form 8-K).

   9.7     Option Agreement, dated as of November 2, 1996, between Cadence and David Chyan (incorporated by reference to Exhibit 99.5 to the November 7, 1996 Form 8-K).

   9.8+    Employment Agreement, dated as of October 28, 1996, between Cadence and David Chyan.

  10.1     The Registrant's 1987 Stock Option Plan, as amended to date, (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-8 Registration Statement (No. 33-53913) filed on May 31, 1994 (the "1994
             Form S-8")).

  10.2     Form of Stock Option Agreement and Form of Stock Option Exercise Request, as currently in effect under the Registrant's 1987 Stock Option Plan (incorporated by reference to Exhibit 4.01 to the
             Registrant's Form S-8 Registration Statement (No. 33-22652) filed on June 20, 1988).

  10.3     The Registrant's 1988 Directors' Stock Option Plan, as amended to date, including the Stock Option
             Grant and Stock Option Exercise Notice and Agreement (the first document is incorporated by reference to Exhibit 4.02 to the Registrant's 1994 Form S-8 and the latter two documents are incorporated by reference to Exhibits 10.08 - 10.10 to the Registrant's 1988 Form S-1).

  10.4     The Registrant's 1993 Directors' Stock Option Plan including the Stock Option Grant (incorporated by reference to Exhibit 10.04 of the 1994 Form S-8).

  10.5     The Registrant's 1995 Directors' Stock Option Plan including the Stock Option Grant (incorporated by reference to Exhibit 10.05 to the 1995 Form 10-K).

  10.6     The Registrant's 1990 Employee Stock Purchase Plan as amended to date (incorporated by reference to
             Exhibit 4.03 of the 1994 Form S-8).

  10.7     The Registrant's Senior Executive Bonus Plan for 1995 (incorporated by reference to Exhibit 10.08 of the Registrant's Form 10-K for the fiscal year ended December 31, 1994 (the "1994 Form 10-K")).

  10.8     The Registrant's Senior Executive Bonus Plan for 1996 (incorporated by reference to Exhibit 10.08 to the 1995 Form 10-K).

  10.9     The Registrant's Chief Executive Officer Bonus Plan for 1996 (incorporated by reference to Exhibit
             10.09 to the 1995 Form 10-K).

  10.10    The Registrant's Deferred Compensation Plan for 1994 (incorporated by reference to Exhibit 10.09 to the
             1994 Form 10-K).

  10.11    The Registrant's 1996 Deferred Compensation Venture Investment Plan (incorporated by reference to
             Exhibit 10.11 to the 1995 Form 10-K).

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
  10.12    Amended and Restated Lease, dated June 29, 1989, by and between River Oaks Place Associates ("ROPA"), a
             California limited partnership, and the Registrant, for the Registrant's executive offices at 555
             River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit 10.14 to the
             Registrant's Form 10-K for the fiscal year ended December 31, 1990 (the "1990 Form 10-K")).

  10.13    Lease dated June 29, 1989 by and between ROPA and the Registrant for the Registrant's offices at 575
             River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit 10.16 to the 1990 Form
             10-K).

  10.14    Lease dated June 29, 1989 by and between ROPA and the Registrant for the Registrant's offices at 535 and 545 River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit 10.17 to the
             1990 Form 10-K).

  10.15    Lease dated September 3, 1985 by and among the Richard T. Peery and John Arrillaga Separate Property
             Trusts ("P/A Trusts") and Valid Logic Systems Incorporated ("Valid") (which merged into the
             Registrant) for the Registrant's offices at 75 West Plumeria Avenue, San Jose, California
             (incorporated by reference to Exhibit 10.16 to the Form 10-K for Valid for the fiscal year ended
             December 30, 1990 (the "1990 Valid Form 10-K")).

  10.16    Amendment Number 1, dated March 2, 1988, to Lease Agreement for 75 West Plumeria Avenue, San Jose,
             California, by and among Valid and the P/A Trusts (incorporated by reference to Exhibit 10.17 to the
             1990 Valid Form 10-K).

  10.17    Lease dated December 19, 1988 by and among the P/A Trusts and Valid for the Registrant's offices at
             2835 North First Street, San Jose, California (incorporated by reference to Exhibit 10.18 to the 1990
             Valid Form 10-K).

  10.18    Lease dated September 3, 1985 by and among the P/A Trusts and Valid for the Registrant's offices at
             2820 Orchard Parkway, San Jose, California (incorporated by reference to Exhibit 10.14 to the 1990
             Valid Form 10-K).

  10.19    Amendment Number 1, dated March 2, 1988, to Lease Agreement for 2820 Orchard Parkway, San Jose,
             California, by and among Valid and the P/A Trusts (incorporated by reference to Exhibit 10.15 to the
             1990 Valid Form 10-K).

  10.20    Form of Executive Compensation Agreement dated May 1989 between Registrant and Mr. Costello
             (incorporated by reference to Exhibit 10.20 to the Registrant's Form S-4 registration statement (No.
             33-31673), originally filed on October 18, 1989).

  10.21    Offer letter to H. Raymond Bingham dated May 12, 1993 (incorporated by reference to Exhibit 10.24 to the Form 10-K for the fiscal year ended December 31, 1993 (the "1993 Form 10-K")).

  10.22    Offer letter to M. Robert Leach dated May 17, 1993 (incorporated by reference to Exhibit 10.25 to the
             1993 Form 10-K).

  10.23    1993 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 4.05 to the 1994 Form S-8).

  10.24    Consulting agreement dated May 1, 1994 with Henry E. Johnston, who was made a director on July 5, 1994 by unanimous written consent of directors of Cadence (incorporated by reference to the Registrant's
             Form 10-Q for the quarterly period ended June 30, 1994 (the "1994 Second Quarter Form 10-Q")).

  10.25    Agreement of Merger and Plan of Reorganization by and among Registrant, Simon Software, Inc. and
             Redwood Design Automation, Inc. ("Redwood") dated as of July 8, 1994 (incorporated by reference to the Registrant's Form 10-Q/A, Amendment Number 1 to the 1994 Second Quarter Form 10-Q, filed November
             14, 1994 (the "1994 Second Quarter 10-Q/ A")).

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
  10.26    Agreement of Merger dated as of August 1, 1994 between Redwood and CDS Corporation (incorporated by reference to the Registrant's 1994 Second Quarter 10-Q/A).

  10.27    Form of Stock Option Agreement for Registrant's 1993 Non Statutory Stock Option Plan (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September 30, 1994).

  10.28    Form of Underwriting Agreement in connection with Integrated Measurement Systems, Inc. public offering
             (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September 30,
             1995).

  10.29    The Registrant's Amended and Restated 401(k) Plan (incorporated by reference to the Registrant's Form
             10-Q for the first quarter ended March 30, 1996 (the "March 30, 1996 10-Q")).

  10.30    Amendment dated May 3, 1996, to Registrant's 1993 Non Statutory Stock Option Plan (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September 30, 1994).

  10.31    Revolving line of credit dated April 1996, by and between Credit Lyonnais and the Registrant
             (incorporated by reference to the March 30, 1996 10-Q).

  10.32    Term loan dated May 31, 1996, by and between Credit Lyonnais and River Oaks Place Associates L.P.
             (ROPA), a California limited partnership (the Term Loan) (incorporated by reference to the
             Registrant's Form 10-Q for the second quarter ended June 29, 1996 (the "June 29, 1996 10-Q")).

  10.33    Deed of Trust, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the June 29, 1996
             10-Q).

  10.34    Assignment of Leases and Rents dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.35    Assignment of Partnership Interest/Seeley Properties, Inc. dated May 31, 1996, Schedule to Term Loan
             (incorporated by reference to the June 29, 1996 10-Q).

  10.36    Assignment of Partnership Interest/Cadence Design Systems, Inc. dated May 31, 1996, Schedule to Term
             Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.37    Environmental Indemnity dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the
             June 29, 1996 10-Q).

  10.38    Amendment dated August 2, 1996, to Registrant's 1987 Stock Option filed on May 31, 1994 (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-8 Registration Statement No. 33-53913).

  10.39    Amendment dated August 2, 1996, to Registrant's 1993 Non Statutory Stock Option Plan (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September 30, 1994).

  10.40    Amendment Number 1, dated May 31, 1996 (incorporated by reference to Registrant's Form 10-Q for the second quarter ended June 29, 1996 (the "June 29, 1996 Form 10-Q")), to Lease Agreement for the
             Registrant's executive offices at 555 River Oaks Parkway, San Jose, California by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.14 to Registrant's Form 10-K for the fiscal year ended December 31, 1990 (the "1990 Form 10-K")).

 EXHIBIT
 NUMBER    EXHIBITS
---------  -------------------------------------------------------------------------------------------------------
  10.41    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form 10-Q), to
             Lease Agreement for the Registrant's executive offices at 555 River Oaks Parkway, San Jose,
             California by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.14 to the
             1990 Form 10-K).

  10.42    Amendment Number 1, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form 10-Q), to
             Lease Agreement for the Registrant's offices at 575 River Oaks Parkway, San Jose, California, by and
             between ROPA and the Registrant (incorporated by reference to Exhibit 10.16 to the 1990 Form 10-K).

  10.43    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form 10-Q), to
             Lease Agreement for the Registrant's offices at 575 River Oaks Parkway, San Jose, California, by and
             between ROPA and the Registrant (incorporated by reference to Exhibit 10.16 to the 1990 Form 10-K).

  10.44    Amendment Number 1, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form 10-Q), to
             Lease Agreement for the Registrant's offices at 535 and 545 River Oaks Parkway, San Jose, California,
             by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.17 to the 1990 Form
             10-K).

  10.45    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form 10-Q), to
             Lease Agreement for the Registrant's offices at 535 and 545 River Oaks Parkway, San Jose, California,
             by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.17 to the 1990 Form
             10-K).

  10.46    HLDS 1993 Stock Option Plan and Form of Stock Option Grant (incorporated by reference to Exhibit 10.25 to the November 7, 1996 Form S-4).

  10.47    HLDS 1995 Special Nonstatutory Stock Option Plan and Form of Stock Option Grant (incorporated by reference to Exhibit 10.26 to the November 7, 1996 Form S-4).

  10.48+   CCT 1989 Stock Option Plan

  10.49+   CCT 1993 Equity Incentive Plan

  10.50+   CCT 1995 Employee Stock Purchase Plan

  10.51+   UniCAD Stock Option Plan

  21.01    Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.01 to the 1995 Form 10-K).

  23.01+   Consent of Arthur Andersen LLP with respect to Cadence financial statements.

  23.02+   Consent of Ernst & Young LLP with respect to CCT financial statements.

  23.03+   Consent of Deloitte & Touche with respect to UniCAD financial statements.

  23.04*   Consent of Fenwick & West LLP (included in Exhibit 8.2).

  23.05*   Consent of Cooley Godward LLP (included in Exhibits 5.1 and 8.1).

  24.01+   Power of Attorney (see page II-8).

------------------------

+   Filed herewith.

*   To be filed by amendment.

ITEM 22. UNDERTAKINGS.

    (1) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (2) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Articles of Incorporation and the Bylaws of the Registrant and the Delaware General Corporation Law, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) (A) The undersigned registration hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (B) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (A) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Cadence Design Systems, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, County of Santa Clara, State of California, on the 25th day of November, 1996.

                                CADENCE DESIGN SYSTEMS, INC.

                                By:            /s/ JOSEPH B. COSTELLO
                                     -----------------------------------------
                                                 Joseph B. Costello
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph B. Costello, H. Raymond Bingham and R.L. Smith McKeithen, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                         SIGNATURE                                        TITLE                        DATE
------------------------------------------------------------  ------------------------------  ----------------------

                                                              President, Chief Executive
                   /s/ JOSEPH B. COSTELLO                       Officer and Director
      ------------------------------------------------          (Principal Executive            November 25, 1996
                     Joseph B. Costello                         Officer)

                                                              Executive Vice President,
                   /s/ H. RAYMOND BINGHAM                       Chief Financial Officer and
      ------------------------------------------------          Secretary                       November 25, 1996
                     H. Raymond Bingham                         (Principal Financial
                                                                Officer)

                                                              Vice President, Corporate
                     /s/ WILLIAM PORTER                         Controller and Assistant
      ------------------------------------------------          Secretary (Principal            November 25, 1996
                       William Porter                           Accounting Officer)

                      /s/ CAROL BARTZ
      ------------------------------------------------        Director                          November 25, 1996
                        Carol Bartz

                         SIGNATURE                                        TITLE                        DATE
------------------------------------------------------------  ------------------------------  ----------------------

      ------------------------------------------------        Director                          November   , 1996
                     Henry E. Johnston

                  /s/ DR. LEONARD Y.W. LIU
      ------------------------------------------------        Director                          November 25, 1996
                    Dr. Leonard Y.W. Liu

                    /s/ DONALD L. LUCAS
      ------------------------------------------------        Director                          November 25, 1996
                      Donald L. Lucas

          /s/ DR. ALBERTO SANGIOVANNI-VINCENTELLI
      ------------------------------------------------        Director                          November 25, 1996
            Dr. Alberto Sangiovanni-Vincentelli

                   /s/ GEORGE M. SCALISE
      ------------------------------------------------        Director                          November 25, 1996
                     George M. Scalise

                   /s/ DR. JOHN B. SHOVEN
      ------------------------------------------------        Director                          November 25, 1996
                     Dr. John B. Shoven

                    /s/ JAMES E. SOLOMON
      ------------------------------------------------        Director                          November 25, 1996
                      James E. Solomon

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                EXHIBITS                                                 PAGE
---------  ------------------------------------------------------------------------------------------------     -----
   2.1     Agreement and Plan of Merger and Reorganization dated as of October 28, 1996, by and among the
             Registrant, Wyoming Acquisition Sub, Inc., a Delaware corporation, and Cooper & Chyan
             Technology, Inc., a Delaware corporation (See Appendix A to the Proxy Statement/Prospectus).

   2.2*    Form of Certificate of Merger to be entered into by Registrant and CCT.

   2.3     Agreement and Plan of Merger and Reorganization dated as of October 3, 1996, among the
             Registrant, High Level Designs Systems, Inc. ("HLDS") and Harbor Acquisition Sub, Inc.
             (incorporated by reference to Registrant's Current Report on Form 8-K filed on November 7,
             1996 (the "November 7, 1996 8-K")).

   2.4     Form of Certificate of Merger to be entered into by Registrant and HLDS (incorporated by reference to Exhibit 2.2 to the Registrant's Form S-4 Registration Statement (No. 333-15771)
             filed on November 7, 1996 (the "November 7, 1996 Form S-4")).

   3.1     The Registrant's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on April 8, 1987 (incorporated by reference to Exhibit 3.01 to Registrant's Form
             S-1 Registration Statement (No. 33-13845) originally filed on April 29, 1987 (the "1987 Form
             S-1")).

   3.2     The Registrant's Certificate of Retirement of Stock as filed with the Secretary of State of the
             State of Delaware on September 28, 1987 (incorporated by reference to Exhibit 3.01(b) to
             Registrant's Form S-4 Registration Statement (No. 33-20724) originally filed on February 25,
             1988).

   3.3     The Registrant's Certificate of Ownership and Merger as filed with the Secretary of State of the
             State of Delaware on June 1, 1988 (incorporated by reference to Exhibit 3.02(c) to the
             Registrant's Form S-1 Registration Statement (No. 33-32107) originally filed on July 18, 1988
             (the "1988 Form S-1")).

   3.4     The Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock as
             filed with the Secretary of State of the State of Delaware on June 8, 1989 (incorporated by reference to Exhibit 3A to the Registrant's Form 8-K originally filed on June 12, 1989 (the
             "1989 Form 8-K")).

   3.5     The Registrant's Certificate of Amendment of Certificate of Incorporation as filed with the
             Secretary of State of the State of Delaware on July 26, 1991 (incorporated by reference to
             Exhibit 3.01(e) to the Registrant's Form S-4 Registration Statement (No. 33-43400) originally filed on October 7, 1991 (the "1991 Form S-4").

   3.6     The Registrant's Certificate of Designation of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on December 30, 1991 (incorporated by reference to Exhibit 3.01(f) from the Registrant's Form 10-K for the fiscal year ended
             December 31, 1991).

   3.7     The Registrant's Bylaws, as currently in effect (incorporated by reference to Exhibit 3.02 to the 1987 Form S-1 and Exhibit 3-b to the 1989 Form 8-K).

   4.1     Form of Specimen Certificate for Registrant's Common Stock (incorporated by reference to the
             1991 Form S-4).

   4.2     Rights Agreement, dated as of February 9, 1996, between Cadence and Harris Trust and Savings
             Bank which includes as exhibits thereto the Certificate of Designation for the Series A Junior
             Participating Preferred Stock, the form of Right Certificate and the Summary of Rights to
             Purchase Preferred Shares (incorporated by reference to Exhibits 1A, 1B and 1C to the
             Registrant's Form 8-K filed February 9, 1996).

   5.1*    Legal Opinion of Cooley Godward LLP.

 EXHIBIT
 NUMBER                                                EXHIBITS                                                 PAGE
---------  ------------------------------------------------------------------------------------------------     -----
   8.1*    Tax Opinion of Cooley Godward LLP.

   8.2*    Tax Opinion of Fenwick & West LLP.

   9.1     Form of Voting Agreement, dated as of October 3, 1996, between Cadence and each of J. George
             Janac, Dennis DeCoste, Robert P. Wiederhold and Peter S. Teshima (incorporated by reference to
             Exhibit 99.1 to the November 7, 1996 8-K).

   9.2     Option Agreement, dated as of October 3, 1996, between Cadence and J. George Janac.
             (incorporated by reference to Exhibit 99.2 to the November 7, 1996 8-K).

   9.3     Employment Agreement, dated as of October 3, 1996, between Cadence and J. George Janac
             (incorporated by reference to Exhibit 9.3 to the November 7, 1996 Form S-4).

   9.4     Employment Agreement, dated as of October 2, 1996, between Cadence and Robert P. Wiederhold
             (incorporated by reference to Exhibit 9.4 to the November 7, 1996 Form S-4).

   9.5     Form of Voting Agreement, dated as of October 28, 1996, between Cadence and each of John F.
             Cooper, David Chyan, William J. Portelli, Robert D. Selvi and John R. Harding (incorporated by reference to Exhibit 99.3 to the November 7, 1996 Form 8-K).

   9.6     Option Agreement, dated as of November 2, 1996, between Cadence and John F. Cooper (incorporated by reference to Exhibit 99.4 the November 7, 1996 Form 8-K).

   9.7     Option Agreement, dated as of November 2, 1996, between Cadence and David Chyan (incorporated by reference to Exhibit 99.5 to the November 7, 1996 Form 8-K).

   9.8+    Employment Agreement, dated as of October 28, 1996, between Cadence and David Chyan.

  10.1     The Registrant's 1987 Stock Option Plan, as amended to date, (incorporated by reference to
             Exhibit 4.01 to the Registrant's Form S-8 Registration Statement (No. 33-53913) filed on May
             31, 1994 (the "1994 Form S-8")).

  10.2     Form of Stock Option Agreement and Form of Stock Option Exercise Request, as currently in effect under the Registrant's 1987 Stock Option Plan (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-8 Registration Statement (No. 33-22652) filed on June 20, 1988).

  10.3     The Registrant's 1988 Directors' Stock Option Plan, as amended to date, including the Stock
             Option Grant and Stock Option Exercise Notice and Agreement (the first document is incorporated by reference to Exhibit 4.02 to the Registrant's 1994 Form S-8 and the latter two documents are incorporated by reference to Exhibits 10.08 - 10.10 to the Registrant's 1988
             Form S-1).

  10.4     The Registrant's 1993 Directors' Stock Option Plan including the Stock Option Grant
             (incorporated by reference to Exhibit 10.04 of the 1994 Form S-8).

  10.5     The Registrant's 1995 Directors' Stock Option Plan including the Stock Option Grant
             (incorporated by reference to Exhibit 10.05 to the 1995 Form 10-K).

  10.6     The Registrant's 1990 Employee Stock Purchase Plan as amended to date (incorporated by reference to Exhibit 4.03 of the 1994 Form S-8).

  10.7     The Registrant's Senior Executive Bonus Plan for 1995 (incorporated by reference to Exhibit
             10.08 of the Registrant's Form 10-K for the fiscal year ended December 31, 1994 (the "1994
             Form 10-K")).

  10.8     The Registrant's Senior Executive Bonus Plan for 1996 (incorporated by reference to Exhibit
             10.08 to the 1995 Form 10-K).

  10.9     The Registrant's Chief Executive Officer Bonus Plan for 1996 (incorporated by reference to
             Exhibit 10.09 to the 1995 Form 10-K).

 EXHIBIT
 NUMBER                                                EXHIBITS                                                 PAGE
---------  ------------------------------------------------------------------------------------------------     -----
  10.10    The Registrant's Deferred Compensation Plan for 1994 (incorporated by reference to Exhibit 10.09 to the 1994 Form 10-K).

  10.11    The Registrant's 1996 Deferred Compensation Venture Investment Plan (incorporated by reference to Exhibit 10.11 to the 1995 Form 10-K).

  10.12    Amended and Restated Lease, dated June 29, 1989, by and between River Oaks Place Associates
             ("ROPA"), a California limited partnership, and the Registrant, for the Registrant's executive offices at 555 River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit
             10.14 to the Registrant's Form 10-K for the fiscal year ended December 31, 1990 (the "1990
             Form 10-K")).

  10.13    Lease dated June 29, 1989 by and between ROPA and the Registrant for the Registrant's offices at
             575 River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit 10.16 to the 1990 Form 10-K).

  10.14    Lease dated June 29, 1989 by and between ROPA and the Registrant for the Registrant's offices at
             535 and 545 River Oaks Parkway, San Jose, California (incorporated by reference to Exhibit
             10.17 to the 1990 Form 10-K).

  10.15    Lease dated September 3, 1985 by and among the Richard T. Peery and John Arrillaga Separate
             Property Trusts ("P/A Trusts") and Valid Logic Systems Incorporated ("Valid") (which merged into the Registrant) for the Registrant's offices at 75 West Plumeria Avenue, San Jose,
             California (incorporated by reference to Exhibit 10.16 to the Form 10-K for Valid for the
             fiscal year ended December 30, 1990 (the "1990 Valid Form 10-K")).

  10.16    Amendment Number 1, dated March 2, 1988, to Lease Agreement for 75 West Plumeria Avenue, San
             Jose, California, by and among Valid and the P/A Trusts (incorporated by reference to Exhibit
             10.17 to the 1990 Valid Form 10-K).

  10.17    Lease dated December 19, 1988 by and among the P/A Trusts and Valid for the Registrant's offices at 2835 North First Street, San Jose, California (incorporated by reference to Exhibit 10.18 to the 1990 Valid Form 10-K).

  10.18    Lease dated September 3, 1985 by and among the P/A Trusts and Valid for the Registrant's offices at 2820 Orchard Parkway, San Jose, California (incorporated by reference to Exhibit 10.14 to the 1990 Valid Form 10-K).

  10.19    Amendment Number 1, dated March 2, 1988, to Lease Agreement for 2820 Orchard Parkway, San Jose,
             California, by and among Valid and the P/A Trusts (incorporated by reference to Exhibit 10.15 to the 1990 Valid Form 10-K).

  10.20    Form of Executive Compensation Agreement dated May 1989 between Registrant and Mr. Costello
             (incorporated by reference to Exhibit 10.20 to the Registrant's Form S-4 registration statement (No. 33-31673), originally filed on October 18, 1989).

  10.21    Offer letter to H. Raymond Bingham dated May 12, 1993 (incorporated by reference to Exhibit
             10.24 to the Form 10-K for the fiscal year ended December 31, 1993 (the "1993 Form 10-K")).

  10.22    Offer letter to M. Robert Leach dated May 17, 1993 (incorporated by reference to Exhibit 10.25 to the 1993 Form 10-K).

  10.23    1993 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 4.05 to the 1994 Form
             S-8).

  10.24    Consulting agreement dated May 1, 1994 with Henry E. Johnston, who was made a director on July
             5, 1994 by unanimous written consent of directors of Cadence (incorporated by reference to the
             Registrant's Form 10-Q for the quarterly period ended June 30, 1994 (the "1994 Second Quarter
             Form 10-Q")).

 EXHIBIT
 NUMBER                                                EXHIBITS                                                 PAGE
---------  ------------------------------------------------------------------------------------------------     -----
  10.25    Agreement of Merger and Plan of Reorganization by and among Registrant, Simon Software, Inc. and
             Redwood Design Automation, Inc. ("Redwood") dated as of July 8, 1994 (incorporated by reference to the Registrant's Form 10-Q/A, Amendment Number 1 to the 1994 Second Quarter Form
             10-Q, filed November 14, 1994 (the "1994 Second Quarter 10-Q/A")).

  10.26    Agreement of Merger dated as of August 1, 1994 between Redwood and CDS Corporation (incorporated by reference to the Registrant's 1994 Second Quarter 10-Q/A).

  10.27    Form of Stock Option Agreement for Registrant's 1993 Non Statutory Stock Option Plan
             (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September
             30, 1994).

  10.28    Form of Underwriting Agreement in connection with Integrated Measurement Systems, Inc. public offering (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended
             September 30, 1995).

  10.29    The Registrant's Amended and Restated 401(k) Plan (incorporated by reference to the Registrant's
             Form 10-Q for the first quarter ended March 30, 1996 (the "March 30, 1996 10-Q")).

  10.30    Amendment dated May 3, 1996, to Registrant's 1993 Non Statutory Stock Option Plan (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September 30, 1994).

  10.31    Revolving line of credit dated April 1996, by and between Credit Lyonnais and the Registrant
             (incorporated by reference to the March 30, 1996 10-Q).

  10.32    Term loan dated May 31, 1996, by and between Credit Lyonnais and River Oaks Place Associates
             L.P. (ROPA), a California limited partnership (the Term Loan) (incorporated by reference to the Registrant's Form 10-Q for the second quarter ended June 29, 1996 (the "June 29, 1996
             10-Q")).

  10.33    Deed of Trust, Security Agreement, Assignment of Leases and Rents, Fixture Filing and Financing
             Statement dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the June 29,
             1996 10-Q).

  10.34    Assignment of Leases and Rents dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.35    Assignment of Partnership Interest/Seeley Properties, Inc. dated May 31, 1996, Schedule to Term
             Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.36    Assignment of Partnership Interest/Cadence Design Systems, Inc. dated May 31, 1996, Schedule to
             Term Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.37    Environmental Indemnity dated May 31, 1996, Schedule to Term Loan (incorporated by reference to the June 29, 1996 10-Q).

  10.38    Amendment dated August 2, 1996, to Registrant's 1987 Stock Option filed on May 31, 1994
             (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-8 Registration Statement
             No. 33-53913).

  10.39    Amendment dated August 2, 1996, to Registrant's 1993 Non Statutory Stock Option Plan
             (incorporated by reference to the Registrant's Form 10-Q for the third quarter ended September
             30, 1994).

 EXHIBIT
 NUMBER                                                EXHIBITS                                                 PAGE
---------  ------------------------------------------------------------------------------------------------     -----
  10.40    Amendment Number 1, dated May 31, 1996 (incorporated by reference to Registrant's Form 10-Q for the second quarter ended June 29, 1996 (the "June 29, 1996 Form 10-Q")), to Lease Agreement
             for the Registrant's executive offices at 555 River Oaks Parkway, San Jose, California by and
             between ROPA and the Registrant (incorporated by reference to Exhibit 10.14 to Registrant's
             Form 10-K for the fiscal year ended December 31, 1990 (the "1990 Form 10-K")).

  10.41    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form
             10-Q), to Lease Agreement for the Registrant's executive offices at 555 River Oaks Parkway,
             San Jose, California by and between ROPA and the Registrant (incorporated by reference to
             Exhibit 10.14 to the 1990 Form 10-K).

  10.42    Amendment Number 1, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form
             10-Q), to Lease Agreement for the Registrant's offices at 575 River Oaks Parkway, San Jose,
             California, by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.16 to the 1990 Form 10-K).

  10.43    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form
             10-Q), to Lease Agreement for the Registrant's offices at 575 River Oaks Parkway, San Jose,
             California, by and between ROPA and the Registrant (incorporated by reference to Exhibit 10.16 to the 1990 Form 10-K).

  10.44    Amendment Number 1, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form
             10-Q), to Lease Agreement for the Registrant's offices at 535 and 545 River Oaks Parkway, San
             Jose, California, by and between ROPA and the Registrant (incorporated by reference to Exhibit
             10.17 to the 1990 Form 10-K).

  10.45    Amendment Number 2, dated May 31, 1996 (incorporated by reference to the June 29, 1996 Form
             10-Q), to Lease Agreement for the Registrant's offices at 535 and 545 River Oaks Parkway, San
             Jose, California, by and between ROPA and the Registrant (incorporated by reference to Exhibit
             10.17 to the 1990 Form 10-K).

  10.46    HLDS 1993 Stock Option Plan and Form of Stock Option Grant (incorporated by reference to Exhibit
             10.25 to the November 7, 1996 Form S-4).

  10.47    HLDS 1995 Special Nonstatutory Stock Option Plan and Form of Stock Option Grant (incorporated by reference to Exhibit 10.26 to the November 7, 1996 Form S-4).

  10.48+   CCT 1989 Stock Option Plan

  10.49+   CCT 1993 Equity Incentive Plan

  10.50+   CCT 1995 Employee Stock Purchase Plan

  10.51+   UniCAD Stock Option Plan

  21.01    Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.01 to the 1995 Form
             10-K).

  23.01+   Consent of Arthur Andersen LLP with respect to Cadence financial statements.

  23.02+   Consent of Ernst & Young LLP with respect to CCT financial statements.

  23.03+   Consent of Deloitte & Touche with respect to UniCAD financial statements.

  23.04*   Consent of Fenwick & West LLP (included in Exhibit 8.2).

  23.05*   Consent of Cooley Godward LLP (included in Exhibits 5.1 and 8.1).

  24.01+   Power of Attorney (see page II-8).

------------------------

+   Filed herewith.

*   To be filed by amendment.